As filed with the Securities and Exchange Commission on May 7, 1997
                           Registration No. 333-24635



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------


                                 Amendment No. 1
                                       to
                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              --------------------


                           IRON MOUNTAIN INCORPORATED
             (Exact name of registrant as specified in its charter)

DELAWARE                          4226                          04-3107342
(State or other        (Primary Standard Industrial        (I.R.S. Employer
jurisdiction of        Classification Code Number)         Identification No.)
incorporation or
organization)

                      745 ATLANTIC AVENUE, BOSTON, MA 02111
                                 (617) 357-4455
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              --------------------

                                C. Richard Reese
                            Chairman of The Board of
                      Directors and Chief Executive Officer
                           Iron Mountain Incorporated
                               745 Atlantic Avenue
                                Boston, MA 02111
                                 (617) 357-4455
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              --------------------
                                    Copy to:

                             William J. Curry, Esq.
                            Sullivan & Worcester LLP
                             One Post Office Square
                                Boston, MA 02109
                                 (617) 338-2800

         Approximate date of commencement of proposed sale to the public: Upon consummation of the transactions described herein.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE


=============================================================================================================================
Title of Each Class of Securities to  Amount to be        Proposed Maximum            Proposed Maximum            Amount of
          be Registered                Registered     Offering Price Per Share    Aggregate Offering Price    Registration Fee
------------------------------------------------------------------------------------------------------------------------------
          Common Stock,                    (1)                     (1)                $(7,522,621) (2)         $0 (2)
     Par Value $.01 per share
==============================================================================================================================

   (1) The Securities to be offered hereby will be offered on the basis of a maximum aggregate offering price. Accordingly, pursuant to Rule 457(o), the number of shares offered and, as a consequence, the maximum offering price per share are omitted from this table.

   (2) The registration fee has been calculated in accordance with Rule 457(f)(2) promulgated under the Securities Act of 1933. Because there is no market for the Common Stock, $.01 par value per share, of Safesite Records Management Corporation ("Safesite"), pursuant to Rule 457(f), the proposed maximum aggregate offering price equals the difference between (a) $4,567,379 (the book value of Safesite's Common Stock as of December 31, 1996) and (b) $12,090,000 (the amount of cash to be paid by the Registrant in the transaction). As this is a negative number, no fee is required to be paid. The registration fee is calculated on the basis of the proposed maximum aggregate offering price.


                             ----------------------
    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that the Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

                     SAFESITE RECORDS MANAGEMENT CORPORATION



                                                                  May 14, 1997



Dear Stockholder:


         You are cordially invited to attend a Special Meeting of Stockholders (the "Safesite Stockholders Meeting") of Safesite Records Management Corporation ("Safesite") to be held on June 6, 1997 at 12:00 noon, local time, at Safesite's headquarters located at 96 High Street, North Billerica, Massachusetts.

         At the Safesite Stockholders Meeting, stockholders will be asked to approve and adopt an Agreement and Plan of Merger, as amended to date (the "Merger Agreement"), providing for the merger (the "Merger") of Safesite with and into a wholly owned subsidiary of Iron Mountain Incorporated ("Iron Mountain"). At the effective time of the Merger (the "Effective Time"), all outstanding shares of Safesite Common Stock, par value $.01 per share ("Safesite Common Stock"), will be converted into the right to receive cash and shares of Iron Mountain Common Stock, par value $.01 per share ("Iron Mountain Common Stock"). Safesite stockholders have the right to dissent from the Merger and, if the Merger is consummated, have the fair value of their shares paid to them in cash by submitting a written notice prior to the Safesite Stockholders Meeting and following the other procedures described in the accompanying Proxy Statement.

         In the Merger, Iron Mountain will issue to Safesite stockholders shares of Iron Mountain Common Stock and cash. Holders of options to acquire shares of Safesite Common Stock that are exercisable as of the Effective Time ("Exercisable Options") will receive as a result of the Merger, currently exercisable options to acquire Iron Mountain Common Stock and, at Iron Mountain's election (which election must be made as to all exercisable options), cash. Assuming (i) no adjustments are made in the amount of consideration provided in the Merger Agreement, as described in the accompanying Proxy Statement, (ii) a Determination Price (as defined in the accompanying Proxy Statement) of $28.50 (the mid-point in the range between the floor price of $26.00 and the ceiling price of $31.00) and (iii) Iron Mountain elects to pay cash to holders of Exercisable Options, the aggregate value of shares issued in the Merger and shares underlying exercisable options issued as a result of the Merger would be $49,910,000, representing approximately 1,751,228 shares of Iron Mountain Common Stock, and the aggregate amount of cash would be $12,090,000. Based upon the foregoing assumptions and on the shares of Safesite Common Stock and Exercisable Options outstanding on May 2, 1997, each Safesite stockholder would be entitled to receive approximately 0.1845 shares of Iron Mountain Common Stock with a value of approximately $5.26 and approximately $1.27 in cash per share of Safesite Common Stock based on the number of shares of Safesite Common Stock and Exercisable Options outstanding on May 2, 1997. The Determination Price calculated as of May 2, 1997 was $26.00 (the actual average closing price per share for such period was $24.18).

         Using the Determination Price of $26.00 (the floor in the calculation of the Determination Price and was the Determination Price calculated as of May 2, 1997), and based on the other assumptions set forth in the immediately preceding paragraph, each Safesite stockholder would be entitled to receive approximately 0.2023 shares of Iron Mountain Common Stock with a value of approximately $5.26 (assuming the Iron Mountain Common Stock had a market value at closing equal to $26.00 per share) and approximately $1.27 in cash per share of Safesite Common Stock based on the number of shares of Safesite Common Stock and Exercisable Options outstanding on May 2, 1997. On May 2, 1997, the closing sales price of the Iron Mountain Common Stock, as reported on the Nasdaq National Market, was $24.50. Using this amount as the value of the Iron Mountain Common Stock (rather than $26.00), each Safesite stockholder would be entitled to receive on a per share basis Iron Mountain Common Stock having a value of approximately $4.96. However, the Determination Price and the closing sales price of Iron Mountain Common Stock may increase or decrease between May 2, 1997 and the Closing Date.

         In order to protect the tax-free nature of the Merger, approximately 62% of the shares of Iron Mountain Common Stock received by each Safesite stockholder may not be transferred by such stockholder for a period of one year following the Effective Time. In order to implement such restriction, each stockholder will receive two certificates representing shares of Iron Mountain Common Stock to be received in the Merger, one of which will bear a legend indicating that the shares represented by such certificates are subject to these transfer restrictions and may not be transferred by such stockholder for a period of one year following the Effective Time. The other certificate will not bear this legend and, accordingly, will be transferable by the holder, subject to compliance with applicable law. No stockholder will receive preferential transfer rights with respect to shares subject to these transfer restrictions.

         In order to indemnify Iron Mountain for certain claims under the Merger Agreement, shares of Iron Mountain Common Stock having a value of $4,000,000 based upon the Determination Price (equal to approximately $0.44 per share of Safesite Common Stock) will be withheld ratably from the merger consideration payable to Safesite stockholders and held in escrow for a period of one year.

         Neither Iron Mountain nor Safesite can predict the price at which shares of Iron Mountain Common Stock will be trading at the end of the one-year restriction period and the escrow period. The value of the shares of Iron Mountain Common Stock issued to Safesite stockholders in the Merger would be adversely affected if the trading price following the end of such period was less than the trading price at the Effective Time.

         The Merger is subject to, among other things, the approvals of certain third parties, and will not be consummated until those approvals have been obtained. As a result, it is expected that the Merger will be completed during the second quarter of 1997.


         The Safesite Board of Directors has carefully considered the terms of the proposed Merger Agreement and believes that the Merger and related transactions are in the best interests of and fair to Safesite and its stockholders. The Board has unanimously approved the Merger Agreement and the related transactions and recommends that Safesite stockholders vote FOR this proposal.

         The accompanying Proxy Statement sets forth the respective voting rights of holders of shares of Safesite stock with respect to these matters. We hope you will be able to attend the Safesite Stockholders Meeting. However, even if you anticipate attending in person, we urge you to complete, sign, date and return the enclosed proxy card promptly to ensure that your shares will be represented at the Safesite Stockholders Meeting. If you do attend, you will, of course, be entitled to vote in person.

         Thank you, and we look forward to seeing you at the meeting.

                                   Sincerely,



             B. Thomas Golisano,                         James B. Wayman, Jr.,
                  Chairman of the Board                      President

                     SAFESITE RECORDS MANAGEMENT CORPORATION

                            NOTICE OF SPECIAL MEETING

                                 OF STOCKHOLDERS


                           To Be Held On June 6, 1997



TO THE STOCKHOLDERS OF SAFESITE RECORDS MANAGEMENT CORPORATION:


         NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Safesite Stockholders Meeting") of Safesite Records Management Corporation ("Safesite") will be held on June 6, 1997 at 12:00 noon, local time, at Safesite's headquarters located at 96 High Street, North Billerica, Massachusetts, for the purpose of considering and voting upon the following proposals:

                  (1) A proposal to approve and adopt an Agreement and Plan of Merger, dated as of February 19, 1997, as amended to date (the "Merger Agreement"), among Iron Mountain Incorporated, a Delaware corporation ("Iron Mountain"), IM-1 Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Iron Mountain ("Sub"), and Safesite pursuant to which Safesite will be merged with and into Sub, with Sub continuing as the surviving corporation and a wholly owned subsidiary of Iron Mountain (the "Merger").


                  (2) Such other business as may properly come before the Safesite Stockholders Meeting or any adjournments or postponements thereof.


         The Safesite Board of Directors has fixed the close of business on May 6, 1997 as the record date for the determination of stockholders entitled to notice of and to vote at the Safesite Stockholders Meeting and any adjournments or postponements thereof. Only stockholders of record at the close of business on such date are entitled to notice of and to vote at the Safesite Stockholders Meeting. A list of Safesite stockholders entitled to vote at the Safesite Stockholders Meeting or any adjournments or postponements thereof will be available for examination for any purpose germane to the Safesite Stockholders Meeting, during ordinary business hours, at the principal executive offices of Safesite located at 96 High Street, North Billerica, Massachusetts 01862, for 10 days prior to the Safesite Stockholders Meeting.


         Shares of Common Stock, par value $.01 per share, are the only securities of Safesite whose holders are entitled to vote upon the Merger Agreement and any other proposals to be presented at the Safesite Stockholders Meeting.

         Safesite stockholders entitled to vote at the Safesite Stockholders Meeting have a right to dissent to the Merger and, if the Merger is consummated, to obtain payment for their shares of Safesite stock by complying with the provisions of Section 262 of the Delaware General Corporation Law ("Section 262"). A copy of Section 262 is attached as Annex V to the accompanying Proxy Statement.

         Your vote is important regardless of the number of shares you own. Each stockholder, even though he or she now plans to attend the Safesite Stockholders Meeting, is requested to sign, date and return the enclosed proxy card without delay in the enclosed postage-paid return envelope. You may revoke your proxy at any time prior to its exercise. Any stockholder present at the Safesite Stockholders Meeting or at any adjournments or postponements thereof may revoke his or her proxy and vote personally on each matter brought before the Safesite Stockholders Meeting.

                                         By Order of the Board of Directors,



                                         Mary Fay Kattman, Secretary


May 14, 1997


         THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT.

         PLEASE DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.





                    SUBJECT TO COMPLETION - DATED MAY 7, 1997


                     --------------------------------------

                     SAFESITE RECORDS MANAGEMENT CORPORATION

                                 PROXY STATEMENT


                       For Special Meeting of Stockholders
                             to Be Held June 6, 1997
                      ------------------------------------


                           IRON MOUNTAIN INCORPORATED

                                   PROSPECTUS
                      ------------------------------------


     This Proxy Statement and Prospectus (this "Proxy Statement") is being furnished to the stockholders of Safesite Records Management Corporation, a Delaware corporation ("Safesite"), in connection with the solicitation of proxies by the Board of Directors of Safesite (the "Safesite Board") from holders of outstanding shares of Common Stock, par value $.01 per share (the "Safesite Common Stock"), of Safesite for use at the Special Meeting of Stockholders of Safesite to be held at 12:00 noon, local time, on June 6, 1997, and at any adjournment or postponement thereof (the "Safesite Stockholders Meeting"). This Proxy Statement and the accompanying form of proxy are first being mailed to stockholders of Safesite on or about May 14, 1997. For an index indicating the pages on which certain terms used in this Proxy Statement are defined, see "Definition Cross Reference Sheet" on page vii.

     Safesite stockholders will be asked at the Safesite Stockholders Meeting to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of February 19, 1997, as amended to date (the "Merger Agreement"), among Iron Mountain Incorporated, a Delaware corporation ("Iron Mountain," which term includes its consolidated subsidiaries unless the context indicates otherwise), IM-1 Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Iron Mountain ("Sub"), and Safesite pursuant to which Safesite will be merged with and into Sub, with Sub continuing as the surviving corporation and a wholly owned subsidiary of Iron Mountain (the "Merger").

        The Safesite Board has unanimously approved the Merger Agreement, believes that the approval and adoption of the Merger Agreement is in the best interests of Safesite and its stockholders and unanimously recommends that Safesite's stockholders vote FOR the approval and adoption of the Merger Agreement. Safesite stockholders should be aware that in reaching such decision, the Safesite Board did not seek or rely upon the opinion or advice of a financial advisor.

     See "Risk Factors" beginning on page 15 for information that should be considered by stockholders of Safesite in evaluating an investment in Iron Mountain Common Stock.

                             -----------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


May 14, 1997

     This Proxy Statement also constitutes a Prospectus of Iron Mountain with respect to the shares of Iron Mountain Common Stock, par value $.01 per share (the "Iron Mountain Common Stock"), that will be issued to holders of Safesite Common Stock at the effective time of the Merger (the "Effective Time"). In the Merger, Iron Mountain will issue to Safesite stockholders shares of Iron Mountain Common Stock and cash. Holders of options to acquire shares of Safesite Common Stock that are exercisable as of the Effective Time ("Exercisable Options") will receive as a result of the Merger, currently exercisable options to acquire Iron Mountain Common Stock. At Iron Mountain's election (which election, if made, must be made as to all Exercisable Options), as is more fully set forth in "The Merger Agreement--Treatment of Options," holders of Exercisable Options will receive a combination of cash and currently exercisable options to acquire Iron Mountain Common Stock. Assuming (i) no adjustments are made in the amount of consideration provided in the Merger Agreement, as described in the accompanying Proxy Statement, (ii) a Determination Price (as defined below) of $28.50 (the mid-point in the range between the floor price of $26.00 and the ceiling price of $31.00) and (iii) Iron Mountain elects to pay cash to holders of Exercisable Options, the aggregate value of shares issued in the Merger and shares underlying exercisable options issued as a result of the Merger would be $49,910,000, representing approximately 1,751,228 shares of Iron Mountain Common Stock, and the aggregate amount of cash would be $12,090,000. Based upon the foregoing assumptions and on the shares of Safesite Common Stock and Exercisable Options outstanding on May 2, 1997, each Safesite stockholder would be entitled to receive approximately 0.1845 shares of Iron Mountain Common Stock with a value of approximately $5.26 and approximately $1.27 in cash per share of Safesite Common Stock based on the number of shares of Safesite Common Stock and Exercisable Options outstanding on May 2, 1997. The "Determination Price" will be equal to the average closing price per share of Iron Mountain Common Stock for the period of 20 trading days ending three trading days prior to the closing date of the Merger (the "Closing Date"); provided, however, that if the average closing price per share for such period is less than $26.00, the Determination Price shall be $26.00 and if the average closing price per share for such period is greater than $31.00, the Determination Price shall be $31.00. The Determination Price calculated using the above-described formula for the 20 trading day period ending on May 2, 1997 was $26.00 (the actual average closing price per share for such period was $24.18). However, such Determination Price may increase or decrease between May 2, 1997 and the Closing Date. See "The Merger Agreement--Conversion of Safesite Common Stock."

     Using the Determination Price of $26.00 (the floor in the calculation of the Determination Price and the Determination Price calculated as of May 2,
1997), and based on the other assumptions set forth in the immediately preceding paragraph, each Safesite stockholder would be entitled to receive approximately
0.2023 shares of Iron Mountain Common Stock with a value of approximately $5.26 (assuming the Iron Mountain Common Stock had a market value at closing equal to $26.00 per share) and approximately $1.27 in cash per share of Safesite Common Stock based on the number of shares of Safesite Common Stock and Exercisable Options outstanding on May 2, 1997. On May 2, 1997, the closing sales price of the Iron Mountain Common Stock, as reported on the Nasdaq National Market, was $24.50. Using this amount as the value of the Iron Mountain Common Stock (rather than $26.00), each Safesite stockholder would be entitled to receive Iron Mountain Common Stock having a value of approximately $4.96 per share of Safesite Common Stock. However, the Determination Price and the closing sales price of Iron Mountain Common Stock may increase or decrease between May 2, 1997 and the Closing Date. See "The Merger Agreement--Conversion of Safesite Common Stock."

     Safesite has agreed, and by approving the Merger Agreement, Safesite's stockholders will agree, that shares of Iron Mountain Common Stock having a value of $4,000,000 based upon the Determination Price (equal to approximately $0.44 per share of Safesite Common Stock) will be withheld ratably from the merger consideration payable to Safesite stockholders (other than holders of Dissenting Shares, as defined below) and, subject to the limitation described below, held in escrow to indemnify Iron Mountain and hold Iron Mountain harmless for a period of one year following the Closing Date from and against all damages, claims, losses, expenses, costs, obligations and liabilities suffered by Iron Mountain by reason of any breach of Safesite's representations and warranties contained in the Merger Agreement or failure of Safesite to perform or fulfill any of its covenants or agreements set forth in the Merger Agreement and for certain other claims and expenses. Iron Mountain's right to indemnification is limited to the lesser of (i) the shares of Iron Mountain Common Stock held in escrow and (ii) $3,000,000. Accordingly, Iron Mountain may only collect up to $3,000,000 in value of Iron Mountain Common

Stock based upon the then current market value (except that Golisano and Wayman have agreed to indemnify Iron Mountain if the then current market value of the shares of Iron Mountain Common Stock delivered to Iron Mountain is less than $3,000,000 for 66% of the difference between$3,000,000 and such value; the other Safesite stockholders will not have any responsibility with respect to this additional indemnification obligation). Wayman, who will act as agent for the Safesite stockholders under the Escrow Agreement, will deliver notice to each Safesite stockholder promptly after each time, if any, that Iron Mountain receives a payment from the escrow. The escrow will expire one year after the Effective Time (or, if earlier, the time when Iron Mountain receives shares of Iron Mountain Common Stock having a then current market value of $3,000,000). Promptly after such time, the escrow agent under the escrow agreement will remit to each Safesite stockholder such stockholder's ratable portion of the escrow indemnity funds less all portions paid to Iron Mountain and less any amounts which are the subject of unresolved claims. See "Ancillary Agreements--Escrow Agreement."

     The Merger Agreement must be approved and adopted by holders of a majority of the outstanding shares of Safesite Common Stock entitled to vote at the Safesite Stockholders Meeting. Pursuant to the terms of the Stockholders' Agreement by and among Iron Mountain and certain stockholders of Safesite, B. Thomas Golisano and James B. Wayman, Jr. have agreed to vote their shares of Safesite Common Stock in favor of the Merger. As Messrs. Golisano and Wayman possess approximately 66.0% of the voting power of Safesite stockholders, approval of the Merger Agreement is assured. Safesite is not seeking the approval of the Merger Agreement by holders of options to acquire Safesite Common Stock as such approval is not required.

     In order to protect the tax-free nature of the Merger, approximately 62% of the shares of Iron Mountain Common Stock received by each Safesite stockholder may not be transferred by such stockholder for a period of one year following the Effective Time. In order to implement such restriction, each stockholder will receive two certificates representing shares of Iron Mountain Common Stock to be received in the Merger, one of which will bear a legend indicating that the shares represented by such certificate are subject to these transfer restrictions and may not be transferred by such stockholder for a period of one year following the Effective Time. The other certificate will not bear this legend and, accordingly, will be transferable by the holder, subject to compliance with applicable law. No stockholder will receive preferential transfer rights with respect to shares subject to these transfer restrictions. See "The Merger Agreement--Conversion of Safesite Common Stock--Restrictions on Transfer of Iron Mountain Common Stock."


     Holders of Safesite Common Stock have the right to dissent from the Merger and, if the Merger is consummated, have the fair value of their shares paid to them in cash in lieu of receiving the Merger consideration by submitting a written notice to Safesite prior to the Safesite Stockholders Meeting and following the other procedures described under "Rights of Dissenting Stockholders." The exercise of appraisal rights by certain holders will have no effect on the per share merger consideration to be received by other holders of Safesite Common Stock. Any shares of Safesite Common Stock held by holders exercising such rights are referred to herein as "Dissenting Shares."


     No person is authorized in connection with the offering and solicitation made hereby to give any information or to make any representation not contained in this Proxy Statement, and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement, or the solicitation of a proxy, in any jurisdiction or from any person to whom it is unlawful to make such offer or solicitation.


     The information set forth herein concerning Iron Mountain has been furnished by Iron Mountain. The information set forth herein concerning Safesite has been furnished by Safesite. The pro forma information contained herein relating to Iron Mountain has been prepared by Iron Mountain and includes historical financial information regarding Safesite that was furnished to Iron Mountain by Safesite. Iron Mountain does not have independent knowledge of the matters set forth herein concerning Safesite. Safesite does not have independent knowledge of the matters set forth herein concerning Iron Mountain.

                                TABLE OF CONTENTS



                                                                                                      Page

AVAILABLE INFORMATION....................................................................................1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE .........................................................1

SUMMARY .................................................................................................2
     The Companies ......................................................................................2
     The Safesite Stockholders Meeting...................................................................3
     The Merger..........................................................................................3
     Restrictions on Transfer of Iron Mountain Common Stock..............................................6
     Indemnification.....................................................................................6
     Certain Federal Income Tax Consequences.............................................................7
     Accounting Treatment................................................................................7
     Securities Ownership of Management; Stockholders' Agreement.........................................8
     Recommendation of the Safesite Board................................................................8
     Conditions to the Merger............................................................................8
     Stock Exchange Listing .............................................................................8
     Termination and Certain Fees........................................................................9
     Corporate Governance................................................................................9
     Interests of Certain Persons........................................................................9
     Rights of Dissenting Stockholders..................................................................10
     Comparative Per Share Market Price Information.....................................................10
     Iron Mountain Summary and Pro Forma Information....................................................11
     Safesite Summary Financial Information.............................................................13
     Comparative Per Share Data.........................................................................14

RISK FACTORS............................................................................................15
     Risk Factors Related to the Iron Mountain Common Stock.............................................15
     Risk Factors Related to the Merger.................................................................19

THE SAFESITE STOCKHOLDERS MEETING.......................................................................21
     Record Date; Quorum; Required Vote.................................................................21
     Solicitation and Voting of Proxies.................................................................21
     Ownership of Safesite Common Stock.................................................................23

BACKGROUND OF THE MERGER............................................................................... 24
     General Background of the Merger...................................................................24
     Recommendation of the Safesite Board; Safesite's Reasons for the Merger............................27
     Iron Mountain's Reasons for the Merger ............................................................28

THE MERGER AGREEMENT....................................................................................29
     The Merger.........................................................................................29
     Conversion of Safesite Common Stock................................................................29
     Treatment of Options...............................................................................33
     Indemnification....................................................................................33
     Exchange Procedures................................................................................34
     Representations and Warranties.....................................................................35
     Certain Covenants..................................................................................35
     Conditions to the Merger...........................................................................38

                                                    iv




     Termination........................................................................................39
     Fees and Expenses..................................................................................40
     Amendment; Waiver..................................................................................41

ANCILLARY AGREEMENTS....................................................................................41
     Stockholders' Agreement............................................................................41
     Escrow Agreement...................................................................................43
     Registration Rights Agreement; Restrictions on Transfer under the Federal Securities Laws..........44
     Real Property Purchase Agreements..................................................................45

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS...............................................................46

DESCRIPTION OF IRON MOUNTAIN............................................................................48
     Introduction.......................................................................................48
     The Records Management Industry....................................................................48
     Financial Characteristics of Iron Mountain's Business..............................................49
     Recent and Pending Acquisitions....................................................................50
     Growth Strategy....................................................................................51
     Premium Service Strategy...........................................................................53
     Low-Cost Operating Strategy........................................................................54
     Technology and Development; Information Systems....................................................55
     Description of Iron Mountain Records Management Services...........................................56
     Potential International Investments................................................................58
     Customers..........................................................................................58
     Marketing and Sales................................................................................59
     Properties.........................................................................................59
     Employees..........................................................................................60
     Competition........................................................................................60
     Insurance..........................................................................................61
     Environmental Matters..............................................................................61
     Legal Proceedings..................................................................................62
     Iron Mountain's Selected Financial and Operating Information.......................................63
     Management's Discussion and Analysis of Financial Condition and Results of Operations..............65

MANAGEMENT OF IRON MOUNTAIN.............................................................................73
     Directors, Executive Officers and Certain Other Officers...........................................73
     Executive Compensation.............................................................................76
     Compensation Committee Interlocks and Insider Participation........................................77
     Director Compensation..............................................................................77
     Stock Option Information...........................................................................78
     Certain Transactions...............................................................................80

PRINCIPAL STOCKHOLDERS OF IRON MOUNTAIN.................................................................80

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION..................................................82

MARKET PRICES AND DIVIDEND DATA.........................................................................92

DESCRIPTION OF IRON MOUNTAIN CAPITAL STOCK..............................................................93
     Common Stock.......................................................................................93
     Preferred Stock....................................................................................94

                                                    v




     DGCL and Certain Provisions of the Iron Mountain Restated Certificate and the
       Iron Mountain By-Laws............................................................................94
     Transfer Agent and Registrar.......................................................................96

DESCRIPTION OF SAFESITE.................................................................................97
     History............................................................................................97
     The Safesite Approach to the Records Storage Market; Safesite Customers............................97
     Storage Revenues...................................................................................97
     Safesite Services..................................................................................98
     Inventory Control/Security.........................................................................99
     Employees..........................................................................................99
     Competition.......................................................................................100
     Properties........................................................................................100
     Insurance.........................................................................................101
     Environmental Matters.............................................................................101
     Certain Transactions..............................................................................102
     Legal Proceedings.................................................................................102
     Safesite's Selected Financial and Operating Information...........................................103
     Management's Discussion and Analysis of Financial Condition and Results of Operations.............104

COMPARISON OF RIGHTS OF STOCKHOLDERS OF IRON MOUNTAIN AND SAFESITE.....................................108
     Charter Amendments................................................................................108
     By-Law Amendments.................................................................................108
     Voting Rights.....................................................................................109
     Conversion Rights.................................................................................109
     Preemptive Rights.................................................................................109
     Special Meetings..................................................................................109
     Corporate Action Without a Meeting................................................................109
     Dividends.........................................................................................110
     Liquidation.......................................................................................110
     Provisions Relating to Directors and Officers.....................................................110
     Stockholder Nominations to Elect Directors........................................................111
     Removal...........................................................................................111

RIGHTS OF DISSENTING STOCKHOLDERS......................................................................111

LEGAL MATTERS..........................................................................................114

EXPERTS................................................................................................114

INDEX TO FINANCIAL STATEMENTS..........................................................................F-1


ANNEXES:
     Annex I -- Agreement and Plan of Merger
     Annex II -- Article XII of Iron Mountain By-Laws
     Annex III -- Stockholders' Agreement
     Annex IV -- Form of Escrow Agreement
     Annex V -- Section 262 of the Delaware General Corporation Law

                        DEFINITION CROSS REFERENCE SHEET

     Set forth below is a list of certain defined terms used in this Proxy Statement and the page on which each such term is defined:



Defined Term                                          Page    Defined Term                                 Page
ACMs....................................................18    ISO............................................78
Agent...................................................43    Lock-up Value..................................32
Agreeing Stockholders...................................41    Merger .........................................i
Carton.................................................. 2    Merger Agreement................................i
Cash Amount..............................................3    Named Executive Officers.......................76
Cash Conversion Number.................................. 3    Nasdaq National Market..........................8
Certificate of Merger................................... 3    1997 Acquisitions..............................82
Change of Control.......................................18    1996 Acquisitions..............................82
Chrysler Notes..........................................66    Nonvoting Common Stock.........................93
Closing Date............................................ii    Note Indenture.................................18
Closing Price...........................................32    Note Offering..................................12
Code.................................................... 7    Options........................................78
Commission...............................................1    Other Rights...................................78
Common Stock Amount......................................4    Other Transaction..............................36
Company Benefit Plans...................................77    Preferred Stock................................17
Credit Agreement........................................15    Proxy Statement.................................i
Delaware Court.........................................111    Purchase Agreement.............................45
Determination Price......................................4    Recent Acquisitions............................50
DGCL....................................................10    Record Date.....................................3
Director's Compensation.................................77    Registration Rights Agreement..................36
Directors Plan..........................................78    Registration Statement..........................1
Dissenting Shares......................................iii    RTC............................................58
EBITDA..................................................12    Safesite........................................i
Effective Time..........................................ii    Safesite Board..................................i
Eligible Director.......................................77    Safesite By-Laws..............................108
Environmental Laws......................................18    Safesite Certificates..........................34
Escrow Agent.............................................7    Safesite Certificate of Incorporation.........108
Escrow Agreement.........................................7    Safesite Common Stock...........................i
Escrow Determination Price..............................44    Safesite Option Plans...........................9
Escrow Indemnity Funds..................................43    Safesite Principal Stockholders.................3
Escrow Indemnity Period.................................44    Safesite Stockholders Meeting...................i
Exchange Act.............................................1    Schooner.......................................18
Exchange Agent..........................................34    Section 262....................................10
Exchange Merger Consideration...........................34    Securities Act..................................1
Excluded Acquisitions...................................87    Senior Subordinated Notes......................18
Exercisable Options.....................................ii    Service........................................46
Expenses................................................40    Share Price.....................................6
FDIC....................................................58    Stock Conversion Number.........................3
Fully Diluted Shares.....................................4    Stockholders' Agreement.........................3
Golisano.................................................3    Sub.............................................i
HSR Act.................................................36    Subject Shares.................................32
IMRM....................................................45    Surviving Corporation...........................3
Initial Public Offering.................................65    Termination Date...............................39
Iron Mountain............................................i    Transfer Restrictions...........................6
Iron Mountain Board.....................................17    Transfer.......................................32
Iron Mountain By-Laws....................................6    USTs...........................................18
Iron Mountain Common Stock..............................ii    Voting Power...................................93
Iron Mountain Principal Stockholders....................18    Warrant........................................66
Iron Mountain Restated Certificate......................17    Wayman..........................................3
Iron Mountain Stock Option Plan..........................5    William Blair...................................9


                              AVAILABLE INFORMATION


     Iron Mountain is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information concerning Iron Mountain can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Commission maintains a site on the Internet's World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including Iron Mountain on and after August 14, 1996. In addition, reports, proxy statements and other information concerning Iron Mountain may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.


     Iron Mountain has filed with the Commission a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), covering the shares of Iron Mountain Common Stock issuable in connection with the Merger. This Proxy Statement, which also constitutes the Prospectus of Iron Mountain filed as part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, which is available for inspection and copying as set forth above. Statements contained in this Proxy Statement as to the contents of any contract or other document referred to herein or therein are not necessarily complete (though to the extent of the provisions referred to herein, such statements are complete in all material respects), and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.



                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     No information relating to Iron Mountain or Safesite is incorporated herein by reference.

                                     SUMMARY


     The following is a summary of certain information contained in this Proxy Statement. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information set forth elsewhere in this Proxy Statement and its Annexes, all of which should be reviewed carefully.

The Companies


     Iron Mountain. Iron Mountain is America's largest records management company, as measured by its revenues in the United States. Iron Mountain is a full-service provider of records management and related services, enabling customers to outsource data and records management functions. As of December 31, 1996, Iron Mountain managed approximately 30.6 million Cartons1 in 109 records centers in 33 markets nationwide. See "--Iron Mountain Summary and Pro Forma Information" for summary historical consolidated statements of operations and balance sheet data of Iron Mountain as of and for each of the years ended December 31, 1992, 1993, 1994, 1995 and 1996. Iron Mountain has a diversified base of over 23,000 customer accounts, which includes more than half of the Fortune 500 and numerous legal, banking, healthcare, accounting, insurance, entertainment and government organizations. Iron Mountain provides storage and related services for all major media, including paper (which is the dominant form of records retention and which has accounted for approximately 85% of Iron Mountain's revenues since 1992), computer disks and tapes, microfilm and microfiche, master audio and video tapes, film and optical disks, X-rays and blueprints. Iron Mountain's principal services include filing, retrieval and destruction of records, courier pick-up and delivery, database management and customized reporting. Iron Mountain also sells storage materials and provides consulting and other records-related services.


     The principal executive offices of Iron Mountain are located at 745 Atlantic Avenue, Boston, Massachusetts 02111. Its telephone number is (617) 357-4455.


     Safesite. Safesite currently conducts its records management business in 14 cities. Each branch is self-contained, with its own sales staff, data processing and storage facilities. A branch manager directs operations. Ten of these markets overlap with Iron Mountain operations, while four represent markets in which Iron Mountain does not currently have facilities. Safesite has a diversified base of over 7,000 customer accounts. Safesite's principal services include hard copy storage, medical records storage, inter-filing of medical records, computer media storage, pickup, delivery and destruction services and customized reporting. Safesite was incorporated under the laws of the State of Delaware in 1989. See "--Safesite Summary Financial Information" for summary historical consolidated statements of operations and balance sheet data of Safesite as of and for each of the years ended December 31, 1992, 1993, 1994, 1995 and 1996.

     After consummation of the Merger, Iron Mountain intends to integrate and consolidate the operations of Safesite with those of Iron Mountain. See "Pro Forma Condensed Consolidated Financial Information" for pro forma information as of and for the year ended December 31, 1996 relating to the consolidated operations of Iron Mountain and Safesite.


     Safesite's principal offices are located at 96 High Street, North Billerica, Massachusetts, and its telephone number is (508) 663-7100.

--------
1 The term "Carton" is defined as a measurement of volume equal to a single standard storage carton, approximately 1.2 cubic feet. The number of Cartons stored does not include storage volumes in Iron Mountain's vital records services and data protection services, which are described under "Description of Iron Mountain--Description of Iron Mountain Records Management Services."

The Safesite Stockholders Meeting


     The Safesite Stockholders Meeting will be held at Safesite's headquarters located at 96 High Street, North Billerica, Massachusetts on June 6, 1997, beginning at 12:00 noon local time. The purpose of the Safesite Stockholders Meeting is to consider and vote upon the Merger Agreement. See "The Safesite Stockholders Meeting."

     The record date for the Safesite Stockholders Meeting is May 6, 1997 (the "Record Date"). Accordingly, holders of record of Safesite Common Stock as of the Record Date will be entitled to notice of, and to vote at, the Safesite Stockholders Meeting. The presence in person or by proxy of a majority of shares entitled to vote as of the Record Date is required to constitute a quorum for the transaction of business at the Safesite Stockholders Meeting. The Merger Agreement must be approved and adopted by holders of a majority of the outstanding shares of Safesite Common Stock entitled to vote at the Safesite Stockholders Meeting. Pursuant to the terms of a certain Stockholders' Agreement, dated as of February 19, 1997 (the "Stockholders' Agreement"), by and among Iron Mountain and certain stockholders of Safesite, B. Thomas Golisano ("Golisano") and James B. Wayman, Jr. ("Wayman," and together with Golisano, the "Safesite Principal Stockholders") have agreed to vote their shares of Safesite Common Stock in favor of the Merger. As the Safesite Principal Stockholders possess approximately 66.0% of the voting power of Safesite stockholders, approval of the Merger Agreement is assured. See "Ancillary Agreements--Stockholders' Agreement."



The Merger


     General. At the Effective Time, Safesite will be merged with and into Sub, with Sub continuing as the surviving corporation and a wholly owned subsidiary of Iron Mountain (the "Surviving Corporation"). As a result of the Merger, the separate corporate existence of Safesite will cease. Subject to the terms and conditions of the Merger Agreement, the closing of the transactions contemplated thereby will take place on the fifth business day after the date on which the last of the conditions set forth in the Merger Agreement is fulfilled or waived, other than conditions requiring deliveries at the closing, unless another date is agreed to by Iron Mountain and Safesite. The Merger will become effective at the Effective Time, which will be the time at which a certificate of merger (the "Certificate of Merger") is filed with the Secretary of State of the State of Delaware or such time thereafter as is provided in the Certificate of Merger.

     Conversion of Common Stock. Upon consummation of the Merger, each share of Safesite Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive, subject to certain indemnification provisions in the Merger Agreement, shares of Iron Mountain Common Stock and cash in accordance with the following conversion formulas:

Formulas:

"Stock Conversion Number" equals:                  Common Stock Amount
                                                   -------------------
                                                   Fully Diluted Shares

"Cash Conversion Number" equals:                        Cash Amount
                                                   --------------------
                                                   Fully Diluted Shares

Related Definitions:

"Cash Amount" equals:         the difference between (x) $12,090,000 and
                              (y) the amount by which Safesite indebtedness for borrowed money exceeds

                               $500,000. As of May 2, 1997, the aggregate amount of such indebtedness equaled approximately $830,000.

"Common Stock Amount" equals:                           $49,910,000
                                                     ------------------
                                                     Determination Price

"Determination Price" equals:  the average closing price per share of Iron
                               Mountain Common Stock for the period of 20 trading days ending three trading days prior to the Closing Date; provided, however, that if the average closing price per share for such period is less than $26.00, the Determination Price shall be $26.00 and if the average closing price per share for such period is greater than $31.00, the Determination Price shall be $31.00. The Determination Price calculated using the above-described formula for the 20 trading day period ending on May 2, 1997 was $26.00 (the actual average closing price per share for such period was $24.18).

"Fully Diluted Shares" equals: the sum of (a) the number of shares of Safesite
                               Common Stock issued and outstanding immediately prior to the Effective Time and (b) the number of shares of Safesite Common Stock that may be issued pursuant to Exercisable Options.

The following table gives examples calculating the merger consideration at various Determination Prices, assuming that the number of Fully Diluted Shares equals 9,489,297 (the number as of May 2, 1997). For each Determination Price listed, the table illustrates the Cash Amount and Cash Conversion Number when
(i) Safesite indebtedness as of the Effective Time would be at or below $500,000 and (ii) Safesite indebtedness as of the Effective Time would equal $830,000.




                                                        Stock Conversion             Cash
                                                             Number               Conversion        Cash and Shares of Iron
                                                         (shares of Iron            Number              Mountain Common
                                                         Mountain Common       (cash per share      Stock to be received by
                       Common                          Stock per share of        of Safesite        Hypothetical Stockholder
  Determination         Stock                            Safesite Common            Common           owning 1,000 shares of
      Price            Amount        Cash Amount             Stock)                 Stock)           Safesite Common Stock
                                          No
                                     Adjustment:
      $26.00          1,919,615      $12,090,000           0.20229265               $1.27                $1,281.68 cash
                                                                                                    (including $7.61 in lieu
                                                                                                     of a fractional share)
                                                                                                           202 shares
      $28.50          1,751,228      $12,090,000           0.18454771               $1.27                $1,289.68 cash
                                                                                                   (including $15.61 in lieu
                                                                                                     of a fractional share)
                                                                                                           184 shares
      $31.00          1,610,000      $12,090,000           0.16966483               $1.27                $1,294.68 cash
                                                                                                   (including $20.61 in lieu
                                                                                                     of a fractional share)
                                                                                                           169 shares


                                                         4





                                                        Stock Conversion             Cash
                                                             Number               Conversion        Cash and Shares of Iron
                                                         (shares of Iron            Number              Mountain Common
                                                         Mountain Common       (cash per share      Stock to be received by
                       Common                          Stock per share of        of Safesite        Hypothetical Stockholder
  Determination         Stock                            Safesite Common            Common           owning 1,000 shares of
      Price            Amount        Cash Amount             Stock)                 Stock)           Safesite Common Stock

                                       $330,000
                                     Adjustment:

      $26.00          1,919,615      $11,760,000           0.20229265               $1.24                $1,246.90 cash
                                                                                                    (including $7.61 in lieu
                                                                                                     of a fractional share)
                                                                                                           202 shares
      $28.50          1,751,228      $11,760,000           0.18454771               $1.24                $1,254.90 cash
                                                                                                   (including $15.61 in lieu
                                                                                                     of a fractional share)
                                                                                                           184 shares
      $31.00          1,610,000      $11,760,000           0.16966483               $1.24                $1,259.90 cash
                                                                                                   (including $20.61 in lieu
                                                                                                     of a fractional share)
                                                                                                           169 shares



     Based on the foregoing assumptions, the value of the shares of Iron Mountain Common Stock to be received by a Safesite stockholder in respect of each share of Safesite Common Stock held by such stockholder will equal approximately $5.26 if the market price of the Iron Mountain Common Stock at the Effective Time is equal to the Determination Price used in calculating the Common Stock Amount. To the extent such market price is greater or less than the Determination Price, then the value of the shares of Iron Mountain Common Stock to be received by the Safesite stockholders would be greater than or less than $5.26, as the case may be. On May 2, 1997, the closing sales price per share of the Iron Mountain Common Stock, as reported on the Nasdaq National Market, was $24.50 and the Determination Price calculated as of such date was approximately $26.00 (the actual average closing price per share for such period was $24.18). Thus, if the Merger had closed on May 2, 1997, the value of the shares of Iron Mountain Common Stock received would have been approximately $4.96 per share of Safesite Common Stock. See "Risk Factors--Risk Factors Related to the Merger."

     On the Closing Date, shares of Iron Mountain Common Stock having a value of $4,000,000 based upon the Determination Price will be withheld ratably from the stock consideration payable to Safesite stockholders and held in escrow to indemnify and hold harmless Iron Mountain from certain claims under the Merger Agreement. Anyone holding Dissenting Shares will not contribute to the escrow amount or be subject to the indemnification obligations.
See "The Merger Agreement--Indemnification."


     For a description of the Iron Mountain Common Stock, see "Description of Iron Mountain Capital Stock" and "Comparison of Rights of Stockholders of Iron Mountain and Safesite."

     Treatment of Options. As soon as reasonably practicable after the Effective Time, each holder of an Exercisable Option will receive (1) a non-qualified option to acquire shares of Iron Mountain Common Stock under Iron Mountain's 1995 Stock Incentive Plan (the "Iron Mountain Stock Option Plan"), which option for Iron Mountain Common Stock shall (A) have an exercise price per share determined by dividing the exercise price per share of the applicable Exercisable Option by the Stock Conversion Number and (B) entitle the holder to purchase that number of shares equal to the product of (x) the number of shares subject to such option that as of the Effective Time is exercisable and (y) the Stock Conversion Number, and (2) cash in the amount of the product of (x) the number of shares subject to such option that as of the Effective Time is exercisable and (y) the Cash Conversion Number. Pursuant to the terms of the Merger Agreement, in lieu of issuing cash in respect of Exercisable Options, Iron Mountain has reserved the right, in its sole discretion, subject to notification to Safesite not less than ten (10) days prior to the Closing Date, to exchange each Exercisable Option solely for an option to acquire Iron Mountain Common Stock.


     With respect to any such option or portion thereof that is not exercisable at the Effective Time and with respect to certain other options to acquire 17,500 shares of Safesite Common Stock recently granted to five individuals with an exercise price equal to $6.53 per share, each holder will receive a non-qualified option to acquire shares of Iron Mountain Common Stock under the Iron Mountain Stock Option Plan at an exercise price and in an amount affording the holder equivalent value for the option being exchanged, which option for Iron Mountain Common Stock will (A) have an exercise price per share determined by dividing (x) the exercise price per share of the applicable option by (y) the quotient of the Share Price (as defined below) divided by the Determination Price, and (B) entitle the holder to purchase that number of shares equal to the product of (x) the number of shares subject to such option which as of the Effective Time is not exercisable and (y) the quotient of the Share Price divided by the Determination Price. The "Share Price" is the quotient of (x) the sum of $49,910,000 and the Cash Amount divided by (y) the number of Fully Diluted Shares. In addition, any such option to acquire Iron Mountain Common Stock will be exercisable (subject to the terms of such option and the Iron Mountain Stock Option Plan) on the date the applicable option would have been exercisable and otherwise be subject to the terms and conditions of the Iron Mountain Stock Option Plan.



Restrictions on Transfer of Iron Mountain Common Stock


     In order to protect the tax-free nature of the Merger, for a period of one year following the Effective Time, approximately 62% of the Iron Mountain Common Stock received by each Safesite stockholder in connection with the Merger will be subject to restrictions on transfer (the "Transfer Restrictions") set forth in the Amended and Restated By-Laws of Iron Mountain (the "Iron Mountain By-Laws"), which will prohibit transfers, sales, assignments or other dispositions of such Iron Mountain Common Stock by each former Safesite stockholder. In order to implement such restriction, each Safesite stockholder will receive two certificates representing shares of Iron Mountain Common Stock to be received in the Merger, one of which will bear a legend indicating that the shares represented by such certificate are subject to the Transfer Restrictions. The other certificate will not bear this legend and, accordingly, will be transferable by the holder, subject to compliance with applicable law. No stockholder will receive preferential transfer rights with respect to shares subject to the Transfer Restrictions. For a full description of the Transfer Restrictions and the formula which will be used to determine the percentage of shares which will be subject to the Transfer Restrictions, see "The Merger Agreement--Conversion of Safesite Common Stock--Restrictions on Transfer of Iron Mountain Common Stock."



Indemnification


     Safesite has agreed, and by approving the Merger Agreement, Safesite's stockholders will agree, that shares of Iron Mountain Common Stock having a value of $4,000,000 based upon the Determination Price (equal to approximately $0.44 per share of Safesite Common Stock) will be withheld ratably from the merger consideration payable to Safesite stockholders (other than holders of Dissenting Shares) and, subject to the limitation described below, held in escrow to indemnify Iron Mountain and hold Iron Mountain harmless for a period of one year following the Closing Date from and against all damages, claims, losses, expenses, costs, obligations and liabilities suffered by Iron Mountain by reason of any breach of Safesite's representations and warranties contained in the Merger Agreement or failure of Safesite to perform or fulfill any of its covenants or agreements set forth in the Merger Agreement, any legal action or other claim by a third party relating to Safesite to the extent such action or claim results in a breach of a representation or warranty, or the indebtedness for borrowed money of Safesite as of the Effective Time exceeding $500,000. Accordingly, on the Closing Date, shares of Iron Mountain Common

Stock having a value of $4,000,000 based upon the Determination Price will be withheld on a ratable basis from the stock portion of the Merger consideration otherwise payable to Safesite's stockholders and held in escrow pursuant to the terms of the escrow agreement (the "Escrow Agreement") to be executed by Iron Mountain, Safesite, Wayman, as agent for Safesite's stockholders, and State Street Bank and Trust Company, as escrow agent (the "Escrow Agent"). Iron Mountain's right to indemnification is limited to the lesser of (i) the shares of Iron Mountain Common Stock held in escrow and (ii) $3,000,000. Accordingly, Iron Mountain may only collect up to $3,000,000 in value of Iron Mountain Common Stock based upon the then current market value (except that Golisano and Wayman have agreed to indemnify Iron Mountain if the then current market value of the shares of Iron Mountain Common Stock delivered to Iron Mountain is less than $3,000,000 for 66% of the difference between$3,000,000 and such value; the other Safesite stockholders will not have any responsibility with respect to this additional indemnification obligation). In addition, Safesite has agreed and Safesite's stockholders, by approving the Merger Agreement, will agree, to appoint Wayman, or such other person or persons to whom Wayman delegates such authority, as their agent and attorney-in-fact, with full power of substitution, to take all actions on their behalf in connection with the indemnification provisions of the Merger Agreement and the Escrow Agreement. The shares of Iron Mountain Common Stock to be held in escrow will be registered in the name of James B. Wayman, Jr., as agent under the Escrow Agreement. As agent, Wayman and any delegate will have a fiduciary duty to act in the best interests of the Safesite stockholders with respect to the indemnification provisions of the Merger Agreement and the Escrow Agreement. Wayman will deliver notice to each Safesite stockholder promptly after each time, if any, that Iron Mountain receives a payment under the Escrow Agreement. The escrow will expire one year after the Effective Time (or, if earlier, the time when Iron Mountain receives shares of Iron Mountain Common Stock having a then current market value of $3,000,000). Promptly after such time, the Escrow Agent will remit to each Safesite stockholder such stockholder's ratable portion of the escrow indemnity funds less all portions paid to Iron Mountain and less any amounts which are the subject of unresolved claims. Iron Mountain may only recover on a claim if all loss and expense for all claims exceeds, in the aggregate, $150,000. See "Ancillary Agreements--Escrow Agreement" for a description of the terms and conditions of the Escrow Agreement.



Certain Federal Income Tax Consequences

     The Merger is intended to qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The obligation of each of Iron Mountain and Safesite to consummate the Merger is subject to the condition that it shall have received an opinion of its counsel, dated the Closing Date, to the effect that the Merger will be treated as such a reorganization. Assuming the Merger is so treated, for federal income tax purposes, the Merger will not result in the recognition of gain or loss to Iron Mountain, Safesite, Sub or the holders of Safesite Common Stock except with respect to cash received in the Merger (including in lieu of fractional shares) or pursuant to the exercise of appraisal rights. The tax basis of Iron Mountain Common Stock received will generally be the same as the tax basis of the Safesite Common Stock surrendered in the Merger, and the holding period of the Iron Mountain Common Stock received will include the holding period of the Safesite Common Stock surrendered if the Safesite Common Stock was held as a capital asset. See "Certain Federal Income Tax Considerations."


Accounting Treatment

     The Merger will be accounted for by Iron Mountain under the "purchase" method of accounting in accordance with generally accepted accounting principles. Therefore, the aggregate consideration paid by Iron Mountain in connection with the Merger will be allocated to Safesite's assets and liabilities based upon their fair values, with any excess being treated as goodwill. The assets and liabilities and results of operations of Safesite will be consolidated into the assets and liabilities and results of operations of Iron Mountain subsequent to the Effective Time.

Securities Ownership of Management; Stockholders' Agreement


     Safesite. As of May 2, 1997, Directors and executive officers of Safesite and their respective affiliates were the record owners of 6,354,177 shares of the outstanding Safesite Common Stock, which constitute in the aggregate approximately 69.7% of the voting power of Safesite stockholders. It is anticipated that each of such Directors, executive officers and their respective affiliates will vote their shares in favor of the Merger Agreement. See "The Safesite Stockholders Meeting--Ownership of Safesite Securities" and "Ancillary Agreements--Stockholders' Agreement."


     In connection with the execution of the Merger Agreement, Iron Mountain and certain stockholders of Safesite entered into the Stockholders' Agreement, pursuant to which the Safesite Principal Stockholders agreed, among other things, to vote all of the shares of Safesite Common Stock controlled by them, which equals approximately 66.1% of the voting power of outstanding Safesite Common Stock (and granted to Iron Mountain their proxies to vote all such shares) (i) in favor of the adoption of the Merger Agreement, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Safesite under the Merger Agreement, and (iii) against any proposal for any merger, consolidation, recapitalization, sale of assets, business combination, or other material change in Safesite's corporate structure or business that is inconsistent with or that would, or is reasonably likely to, directly or indirectly, impede, interfere with or attempt to discourage the Merger or any other transaction contemplated by the Merger Agreement. See "Ancillary Agreements--Stockholders' Agreement."


     Iron Mountain. The Directors and executive officers of Iron Mountain are beneficial owners in the aggregate of approximately 43.3% of the outstanding shares of Iron Mountain Common Stock.



Recommendation of the Safesite Board

     The Safesite Board, by unanimous vote, has determined that the Merger is in the best interests of the stockholders of Safesite and recommends that holders of Safesite Common Stock vote in favor of the Merger Agreement. The decision of the Safesite Board to enter into the Merger Agreement and to recommend that the stockholders vote in favor of the Merger is based upon its evaluation of a number of factors. See "Background of the Merger--Recommendation of the Safesite Board; Safesite's Reasons for the Merger."


Conditions to the Merger


     The obligations of Iron Mountain, Sub and Safesite to consummate the Merger are subject to various conditions, including, among others, the adoption of the Merger Agreement by the Safesite stockholders, the receipt of certain third party approvals and the receipt of opinions from tax counsel for Iron Mountain and Safesite. Any of these conditions may be waived, subject to applicable law, other than the requisite approval of Safesite's stockholders of the Merger Agreement. Safesite and Iron Mountain anticipate that all conditions to closing will be satisfied and neither Safesite nor Iron Mountain anticipates that any such condition which is not satisfied will be waived. See "The Merger Agreement--Conditions to the Merger."



Stock Exchange Listing

     Application will be made to list the shares of Iron Mountain Common Stock to be issued in connection with the Merger on The Nasdaq Stock Market's National Market (the "Nasdaq National Market"). Iron Mountain Common Stock is currently traded on the Nasdaq National Market under the symbol "IMTN."

Termination and Certain Fees

     The Merger Agreement will be subject to termination by the mutual consent of Iron Mountain and Safesite. The Merger Agreement will also be subject to termination by either Iron Mountain or Safesite under certain circumstances described herein. If the Merger Agreement is terminated by Iron Mountain or Safesite under certain circumstances described herein, Safesite or Iron Mountain, as the case may be, will be obligated to pay to the other an amount equal to $5 million. In addition, if the Merger Agreement is terminated by Iron Mountain under certain circumstances described herein, Iron Mountain will have the right, within six months thereafter, to commence an offer to purchase all of the outstanding Safesite Common Stock at a per share price equal to the consideration that would otherwise be paid pursuant to the Merger Agreement. The Safesite Principal Stockholders have agreed pursuant to the Stockholders' Agreement to tender all of their respective shares to Iron Mountain in response to such an offer. See "Ancillary Agreements--Stockholders' Agreement."


Corporate Governance

     Once the Merger is effected, the Directors of Sub immediately prior to the Effective Time will be elected the Directors of the Surviving Corporation, and the officers of Sub immediately prior to the Effective Time will be appointed the officers of the Surviving Corporation. The Directors and Executive Officers of Iron Mountain will not change as a result of the Merger, except that Golisano will be appointed as a Class A Director of Iron Mountain following the Closing Date. See "Management of Iron Mountain."


Interests of Certain Persons


     In considering the recommendation of the Safesite Board with respect to the Merger, stockholders of Safesite should be aware that certain members of Safesite's management and the Safesite Board have certain interests in the Merger that may present them with actual or potential conflicts of interest. On May 24, 1996, Safesite amended the Safesite 1990 Long-Term Incentive Plan and 1990 Nonstatutory Stock Option Plan for Non-Employee Directors (the "Safesite Option Plans") to provide that in the event of a change of control of Safesite, options under such plans that would have vested over the next two years will vest as of the consummation of such change of control (with no effect on any options not vesting within such two-year period). Consummation of the Merger will result in the accelerated vesting of options under such plans to purchase 39,000 shares of Safesite Common Stock held by Wayman, a Director and executive officer of Safesite, and 7,000 shares of Safesite Common Stock held by Mary Fay Kattman, the Treasurer and Secretary of Safesite. Assuming a Share Price of $6.53 per share, such accelerated options have values of approximately $114,000 and $28,000, respectively. In addition, it is a condition to closing the Merger that Iron Mountain or its nominee acquire a parcel of real property in Rochester, New York from Golisano for a purchase price of $2,700,000 and acquire two parcels of real property in Billerica, Massachusetts from trusts for the benefit of Golisano and Wayman for an aggregate purchase price of $4,600,000. Each such property is currently leased to Safesite and is used in Safesite's business. Safesite and Iron Mountain believe that the terms of such purchases are no more favorable to the owners of such properties than would be negotiated with an unrelated third party. Harvey H. Bundy III, a Director and stockholder of Safesite, is also a principal of William Blair & Company, L.L.C. ("William Blair"), which is receiving a fee from Iron Mountain for serving as its financial advisor in connection with the Merger. Golisano, a Safesite Director and the controlling stockholder of Safesite, will be appointed a Class A Director of Iron Mountain following the Closing Date. As a Director of Iron Mountain, Golisano will receive Directors' Compensation and will be eligible to participate in the Iron Mountain Stock Option Plan. Pursuant to the Merger Agreement, on or prior to the Closing Date, Iron Mountain has agreed to enter into the Registration Rights Agreement with each of Golisano and Wayman, pursuant to which, subject to certain limitations, such stockholders will be entitled to two "demand" registration rights requesting the registration of Iron Mountain Common Stock having a market price of an aggregate of at least $10,000,000 and unlimited "piggy back" registration rights to register any amount of Iron Mountain Common Stock received by such stockholders from Iron Mountain in connection with the Merger. See "Risk Factors--Risk Factors Related to the

Merger--Interests of Certain Persons in the Transactions," "The Merger Agreement--Treatment of Options" and "Ancillary Agreements--Registration Rights Agreement; Restrictions on Transfer under the Federal Securities Laws."



Rights of Dissenting Stockholders

     Pursuant to the Delaware General Corporation Law (the "DGCL"), any holder of Safesite Common Stock (i) who files a demand for appraisal in writing prior to the vote taken at the Safesite Stockholders Meeting, (ii) whose shares are not voted in favor of the Merger and (iii) who follows certain other procedural requirements, if the Merger is consummated, shall be entitled to appraisal rights under Section 262 of the DGCL ("Section 262"). See "Rights of Dissenting Stockholders." The Safesite Principal Stockholders, pursuant to the Stockholders' Agreement, have waived their appraisal rights with respect to their shares of Safesite Common Stock.


Comparative Per Share Market Price Information


     On February 19, 1997, the trading day prior to the announcement of the Merger, the closing sales price of the Iron Mountain Common Stock, as reported on the Nasdaq National Market, was $27.125. On May 2, 1997, the closing sales price of the Iron Mountain Common Stock, as reported on the Nasdaq National Market, was $24.50. As of May 2, 1997, there were 9,686,732 shares of Iron Mountain Common Stock outstanding held by 68 holders of record and 454,590 shares of Nonvoting Common Stock outstanding held by 2 holders of record. Iron Mountain believes there are more than 1,750 beneficial owners of Iron Mountain Common Stock. See "Market Prices and Dividend Data" for information regarding the lack of dividends on the Iron Mountain Common Stock. No established public trading market exists for the Safesite Common Stock, and, accordingly, no price information is available with respect thereto. Safesite has never paid cash dividends on the Safesite Common Stock. As of May 2, 1997, there were 9,118,297 shares of Safesite Common Stock outstanding and 81 holders of record. See "Market Prices and Dividend Data."


     Holders of Safesite Common Stock are urged to obtain current market quotations prior to making any decision with respect to the Merger.

Iron Mountain Summary and Pro Forma Information


     The following summary historical consolidated statements of operations and balance sheet data of Iron Mountain as of and for each of the years ended December 31, 1992, 1993, 1994, 1995 and 1996 have been derived from Iron Mountain's audited consolidated financial statements. The summary historical and pro forma financial data set forth below should be read in conjunction with "Pro Forma Condensed Consolidated Financial Information" and the Notes thereto, with "Description of Iron Mountain--Iron Mountain's Selected Financial and Operating Information" and the Notes thereto, with "--Management's Discussion and Analysis of Financial Condition and Results of Operations" and with Iron Mountain's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.


                                                                     Year Ended December 31,
                                                                     Historical                            Pro Forma
                                               1992         1993        1994         1995        1996       1996 (1)
                                               ----         ----        ----         ----        ----       --------
Consolidated Statements of Operations Data:                          (Dollars in Thousands)
Revenues:
       Storage..............................    $44,077      $48,892     $54,098      $64,165     $85,826     $110,502
       Service and Storage Material Sales...     26,596       32,781      33,520       40,271     52,892        74,608
                                               --------     --------    --------    ---------   ---------    ---------
              Total Revenues................     70,673       81,673      87,618      104,436     138,718      185,110
Operating Expenses:
       Cost of Sales (Excluding
         Depreciation)......................     35,169       43,054      45,880       52,277      70,747       91,684
       Selling, General and Administrative..     17,630       19,971      20,853       26,035      34,342       45,972
       Depreciation and Amortization........      5,780        6,789       8,690       12,341      16,936       25,266
                                               --------    ---------    --------     --------   ---------     --------
              Total Operating Expenses......     58,579       69,814      75,423       90,653     122,025      162,922
                                               --------     --------    --------     --------    --------     --------
Operating Income............................    $12,094      $11,859     $12,195      $13,783     $16,693      $22,188
                                                =======      =======     =======      =======     =======      =======

Other Data:
EBITDA(2)     ..............................    $17,874      $18,648     $20,885      $26,124     $33,629      $47,454
EBITDA as a Percentage of Total Revenues....      25.3%        22.8%       23.8%        25.0%       24.2%        25.6%
Capital Expenditures:
       Growth(3)(4).........................    $11,226      $13,605     $15,829      $14,395     $23,334           --
       Maintenance..........................        818        1,846       1,151          858      1,112            --
                                               --------    ---------    --------     --------   ---------         ----
Total Capital Expenditures (4)..............    $12,044      $15,451     $16,980      $15,253     $24,446           --
Approximate Cartons in Storage at end of
       Period (in millions)(5)..............       12.6         15.5        17.7         23.3        30.6         34.7



                                                                                                As of December 31, 1996
Adjusted EBITDA and Credit Ratios:
Adjusted EBITDA(6).......................................................................................   $49,373
Ratio of Net Debt to Adjusted EBITDA (7).................................................................     4.57


                                                                                               As of December 31, 1996
                                                                                                              Pro
                                                                                               Historical   Forma(8)
Balance Sheet Data:
Cash and Cash Equivalents....................................................................      $3,453       $3,674
Total Assets.................................................................................     281,799      378,694
Total Debt...................................................................................     184,733      229,179
Stockholders' Equity.........................................................................      52,384      101,334

-------------------
(1) Gives effect to: (i) the Recent Acquisitions; (ii) the Merger; (iii) the consummation of Iron Mountain's Initial Public Offering and the application of the net proceeds therefrom; (iv) the closing under the Credit Agreement; and (v) the consummation of Iron Mountain's public offering of Iron Mountain's Senior Subordinated Notes, which closed on October 1, 1996 (the "Note Offering") and the application of the net proceeds therefrom, as if each had occurred as of January 1, 1996. See "Pro Forma Condensed Consolidated Financial Information." Does not give effect to any potential impact of recent fires at two of Iron Mountain's facilities. See "Description of Iron Mountain--Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

(2) Earnings before interest, taxes, depreciation, amortization and extraordinary items ("EBITDA"). Based on its experience in the records management industry, Iron Mountain believes that EBITDA is an important tool for measuring the performance of records management companies (including potential acquisition targets) in several areas, such as liquidity, operating performance and leverage. In addition, lenders use EBITDA as a criterion in evaluating records management companies, and substantially all of Iron Mountain's financing agreements contain covenants in which EBITDA is used as a measure of financial performance. However, EBITDA should not be considered an alternative to operating or net income (as determined in accordance with GAAP) as an indicator of Iron Mountain's performance or to cash flow from operations (as determined in accordance with GAAP) as a measure of liquidity. See "Description of Iron Mountain--Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Liquidity and Capital Resources" for discussions of other measures of performance determined in accordance with GAAP and Iron Mountain's sources and applications of cash flow.

(3) Growth capital expenditures include investments in racking systems, new buildings and leasehold improvements, equipment for new facilities, management information systems and facilities restructuring. See "Description of Iron Mountain--Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Investments."

(4) Includes $2,901 in 1994 related to the cost of constructing a records management facility which was sold in a sale and leaseback transaction in the fourth quarter of 1994.

(5) The term "Carton" is defined as a measurement of the volume equal to a single standard storage carton, approximately 1.2 cubic feet. The number of Cartons stored does not include storage volumes in Iron Mountain's vital records services and data protection services which are described under "Description of Iron Mountain--Description of Iron Mountain's Records Management Services."

(6) Gives effect to (i) the Recent Acquisitions completed after September 30, 1996 and (ii) the Merger. Adjusted EBITDA, as defined in the Note Indenture, equals the sum of (i) EBITDA of Iron Mountain and its restricted subsidiaries for the most recent fiscal quarter for which internal financial statements are available, multiplied by four, plus (ii) Acquisition EBITDA of each business that has been acquired by Iron Mountain since the beginning of such quarter (including any such acquisition which is occurring on the date of the calculation), multiplied by a fraction, (a) the numerator of which is three minus the number of months (and/or any portion thereof) in such quarter for which the financial results of such acquired business are included in EBITDA of Iron Mountain and its restricted subsidiaries under clause (i) above, and (b) the denominator of which is three. In addition, the effects of unusual or non-recurring items occurring in any relevant period are excluded in the calculation of Adjusted EBITDA. With respect to any such acquired business, Acquisition EBITDA equals the sum of (i) EBITDA of such acquired business for its last fiscal quarter for which financial statements are available, multiplied by four (or if such quarterly statements are not available, EBITDA for the last fiscal year for which financial statements are available), plus (ii) projected quantifiable improvements in operating results (on an annualized basis) due to cost reductions calculated in good faith by Iron Mountain, without giving effect to any operating losses of the acquired business. Such projected quantifiable savings may differ from the cost savings used to calculate the Pro Forma Condensed Consolidated Statement of Operations of Iron Mountain. Adjusted EBITDA is merely a calculation utilized for purposes of debt incurrence under the Note Indenture and should not be viewed as indicative of actual or future results.

(7) Net debt represents total debt less cash and cash equivalents and was calculated based on the pro forma net debt as of December 31, 1996 of $229.2 million.

(8) Gives effect to: (i) the Recent Acquisitions consummated in 1997; and (ii) the Merger, as if each had occurred as of December 31, 1996. See "Pro Forma Condensed Consolidated Financial Information."

Safesite Summary Financial Information

     The following summary historical statements of operations and balance sheet data of Safesite as of and for each of the years ended December 31, 1992, 1993, 1994, 1995 and 1996 have been derived from Safesite's audited financial statements. The summary historical financial data set forth below should be read in conjunction with "Description of Safesite--Safesite's Selected Financial and Operating Information" and the Notes thereto, with "--Management's Discussion and Analysis of Financial Condition and Results of Operations" and with Safesite's Financial Statements and the Notes thereto included elsewhere in this Proxy Statement.


                                                                    Year Ended December 31,
                                                                   ------------------------
                                                    1992        1993         1994         1995          1996
                                                    ----        ----         ----         ----          ----
Statements of Operations Data:                                      (Dollars in Thousands)
Revenues:
        Storage................................       $3,580      $4,780       $5,886        $7,059       $8,300
        Service and Storage Material Sales.....        5,474       6,107        7,350         8,955       10,709
                                                      ------    --------      -------       -------      -------
              Total Revenues...................        9,054      10,887       13,236        16,014       19,009
Operating Expenses:
        Cost of Sales (Excluding
            Depreciation)......................        4,663       6,486        6,665         8,054        9,463
        Selling, General and Administrative....        5,818       4,642        4,975         6,444        7,587
        Depreciation and Amortization..........          582         804          622           657          800
                                                    --------   ---------     --------      --------      -------
              Total Operating Expenses.........       11,063      11,932       12,262        15,155       17,850
                                                     -------    --------      -------       -------       ------
Operating Income (Loss)........................     $(2,009)    $(1,045)         $974          $859       $1,159
                                                    ========    ========      =======       =======       ======

Other Data:
EBITDA(1)     .................................     $(1,427)      $(241)       $1,596        $1,516       $1,959
EBITDA as a Percentage of Total Revenues.......      (15.8)%      (2.2)%        12.0%          9.5%        10.3%

Capital Expenditures...........................       $1,038        $762         $733        $1,718       $1,984
Approximate Cartons in Storage at end of
        Period (in millions)(2)................           --          --          1.6           2.0          2.4


                                                                                         As of December 31, 1996
Balance Sheet Data:
Cash and Cash Equivalents..........................................................................         $221
Total Assets.......................................................................................        7,064
Total Debt.........................................................................................          225
Stockholders' Equity...............................................................................        4,567

-------------------

(1) Earnings before interest, taxes, depreciation, amortization and extraordinary items ("EBITDA"). See "Description of Safesite--Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Liquidity and Capital Resources" for discussions of other measures of performance determined in accordance with GAAP and Safesite's sources and applications of cash flow.

(2)  Carton information is not available for 1992 and 1993.

Comparative Per Share Data

     The following table sets forth (i) historical earnings and book value per share for Iron Mountain, (ii) historical earnings and book value per share for Safesite, (iii) unaudited pro forma combined earnings and book value per share for Iron Mountain, and (iv) unaudited pro forma equivalent combined earnings and book value per share for Safesite. Neither Iron Mountain nor Safesite has ever declared a cash dividend on its capital stock. The unaudited pro forma combined share data gives effect to the Merger and the Recent Acquisitions (as defined herein) consummated in 1997. The data set forth below should be read in conjunction with Iron Mountain's Consolidated Financial Statements and the Notes thereto, with Safesite's Financial Statements and the Notes thereto and with "Pro Forma Condensed Consolidated Financial Information," included elsewhere in this Proxy Statement.


                                                                                           Year Ended or as of
                                                                                            December 31, 1996
Historical:
  Iron Mountain
     Income before extraordinary charge per common and
       common equivalent share...........................................................            $.01
     Book value per share................................................................            5.17
  Safesite
     Earnings per common and common equivalent share.....................................            $.11
     Book value per share................................................................             .50
Pro forma:
  Iron Mountain
     Loss before extraordinary charge per common share...................................           $(.29)
     Book value per share................................................................            8.58
  Safesite equivalent pro forma
     Earnings per common and common equivalent share.....................................            $.48
     Book value per share................................................................            2.19

                                  RISK FACTORS


Risk Factors Related to the Iron Mountain Common Stock

     Safesite stockholders should carefully consider the following risk factors, in addition to the other information contained in this Proxy Statement, in connection with their decisions to approve the Merger Agreement.


     Risks Associated with Acquisition Strategy. Iron Mountain has pursued and intends to continue to pursue acquisitions of records management businesses as a key component of its growth strategy. Since mid-1994, Iron Mountain has acquired or entered into agreements to acquire 31 companies (of which 30 have been completed and the Merger is pending) engaged in records management and related businesses for purchase prices aggregating approximately $201.6 million (not including contingent payments of up to $4.8 million based upon the achievement of certain revenue targets during 1997 and 1998). Other than the Merger, all such acquisitions have been for cash. See "Description of Iron Mountain--Recent and Pending Acquisitions." Possible future acquisitions (including the Merger) may be for purchase prices significantly larger than those paid for acquisitions consummated since mid-1994. Certain risks are inherent in an acquisition strategy, such as increasing leverage and debt service requirements and combining disparate company cultures and facilities, which could adversely affect Iron Mountain's operating results. The success of any completed acquisition (including the Merger) will depend in part on Iron Mountain's ability to integrate effectively the acquired records management business into Iron Mountain. The process of integrating such acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management's attention and Iron Mountain's financial and other resources. No assurance can be given that additional suitable acquisition candidates will be identified, financed and purchased on acceptable terms, or that recent acquisitions or future acquisitions (including the Merger), if completed, will be successful. See "Description of Iron Mountain--Growth Strategy--Growth through Acquisitions."


     Acquisitions by Iron Mountain involving in excess of $30 million in cash individually and $75 million in cash in the aggregate per year ($100 million in the aggregate in stock, cash or notes) require the approval of lenders holding 51% or more of the commitments under the Credit Agreement, dated as of September 30, 1996, among Iron Mountain, the lenders party thereto and The Chase Manhattan Bank, as Administrative Agent, as amended (the "Credit Agreement"). No assurance can be given that the lenders will consent to any acquisitions that Iron Mountain proposes to make in excess of such limits.

     The size, timing and integration of possible future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. As a result, operating results for any quarter may not be indicative of the results that may be achieved for any subsequent fiscal quarter or for a full fiscal year.

     Competition; Alternative Technologies. Iron Mountain faces competition from one or more competitors in all geographic areas where it operates. Iron Mountain believes that competition for customers is based on price, reputation for reliability, quality of service and scope and scale of technology, and believes that it generally competes effectively based on these factors. As a result of this competition, the records management industry has for the past several years experienced downward pricing pressures. While Iron Mountain believes that this pricing climate is stabilizing, there can be no assurance that prices will not decline further, as competitors seek to gain or preserve market share. Should a further downward trend in pricing occur or continue for an extended period of time, it could have a material adverse effect on Iron Mountain's results of operations. Iron Mountain also competes for acquisition candidates. Some of Iron Mountain's competitors may possess greater financial and other resources than Iron Mountain. If any such competitor were to devote additional resources to the records management business and such acquisition candidates or to focus its strategy on Iron Mountain's markets, Iron Mountain's results of operations could be adversely affected. In addition, Iron Mountain faces competition from the internal document handling capability of its current and potential customers. There can be no assurance that these organizations will outsource more of their document management needs or that they will not bring in-house some or all of the functions they currently outsource. See "Description of Iron Mountain--The Records Management Industry" and "--Competition."

     The substantial majority of Iron Mountain's revenues have been derived from the storage of paper documents and from related services. Such storage requires significant physical space. Alternative technologies for generating, capturing, managing, transmitting and storing information have been developed, many of which require significantly less space than paper. Such technologies include computer media, microforms, audio/video tape, film, CD-ROM and optical disk. None of these technologies has replaced paper as the principal means for storing information. However, there can be no assurance that one or more non-paper-based technologies (whether now existing or developed in the future) may not in the future reduce or supplant the use of paper as a preferred medium, which could in turn adversely affect Iron Mountain's business.


     Financial Leverage; Debt Service Requirements. Iron Mountain is highly leveraged due to the substantial indebtedness it has incurred primarily to finance acquisitions and expand its operations. As of December 31, 1996, Iron Mountain had $184.7 million in total indebtedness and $52.4 million in stockholders' equity and its total indebtedness represented approximately 78% of its total capitalization. As of December 31, 1996, on a pro forma basis, after giving effect to the Recent Acquisitions consummated in 1997 and the Merger (as if each had occurred as of December 31, 1996), Iron Mountain would have had approximately $229.1 million in total indebtedness and $101.3 million in stockholders' equity and its total indebtedness would have represented approximately 69% of its total capitalization. See "Pro Forma Condensed Consolidated Financial Information." Iron Mountain expects to continue to borrow under the Credit Agreement and possible future credit arrangements in order to finance possible future acquisitions and for general corporate purposes.


     The ability of Iron Mountain to repay its indebtedness depends upon future operating performance, which is subject to the success of Iron Mountain's business strategy, prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond Iron Mountain's control. The debt service obligations of Iron Mountain could have important consequences, including the following: (i) the ability of Iron Mountain to obtain additional financing for future working capital needs or for possible future acquisitions or other purposes may be limited; (ii) a substantial portion of Iron Mountain's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing funds available for other purposes; (iii) Iron Mountain may be more vulnerable to adverse economic conditions than some of its competitors and thus may be limited in its ability to withstand competitive pressures; and (iv) Iron Mountain may be more highly leveraged than certain of its competitors, which may place it at a competitive disadvantage.

     A substantial portion of Iron Mountain's cash flow from operations is required for debt service. Management believes that cash flow from operations in conjunction with borrowings from existing and possible future credit facilities will be sufficient for the foreseeable future to meet debt service requirements and to make possible future acquisitions and capital expenditures. However, there can be no assurance in this regard, and Iron Mountain's leverage could make it vulnerable to a downturn in the operating performance of its subsidiaries, a downturn in economic conditions or, because borrowings under the Credit Agreement bear interest at rates which fluctuate, increases in interest rates on borrowings under the Credit Agreement. If such cash flow were not sufficient to meet such debt service requirements or payments of principal, Iron Mountain could be required to sell additional equity securities, refinance its obligations or dispose of assets in order to make such scheduled payments. There can be no assurance that Iron Mountain would be able to effect any of such transactions or do so on favorable terms.

     Casualty. Iron Mountain currently maintains and intends to continue to maintain, to the extent such insurance is available on commercially reasonable terms, comprehensive liability, fire, flood and earthquake (where appropriate) and extended coverage insurance with respect to the properties that it now owns or leases or that it may in the future own or lease, with customary limits and deductibles. Certain types of loss, however, may not be fully insurable on a cost-effective basis, such as losses from earthquakes, or may be altogether uninsurable, such as losses from riots. In addition, as of December 31, 1996, 25 of Iron Mountain's 109 records management facilities were located in California and Iron Mountain derived approximately 28.5% of its revenues for 1996 from its operations in California. Iron Mountain has in the past suffered damages and losses from an earthquake and a riot in California, which damages and losses were substantially covered by insurance. In addition, two of Iron Mountain's facilities suffered extensive damage as a result of recent fires. See "Description of Iron Mountain--Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" for a description of such casualty and its anticipated impact on Iron Mountain. In the future, should uninsured losses or damages occur, Iron Mountain could lose both its investment in and anticipated profits and cash flow from the affected property and may continue to be obligated on any leasehold obligations, mortgage indebtedness or other obligations related to such property. As a result, any such loss could materially adversely affect Iron Mountain. See "Description of Iron Mountain--Insurance" and "--Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."


     Recent Losses; EBITDA Objective. Iron Mountain has experienced net losses applicable to common stockholders of $0.1 million, $1.9 million and $2.0 million during 1994, 1995 and 1996, respectively. Such net losses are attributable in part to significant charges associated with Iron Mountain's pursuit of its growth strategy, namely, (i) depreciation and amortization expenses associated with expansion of Iron Mountain's storage capacity and (ii) goodwill amortization associated with acquisitions accounted for under the purchase method. In addition, net income applicable to common stockholders has been negatively affected by a charge for accretion of a redeemable put warrant and, in 1996, by an extraordinary charge related to the early retirement of debt. The put warrant was redeemed in February 1996, upon completion of Iron Mountain's initial public offering.

     Iron Mountain's primary financial objective is to increase its EBITDA, which is a source of funds to service indebtedness and for investment in continued internal growth and growth through acquisitions, and not net income and net income applicable to common stockholders. Iron Mountain has benefited from growth in EBITDA, which has increased from $20.9 million for 1994 to $33.6 million for 1996, while net losses applicable to common stockholders have increased over such period. Based on its experience in the records management industry, Iron Mountain believes that EBITDA is an important tool for measuring the performance of records management companies (including potential acquisition targets) in several areas, such as liquidity, operating performance and leverage. In addition, lenders use EBITDA as a criterion in evaluating records management companies, and substantially all of Iron Mountain's financing agreements contain covenants in which EBITDA is used as a measure of financial performance. Other measures of Iron Mountain's financial performance, such as net income and net income applicable to common stockholders, have been negatively affected by pursuit of Iron Mountain's objective to increase EBITDA and may be negatively affected in the future. In addition, execution of Iron Mountain's growth strategy could result in future net losses due to increased interest expense associated with borrowings under the Credit Agreement and possible future credit arrangements and increased depreciation and amortization expenses. See "Description of Iron Mountain--Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Anti-Takeover Effect of Certain Provisions of Iron Mountain's Certificate of Incorporation, By-Laws and the Note Indenture. Certain provisions of Iron Mountain's Amended and Restated Certificate of Incorporation (the "Iron Mountain Restated Certificate") and the Iron Mountain By-Laws could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding capital stock of Iron Mountain and could make it more difficult to consummate certain types of transactions involving an actual or potential change in control of Iron Mountain, such as a merger, tender offer or proxy contest. See "Description of Iron Mountain Capital Stock--DGCL and Certain Provisions of the Iron Mountain Restated Certificate and the Iron Mountain By-Laws." The Iron Mountain Restated Certificate also provides for three classes of Directors, as equal in number as possible, to be elected on a staggered basis (one class per year). As a result of such a provision, it would generally require at least two elections of the Board of Directors of Iron Mountain (the "Iron Mountain Board") to replace a majority of the members of the Iron Mountain Board, thereby enabling existing management to exercise significant control over Iron Mountain's affairs during such period. Pursuant to the Iron Mountain Restated Certificate, shares of Iron Mountain's Preferred Stock, par value $.01 per share (the "Preferred Stock"), may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences (including the right to vote and the right to convert into Iron Mountain Common Stock), as the Iron Mountain Board may determine. See "Description of Iron Mountain Capital Stock--Preferred Stock."

     Iron Mountain currently has outstanding $165 million in principal amount of its 10 1/8% Senior Subordinated Notes due 2006 (the "Senior Subordinated Notes"). Under certain circumstances relating to a change of control of Iron Mountain (a "Change of Control") as set forth in the Indenture (the "Note Indenture") relating to the Senior Subordinated Notes, Iron Mountain will be required to make an offer to purchase all of the Senior Subordinated Notes then outstanding at a purchase price, in cash, equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that Iron Mountain would be able to obtain such funds through a refinancing of the Senior Subordinated Notes to be purchased or otherwise, or that the purchase would be permitted under the Credit Agreement. Also, the requirement that Iron Mountain make an offer to purchase all Senior Subordinated Notes then outstanding in the event of a Change of Control may have the effect of deterring a third party from effecting a transaction that would constitute a Change of Control.

     Control by Principal Stockholders. Giving effect to the consummation of the Merger at an assumed Determination Price of $28.50 and assuming all Exercisable Options are exercised prior to the Effective Time, Schooner Capital Corporation ("Schooner"), Vincent J. Ryan, C. Richard Reese, B. Thomas Golisano, Eugene B. Doggett and James B. Wayman, Jr. (collectively, the "Iron Mountain Principal Stockholders") would own approximately 45.9% of the Iron Mountain Common Stock and voting power. The voting power held by the Iron Mountain Principal Stockholders may have the effect of discouraging certain types of transactions involving an actual or potential change of control of Iron Mountain, including transactions in which the holders of Iron Mountain Common Stock might otherwise receive a premium for their shares over then-current market prices. In addition, as a result of such voting power, the Iron Mountain Principal Stockholders will have the ability to significantly affect the election of Directors of Iron Mountain who, in turn, control the management and affairs of Iron Mountain. See "Principal Stockholders of Iron Mountain" and "Description of Iron Mountain Capital Stock."

     Environmental Matters. As of December 31, 1996, Iron Mountain owned or leased approximately 7.3 million square feet of facilities. Under various federal, state and local environmental laws, ordinances and regulations ("Environmental Laws"), an owner of real estate or a lessee conducting operations thereon may become liable for the costs of investigation, removal or remediation of soil and groundwater contaminated by certain hazardous substances or wastes or petroleum products. Certain such laws impose cleanup responsibility and liability without regard to whether the owner or operator of the real estate or operations thereon knew of or was responsible for the contamination, and whether or not operations at the property have been discontinued or title to the property has been transferred. In addition, the presence of such substances, or the failure to properly remediate such property, may adversely affect the current property owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. The owner or operator of contaminated real estate also may be subject to common law claims by third parties based on damages and costs resulting from off-site migration of the contamination.

     Certain Environmental Laws govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs"). Such laws may impose liability for release of ACMs and may enable third parties to seek recovery from owners or operators of real estate for personal injury associated with exposure to such substances. Certain facilities operated by Iron Mountain contain or may contain ACMs. Certain of the properties formerly or currently owned or operated by Iron Mountain were previously used for industrial or other purposes that involved the manufacture, use or storage of hazardous substances or petroleum products or the generation and disposal of hazardous wastes, and in some instances, included the operation of underground storage tanks ("USTs"). In addition, certain of such properties are adjacent to or near Superfund sites or other contaminated properties.


     In connection with its former and current ownership or operation of certain properties, Iron Mountain may be potentially liable for environmental costs such as those discussed above and as more specifically described below. Iron Mountain has from time to time conducted certain environmental investigations and remedial activities at certain of its former and current facilities, but an in-depth environmental review of the properties has not been conducted by or on behalf of Iron Mountain.

     At Iron Mountain's Hollywood, California facilities, certain USTs and contaminated soils have been removed. Some additional contamination of soils and groundwater remains and may be migrating. In 1990 and 1991, Iron Mountain filed certain reports documenting its efforts and site conditions with the appropriate environmental agencies pursuant to various Environmental Laws. Investigations conducted on behalf of Iron Mountain in connection with its on-site remedial activities disclosed that regional groundwater contamination, unrelated to Iron Mountain's property, exists. At this time, Iron Mountain has not received any notice from any regulatory agency or third party seeking further remediation of soil or groundwater by Iron Mountain; however, there can be no assurance that such further action will not be sought in the future. Iron Mountain has accrued estimated costs of $0.8 million that it believes it may reasonably be expected to incur in connection with this site if such additional remediation were to become necessary; however, there can be no assurance as to the adequacy of such accrual. Iron Mountain believes the ultimate outcome of the foregoing will not have a material adverse effect on Iron Mountain's financial condition or results of operations. See Note 8 of Notes to Iron Mountain's Consolidated Financial Statements.

     Iron Mountain believes it is in substantial compliance with all applicable material Environmental Laws. Iron Mountain has not received any written notice from any governmental authority or third party asserting, and is not otherwise aware of, any material environmental noncompliance, liability or claim relating to hazardous substances or wastes, petroleum products or material Environmental Laws applicable to its operations in connection with any of its present or former properties other than as described under the immediately preceding paragraph and under "Description of Iron Mountain--Environmental Matters." However, no assurance can be given that there are, or as a result of possible future acquisitions there will be, no environmental conditions for which Iron Mountain might be liable in the future or that future regulatory action, as well as compliance with future Environmental Laws, will not require Iron Mountain to incur costs for or at its properties that could have a material adverse effect on Iron Mountain's financial condition and results of operations.


     No Intention to Pay Dividends. Iron Mountain has never declared or paid cash dividends on its capital stock. Iron Mountain intends to retain future earnings for use in its business and does not anticipate declaring or paying any cash dividends on shares of Iron Mountain Common Stock in the foreseeable future. In addition, Iron Mountain is currently restricted under the terms of the Credit Agreement and Note Indenture from declaring or paying cash dividends on its Common Stock. See "Market Prices and Dividend Data," "Description of Iron Mountain Capital Stock--Common Stock--Dividends" and Note 3 of Notes to Iron Mountain's Consolidated Financial Statements.


Risk Factors Related to the Merger


     Value of Merger Consideration. The number of shares of Iron Mountain Common Stock to be issued in the Merger will be based upon the Determination Price. If the Determination Price equals the floor price of $26.00 and the market price of the Iron Mountain Common Stock at the time of the Closing is less than such floor price, then the value of the merger consideration to be received by the Safesite stockholders could be less than $62,000,000 in the aggregate and approximately $6.53 per share. On May 2, 1997, the closing sales price per share of the Iron Mountain Common Stock, as reported on the Nasdaq National Market, was $24.50 and the Determination Price calculated as of such date was approximately $26.00 (the actual average closing price per share for such period was $24.18). Thus, if the Merger had closed on May 2, 1997, the value of the merger consideration would have been approximately $59.1 million in the aggregate and approximately $6.23 per share of Safesite Common Stock (assuming no adjustment to the Cash Amount). The converse is true if the Determination Price equals the ceiling price of $31.00 and the market price of the Iron Mountain Common Stock at the time of the Closing is greater than such ceiling price. In such instance, the Merger consideration to be received by the Safesite stockholders would exceed $62,000,000 in the aggregate and approximately $6.53 per share.

     Restrictions on Transfer of Iron Mountain Common Stock. In order to protect the tax-free nature of the Merger, approximately 62% of the shares of Iron Mountain Common Stock received by each Safesite stockholder may not be transferred by such stockholder for a period of one year following the Effective Time. For a full description of the Transfer Restrictions and the formula which will be used to determine the percentage of shares which will be subject to the Transfer Restrictions, see "The Merger Agreement--Conversion of Safesite Common Stock--Restrictions on Transfer of Iron Mountain Common Stock." In addition, shares of Iron Mountain Common Stock having a value of $4,000,000 based upon the Determination Price (equal to approximately $0.44 per share of Safesite Common Stock) will be withheld ratably from the merger consideration payable to Safesite stockholders (other than holders of Dissenting Shares) and held in escrow to indemnify Iron Mountain in respect of certain claims under the Merger Agreement. The escrow will expire one year after the Effective Time (or, if earlier, the time when Iron Mountain receives shares of Iron Mountain Common Stock having a then current market value of $3,000,000), except it may be extended in certain circumstances until unresolved claims are resolved. During the escrow period, the shares subject to the escrow may not be transferred by stockholders. See "Ancillary Agreements--Escrow Agreement." Neither Iron Mountain nor Safesite can predict the price at which shares of Iron Mountain Common Stock will be trading at the end of the one-year restriction period or at the end of the escrow period. The value of the shares of Iron Mountain Common Stock issued to Safesite stockholders in the Merger would be adversely affected if the trading price following the end of such periods was less than the Determination Price at the Effective Time.

     Interests of Certain Persons in the Transactions. In considering the recommendation of the Safesite Board with respect to the Merger, stockholders of Safesite should be aware that certain members of Safesite's management and the Safesite Board have certain interests in the Merger that may present them with actual or potential conflicts of interest. On May 24, 1996, Safesite amended the Safesite Option Plans to provide that in the event of a change of control of Safesite, options under such plans that would have vested over the next two years will vest as of the consummation of such change of control (with no effect on any options not vesting within such two-year period). Consummation of the Merger will result in the accelerated vesting of options to purchase 39,000 shares of Safesite Common Stock under such plans held by Wayman, a Director and executive officer of Safesite, and 7,000 shares of Safesite Common Stock held by Mary Fay Kattman, the Treasurer and Secretary of Safesite. Assuming a Share Price of $6.53 per share, such accelerated options have values of approximately $114,000 and $28,000, respectively. In addition, it is a condition to closing the Merger that Iron Mountain or its nominee acquire a parcel of real property in Rochester New York from Golisano for a purchase price of $2,700,000 and acquire two parcels of real property in Billerica, Massachusetts from trusts for the benefit of Golisano and Wayman for an aggregate purchase price of $4,600,000. Each such property is currently leased to Safesite and is used in Safesite's business. Safesite and Iron Mountain believe that the terms of such purchases are no more favorable to the owners of such properties than would be negotiated with an unrelated third party. Harvey H. Bundy III, a Director and stockholder of Safesite, is also a principal of William Blair, which is receiving a fee from Iron Mountain for serving as its financial advisor in connection with the Merger. Golisano, a Director and the controlling stockholder of Safesite will be appointed a Class A Director of Iron Mountain following the Closing Date. As a Director of Iron Mountain, Golisano will receive Directors' Compensation and will be eligible to participate in the Iron Mountain Stock Option Plan. Pursuant to the Merger Agreement, on or prior to the Closing Date, Iron Mountain has agreed to enter into the Registration Rights Agreement with each of Golisano and Wayman, pursuant to which, subject to certain limitations, such stockholders will be entitled to two "demand" registration rights requesting the registration of Iron Mountain Common Stock having a market price of an aggregate of at least $10,000,000 and unlimited "piggy back" registration rights to register any amount of Iron Mountain Common Stock received by such stockholders from Iron Mountain in connection with the Merger.

                        THE SAFESITE STOCKHOLDERS MEETING


     At the Safesite Stockholders Meeting or any adjournments or postponements thereof, holders of shares of Safesite Common Stock will be asked to approve and adopt the Merger Agreement.

     THE SAFESITE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, BELIEVES THAT APPROVAL AND ADOPTION OF THE MERGER AGREEMENT IS IN THE BEST INTERESTS OF SAFESITE AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SAFESITE'S STOCKHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.


Record Date; Quorum; Required Vote


     The Record Date for the determination of shares of those holders of Safesite Common Stock entitled to notice of, and to vote at, the Safesite Stockholders Meeting is May 6, 1997. Only holders of record of shares of Safesite Common Stock at the close of business on the Record Date will be entitled to notice of, and to vote at, the Safesite Stockholders Meeting or any adjournments or postponements thereof. As of the Record Date, there were outstanding 9,111,447 shares of Safesite Common Stock held by 80 holders of record. The holders of Safesite Common Stock are entitled to one vote per share. The presence in person or by proxy of a majority of shares entitled to vote as of the Record Date is required to constitute a quorum for the transaction of business at the Safesite Stockholders Meeting. The Merger Agreement must be approved and adopted by holders of a majority of the outstanding shares of Safesite Common Stock entitled to vote at the Safesite Stockholders Meeting. Abstentions and broker non-votes are considered present for purposes of determining a quorum and will have the same effect as a vote against the Merger Agreement.


     In connection with the execution of the Merger Agreement, certain stockholders of Safesite and Iron Mountain entered into the Stockholders' Agreement, pursuant to which the Safesite Principal Stockholders (who control 66.1% of the voting power of outstanding Safesite Common Stock) agreed, among other things, to vote all of the shares of Safesite Common Stock controlled by them (and granted to Iron Mountain their proxies to vote all such shares) (i) in favor of the adoption of the Merger Agreement, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Safesite under the Merger Agreement, and (iii) against any proposal for any merger, consolidation, recapitalization, sale of assets, business combination, or other material charge in Safesite's corporate structure or business that is inconsistent with or that would, or is reasonably likely to, directly or indirectly, impede, interfere with or attempt to discourage the Merger or any other transaction contemplated by the Merger Agreement. See "Ancillary Agreements--Stockholders' Agreement."


Solicitation and Voting of Proxies

     Stockholders of record on the Record Date are entitled to cast their votes, in person or by properly executed proxy, at the Safesite Stockholders Meeting. All shares represented at the Safesite Stockholders Meeting by properly executed proxies received prior to or at the Safesite Stockholders Meeting and not properly revoked will be voted at the Safesite Stockholders Meeting in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted FOR approval of the Merger Agreement. The Safesite Board does not know of any matters, other than the Merger Agreement, that will come before the Safesite Stockholders Meeting.


     If a quorum is not present at the time the Safesite Stockholders Meeting is convened, or if for any other reason Safesite believes that additional time should be allowed for the solicitation of proxies or for the satisfaction of conditions to the Merger or the transactions contemplated thereby, Safesite may adjourn the Safesite Stockholders Meeting with a vote of the holders of a majority of the shares of Safesite Common Stock present at such meeting. If Safesite proposes to adjourn the Safesite Stockholders Meeting, the persons named in the enclosed proxy card will vote only those shares for which they have authority to vote in favor of the Merger Agreement in favor of such adjournment. The persons named in the enclosed proxy card will not vote any shares which have voted against the Merger Agreement in favor of such adjournment.


     Any proxy given pursuant to this solicitation may be revoked in the following manner by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Safesite, at or before the Safesite Stockholders Meeting, a written notice of revocation bearing a date later than the date of the proxy, (ii) duly executing a subsequent proxy relating to the same shares and delivering it to the Secretary of Safesite at or before the Safesite Stockholders Meeting or (iii) attending the Safesite Stockholders Meeting and voting in person (although attendance at the Safesite Stockholders Meeting will not in and of itself constitute revocation of a proxy). Any written notice revoking a proxy should be sent to Safesite, 96 High Street, North Billerica, Massachusetts 01862, Attention: James B. Wayman, Jr., President.

     Proxies are being solicited by and on behalf of the Safesite Board. All expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement (except for photocopying and mailing costs, which will be shared with Iron Mountain), will be borne by Safesite. In addition to solicitation by use of the mails, proxies may be solicited by Directors, officers and employees of Safesite in person or by telephone, telegram or other means of communications. Such Directors, officers and employees will not be additionally compensated, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Arrangements will be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of Safesite Common Stock held of record by such persons, and Safesite may reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

Ownership of Safesite Common Stock


     The following table provides information as of May 2, 1997, with respect to the shares of Safesite Common Stock beneficially owned by (i) each person known by Safesite to own more than 5% of the outstanding Safesite Common Stock, (ii) each Director of Safesite, (iii) each executive officer of Safesite and (iv) all Directors and executive officers of Safesite as a group. The number of shares beneficially owned by each Director or executive officer is determined according to the rules of the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also any shares which the individual or entity has the right to acquire within 60 days of May 2, 1997 (or upon consummation of the Merger) through the exercise of an option, conversion feature or similar right. The amount of beneficial ownership of Iron Mountain Common Stock after the Merger assumes 1,751,228 shares will be issued in the Merger, based on a Determination Price of $28.50 (the mid-point of the range between the floor price of $26.00 and the ceiling price of $31.00) and all Exercisable Options are exercised prior to the Effective Time.




                                                                                          Amount of Beneficial
                                              Amount of Beneficial Ownership           Ownership of Iron Mountain
                                                 of Safesite Common Stock                     Common Stock
                                                    Before the Merger                       After the Merger
                                         ---------------------------------------- -------------------------------------
                                                                          Percent                               Percent
Name(1)                                          Shares                    Owned            Shares               Owned
----                                             ------                   -------           ------              -------
Directors and Executive Officers
B. Thomas Golisano(2)...................          5,290,185                 57.9%           976,291              8.5%
James B. Wayman, Jr.(3).................          1,262,787                 13.7%           233,044              2.0%
Mary Fay Kattman(4).....................             15,000                     *             2,768                 *
David F. Bellet(5)......................             86,419                     *            15,948                 *
Harvey H. Bundy III(6)..................            326,441                  3.6%            60,243                 *
G. Thomas Clark(7)......................             31,828                     *             5,873                 *
All Directors and executive
 officers as a group (6 persons) (8)....          7,012,660                 75.5%         1,294,167             11.3%

----------------------
   * Less than 1%
(1) Except as otherwise indicated, the persons named in the table above have sole voting and investment power with respect to all shares of Safesite Common Stock shown as beneficially owned by them.
(2) Mr. Golisano is a Director and Chairman of the Board of Safesite. Includes 15,000 shares of Safesite Common Stock that Mr. Golisano has the right to acquire pursuant to Exercisable Options. Mr. Golisano's address is c/o Paychex, Inc., 911 Panorama Trail South, Rochester, New York 14625.
(3) Mr. Wayman is a Director and President and Chief Executive Officer of Safesite. Includes 69,461 shares of Safesite Common Stock controlled by Mr. Wayman as custodian for his children, and 409,760 shares of Safesite Common Stock owned by Roselee Wayman, his wife residing at the same address, as to which Mr. Wayman disclaims beneficial ownership. Also includes 106,000 shares of Safesite Common Stock that Mr. Wayman has the right to acquire pursuant to Exercisable Options. Mr. Wayman's address is 251 Old Billerica Road, Bedford, Massachusetts 01730.
(4) Ms. Kattman is the Treasurer and Secretary of Safesite. Consists of 15,000 shares of Safesite Common Stock that Ms. Kattman has the right to acquire pursuant to Exercisable Options. Ms. Kattman's address is 15 Elmwood Road, Marblehead, Massachusetts 01945.
(5) Mr. Bellet is a Director of Safesite. Includes 15,000 shares of Safesite Common Stock that Mr. Bellet has the right to acquire pursuant to Exercisable Options. Mr. Bellet's address is 125 E. 72nd Street, 11-D, New York, New York 10021.
(6) Mr. Bundy is a Director of Safesite. Includes 77,630 shares of Safesite Common Stock controlled by Blakely F. Bundy as trustee for the Blakely F. Bundy 1992 Trust, 5,093 shares controlled by Blakely F. Bundy as custodian for Reed F. Bundy, and 31,424 shares controlled by Mr. Bundy in his capacity as trustee of trusts for his children, as to which Mr. Bundy disclaims beneficial ownership. Also includes 15,000 shares of Safesite Common Stock that Mr. Bundy has the right to acquire pursuant to Exercisable Options. Mr. Bundy's address is c/o William Blair & Company, L.L.C., 222 West Adams Street, Chicago, Illinois 60606, and Blakely Bundy is his wife.
(7) Mr. Clark is a Director of Safesite. Mr. Clark's address is 1492 East Avenue, Rochester, New York 14610.
(8) Includes 166,000 shares of Safesite Common Stock that Directors and executive officers have the right to acquire pursuant to Exercisable Options.

                            BACKGROUND OF THE MERGER


General Background of the Merger


     Prior Negotiations. Safesite and Iron Mountain had preliminary discussions regarding an acquisition of Safesite by Iron Mountain in February 1996, which were terminated when the parties were unable to agree upon the terms of such acquisition. Safesite management did not solicit the February 1996 offer.

     Negotiations of the Merger. In November 1996, Iron Mountain again approached Safesite with an unsolicited offer to acquire Safesite's assets for Iron Mountain stock. The Safesite Board considered the offer, and concluded that a tax-free structure would be more acceptable. In considering the Iron Mountain offer, the Safesite Board also considered whether to continue to operate Safesite as an independent private company or to pursue a public offering of Safesite Common Stock. In this regard, the Safesite Board noted that many of its investors, including Golisano, had held shares of Safesite Common Stock for approximately seven years and were interested in an opportunity to achieve liquidity in respect of all or a portion of their shares. For the reasons discussed below under "Recommendation of the Safesite Board; Safesite's Reasons for the Merger," the Safesite Board determined that a public offering was not practicable on favorable terms for a minimum of two or three years. In considering whether to continue to operate as an independent, privately held company, the Safesite Board considered the industry's capital requirements for growth and the increasing demands of customers for more sophisticated technology solutions, each of which might require additional capital expenditures by Safesite, and increased price competition as a result of the consolidation occurring in the records management industry. The consolidation in the industry, in the Safesite Board's opinion, might increase the effect of these factors and also presented an opportunity to consummate an attractive strategic alliance. While the Safesite Board did not conclude at this time that it was impractical to continue as an independent privately held company, as a result of the foregoing factors, it authorized Golisano to negotiate the terms of a potential acquisition by Iron Mountain. The Safesite Board considered whether to retain a financial advisor to assist Safesite in its negotiations with Iron Mountain (including, without limitation, rendering a fairness opinion if such negotiations were successful) and its consideration of other alternative transactions. Ultimately, the Safesite Board determined it was not necessary to retain a financial advisor.

     After Golisano communicated the Safesite Board's views to C. Richard Reese, the Chairman of the Board and Chief Executive Officer of Iron Mountain, Iron Mountain countered with an offer to acquire Safesite in an all-stock merger and a simultaneous purchase of three parcels of real property owned by Golisano and Wayman that were leased to Safesite for the appraised fair market value of such properties. Messrs. Reese and Golisano had several conversations during the next several weeks concerning a possible transaction.

     Late in December 1996, the parties commenced due diligence investigations of each other and began to negotiate the terms of a merger of Safesite and Iron Mountain for a fixed number of shares of Iron Mountain Common Stock. The parties determined that discussions relating to the proposed business combination had advanced to a point by the end of December and beginning of January where the parties should proceed to negotiate definitive documentation, although negotiations regarding pricing terms were not final. During this period, Iron Mountain also proposed a stockholders' agreement pursuant to which Messrs. Golisano and Wayman would contractually agree, among other things, to vote in favor of a merger transaction with Iron Mountain. Negotiations continued into January 1997 and were nearly complete by the end of January.

     Safesite received a second unsolicited bid from another bidder in late January to acquire Safesite for a combination of stock and cash and commenced a due diligence review process with such bidder. Both the fact that another bid had been received and that due diligence investigations of such party had commenced were communicated to Iron Mountain, but not the terms of the competing bid. Several weeks later, Iron Mountain made a formal offer, by letter dated February 12, 1997, to acquire Safesite for $62 million, a portion of which equal to 19.5% would be payable in cash and the remaining 80.5% of which would be payable in Iron Mountain Common

Stock, thus ensuring tax-free treatment, and to acquire the related real estate for $7.3 million in cash. The offer stated that the amount of stock to be issued by Iron Mountain would not be fixed but would be based on a market price calculation, with a "collar" with a mid-point range of $28.50, or a floor of $26.00 and a ceiling of $31.00. The Iron Mountain offer was not contingent on further due diligence and contained a liquidated damages provision that, if the offer were accepted but either party failed to execute a definitive agreement in substantially the form previously negotiated, then such party would be required to pay to the other party $5 million. The offer was open until February 14, 1997. The Iron Mountain offer was not made known to the second bidder because the second bidder's offer was conditioned on the occurrence of events and the Safesite Board had not received adequate assurances that such conditions would be satisfied. The Iron Mountain Board was advised by management that the due diligence investigation of Safesite was completed and, therefore, the Directors were comfortable that making an offer not subject to additional diligence was consistent with their fiduciary duties to Iron Mountain's stockholders. In addition, due to the extensive negotiations with Safesite, and Safesite's Directors' familiarity with the records management industry and with Iron Mountain, and considering the interests of all parties to the transaction, the Iron Mountain Board believed that it was reasonable to leave the offer open for only two days. Based on its understanding of the records management industry in general and Iron Mountain and Safesite in particular, and as result of the extensive negotiations with Iron Mountain and the lack of confidence of the Safesite Board in the second bidder's ability to satisfy the conditions in its offer, the Safesite Board believed that a two day period was a sufficient amount of time for it to make an informed decision consistent with its fiduciary duties to Safesite's stockholders.

     A special meeting of the Safesite Board was convened on February 14, 1997 to consider the matter, attended by a majority of the Safesite Board, with Messrs. Golisano, Wayman and Bellet present. Messrs. Bundy and Clark were unable to attend but had discussed the matter extensively with Mr. Golisano. While Mr. Golisano did not act as the proxy of Messrs. Bundy and Clark, at the request of Messrs. Bundy and Clark, he conveyed their comments to the other Directors at the meeting. The Safesite Board did not negotiate with Iron Mountain the ability to terminate the Merger Agreement if the value of Iron Mountain Common Stock decreased below $26.00 out of recognition that, if such change would have been acceptable to Iron Mountain, Iron Mountain would have required that it have the reciprocal right to terminate the Merger Agreement if the value of Iron Mountain Common Stock increased above $31.00. The Determination Price calculated as of February 14, 1997, the day of the special meeting, was $28.26. After considerable deliberation regarding Iron Mountain's offer and the competing offer, the Safesite Board determined that the terms of the Iron Mountain proposed merger are fair to, and in the best interests of, Safesite and its stockholders, approved the Iron Mountain offer, and resolved to recommend that the Safesite stockholders vote for approval and adoption of the Merger Agreement. Iron Mountain's offer letter was signed by both parties on February 15, 1997.

     On February 18, 1997, representatives of the competing bidder submitted a revised offer to Safesite. The Safesite Board met on February 19, 1997 to consider the competing proposal and Safesite's obligations under the February 15, 1997 letter with Iron Mountain. All Directors were present. Numerous aspects of both proposals were considered, including their nominal value, likelihood of closing, certainty that the indicated nominal value would be the actual value received by stockholders, long-term prospects of the potential merger partners and relative marketability of the stock of the potential merger partners. The Safesite Board rejected the competing proposal and unanimously reaffirmed its determination that the terms of the Merger are fair to, and in the best interests of, Safesite and its stockholders, approved the Merger, and resolved to recommend that the Safesite stockholders vote for approval and adoption of the Merger Agreement. In reaching such conclusion, the Safesite Board considered the competing offers in their totality and did not find it practicable to, nor did it attempt to, determine as to each aspect of each proposal which of the two proposals was superior.


     Accordingly, on February 19, 1997 officers of Safesite and Iron Mountain executed the Merger Agreement, and Iron Mountain, Golisano and Wayman executed the Stockholders' Agreement.


     First Amendment to Merger Agreement. Shortly after the Merger Agreement was executed, Safesite requested that Iron Mountain amend the Merger Agreement to protect the tax-free nature of the Merger by restricting the ability of Safesite stockholders to transfer a portion of the Iron Mountain Common Stock received in the Merger. The parties concluded that the most efficient method of achieving such a restriction would be to amend the Iron Mountain By-Laws to include a restriction on the ability of the Safesite stockholders to sell a specified percentage of the Iron Mountain Common Stock received in the Merger by each Safesite Stockholder for a period of one year following the consummation of the Merger. See "The Merger Agreement--Conversion of Safesite Common Stock--Restrictions on Transfer of Iron Mountain Common Stock." The Safesite Board viewed such a restriction as desirable because if the rules regarding continuity of interest in a tax-free reorganization were either intentionally or inadvertently violated, then the transaction could be taxable to the Safesite stockholders as a group. The Stockholders' Agreement already contained a provision restricting the ability of Golisano and Wayman (and any other stockholders becoming parties to the Stockholders' Agreement) from selling a certain percentage of the shares of Iron Mountain Common Stock received in the Merger if Sub, rather than Safesite, were to be the surviving corporation. This restriction was requested by Iron Mountain to protect it from a potential tax liability. The Safesite Board felt that it was unfair to impose this restriction only upon Golisano, Wayman and the other parties to the Stockholders' Agreement and believed that the potential tax benefits of the restrictions, as well as the fact that they only extended to a portion of the shares to be received and would only last a year, outweighed the limitation on the ability of stockholders to sell the shares subject to the restrictions prior to the first anniversary of the Effective Time.

     On March 28, 1997, the entire Safesite Board met to consider the amendment to the Merger Agreement, which would make a condition to the consummation of the Merger Iron Mountain's adoption of an amendment to its ByLaws containing restrictions prohibiting transfers, sales, assignments or other dispositions of a specified percentage of the shares of Iron Mountain Common Stock to be received by each former Safesite stockholder in the Merger for a period of one year following the Effective Time. The Safesite Board concluded the amendment to the Merger Agreement requiring Iron Mountain to impose such restrictions on transfer was reasonable and unanimously approved it. The First Amendment to the Merger Agreement was executed on April 1, 1997.

     Second Amendment to Merger Agreement. As executed on February 19, 1997, the Merger Agreement provided that the Escrow Indemnity Funds would be comprised of $3,000,000 in cash to be withheld from the cash merger consideration payable to Safesite stockholders (other than holders of Dissenting Shares, as defined below) and holders of Exercisable Options. In April 1997, Safesite requested that Iron Mountain further amend the Merger Agreement to provide that the escrow would be comprised of shares of Iron Mountain Common Stock rather than cash. This request was based upon the advice of tax counsel that the $3,000,000 cash escrow would be taxable to Safesite stockholders at closing, even though the stockholders were not entitled to receive the escrowed consideration until the first anniversary of the closing, if at all. By funding the escrow with Iron Mountain Common Stock rather than cash, the Safesite stockholders would receive their proportionate share of the cash, net of taxes, promptly after closing. Iron Mountain conditioned its approval of this request on placing greater than $3,000,000 in value of Iron Mountain Common Stock in escrow to protect Iron Mountain from a decrease in the market value of Iron Mountain Common Stock. Ultimately, Safesite and Iron Mountain agreed that (a) shares of Iron Mountain Common Stock having a value of $4,000,000 based upon the Determination Price would be held in escrow, (b) notwithstanding such escrow, Iron Mountain's rights to indemnification would be limited to $3,000,000 and (c) in the event the shares held in escrow were insufficient at the time of payment of a claim to remit to Iron Mountain the amount of such claim (subject to the $3,000,000 limit), Messrs. Golisano and Wayman would indemnify Iron Mountain for approximately 66% (equal to their proportionate ownership of Safesite) of any such shortfall. It was agreed that the other Safesite stockholders would not be subject to this additional indemnification obligation. The Safesite Board believed that the benefits of the amendment outweighed the burden of placing restrictions on additional shares of Iron Mountain Common Stock to be received in the Merger. On May 6, 1997, the Safesite Board met to consider this amendment to the Merger Agreement (other than Mr. Bellet who was unable to attend the meeting). The Safesite Board concluded this amendment to the Merger Agreement fair to, and in the best interests of, all of the Safesite stockholders and all the Directors present at the meeting approved it. The Second Amendment to the Merger Agreement was executed on May 7, 1997.

Recommendation of the Safesite Board; Safesite's Reasons for the Merger


     The Safesite Board believes that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, its stockholders. The Safesite Board recommends that the stockholders of Safesite vote FOR the approval of the Merger Agreement and the transactions contemplated thereby. The Safesite Board, in reaching its determinations, considered the following factors, which represent all material factors considered and all of which were considered as a whole and not separately:

o The purchase price offered for Safesite. An integral part of the determination by the Safesite Board that the Merger was in the best interests of, and fair to, the Safesite stockholders was a determination that the price that Iron Mountain was willing to pay for Safesite was fair. Safesite management had carefully observed the consolidation occurring in the records management industry and the prices at which acquisitions had been previously made. Management felt, and presented to the Safesite Board its view, that the aggregate purchase price of $62 million that Iron Mountain offered for Safesite compared favorably to (i) the sale prices of other companies in the records management industry (which were generally much smaller than Safesite), (ii) the price of $3.10 per share at which an affiliated investor in Safesite had sold 919,117 shares of Safesite Common Stock (equal to approximately 10% of the Safesite Common Stock) in July 1996 in an arm's length transaction to Messrs. Golisano, Wayman and Bundy, all of whom are Directors of Safesite, and (iii) the valuation estimates of between approximately $3.60 and $4.30 per share that were presented to the Safesite Board by investment bankers in November 1995 when the Safesite Board and management were considering an initial public offering of equity, as discussed below. In reviewing the information presented at the meeting, the Safesite Board was aware that there were no recent transactions in the records management industry involving a company the size of Safesite. The Safesite Board believed that a comparison of sales prices of smaller records management companies, especially in the absence of comparably sized transactions, was relevant to an analysis of the fairness of the Merger in that it provides relevant information concerning the multiples associated with sales prices of records management companies. The Safesite Board observed that the sales prices in these transactions represented a multiple of approximately 2.5 times annual revenues. The Merger Consideration represents approximately 3.0 times Safesite's fourth quarter revenues annualized, which in the opinion of the Safesite Board represented an appropriate premium given the size of Safesite. The Safesite Board concluded that it was unlikely that another buyer would offer Safesite stockholders a more favorable combination of price, certainty of closing, liquidity, tax deferral, and long term-investment prospects than what Iron Mountain had offered. Based on the foregoing, the Safesite Board concluded that the Merger was fair, from a financial point of view, to the stockholders of Safesite.

o The tax aspects of the Merger Agreement. The Safesite Board reviewed with its counsel and with management the provisions of the Merger Agreement and determined that its terms permitted Safesite to achieve the tax-free disposition of its business for marketable securities.

o Choice of liquidity or continued investment for Safesite stockholders. The Safesite Board viewed as favorable the structure of the proposed merger with Iron Mountain that afforded Safesite stockholders immediate liquidity in the form of cash as to a portion of their Safesite holdings and a choice of whether to seek increased liquidation after the Merger through a sale of some, or after one year all, of their Iron Mountain Common Stock on the open market or to continue their investment in Safesite, through Iron Mountain, a larger, better- capitalized, well-situated company. In evaluating the Merger, the Safesite Board considered the limited trading market for the Iron Mountain Common Stock and the fluctuations in price that could result from this trading market. While the Safesite Board considered this factor to be negative, in light of the favorable aspects of the transaction and their belief that a more active market in the Iron Mountain Common Stock would develop, this factor was not of material concern to the Safesite Board.


o The strategic aspects of the Merger. By receiving Iron Mountain Common Stock, the Safesite stockholders will have an investment in a larger company, which the Safesite Board believed offered greater financial resources and flexibility, competitive strength and business opportunities than would be possible for Safesite alone. The Safesite Board thus concluded that the Merger provides Safesite stockholders with better long-term prospects and liquidity than if they continued to hold their Safesite shares.

o The Safesite Board's review of the business, operations, financial condition, earnings and prospects of Iron Mountain. In choosing Iron Mountain as its merger partner, the Safesite Board considered and viewed favorably the high quality and reputation of Iron Mountain's management, the leadership that Iron Mountain has achieved in the highly fragmented records management industry, its commitment to and evidence of sustained and accelerated growth, both through acquisitions and internally and its plans for financing such growth.


     As discussed above under "General Background of the Merger," the Safesite Board carefully reviewed proposals submitted by Iron Mountain and by another potential merger partner. The Safesite Board concluded that the Iron Mountain proposal offered the best combination of price, certainty of closing and long-term prospects of the potential merger partners. The Safesite Board had also considered periodically since April 1995 and again specifically in November 1995 an initial public offering of equity securities of Safesite. Considering the various factors necessary to complete a successful initial public offering (including increasing the size of Safesite and developing a record of rapid growth in revenues and earnings), the Safesite Board concluded that Safesite could not reasonably anticipate completing such a transaction on favorable terms (including the per share value described above) for a minimum of two to three years. The Safesite Board also rejected a possible public offering due to the significant dilution which existing stockholders would have faced and the lack of interest expressed on the part of quality underwriters the Safesite Board would have wanted to retain. Furthermore, there could be no assurances that the market would be amenable to a public offering by Safesite at that time or that a more favorable price could be achieved.

     The Safesite Board considered and rejected retaining a financial advisor to assist Safesite in its negotiations with Iron Mountain (including, without limitation, rendering a fairness opinion if such negotiations were successful) and its consideration of other alternative transactions. In reaching such conclusion, the Board considered the expertise and experience among the Directors, which included David Bellet, a venture capitalist, and Harvey H. Bundy III, a principal of William Blair. In this regard, Mr. Bundy had no discussions relating to the transaction with any other principals or officers or other representatives of William Blair at any point during the negotiation of the Merger Agreement. Mr. Wayman, a Director, the President and a significant stockholder of Safesite, was familiar with many recent transactions in the records management industry, and Messrs. Golisano and Clark were the Chief Executive Officer and Chief Financial Officer, respectively, of a large public company which had negotiated numerous business acquisitions. As a result, the Safesite Board was confident that it possessed the sophistication and expertise to evaluate the fairness of the Merger, and recommend it to the stockholders consistent with its fiduciary duties to Safesite's stockholders, without incurring the expense of retaining a financial advisor.


     Based upon the foregoing, the Safesite Board concluded at its February 14, 1997 meeting and again at its February 19, 1997 meeting, that the Merger represents the best strategic alternative currently available to maximize the return to Safesite stockholders. In view of the wide variety of factors considered in connection with the evaluation of the Merger, the Safesite Board did not find it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determinations.


     THE SAFESITE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SAFESITE COMMON STOCK VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT.


Iron Mountain's Reasons for the Merger


    The Iron Mountain Board believes that the consummation of the Merger will constitute an important step in the implementation of Iron Mountain's strategy of maintaining its leadership position in the records management industry nationwide. Safesite is an attractive merger partner to Iron Mountain for a number of reasons. Safesite is a superior records management service provider that shares Iron Mountain's commitment to customer service and its decentralized, local management structure. As a result of the Merger, Iron Mountain will benefit from Safesite's strong management group, staff and customer base, which are evidenced by Safesite's compound annual internal growth rate of 20% in revenues between 1993 and 1996. In addition, the Merger will significantly enhance Iron Mountain's competitive position in the highly fragmented records management industry through one transaction, rather than through a series of smaller transactions. The acquisition of Safesite will result in four new market entries for Iron Mountain, while affording it opportunities for consolidation in ten additional markets. Following consummation of the Merger, Iron Mountain will operate in 144 records management facilities in 41 markets nationwide, servicing over 30,000 customer accounts.

     Iron Mountain was assisted in its negotiations with respect to the Merger by its investment advisor, William Blair. In particular, William Blair assisted Iron Mountain in formulating an appropriate negotiating strategy and structural alternatives and in negotiations with Safesite. William Blair will receive a fee of $400,000 upon the consummation of the Merger. In addition, Iron Mountain has agreed, among other things, to reimburse William Blair for all out-of-pocket expenses incurred in connection with the services provided by William Blair up to $15,000, and to indemnify and hold harmless William Blair and certain related parties to the full extent lawful from and against certain liabilities and expenses, including certain liabilities under the federal securities laws, in connection with its engagement. Harvey H. Bundy III, a Director and stockholder of Safesite, is also a principal of William Blair.



                              THE MERGER AGREEMENT


     The following is a brief summary of the material provisions of the Merger Agreement, a copy of which is attached as Annex I to this Proxy Statement and is incorporated by reference herein. This summary is qualified in its entirety by reference to the full and complete text of the Merger Agreement.


The Merger


     At the Effective Time, Safesite will be merged with and into Sub, with Sub continuing as the Surviving Corporation and a wholly owned subsidiary of Iron Mountain. As a result of the Merger, the separate corporate existence of Safesite will cease. Subject to the terms and conditions of the Merger Agreement, the closing of the transactions contemplated thereby will take place on the fifth business day after the date on which the last of the conditions set forth in the Merger Agreement is fulfilled or waived, other than conditions requiring deliveries at the closing, unless another date is agreed to by Iron Mountain and Safesite. The Merger will become effective at the Effective Time, which will be the time at which the Certificate of Merger is filed with the Secretary of State of the State of Delaware or such time thereafter as is provided in the Certificate of Merger.



Conversion of Safesite Common Stock


     Form and Value of Consideration to be Received in the Merger. The consideration to be issued by Iron Mountain in the Merger will consist of $12,090,000 in cash (subject to adjustment as described below) and shares of Iron Mountain Common Stock having a market value of $49,910,000 based upon the Determination Price. The cash to be issued in the Merger will be reduced by the amount, if any, that Safesite's indebtedness for borrowed money as of the Effective Time exceeds $500,000. Safesite's indebtedness for borrowed money as of May 2, 1997 equaled approximately $830,000. On the Closing Date, shares of Iron Mountain Common Stock having a value of $4,000,000 based upon the Determination Price will be withheld ratably from the stock consideration payable to Safesite stockholders and held in escrow for one year to indemnify and hold harmless Iron Mountain from certain claims under the Merger Agreement. Anyone holding Dissenting Shares will not contribute to the escrow amount or be subject to the indemnification obligations. See "--Indemnification."

     Conversion of Safesite Common Stock. Upon consummation of the Merger, each share of Safesite Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive, subject to certain indemnification provisions in the Merger Agreement, shares of Iron Mountain Common Stock and cash in accordance with the following conversion formulas:




     Formulas:

     "Stock Conversion Number" equals:                                    Common Stock Amount
                                                                          -------------------
                                                                         Fully Diluted Shares

     "Cash Conversion Number" equals:                                         Cash Amount
                                                                         --------------------
                                                                         Fully Diluted Shares

     Related Definitions:

     "Cash Amount" equals:                                    the difference between (x) $12,090,000 and (y) the amount by which Safesite indebtedness for borrowed money exceeds
                                                              $500,000.  As of May 2, 1997, the aggregate amount of such indebtedness equaled approximately $830,000.

     "Common Stock Amount" equals:                                           $49,910,000
                                                                         -------------------
                                                                         Determination Price

     "Determination Price" equals:                            the average closing price per share of Iron Mountain Common
                                                              Stock for the period of 20 trading days ending three trading days prior to the Closing Date; provided, however, that if the average closing price per share for such period is less than
                                                              $26.00, the Determination Price shall be $26.00 and if the average closing price per share for such period is greater than
                                                              $31.00, the Determination Price shall be $31.00.  The
                                                              Determination Price calculated using the above-described
                                                              formula for the 20 trading day period ending on May 2, 1997 was $26.00 (the actual average closing price per share for such period was $24.18).

     "Fully Diluted Shares"                                   equals: the sum of (a) the number of shares of Safesite
                                                              Common Stock issued and outstanding immediately prior
                                                              to the Effective Time and (b) the number of shares
                                                              of Safesite Common Stock that may be issued pursuant to
                                                              Exercisable Options.

     The following table gives examples calculating the merger consideration at various Determination Prices, assuming that the number of Fully Diluted Shares equals 9,489,297 (the number as of May 2, 1997). For each Determination Price listed, the table illustrates the Cash Amount and Cash Conversion Number when
(i) Safesite indebtedness as of the Effective Time would at or be below $500,000 and (ii) Safesite indebtedness as of the Effective Time would equal $830,000. The number of shares of Iron Mountain Common Stock to be received is subject to certain indemnification provisions and transfer restrictions. See "--Restrictions on Transfer Of Iron Mountain Common Stock" and "Ancillary Agreements --Escrow Agreement."


                                                        Stock Conversion             Cash
                                                             Number               Conversion        Cash and Shares of Iron
                                                         (shares of Iron            Number              Mountain Common
                                                         Mountain Common       (cash per share      Stock to be received by
                       Common                          Stock per share of        of Safesite        Hypothetical Stockholder
  Determination         Stock                            Safesite Common            Common           owning 1,000 shares of
      Price            Amount        Cash Amount             Stock)                 Stock)           Safesite Common Stock

                                          No
                                     Adjustment:

      $26.00          1,919,615      $12,090,000           0.20229265               $1.27                $1,281.68 cash
                                                                                                    (including $7.61 in lieu
                                                                                                     of a fractional share)
                                                                                                           202 shares
      $28.50          1,751,228      $12,090,000           0.18454771               $1.27                $1,289.68 cash
                                                                                                   (including $15.61 in lieu
                                                                                                     of a fractional share)
                                                                                                           184 shares
      $31.00          1,610,000      $12,090,000           0.16966483               $1.27                $1,294.68 cash
                                                                                                   (including $20.61 in lieu
                                                                                                     of a fractional share)
                                                                                                           169 shares
                                       $330,000
                                     Adjustment:

      $26.00          1,919,615      $11,760,000           0.20229265               $1.24                $1,246.90 cash
                                                                                                    (including $7.61 in lieu
                                                                                                     of a fractional share)
                                                                                                           202 shares
      $28.50          1,751,228      $11,760,000           0.18454771               $1.24                $1,254.90 cash
                                                                                                   (including $15.61 in lieu
                                                                                                     of a fractional share)
                                                                                                           184 shares
      $31.00          1,610,000      $11,760,000           0.16966483               $1.24                $1,259.90 cash
                                                                                                   (including $20.61 in lieu
                                                                                                     of a fractional share)
                                                                                                           169 shares



     Based on the foregoing assumptions, the value of the shares of Iron Mountain Common Stock to be received by a Safesite stockholder in respect of each share of Safesite Common Stock held by such stockholder will equal approximately $5.26 if the market price of the Iron Mountain Common Stock at the time of the Closing is equal to the Determination Price used in calculating the Common Stock Amount. To the extent such market price is greater or less than the Determination Price, then the value of the shares of Iron Mountain Common Stock to be received by the Safesite stockholders would be greater than or less than $5.26, as the case may be. On May 2, 1997, the closing sales price per share of the Iron Mountain Common Stock, as reported on the Nasdaq National Market, was $24.50 and the Determination Price calculated as of such date was approximately $26.00 (the actual average closing price per share for such period was $24.18). Thus, if the Merger had closed on May 2, 1997, the value of the Iron Mountain Common Stock received would have been approximately $4.96 per share of Safesite Common Stock. See "Risk Factors--Risk Factors Related to the Merger."

     For a description of the Iron Mountain Common Stock, see "Description of Iron Mountain Capital Stock" and "Comparison of Rights of Stockholders of Iron Mountain and Safesite."


     Restrictions on Transfer of Iron Mountain Common Stock. As more fully described below, in order to protect the tax-free nature of the Merger, approximately 62% of the Iron Mountain Common Stock received by each Safesite stockholder in the Merger will be subject to the Transfer Restrictions until the first anniversary date of the Effective Time. The Transfer Restrictions will prohibit all "Transfers" (defined below) of such Iron Mountain Common Stock by former Safesite stockholders. Any purported transfer of the economic, record or beneficial ownership of the Subject Shares (as defined below) not permitted by the Iron Mountain By-Laws will be void and have no legal effect. The following description of the Transfer Restrictions is qualified in its entirety by reference to the complete text of Article XII of the Iron Mountain By-Laws (in which the Transfer Restrictions are set forth), a copy of which is attached hereto as Annex II and incorporated herein by reference.


     Pursuant to such Article, any person who receives shares of Iron Mountain Common Stock in the Merger will not be able to Transfer, and Iron Mountain will not be required to register the Transfer of, the number of shares, rounded upward to the nearest whole share (the "Subject Shares"), of Iron Mountain Common Stock equal to the product of (1) the quotient obtained by dividing (x) the "Lock-up Value" by (y) the product of (A) the Common Stock Amount and (B) the lesser of the Closing Price and the Determination Price multiplied by (2) the shares of Iron Mountain Common Stock received by such person in the Merger, until the first anniversary of the Effective Time, except as otherwise allowed by the Iron Mountain Board in its sole discretion. The "Lock-up Value" shall mean one half (1/2) of the sum of (x) the product of the Common Stock Amount and the lesser of the Closing Price and the Determination Price plus (y) the Cash Amount. The "Closing Price" shall mean the closing price per share of Iron Mountain Common Stock for the trading day immediately prior to the Effective Time. The closing price for such trading day shall be the last quoted sale price or, if not so quoted, the average of the low bid and high asked prices on the Nasdaq National Market. A "Transfer" means any indirect or direct transfer, offer to sell, sale, assignment, grant of an option to acquire, pledge, or other disposition. The Transfer Restrictions, by their own terms, automatically expire on the first anniversary of the Effective Time. In order to implement such restriction, each stockholder will receive two certificates representing shares of Iron Mountain Common Stock to be received in the Merger, one of which will bear a legend indicating that the shares represented by such certificate are subject to the Transfer Restrictions. Iron Mountain's transfer agent will not permit the transfer of the legended shares until the first anniversary of the Effective Time. The other certificate will not bear this legend and, accordingly, will be transferable by the holder, subject to compliance with applicable law. No stockholder will receive preferential transfer rights with respect to shares subject to the Transfer Restrictions.

     The following table illustrates examples of the number of Subject Shares to be received by a hypothetical Safesite stockholder who currently owns 1,000 shares of Safesite Common Stock, assuming various Determination Prices and Closing Prices, and assuming no adjustment to the Cash Amount. If at the Effective Time, the Cash Amount is adjusted, the number of Subject Shares would decrease.

                                                                           Shares Held in          Non-Subject, Non
   Determination Price         Closing Price         Subject Shares            Escrow              Escrowed Shares
   -------------------         -------------         --------------            ------              ---------------
          $26.00                  $24.50                  127                    16                       59
          $26.00                  $26.00                  126                    16                       60
          $26.00                  $27.50                  126                    16                       60
          $28.50                  $27.00                  116                    15                       53
          $28.50                  $28.50                  115                    15                       54
          $28.50                  $30.00                  115                    15                       54
          $31.00                  $29.50                  107                    14                       48
          $31.00                  $31.00                  105                    14                       50
          $31.00                  $32.50                  105                    14                       50


Treatment of Options

     As soon as reasonably practicable after the Effective Time, each holder of an Exercisable Option will receive (1) a non-qualified option to acquire shares of Iron Mountain Common Stock under the Iron Mountain Stock Option Plan, which option for Iron Mountain Common Stock shall (A) have an exercise price per share determined by dividing the exercise price per share of the applicable option by the Stock Conversion Number and (B) entitle the holder to purchase that number of shares equal to the product of (x) the number of shares subject to such option that as of the Effective Time is exercisable and (y) the Stock Conversion Number, and (2) cash in the amount of the product of (x) the number of shares subject to such option that as of the Effective Time is exercisable and (y) the Cash Conversion Number. Pursuant to the terms of the Merger Agreement, in lieu of issuing cash in respect of Exercisable Options, Iron Mountain has reserved the right, in its sole discretion, subject to notification to Safesite not less than ten (10) days prior to the Closing Date, to exchange each Exercisable Option solely for an option to acquire Iron Mountain Common Stock.


     With respect to any such option or portion thereof that is not exercisable at the Effective Time and with respect to certain other options to acquire 17,500 shares of Safesite Common Stock recently granted to five individuals with an exercise price equal to $6.53 per share, each holder will receive a non-qualified option to acquire shares of Iron Mountain Common Stock under the Iron Mountain Stock Option Plan at an exercise price and in an amount affording the holder equivalent value for the option being exchanged, which option for Iron Mountain Common Stock will (A) have an exercise price per share determined by dividing (x) the exercise price per share of the applicable option by (y) the quotient of the Share Price divided by the Determination Price, and (B) entitle the holder to purchase that number of shares equal to the product of (x) the number of shares subject to such option that as of the Effective Time is not exercisable and (y) the quotient of the Share Price divided by the Determination Price. Share Price is the quotient of (x) the sum of $49,910,000 and the Cash Amount divided by (y) the number of Fully Diluted Shares. In addition, any such option to acquire Iron Mountain Common Stock will be exercisable (subject to the terms of such option and the Iron Mountain Stock Option Plan) on the date the applicable option would have been exercisable and otherwise be subject to the terms and conditions of the Iron Mountain Stock Option Plan.


     By accepting an option to acquire Iron Mountain Common Stock under the Iron Mountain Stock Option Plan, Safesite option holders will be agreeing to all of the terms and conditions of the Iron Mountain Stock Option Plan and the option agreements entered into pursuant thereto (provided that the terms of the Iron Mountain option agreement, as to any employee of Safesite, other than the Safesite Principal Stockholders, who is not employed by Iron Mountain or any of its affiliates on the first anniversary of the Closing Date, shall not (a) make it a condition to exercise such option that such employee be in compliance with an Iron Mountain confidentiality or non-competition agreement and (b) require such employee to pay to Iron Mountain the excess of the fair market value on the day of exercise over the exercise price as a result of being employed by a competitor of Iron Mountain within two years after the exercise of such option). In lieu of issuing any option to acquire a fractional share of Iron Mountain Common Stock, the surrendering option holder shall receive an option to purchase the nearest whole number of shares of Iron Mountain Common Stock. For a description of the Iron Mountain Stock Option Plan, see "Management of Iron Mountain--Stock Option Information."


Indemnification


     Safesite has agreed, and by approving the Merger Agreement, Safesite's stockholders will agree, that shares of Iron Mountain Common Stock having a value of $4,000,000 based upon the Determination Price (equal to approximately $0.44 per share of Safesite Common Stock) will be withheld ratably from the merger consideration payable to Safesite stockholders (other than holders of Dissenting Shares) and held in escrow to indemnify Iron Mountain and hold Iron Mountain harmless for a period of one year following the Closing Date from and against all damages, claims, losses, expenses, costs, obligations and liabilities suffered by Iron Mountain by reason of any breach of Safesite's representations and warranties contained in the Merger Agreement or failure of Safesite to perform or fulfill any of its covenants or agreements set forth in the Merger Agreement, any legal action or other claim by a third party relating to Safesite to the extent such action or claim results in a breach of a representation or warranty, or the indebtedness for borrowed money of Safesite as of the Effective Time exceeding $500,000. Accordingly, on the Closing Date, shares of Iron Mountain Common Stock having a value of $4,000,000 based upon the Determination Price will be withheld on a ratable basis from the stock portion of the Merger consideration otherwise payable to Safesite's stockholders and held in escrow pursuant to the terms of the Escrow Agreement to be executed by Iron Mountain, Safesite, Wayman, as agent for Safesite's stockholders, and State Street Bank and Trust Company, as Escrow Agent. Iron Mountain's right to indemnification under the Merger Agreement and the Escrow Agreement is limited to the lesser of
(i) the shares of Iron Mountain Common Stock held in escrow and (ii) $3,000,000. Accordingly, Iron Mountain may only collect up to $3,000,000 in value of Iron Mountain Common Stock based upon the then current market value (subject to the additional indemnification obligations of Golisano and Wayman described under "Ancillary Agreements--Stockholders' Agreement"). In addition, Safesite has agreed and Safesite's stockholders, by approving the Merger Agreement, will agree, to appoint Wayman, or such other person or persons to whom Wayman delegates such authority, as their agent and attorney-in-fact, with full power of substitution, to take all actions on their behalf in connection with the indemnification provisions of the Merger Agreement and the Escrow Agreement. The shares of Iron Mountain Common Stock to be held in escrow will be registered in the name of James B. Wayman, Jr., as agent under the Escrow Agreement. As agent, Wayman and any delegate will have a fiduciary duty to act in the best interests of the Safesite stockholders with respect to the indemnification provisions of the Merger Agreement and the Escrow Agreement. Wayman will deliver notice to each Safesite stockholder promptly after each time, if any, that Iron Mountain receives a payment under the Escrow Agreement. The escrow will expire one year after the Effective Time. Promptly after such time, the Escrow Agent will remit to each Safesite stockholder such stockholder's ratable portion of the escrow indemnity funds less all portions paid to Iron Mountain and less any amounts which are the subject of unresolved claims. Iron Mountain may only recover on a claim if all loss and expense for all claims exceeds, in the aggregate, $150,000. See "Ancillary Agreements--Escrow Agreement" for a description of the terms and conditions of the Escrow Agreement.



Exchange Procedures

     As soon as reasonably practicable after the Effective Time, The First National Bank of Boston, in its capacity as Exchange Agent (the "Exchange Agent"), will mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding shares of Safesite Common Stock (other than Dissenting Shares and other than shares owned by Safesite as treasury stock and shares owned by Iron Mountain or by any subsidiary or Iron Mountain) ("Safesite Certificates") (i) a letter of transmittal and (ii) instructions to effect the surrender of the Safesite Certificates in exchange for the total consideration to be received by such holder as a result of multiplying (x) each of the Stock Conversion Number and the Cash Conversion Number by (y) the number of shares represented by such holder's Safesite Certificates (such total, the "Exchange Merger Consideration").

     Upon surrender of a Safesite Certificate for cancellation to the Exchange Agent, together with the letter of transmittal, duly executed, and such other documents as Iron Mountain or the Exchange Agent reasonably requests, the holder of such Safesite Certificate will be entitled to receive promptly in exchange therefor the Exchange Merger Consideration, subject to the amounts to be placed in escrow pursuant to the indemnification provisions of the Merger Agreement (see "--Indemnification"), and the Safesite Certificate so surrendered shall forthwith be canceled. Until surrendered, each Safesite Certificate will, at any time after the Effective Time, represent only the right to receive, upon such surrender, the Exchange Merger Consideration with respect to the shares of Safesite Common Stock formerly represented thereby, without interest. Each Safesite stockholder will receive separate stock certificates representing the Subject Shares and shares of Iron Mountain Common Stock that are not subject to the Transfer Restrictions.

     HOLDERS OF SAFESITE COMMON STOCK SHOULD NOT SEND SAFESITE CERTIFICATES WITH THE ENCLOSED PROXY CARD. SAFESITE STOCKHOLDERS SHOULD SEND SAFESITE CERTIFICATES TO THE EXCHANGE AGENT ONLY AFTER THEY RECEIVE, AND IN ACCORDANCE WITH THE INSTRUCTIONS ACCOMPANYING, THE LETTER OF TRANSMITTAL.

     No fractional shares of Iron Mountain Common Stock will be issued upon the surrender for exchange of Safesite Certificates, and such fractional shares will not entitle the owner thereof to vote or to any rights of a stockholder of Iron Mountain. In lieu of issuing fractional shares, the surrendering stockholder shall receive the highest whole number of shares or Iron Mountain Common Stock constituting the stock portion of the Exchange Merger Consideration plus cash equal to the fraction of a share of Iron Mountain Common Stock to which the holder would otherwise be entitled multiplied by the Determination Price.

     No dividends or other distributions declared after the Effective Time on Iron Mountain Common Stock will be paid with respect to any shares of Iron Mountain Common Stock represented by a Safesite Certificate until such Safesite Certificate is surrendered for exchange in accordance with the procedures described above.


Representations and Warranties

     The Merger Agreement contains certain customary representations and warranties relating to, among other things: (a) each of Iron Mountain's and Safesite's organization and similar corporate matters; (b) each of Iron Mountain's and Safesite's capital structure; (c) the authorization, execution, delivery, performance and enforceability of the Merger Agreement with respect to Iron Mountain and Safesite; (d) documents filed by Iron Mountain with the Commission and the accuracy of the information contained therein; (e) certain financial matters with respect to Safesite; (f) Safesite's leases; (g) governmental and private authorizations of Safesite; (g) the absence of undisclosed material litigation and other undisclosed liabilities relating to Safesite; (h) the absence of material changes with respect to the business of Safesite; (i) certain tax and employee benefit matters with respect to Safesite;
(j) the records storage business of Safesite; and (k) certain environmental matters with respect to Safesite. Safesite's representations and warranties survive the Closing for a period of one year.


Certain Covenants

     The Merger Agreement contains certain customary covenants and agreements, including, without limitation, the following:

     Conduct of Business. Safesite has agreed that, during the period from the date of the most recent balance sheet forming a part of Safesite's financial statements until the Closing Date, except as permitted by the Merger Agreement or as otherwise consented to in writing by Iron Mountain, Safesite has operated and will operate its business in the ordinary course of business, consistent with prior practice. In addition, without limiting the generality of the foregoing, Safesite has agreed that it will not, among other things, subject to certain exceptions: (a) sell or otherwise dispose of or contract to sell or otherwise dispose of, any of its properties or assets, other than in the ordinary course of business; (b) incur any obligations or liabilities; (c) enter into any commitments; (d) cancel any debts or claims; (e) make or commit to make any additions to its property or any purchases of machinery or equipment, except in the ordinary course of business, consistent with past practice; (f) discharge or satisfy any lien or pay any obligation or liability other than current liabilities or obligations under contracts then existing or thereafter entered into in the ordinary course of business, consistent with prior practice, and commitments under leases or repay or prepay long-term indebtedness or the current portion thereof; (g) create or permit to be created any lien on any of its assets; (h) except in the ordinary course of business, consistent with prior practice, increase the compensation payable or to become payable to any of its Directors, officers, employees, advisers, consultants, salesmen or agents or otherwise alter, modify or change the terms of their employment or engagement;
(i) enter into, amend or terminate any lease, governmental authorization, private authorization, material agreement or employment arrangement or any contractual obligation or transaction with any affiliate, except for terminations in the ordinary course of business, consistent with prior practice, in accordance with the terms thereof; (j) amend or terminate any insurance policies and coverage; (k) amend any provision of its certificate of incorporation, by-laws or other agreements applicable to any of its capital stock; (l) issue any additional shares of capital stock (other than the issuance of shares in accordance with the terms of option securities outstanding on the date of the Merger Agreement) or any option securities or convertible securities or enter into any agreement to do the same; and (m) enter into any other transaction or series of related transactions which individually or in the aggregate is material to Safesite, except in the ordinary course of business.


     Agreement to Cooperate. Each of the parties has agreed to use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the Merger and make effective the transactions contemplated thereby, including using its best efforts (i) to obtain any governmental authorizations legally required for the consummation of the Merger and the transactions contemplated thereby, (ii) to effect all necessary registrations, filings and submissions (including without limitation filings under federal or state securities laws or the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations thereunder (the "HSR Act") and any other submissions requested by the Commission, the Federal Trade Commission or the Department of Justice) and (iii) to lift any injunction or other legal bar to the Merger and the transactions contemplated thereby (and, in such case, to proceed with the Merger and the transactions contemplated thereby as expeditiously as possible), subject, however, to the requisite vote of the Safesite's stockholders. The waiting period under the HSR Act has terminated. The parties have agreed that Iron Mountain will not be required to divest, abandon, license or take similar action with respect to any assets (tangible or intangible) of it or any of its subsidiaries (including, without limitation, the Surviving Corporation after consummation of the Merger) in connection with or as a condition to receiving the consent or approval of any authority.


     Safesite has agreed to cause its independent accountants to cooperate with Iron Mountain and has agreed to prepare Safesite's audited financial statements for inclusion in the Registration Statement of which this Proxy Statement forms a part. Safesite has also agreed that it will (i) consent to the use of such audited financial statements in any registration statement or other document filed by Iron Mountain (or any of its subsidiaries) under the Securities Act or the Exchange Act, and (ii) execute and deliver, and cause its officers to execute and deliver, such "representation" letters as are customarily delivered in connection with audits and as Iron Mountain's independent accountants may reasonably request under the circumstances.

     Registration Rights Agreement. Iron Mountain, Golisano and Wayman have agreed that they will enter into a registration rights agreement (the "Registration Rights Agreement") with respect to the shares of Iron Mountain Common Stock to be issued to them in connection with the Merger, and have agreed to the basic terms of such Registration Rights Agreement. See "Ancillary Agreements--Registration Rights Agreement; Restrictions on Transfer under the Federal Securities Laws."

     No Solicitation. Safesite has agreed that it will not, nor will it permit any of its representatives (including, without limitation, any investment banker, attorney or accountant retained by it) to initiate, solicit or facilitate, directly or indirectly, any inquiries or the making of any proposal with respect to a transaction or series of related transactions resulting in (a) any change in control of Safesite, (b) any merger or consolidation of Safesite, regardless of whether Safesite is the surviving entity, (c) any tender offer or exchange offer for, or any acquisition of, any securities of Safesite, (d) any sale or other disposition of assets of Safesite not otherwise permitted under the Merger Agreement, or (e) so long as the Merger Agreement remains in effect, any issuance or sale, or any agreement to issue or sell any capital stock, convertible securities or option securities of Safesite (other than the issuance of shares in accordance with the terms of outstanding option securities) (each, an "Other Transaction"). Safesite has also agreed not to engage in any discussions or negotiations concerning, or provide to any other person any information or data relating to, it for the purposes of, or otherwise cooperate in any way with or assist or participate in, or facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, a proposal to seek or effect an Other Transaction, or agree to or endorse any Other Transaction. However, neither

Safesite nor the Safesite Board is prohibited from making any disclosure to Safesite's stockholders that, in the reasonable judgment of the Safesite Board in accordance with, and based upon the written advice of, outside counsel, is required under applicable law. Safesite has agreed to promptly advise Iron Mountain of, and communicate the material terms of, any proposal it may receive, or any inquiries it receives which may reasonably be expected to lead to such a proposal relating to an Other Transaction, and the identity of the person making it. Safesite will further advise Iron Mountain of the status and changes in the material terms of any such proposal or inquiry (or any amendment to any of them). During the term of the Merger Agreement, Safesite has agreed not to enter into any agreement oral or written, and whether or not legally binding, with any person that provides for, or in any way facilitates, an Other Transaction, or affects any other obligation of Safesite under the Merger Agreement.

     Directors' and Officers' Indemnification and Insurance. The parties have agreed that the Surviving Corporation will indemnify, defend and hold harmless the present and former officers and Directors of Safesite against all claims or amounts that, with the approval of the Surviving Corporation as to settlements only, are paid in settlement of or otherwise in connection with any claim based in whole or in part on the fact that such person is or was a Director or officer of Safesite and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the Merger and the transactions contemplated thereby), in each case to the fullest extent currently provided under Safesite's certificate of incorporation and by-laws (but only to the extent permitted under the DGCL), and will pay any expenses in advance of the final disposition of any such action or proceeding to each such person to the fullest extent permitted under the DGCL, upon receipt from the person to whom expenses are advanced of an undertaking to repay such advances to the extent required under the DGCL. Iron Mountain has guaranteed the performance by the Surviving Corporation of all of its obligations with respect to such indemnification and any related payments.

     Employee Benefits; Severance Policy. The parties have agreed that the Surviving Corporation may, in its sole discretion, substitute employee compensation, benefit and severance programs for those of Safesite that are comparable to the programs provided from time to time to Iron Mountain's employees and the employees of Iron Mountain's subsidiaries.

     Certain Actions Concerning Business Combinations. Safesite has agreed that it will not apply, and will not take any action resulting in the application of, or otherwise elect to apply, the provisions of applicable state takeover laws, if any, with respect to or as a result of the Merger or the transactions contemplated thereby.

     Conversion of Options. Safesite has agreed to take all action necessary (a) to provide timely written notice to all persons holding option securities of Safesite to the effect that all option securities outstanding as of the Effective Time will be exchanged for options to acquire Iron Mountain Common Stock and cash (in the case of Exercisable Options), and (b) to obtain any consent or waiver from the holder of an option security which may be necessary to give effect to such exchange.

     Tax Treatment. Each of the parties has agreed to use its reasonable best efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code and to obtain opinions of counsel as to such qualification. Iron Mountain has also agreed that it will not dispose of Safesite for a period of one year after the Closing Date, except as permitted under Section 368(a)(2)(C) of the Code and the administrative authorities under
Section 368 of the Code, or unless it first has received an opinion of counsel, addressed to Iron Mountain and Safesite's stockholders, that the proposed disposition will not affect the tax-free nature of the Merger.

     Meeting of Safesite Stockholders. Safesite has agreed, as promptly as practicable, to duly call, give notice of, convene and hold the Safesite Stockholders Meeting. Safesite has agreed, through the Safesite Board, to include in this Proxy Statement the conclusion and recommendation of the Safesite Board to the effect that the Safesite Board, having determined that the Merger Agreement, the Merger and the transactions contemplated thereby are in the best interests of Safesite and its stockholders, has approved the Merger Agreement, the Merger and the transactions contemplated thereby and recommends that Safesite's stockholders vote in favor of the approval and adoption of the

Merger Agreement, the Merger and the transactions contemplated thereby, and to use its best efforts to obtain the necessary approval and adoption of the Merger Agreement, the Merger and the transactions contemplated thereby.

     Certain Other Covenants. Safesite and Iron Mountain have also agreed, among other things: (i) that Safesite will use its best efforts to cause to be delivered to Iron Mountain, prior to the Closing Date, a letter from each "affiliate" of Safesite; (ii) to consult with each other prior to issuing any press release or public statement with respect to the Merger Agreement, the Merger or any transaction contemplated thereby; (iii) that Safesite will not elect to apply, and will not take any action resulting in the application of the provisions of applicable state takeover laws, if any, with respect to or as a result of the Merger or the transactions contemplated thereby; and (iv) that each will use its reasonable best efforts to have the Registration Statement, of which this Proxy Statement is a part, declared effective under the Securities Act as promptly as practicable after such filing, and that Safesite will use its reasonable best efforts to cause this Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.


Conditions to the Merger

     Conditions to Obligations of All Parties. The obligations of Iron Mountain, Sub and Safesite to consummate the Merger are subject to the satisfaction of the following conditions: (a) the Merger Agreement, the Merger and the transactions contemplated thereby shall have been approved and adopted by Safesite's stockholders; (b) no legal action shall be pending before or threatened in writing by any authority seeking to restrain, prohibit, make illegal or delay materially, or seeking material damages from the party seeking to invoke such legal action and, in case Iron Mountain is seeking to invoke such legal action, Safesite, or to impose any adverse conditions in connection with, the consummation of the Merger and the transactions contemplated thereby, or which might, in the reasonable business judgment of Iron Mountain, have an adverse effect on Iron Mountain and its subsidiaries taken as a whole assuming consummation of the Merger; (c) other than the filing of the Certificate of Merger in accordance with the DGCL, all authorizations, consents, waivers, orders or approvals required to be obtained, and all filings, submissions, registrations, notices or declarations required to be made, by Iron Mountain, Sub and Safesite prior to the consummation of the Merger and the transactions contemplated thereby shall have been obtained from, and made with, all required authorities, except for such authorizations, consents, waivers, orders, approvals, filings, registrations, notices or declarations which the failure to obtain or make would not, in the reasonable judgment of Iron Mountain, assuming consummation of the Merger, have an adverse effect on Safesite; (d) the filing and waiting period requirements under the HSR Act relating to the consummation of the Merger shall have been complied with; and (e) Iron Mountain or its nominee and certain affiliates of Safesite shall have entered into and closed purchase and sale agreements with respect to three properties owned by such affiliates, for an aggregate purchase price of $7,300,000, free and clear of all liens, other than certain permitted liens (see "Ancillary Agreements--Real Property Purchase Agreements").


     Conditions to Obligations of Iron Mountain. The obligations of Iron Mountain and Sub to effect the Merger are also subject to the satisfaction at or prior to the Effective Time of the following additional conditions: (a) all agreements, certificates, opinions and other documents shall be reasonably satisfactory in form, scope and substance to Iron Mountain and its counsel; (b) there shall be no material breach of any representations, warranties, covenants and agreements of Safesite contained in the Merger Agreement or otherwise made in writing by it or on its behalf pursuant thereto, each and all of the agreements and conditions to be performed or satisfied by Safesite or any of its stockholders under the Merger Agreement or under the Stockholders' Agreement at or prior to the Closing Date shall have been duly performed or satisfied in all material respects, and Safesite shall have furnished Iron Mountain with such certificates and other documents evidencing the truth of such representations, warranties, covenants and agreements and the performance of such agreements or conditions as Iron Mountain shall have reasonably requested; (c) Safesite shall have furnished Iron Mountain and, at Iron Mountain's request, any bank or other financial institution providing credit to Iron Mountain, with favorable opinions dated the Closing Date of Woods, Oviatt, Gilman, Sturman & Clarke LLP, counsel for Safesite, as to certain corporate matters; (d) no legal action or other claim shall be pending or threatened at any time prior to or on the Closing Date before or by any authority or by any other person seeking to restrain or prohibit, or damages or other relief in connection with, the execution and delivery of the Merger Agreement or the consummation of the Merger and the transactions contemplated thereby or which might in the reasonable judgment of Iron Mountain have any adverse effect on Safesite or, assuming consummation of the Merger, Iron Mountain and its subsidiaries taken as a whole; (e) each affiliate of Safesite shall have executed and delivered an affiliate agreement in an agreed upon form and Iron Mountain and the Safesite Principal Stockholders shall have entered into the Registration Rights Agreement; (f) Safesite shall have obtained consents to the assignment and continuation of all material agreements which, in the reasonable judgment of Iron Mountain require such consents; (g) as of the Closing Date, there shall not have occurred and be continuing any adverse change affecting Safesite from the condition thereof (financial and other) reflected in its most recent financial statements; (h) each of the officers and Directors of Safesite and each trustee under each benefit plan shall have submitted his or her unqualified written resignation, dated as of the Closing Date, from all such positions held with Safesite and as a trustee for each such plan; (i) Iron Mountain shall have received a favorable opinion, dated the Closing Date, of Sullivan & Worcester LLP, its special tax counsel, to the effect that the Merger Agreement constitutes a tax-free plan or reorganization in accordance with the provisions of Section 368(a) of the Code and as to the consequences thereof to Iron Mountain; and (j) Iron Mountain, Safesite, Wayman, as agent for the Safesite stockholders, and the Escrow Agent shall have delivered the Escrow Agreement, and the Escrow Indemnity Funds described therein shall have been delivered to the Escrow Agent.


     Conditions to Obligations of Safesite. The obligations of Safesite to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions: (a) Iron Mountain shall have furnished Safesite, Golisano and Wayman with the favorable opinion, dated the Closing Date, of Sullivan & Worcester LLP, counsel to Iron Mountain, as to certain corporate matters; (b) all agreements, certificates, opinions and other documents shall be reasonably satisfactory in form, scope and substance to Safesite and its counsel; (c) there shall be no material breach of any representations, warranties, covenants and agreements of each of Iron Mountain and Sub contained in the Merger Agreement or otherwise made in writing by it or on its behalf pursuant thereto, each and all of the agreements and conditions to be performed or satisfied by each of Iron Mountain and Sub thereunder at or prior to the Closing Date shall have been duly performed or satisfied in all material respects, and each of Iron Mountain and Sub shall have furnished Safesite with such certificates and other documents evidencing the truth of such representations, warranties, covenants and agreements and the performance of such agreements or conditions as Safesite shall have requested; (d) Safesite shall have received a favorable opinion, dated the Closing Date, of Woods, Oviatt, Gilman, Sturman & Clarke LLP, its special tax counsel, to the effect that the Merger Agreement constitutes a tax-free plan of reorganization in accordance with the provisions of Section 368(a) of the Code and as to the consequences thereof to Safesite's stockholders; (e) affiliates of Safesite who are guarantors of any Safesite bank indebtedness, leases or other obligations shall have been released from all liability under certain guarantees and all collateral granted to them to secure those guarantees shall have been released and returned to them; and (f) the Escrow Agreement shall have been executed and delivered by Iron Mountain and the Escrow Agent and the Registration Rights Agreement shall have been executed and delivered by Iron Mountain and any other parties thereto.


Termination

     Termination Events. The Merger Agreement may be terminated at any time prior to the Effective Time: (a) by mutual consent of Iron Mountain and Safesite; (b) by either Safesite or Iron Mountain if any permanent injunction, decree or judgment by any authority preventing the consummation of the Merger shall have become final and nonappealable; or (c) by Safesite in the event (i) Safesite is not in breach of the Merger Agreement and none of its representations and warranties shall have become and continue to be untrue in any material respect, unless such breach or untruth is capable of being cured by and will not prevent or delay consummation of the Merger by or beyond the Termination Date (as defined below) and (ii) either (A) Iron Mountain or Sub is in breach of the Merger Agreement or any of its representations or warranties shall have become and continue to be untrue in any material respect, unless, in either case such breach or untruth is capable of being cured by and will not prevent or delay consummation of the Merger by or beyond the Termination Date, or (B) the Merger and the transactions contemplated thereby have not been consummated by the Termination Date. The "Termination Date" shall mean September 30, 1997 (or, under certain circumstances, December 31, 1997) or such other date as Iron Mountain, Safesite and Sub agree.

     The Merger Agreement may also be terminated by Iron Mountain: (a) if the Merger and the transactions contemplated thereby fail to receive the approval required by law of Safesite's stockholders; (b) in the event (i) neither Iron Mountain nor Sub is in breach of the Merger Agreement and none of their representations or warranties shall have become and continue to be untrue in any material respect, unless such breach or untruth is capable of being cured by and will not prevent or delay consummation of the Merger by or beyond the Termination Date, and (ii) either (A) Safesite is in breach of the Merger Agreement or any of its representations or warranties shall have become and continue to be untrue in any material respect, unless, in either case, such breach or untruth is capable of being cured by and will not prevent or delay consummation of the Merger by or beyond the Termination Date, (B) the Merger and the transactions contemplated thereby have not been consummated prior to the Termination Date or (C) any of Safesite's stockholders is in breach of the Stockholders' Agreement or any of their representations or warranties shall have become and continue to be untrue in any material respect, unless, in either case, such breach or untruth is capable of being cured by and will not prevent or delay consummation of the Merger by or beyond the Termination Date; (c) if the Safesite Board shall (i) withdraw, modify or change its recommendation so that it is not in favor of the Merger Agreement, the Merger or the transactions contemplated thereby, or shall have resolved to do any of the foregoing, or (ii) have recommended or resolved to recommend to Safesite's stockholders any Other Transaction; or (d) Safesite shall have entered into or agreed to enter into any Other Transaction.

     Effect of Termination. With certain exceptions, in the event of the termination of the Merger Agreement, the Merger Agreement will become void, there will be no liability on the part of any party thereto, or any of their respective officers or Directors, to the other and all rights and obligations of any party thereto will cease; provided, however, that such termination will not relieve any party thereto from liability for the breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, or impair the right of Safesite, on the one hand, and Iron Mountain and Sub, on the other hand, to compel specific performance of the other party of its or their obligations under the Merger Agreement.


Fees and Expenses

     All costs and expenses incurred in connection with the Merger Agreement, the Merger and the transactions contemplated thereby, and compliance with applicable law and contractual obligations as a consequence thereof, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred by the parties thereto will be borne solely and entirely by the party which has incurred such costs and expenses (with respect to such party, its "Expenses").

     Safesite has agreed that if the Merger Agreement is terminated by Iron Mountain under the circumstances described in the second paragraph under "--Termination--Termination Events" (other than a termination by Iron Mountain pursuant to the circumstances described in clause (b)(ii)(B) of the second paragraph under "--Termination--Termination Events," unless the reason for the failure to consummate the Merger prior to the Termination Date is due to any breach by Safesite of its covenants under the Merger Agreement or the failure of the representations and warranties of Safesite to be true and correct in all material respects), then Safesite will pay to Iron Mountain an amount equal to $5,000,000, which amount is in recognition of, among other things, the out-of-pocket Expenses of Iron Mountain related to the Merger Agreement, the reliance of Iron Mountain on Safesite's fulfillment of its obligations thereunder, the costs in delayed opportunity to Iron Mountain, and the benefit to Safesite, which had been a private closely-held business, in establishing a market price for it, but which amount will not be considered to constitute liquidated damages.


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



     Iron Mountain has agreed that if the Merger Agreement is terminated by Safesite under the circumstances described in clause (c) of the first paragraph under "--Termination--Termination Events" (other than a termination by Safesite pursuant to clause (c)(ii)(B) of the first paragraph under "--Termination--Termination Events" unless the reason for the failure to consummate the Merger prior to the Termination Date is due to any breach by Iron Mountain or Sub of any of their respective covenants under the Merger Agreement or the failure of the representations and warranties of Iron Mountain and Sub to be true and correct in all material respects), then Iron Mountain will pay to Safesite an amount equal to $5,000,000, which amount is in recognition of, among other things, the out-of-pocket Expenses of Safesite related to the Merger Agreement, the reliance of Safesite on Iron Mountain's fulfillment of its obligations thereunder, and the costs in delayed opportunity to Safesite, but which amount will not be considered to constitute liquidated damages.


Amendment; Waiver

     The Merger Agreement may be amended by the parties thereto by action taken by or on behalf of the respective Boards of Directors thereof at any time prior to the Effective Time. After approval of the Merger Agreement and the Merger by Safesite's stockholders, no amendment, which under applicable law may not be made without the approval of Safesite's stockholders, may be made without such approval. The Merger Agreement may not be amended except by an instrument in writing signed by the parties thereto.

     At any time prior to the Effective Time, except to the extent applicable law does not permit, either Iron Mountain and Sub or Safesite may extend the time for the performance of any of the obligations or other acts of the other, subject, however, to completion by the Termination Date waive any inaccuracies in the representations and warranties of the other contained in the Merger Agreement or in any document delivered pursuant thereto and waive compliance by the other with any of the agreements, covenants or conditions contained therein. Any such extension or waiver will be valid only if set forth in an agreement in writing signed by the party or parties to be bound thereby.


                              ANCILLARY AGREEMENTS


     The following is a discussion of the material terms and provisions of certain ancillary agreements related to the Merger Agreement.


Stockholders' Agreement

     Concurrently with the execution and delivery of the Merger Agreement, Iron Mountain and certain stockholders of Safesite entered into the Stockholders' Agreement. Certain other Safesite stockholders became and other Safesite stockholders may become parties to the Stockholders' Agreement subsequent to such time (collectively, the "Agreeing Stockholders"). Set forth below is a summary of certain provisions of the Stockholders' Agreement, a copy of which is attached hereto as Annex III. This summary is qualified in its entirety by reference to the full and complete text of the Stockholders' Agreement.

     Each Agreeing Stockholder has agreed not to sell, transfer, pledge, hypothecate, encumber or otherwise dispose of, or enter into any contract, option or arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, encumbrance or other disposition of any of the shares of Safesite Common Stock owned by him or her (other than to certain permitted assignees) prior to the Closing Date. In addition, each Agreeing Stockholder has agreed that he or she will not, and will not permit any of his or her representatives, to initiate, solicit or facilitate, directly or indirectly, any inquiries or the making of any proposal with respect to an Other Transaction, engage in any discussions or negotiations concerning, or provide to any other person any information or data relating to, Safesite for the purposes of, or otherwise cooperate in any way with or assist or participate in, or facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, a proposal to seek or effect an Other Transaction, unless required to do so by applicable law in his role as a member of the Safesite Board.


     Each of Golisano and Wayman has agreed to vote all of the shares of Safesite Common Stock then owned by him or which he has the right to vote, equal to 66.0% of the outstanding Safesite Common Stock (and has granted to Iron Mountain their proxies to vote all such shares), (i) in favor of the adoption of the Merger Agreement and each of the transactions contemplated thereby and any action required in furtherance thereof, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Safesite under the Merger Agreement, and (iii) against any Other Transaction or any other action or agreement that, directly or indirectly, is inconsistent with or that would, or is reasonably likely to, directly or indirectly, impede, interfere with or attempt to discourage the Merger or any other transaction contemplated by the Merger Agreement, including, but not limited to (1) any extraordinary corporate transaction (other than the Merger on the terms set forth in the Merger Agreement), such as a merger, consolidation, business combination, reorganization, recapitalization or liquidation involving Safesite, (2) a sale or transfer of a material amount of assets of Safesite, or (3) any material change in Safesite's corporate structure or business.


     Each of Golisano and Wayman has also agreed, among other things, that he will not grant any proxies, deposit any shares of Safesite Common Stock into a voting trust or enter into any voting agreement with respect to his shares of Safesite Common Stock, other than in accordance with the provisions of the Stockholders' Agreement. Each of Golisano and Wayman has agreed that each will assist and cooperate with the parties to the Merger Agreement in doing all things necessary, proper or advisable to consummate the Merger and the transactions contemplated thereby, and that each will waive his rights to appraisal under the DGCL and will not influence other Safesite stockholders to exercise their appraisal rights. Iron Mountain, Golisano and Wayman have agreed to enter into or cause certain parties to enter into purchase and sale agreements with respect to three properties owned by Safesite affiliates, and to enter into the Registration Rights Agreement. Golisano has also agreed to certain "standstill" and transfer restrictions with respect to Iron Mountain's equity securities.

     Each of Golisano and Wayman has agreed that he will not, for a period of five years from the Closing Date, disclose confidential information related to Safesite or Iron Mountain and its subsidiaries, and will not, for a period of five years from the Closing Date, engage in the records management business in the jurisdictions where Iron Mountain and Safesite operate.

     Pursuant to the terms of the Stockholders' Agreement, if Iron Mountain terminates the Merger Agreement under the circumstances described in the second paragraph under "--Termination--Termination Events" (other than a termination by Iron Mountain pursuant to the circumstances described in clause (b)(ii)(B) of the second paragraph under "--Termination--Termination Events," unless the reason for the failure to consummate the Merger prior to the Termination Date is due to any breach by Safesite of its covenants under the Merger Agreement or the failure of the representations and warranties of Safesite to be true and correct in all material respects), it has the right within the six months following such termination, with notice to Golisano within the thirty days following such termination, to commence an offer to purchase all of the outstanding shares of Safesite Common Stock at a per share purchase price equal to the Exchange Merger Consideration that would have been paid in the Merger. Each of Golisano and Wayman have agreed that they will irrevocably tender their shares of Safesite Common Stock in the event of any such offer, free and clear of all liens. Pursuant to the terms of the Merger Agreement, all of the representations, warranties and covenants of Safesite contained therein will continue to be in full force and effect for so long as Iron Mountain has the right to commence such an offer. In addition, in the event of such an offer, the indemnification provisions of the Merger Agreement will be applicable to such offer.

     The Stockholders' Agreement will terminate upon the earliest to occur of
(i) the mutual consent of Iron Mountain and the Agreeing Stockholders, (ii) one year after the termination of the Merger Agreement prior to the consummation of the Merger and (iii) the tenth anniversary of the Closing Date.

     In connection with the Second Amendment of the Merger Agreement, Golisano and Wayman executed a letter agreement with Iron Mountain, whereby they each agreed that to the extent (i) the Escrow Indemnity Funds have been exhausted,
(ii) the aggregate Escrow Determination Price for the shares of Iron Mountain Common Stock paid over to Iron Mountain is less than $3,000,000, and (iii) Iron Mountain has unpaid claims in respect of which it is entitled to indemnification pursuant to the terms of the Merger Agreement, then they would indemnify Iron Mountain for such claims in an amount equal to 66.0% of the lesser of (i) the amount of such unindemnified claims and (ii) the difference between $3,000,000 and the aggregate Escrow Determination Price received by Iron Mountain.



Escrow Agreement


     Upon consummation of the Merger, Iron Mountain, Safesite, Wayman, as agent for Safesite's stockholders and holders of Exercisable Options (the "Agent"), and the Escrow Agent, will enter into the Escrow Agreement. Set forth below is a summary of certain provisions of the Escrow Agreement, the form of which is attached hereto as Annex IV. This summary is qualified in its entirety by reference to the full and complete text of the Escrow Agreement.

     Pursuant to the terms of the Escrow Agreement, upon consummation of the Merger, Iron Mountain will deliver to the Escrow Agent a stock certificate registered in the name of Wayman, as agent under the Escrow Agreement, representing the number of shares of Iron Mountain Common Stock, rounded to the nearest whole share, equal to the quotient obtained by dividing (i) $4,000,000 by (ii) the Determination Price (the "Escrow Indemnity Funds"). The purpose of the Escrow Indemnity Funds (equal to approximately $0.44 per share of Safesite Common Stock) is to indemnify Iron Mountain under the Merger Agreement. The Escrow Indemnity Funds shall be disbursed to Iron Mountain from time to time or to Safesite's stockholders after a period of one year following the Closing Date, only in accordance with the terms of the Escrow Agreement. Iron Mountain's right to indemnification is limited to the lesser of (i) the shares of Iron Mountain Common Stock held in escrow and (ii) $3,000,000. Accordingly, Iron Mountain may only collect up to $3,000,000 in value of Iron Mountain Common Stock based upon the then current market value (subject to the additional indemnification obligations of Golisano and Wayman described above under "--Stockholders' Agreement"). The Escrow Indemnity Funds will be subtracted on a ratable basis from the stock consideration to be received by the Safesite stockholders (other than holders of Dissenting Shares) promptly following the consummation of the Merger. (See the table under "The Merger Agreement--Conversion of Safesite Common Stock--Restrictions on Transfer of Iron Mountain Common Stock" for an illustration of the number of shares to received by a hypothetical Safesite stockholder which would be subject to the Escrow Agreement.)

     If distribution of capital or stock dividend is made on or in respect of Iron Mountain Common Stock, or any money or property is distributed with respect to Iron Mountain Common Stock, pursuant to a recapitalization or reclassification of the capital of Iron Mountain, or pursuant to a reorganization or liquidation or dissolution of Iron Mountain, the money or property to be distributed with respect to the Escrow Indemnity Funds will be delivered to the Escrow Agent to be held by it as part of the Escrow Indemnity Funds. Each Safesite stockholder will be entitled to receive all ordinary cash dividends paid in respect of his shares of Iron Mountain Common Stock forming part of the Escrow Indemnity Funds. In connection with any vote and or consents in respect of such shares, Wayman, as agent, shall vote such shares in accordance with the directions of each Safesite stockholder. Wayman, as agent, will tabulate all such votes and consents and report vote them accordingly (such aggregate number to be rounded down to the nearest whole number in each case).

     Upon written instructions to the Escrow Agent and notice to Wayman from Iron Mountain, the Escrow Agent will make payments out of the Escrow Indemnity Funds to Iron Mountain, in accordance with such instructions, unless Wayman objects to such payment. If at any time when Iron Mountain gives instructions to the Escrow Agent and notice to Wayman of a claim, the Escrow Agent receives a notice from Wayman that a dispute exists relating to Iron Mountain's right to that portion of the Escrow Indemnity Funds claimed in Iron Mountain's instructions and notice, the Escrow Agent will retain custody of that portion of the Escrow Indemnity Funds which relates to the unresolved claim until the first to occur of the following events: (i) receipt by the Escrow Agent of a notice signed by Iron Mountain and Wayman that the dispute has been resolved; or (ii) receipt by Escrow Agent of a final order of a court of competent jurisdiction resolving the dispute and directing the disposition of that portion of the Escrow Indemnity Funds, after which the Escrow Agent shall promptly pay that portion of the Escrow Indemnity Funds which relates to such unresolved claim in accordance with such notice or order. Payments made from the Escrow Indemnity Funds shall be made by transferring shares of Iron Mountain Common Stock representing a number of shares of Iron Mountain Common Stock equal to the quotient obtained by dividing (a) the amount of such claim by (b) the average closing price per share of Iron Mountain
Common Stock for the period of 20 trading days ending three trading days prior to the date of such payment (the "Escrow Determination Price"). Any payment which would result in the disbursement of a fractional share of Iron Mountain Common Stock will be rounded to the nearest whole share. In the event that any payment is made pursuant to the Escrow Agreement, Iron Mountain will deliver to the Escrow Agent a new Certificate registered in the name of Wayman, as agent, representing the number of shares in the original certificate delivered to the Escrow Agent less such shares disbursed in the payment and all previous payments.

     On the date which is ten days after the expiration of one year from the date of the closing of the Merger Agreement (the "Escrow Indemnity Period"), the Escrow Agent will mail to each Safesite stockholder a certificate for shares of Iron Mountain Common Stock which will be each such stockholder's ratable portion of the Escrow Indemnity Funds less all portions paid to Iron Mountain during the Escrow Indemnity Period or to be paid to Iron Mountain to cover certain reimbursements to Iron Mountain and less any amounts which are the subject of unresolved claims. Upon the resolution of all such unresolved claims and the payment of all such fees, expenses and costs out of the Escrow Indemnity Funds, the balance of the Escrow Indemnity Funds, if any, will be distributed to the persons entitled thereto. In each case, in lieu of issuing fractional shares, a former Safesite stockholder shall receive the highest whole number of shares or Iron Mountain Common Stock forming part of the Escrow Indemnity Funds to which he is entitled plus cash equal to the fraction of a share of Iron Mountain Common Stock to which the holder would otherwise be entitled multiplied by the Escrow Determination Price.

     The Escrow Agent will receive a fee for its services and will be held harmless and be indemnified in connection with any and all third party claims, losses, judgments or costs, regardless of their nature, arising out of or because of the Escrow Agreement, except such as may arise because of the Escrow Agent's negligence or willful misconduct or breach of the Escrow Agreement.

     The Escrow Agreement will terminate upon the earliest to occur of (a) disbursement or release of the Escrow Indemnity Funds by the Escrow Agent as provided in the Escrow Agreement, (b) the written mutual consent signed by each of the parties thereto or (c) the payment to Iron Mountain of shares of Iron Mountain Common Stock having an aggregate Escrow Determination Price equal to $3,000,000.



Registration Rights Agreement; Restrictions on Transfer under the Federal Securities Laws

     Pursuant to the Merger Agreement, on or prior to the Closing Date, Iron Mountain has agreed to enter into the Registration Rights Agreement with each of the Safesite Principal Stockholders, pursuant to which, subject to certain limitations, such stockholders will be entitled to two "demand" registration rights requesting the registration of Iron Mountain Common Stock having a market price of an aggregate of at least $10,000,000 and unlimited "piggy back" registration rights to register any amount of Iron Mountain Common Stock received by such stockholders from Iron Mountain in connection with the Merger.

     All shares of Iron Mountain Common Stock received by Safesite stockholders in the Merger will be freely transferable (other than the Subject Shares as described under "The Merger Agreement--Conversion of Safesite Common Stock--Restrictions on Transfer of Iron Mountain Common Stock"), except that shares of Iron Mountain Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities

Act) of Safesite prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become affiliates of Iron Mountain) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Safesite are generally defined as individuals or entities that control, are controlled by, or are under common control with, Safesite and include certain executive officers and Directors, as well as principal stockholders, of Safesite. Rule 145 currently provides, among other things, that a person subject to it cannot sell in any rolling three-month period more than the greater of the average weekly trading volume of Iron Mountain Common Stock over a four week period or 1% of the outstanding Iron Mountain Common Stock for a period of one year following the Merger. Golisano and Wayman are the only affiliates of Safesite receiving enough shares of Iron Mountain Common Stock in the Merger to exceed these volume limitations. For this reason Iron Mountain agreed to give them registration rights.


Real Property Purchase Agreements

     It is a condition to closing the Merger that Iron Mountain or its nominee acquire a parcel of real property in Rochester, New York from one of the Safesite Principal Stockholders for a purchase price of $2,700,000 and acquire two parcels of real property in Billerica, Massachusetts from affiliates of the Safesite Principal Stockholders for an aggregate purchase price of $4,600,000. Each such property is currently leased to Safesite and is used in Safesite's business.


     In this regard, on March 12, 1997, Iron Mountain Records Management, Inc., a wholly owned subsidiary of Iron Mountain ("IMRM"), entered into a Purchase Agreement and Escrow Instructions (each a "Purchase Agreement") to purchase each property "as-is, where-is, with all faults" from Golisano, in the case of the Rochester property, and from Golisano and Wayman, in their capacities as trustees of the trusts owning such properties, with respect to each of the Billerica properties. In accordance with the terms of the Purchase Agreements relating to one Billerica property and the Rochester property, IMRM intends to assign its rights and obligations under each such Purchase Agreement and has reached an agreement in principle with an unaffiliated third party pursuant to which the third party will assume Iron Mountain's obligations under such Purchase Agreements. Iron Mountain is actively seeking an unaffiliated third party to assume its rights and obligations under the remaining Purchase Agreement. If Iron Mountain is unable to locate a buyer for such property prior to closing, Iron Mountain will acquire this property with the intent to sell it as soon as possible.


     Each Purchase Agreement requires the seller to deliver to the buyer all surveys related to the particular property, and the buyer will have 30 days to object to such surveys. The seller may cure any such objections or, if the seller elects not to so cure, either the seller or buyer may terminate the Purchase Agreement. Each Purchase Agreement is required to close on or before the Closing Date of the Merger. The closing of each Purchase Agreement is conditioned upon certain deliveries by the seller of such property, including the deed, certain title documents, a closing statement, a FIRPTA certificate, mortgage releases (on the Billerica properties) and evidence of the seller's good standing, authority and existence, and certain deliveries by the buyer, including the purchase funds, evidence of the buyer's good standing, authority and existence, a closing statement and an assumption of assigned obligations. All such deliveries will be made to an escrow agent who will deliver such documents at the closings to the appropriate parties and record the appropriate deed.

     Each Purchase Agreement contains representations and warranties by the seller as to environmental compliance, the status and authority of the seller, the lack of options with respect to the purchase of the property, the lack of default by Safesite under its existing lease of the property and the lack of litigation and condemnation proceedings with respect to such property. In addition, each closing is subject to certain conditions precedent, including the closing of the Merger Agreement, the performance by the seller of the undertakings and the accuracy of the seller's representations and warranties in all material respects contained in the Purchase Agreement, the seller not being involved in bankruptcy or dissolution proceedings or the like, the lack of any action, suit or other proceeding threatened against the seller or the property, the disclosure of good and marketable title in the title insurance commitment, the lack of any environmental notices with respect to the property and the delivery of closing certificates as to the lack of default under the Purchase Agreement and the accuracy of the seller's representations and warranties in all material respects. Each Purchase Agreement contains certain indemnification provisions with respect to each buyer and seller, most of which provisions terminate with the closing of the Purchase Agreement. Each Purchase Agreement automatically terminates if the Merger Agreement is terminated.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS


     The following discussion is a general summary of the material United States federal income tax consequences of the Merger. This discussion is based upon the Code, regulations proposed or promulgated thereunder, judicial precedent relating thereto, and current rulings and administrative practice of the Internal Revenue Service (the "Service"), in each case as in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

     HOLDERS OF SAFESITE COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

     The Merger is intended to qualify as a reorganization under Section 368(a) of the Code. It is a condition to the obligations of Iron Mountain and Safesite to consummate the Merger that they shall have received opinions of counsel to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinions, counsel may rely upon certain representations made by Iron Mountain, Safesite, and certain stockholders of Safesite. The following discussion assumes that the Merger will be treated as such a reorganization.

     No gain or loss will be recognized for federal income tax purposes by Iron Mountain, Safesite or Sub as a consequence of the Merger.

     A holder of Safesite Common Stock who receives a combination of Iron Mountain Common Stock and cash in exchange for Safesite Common Stock pursuant to the Merger will realize economic gain or loss equal to the difference between
(i) the sum of the cash and the fair market value of the Iron Mountain Common Stock received and (ii) the aggregate tax basis in Safesite Common Stock surrendered therefor. However, any such gain will only be recognized to the extent of the cash received. Such recognized gain will generally be treated as long term capital gain if (1) the Safesite Common Stock surrendered in the Merger has been held as a capital asset for more than one year at the Effective Time and (2) the cash received does not have the effect of a distribution of a dividend (which is taxable as ordinary income). Any such loss will not be recognized.

     The tax basis of the Iron Mountain Common Stock received by a holder of Safesite Common Stock will be the same as the aggregate tax basis of the Safesite Common Stock surrendered therefor, decreased by the cash received (including cash received in lieu of a fractional share) and increased by any gain recognized (whether capital gain or dividend income). The holding period of the Iron Mountain Common Stock will include the holding period of the Safesite Common Stock surrendered therefor, if the Safesite Common Stock was held as a capital asset.

     For purposes of determining whether the cash received has the effect of a distribution of a dividend, a holder of Safesite Common Stock should be treated as if he first exchanged all of his Safesite Common Stock solely for Iron Mountain Common Stock, and then Iron Mountain immediately redeemed a portion of the Iron Mountain Common Stock in exchange for the cash the holder actually received. Under this analysis, in general, if the receipt of cash in this deemed redemption results in a "substantially disproportionate" reduction in the holder's voting stock interest in Iron Mountain or is "not essentially equivalent to a dividend," the receipt of the cash will have not have the effect of the distribution of a dividend. For purposes of this determination, the holder's deemed voting interest in Iron Mountain before the hypothetical redemption is compared to the holder's interest after the redemption, taking into account in each case any Iron Mountain Common Stock constructively owned by the holder under the applicable attribution rules of the Code. Generally, if the holder's share of the voting power of Iron Mountain has declined, as a result of the deemed redemption, by more than 20%, then the receipt of cash will not be taxed as a dividend. If such interest in the voting power of Iron Mountain has declined by 20% or less, then generally, in the case of a minority shareholder who is not an officer or Director of Iron Mountain and who exercises no control over Iron Mountain's corporate affairs, the receipt of cash likely would not be taxed as a dividend. Each holder of Safesite Common Stock should consult with his own tax advisors as to whether the receipt of cash has the effect of a distribution of a dividend, and if so, the consequences thereof.

     Cash received by a holder of Safesite Common Stock in lieu of a fractional share interest in Iron Mountain Common Stock will be treated as received in exchange for such fractional share interest, and gain or loss will be recognized for federal income tax purposes, measured by the difference between the amount of cash received and the portion of the basis of the Safesite Common Stock allocable to such fractional share interest. Such gain or loss would be capital gain or loss and will be long-term if such share of Safesite Common Stock had been held for more than one year at the Effective Time.

     Under the Code, a holder of Safesite Common Stock may be subject, under certain circumstances, to back-up withholding at a 31% rate with respect to the amount of cash received pursuant to the Merger unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the back-up withholding rules. Amounts withheld under the back-up withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided that the required information is furnished to the Service.


     A redemption of a holder's shares of Iron Mountain Common Stock pursuant to the Escrow Agreement will be a taxable event. Such redemption will be treated as a distribution equal to the amount of the claim satisfied and will be a taxable dividend to the extent of Iron Mountain's available current or accumulated earnings and profits, unless such redemption (i) results in a "complete termination" of the holder's stock interest in Iron Mountain under Section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to the holder under Section 302(b)(2) of the Code, or (iii) is "not essentially equivalent to a dividend" with respect to the holder under Section 302(b)(1) of the Code. A redemption is "not essentially equivalent to a dividend" or is "substantially disproportionate" under criteria similar to those discussed above with respect to cash received in the Merger. A redemption that is not treated as a distribution taxable as a dividend will result in gain or loss equal to the difference between the amount of the claim satisfied by such redemption and the holder's tax basis in the Iron Mountain Common Stock redeemed. Provided the redeemed Iron Mountain Common Stock was held as a capital asset, such gain or loss would be capital gain or loss and would be long-term capital gain or loss if the holding period for the redeemed stock exceeded one year.

                          DESCRIPTION OF IRON MOUNTAIN


Introduction

     Iron Mountain is America's largest records management company, as measured by its revenues in the United States. Iron Mountain is a full-service provider of records management and related services, enabling customers to outsource data and records management functions. As of December 31, 1996, Iron Mountain managed approximately 30.6 million Cartons in 109 records centers in 33 markets nationwide. Iron Mountain has a diversified base of over 23,000 customer accounts, which includes more than half of the Fortune 500 and numerous legal, banking, healthcare, accounting, insurance, entertainment and government organizations. Iron Mountain provides storage and related services for all major media, including paper (which is the dominant form of records retention and which has accounted for approximately 85% of Iron Mountain's revenues since
1992), computer disks and tapes, microfilm and microfiche, master audio and video tapes, film and optical disks, X-rays and blueprints. Iron Mountain's principal services include filing, retrieval and destruction of records, courier pick-up and delivery, database management and customized reporting. Iron Mountain also sells storage materials and provides consulting and other records-related services.

     Iron Mountain's operations date to 1951, when a corporate predecessor commenced storage operations. The current Iron Mountain was incorporated in Delaware in 1990.


The Records Management Industry

Overview

     Based on publicly available information, organizations in the United States generate an estimated four trillion documents each year. Many of these documents must be retained and available for reference for many years. These records may be generally divided into two categories: active and inactive. Active records relate to ongoing and recently completed activities or contain information that is frequently referenced. Active records are usually stored and managed on-site by the organization which originated them to ensure ready availability.

     Inactive records are the principal focus of the records management industry. Inactive records consist of those records which are not needed for immediate access but which must be retained for legal reasons or regulatory compliance or for occasional reference in support of ongoing business operations. Based on industry studies, Iron Mountain believes that inactive records make up approximately 80% of all records.

Growth of Market; Outsourcing

     Iron Mountain believes that the volume of inactive records is increasing for a number of reasons, including: (i) the rapid growth of inexpensive document-producing technologies such as facsimile, desktop printing and computer networking; (ii) increased regulatory requirements; (iii) concerns over possible future litigation and the resulting increases in volume and holding periods of documentation; (iv) the high cost of reviewing records and deciding whether to retain or destroy them; and (v) the failure of many entities to adopt or follow policies on records destruction. Despite the growth of new "paperless" technologies, such as the Internet and e-mail, management believes that stored information remains predominantly paper-based and that such technologies have promoted the creation of hard copies of such electronic information.

      Iron Mountain believes that the records management industry will gain a growing share of this increased volume as more large organizations make the strategic decision to outsource their records management as part of a growing trend to outsource a wide variety of functions that can be performed more cost-effectively by third parties, though there can be no assurance in this regard. Records management companies can offer occupancy and labor cost reductions while at the same time providing greater levels of service than are typically available in-house.

Highly Fragmented Industry

     Most records management companies serve a single local market, and are often either owner-operated or ancillary to another business, such as a moving company. According to PRISM International, a trade group with approximately 525 members (formerly known as the Association of Commercial Records Centers), as of January 1994 (the latest date for which such information is available), approximately 2,600 firms offered records storage and management services in the United States. Iron Mountain believes that there are only a few national providers in the industry (including Iron Mountain and Safesite) and that the rest are regional or, in most instances, single-city operators.

Increasing Industry Consolidation

     Iron Mountain believes that there is a trend towards consolidation in the records management industry and that it will continue because of the industry's capital requirements for growth, customer demands for more sophisticated technology solutions, a trend for certain large customers to contract with one vendor in multiple cities and opportunities to achieve economies of scale.

     The records management business requires significant up-front capital investment for real estate, racking systems and management information technology. Economies of scale available in these areas can reward larger initial capital investments by reducing per unit storage costs. However, such economies of scale are only realized once a facility begins storage operations and fills available capacity. Thus, larger companies with both access to capital and the ability to quickly fill a new facility enjoy a competitive cost advantage, thereby putting pressures on smaller competitors.


Financial Characteristics of Iron Mountain's Business

     Iron Mountain's records management business has the following financial characteristics:

     o Recurring Revenues. Iron Mountain derives a majority of its revenues from fixed periodic (usually monthly) fees charged to customers for storage of records. Storage revenues have grown for 32 consecutive quarters and have represented approximately 60% of Iron Mountain's total revenues in each of the last five years. Once a customer places a record in storage with Iron Mountain and until that record is destroyed or permanently removed (for which Iron Mountain typically receives a service fee), Iron Mountain receives recurring payments of fixed periodic fees without incurring additional labor or marketing expenses or significant capital costs. The stable and growing storage base also provides the foundation for increases in revenues and EBITDA from service activities and sales of storage materials.

     o Historically Non-Cyclical Business. Iron Mountain has not experienced a reduction of its business as a result of past general economic downturns, although there can be no assurances that this would be the case in the future. Management believes that the outsourcing of records management may accelerate during economic downturns as companies focus on reducing costs through outsourcing non-core operating functions. In addition, management believes that companies that have outsourced records management are less likely during economic downturns to incur the move-out costs and other expenses associated with switching vendors or moving records management in-house.

     o Inherent Growth from Existing Customers. Iron Mountain's customers have on average generated additional Cartons at a faster rate than stored Cartons have been destroyed or permanently removed. From January 1, 1992 through December 31, 1996, net Cartons from existing customers grew at an average annual rate of 6.5%. Iron Mountain believes the consistent growth of its storage revenues is the result of a number of additional factors, including: (i) the trend toward increased records retention; (ii) customer satisfaction with Iron Mountain's services; and (iii) the costs and inconvenience of moving storage operations in-house or to another provider of records management services.

     o Diversified and Stable Customer Base. Iron Mountain has over 23,000 customer accounts in a variety of industries. Iron Mountain currently provides services to more than half of the Fortune 500 and numerous legal, banking, healthcare, accounting, insurance, entertainment and government organizations. Only one of Iron Mountain's customers accounted for more than 3% of revenues in each of the years from 1993 through 1996. From January 1, 1992 through December 31, 1996, average annual permanent removals of Cartons represented only approximately 4% of total Cartons stored.

     o Capital Expenditures Related Primarily to Growth. Iron Mountain's business requires limited annual maintenance capital expenditures. Maintenance capital expenditures were $1.2 million, $0.9 million and $1.1 million in 1994, 1995 and 1996, respectively. From 1992 to 1996, over 90% of Iron Mountain's aggregate capital expenditures were growth-related investments, primarily in racking systems, new buildings and leasehold improvements, equipment for new facilities, management information systems and facilities restructuring. These growth-related capital expenditures are primarily discretionary and create additional capacity for increases in revenues and EBITDA.


Recent and Pending Acquisitions


     As part of its growth strategy, since mid-1994, Iron Mountain has acquired 30 records management businesses, 23 of these acquisitions have been consummated since January 1, 1996 (the "Recent Acquisitions"), and has entered the Merger Agreement.

     The total purchase price of the Recent Acquisitions was approximately $104.2 million (not including contingent payments of up to $4.8 million based upon the achievement of certain revenue targets during 1997 and 1998), and the purchase price for Safesite is approximately $62.0 million. The Recent Acquisitions represent in the aggregate total annual revenues of approximately $43.8 million, and Safesite has total annual revenues of approximately $19.0 million (calculated in each case by reference to the revenues of each such acquired business during the year ended December 31, 1996, which calculation includes an estimate of total revenues for the portion of 1996, if any, during which any such acquired business was included in Iron Mountain's results of operations).

     Giving effect to the Recent Acquisitions consummated after December 31, 1996 and the Merger, as of December 31, 1996, Iron Mountain operated 147 record centers in 41 markets nationwide, servicing over 30,000 customer accounts.

     The following table presents certain information for each acquisition completed since mid-1994.



                                                                                  Principal
                                                                                 State(s) of            Completion
Acquisitions                                                                      Operation                Date
------------                                                                      ---------                ----

1994 Acquisitions
Data protection service business of Media Management Group, Inc...............  Connecticut             June 1994
Data protection service business of Digital Equipment Corporation.............  Massachusetts           July 1994
Storage and Retrieval Concepts, Inc...........................................  Ohio                    October 1994

1995 Acquisitions
National Business Archives, Inc...............................................  Maryland                March 1995
DataFile Services, Inc........................................................  Texas                   October 1995
Brooks Records Center, Inc....................................................  Delaware                December 1995
Data Management Business Records Storage, Inc.................................  Georgia                 December 1995

1996 Acquisitions
Nashville Vault Company, Ltd..................................................  Tennessee               January 1996
Florida Data Bank, Inc........................................................  Florida                 January 1996
DataVault Corporation.........................................................  Massachusetts           February 1996
Data Storage Systems, Inc.....................................................  California              March 1996
Brambles CRC, Inc.............................................................  Ohio and                April 1996
                                                                                Kentucky
Records management business of Output Technologies
  Central Region, Inc.......................................................    Missouri                May 1996
Records management business of The Fortress Corporation.......................  Massachusetts           July 1996
                                                                                and Florida
Data Archive Services, Inc. and Data Archive Services of Miami, Inc...........  Florida                 August 1996
DKA Industries, Inc. (d/b/a/ Systems Record Storage)..........................  Florida                 August 1996
International Record Storage and Retrieval Service, Inc.......................  New Jersey              September 1996
Security Archives Corporation.................................................  California              September 1996
Data Storage Company, Inc. (d/b/a DataSafe)...................................  Tennessee               October 1996
Dial-A-File Storage, Inc......................................................  Florida                 October 1996
Mohawk Business Record Storage, Inc...........................................  Minnesota               November 1996
Magnetic Archives, Inc........................................................  Colorado                November 1996
Deliverex of Broward..........................................................  Florida                 November 1996

1997 Acquisitions
Security Archives II, Inc. and Security Archives of MSP, Inc..................  Minnesota               January 1997
Records management business of Wellington Financial Services, Inc.
  (d/b/a Michigan Data Storage)...............................................  Michigan                February 1997
Data Recovery Services, Inc...................................................  Florida                 February 1997
CBD Security Archives, Inc....................................................  Louisiana and           March 1997
                                                                                Texas
Chicago Data Destruction Corporation (d/b/a Chicago Data Storage
  Systems)....................................................................  Illinois                April 1997
Critical Files Security, Inc..................................................  Florida                 April 1997
Business Records Center, Inc. ................................................  Wisconsin               May 1997



Growth Strategy

     Iron Mountain's growth strategy is to expand aggressively in existing and new markets through increased business from existing customers, additions of new customers and acquisitions. Iron Mountain's goal is to be one of the largest records management companies in each of its markets. In addition, through its growth strategy, Iron Mountain seeks to attain increasing economies of scale in order to provide high-quality service at competitive prices.

     The following table sets forth Iron Mountain's approximate growth in Cartons stored by existing customers, new customers and as a result of acquisitions for the three years ended December 31, 1994, 1995 and 1996.

                          Cartons Added to Storage (1)
                                  (In millions)

                                                                        Year Ended December 31,
                                                                         1994             1995             1996
                                                                       --------         --------         --------

Cartons at Beginning of Period.............................             15.5              17.7             23.3
                                                                        ====              ====             ====
Additions from Existing Customers
  Gross Cartons Added......................................              2.6               2.5              3.3
  Cartons Deleted:
      Destructions.........................................             (0.9)             (1.0)            (1.1)
      Permanent Removals...................................             (0.6)             (0.6)            (0.9)
                                                                        -----             -----            -----
Net Carton Growth from Existing Customers..................              1.1               0.9              1.3
Additions from New Customers...............................              1.0               1.4              1.4
Additions from Acquisitions................................              0.1               3.3              4.6
                                                                         ---               ---              ---
Total Carton Additions.....................................              2.2               5.6              7.3
                                                                         ===               ===              ===
Percentage Increase........................................              14%               32%              31%


------------------
(1) Excludes storage volumes attributable to Iron Mountain's vital records services and data protection services.

Growth from Existing Customers

     Existing Iron Mountain customers have contributed to storage and services revenue growth because they have on average generated additional Cartons at a faster rate than old Cartons are destroyed or permanently removed. In order to maximize growth opportunities from existing customers, Iron Mountain seeks to maintain high levels of customer retention by providing premium customer service through its decentralized customer support staff.

         The local customer support staff, working in conjunction with the corporate staff, is also responsible for marketing additional services to existing customers, including records tracking, indexing, customized reporting, vital records management and records management consulting services.

Additions of New Customers

     Iron Mountain's direct sales force is dedicated solely to establishing new account relationships and draws on Iron Mountain's national marketing organization and senior management. New customer sales efforts have resulted in the addition of more than 900 new customer accounts in each of the years 1993 through 1995 and over 1,200 new customer accounts in 1996.

     Iron Mountain segments its market into large volume accounts (typically over 10,000 Cartons) and standard accounts. As of December 31, 1996, large volume accounts represented more than half of the total Cartons stored. The two segments differ in complexity of service and technology needs, purchasing behavior and purchasing leverage. Iron Mountain employs different database marketing techniques, program design features and pricing structures to meet the needs of each segment. In recent years Iron Mountain's large volume account segment has grown rapidly, driven by strategic outsourcing initiatives and Iron Mountain's marketing efforts. In 1994, 1995 and 1996, large volume accounts represented 70%, 76% and 66% respectively, of the additions of Cartons from new customers.

Growth through Acquisitions

     Iron Mountain has had a successful record of acquiring and integrating smaller records management companies. From 1990 through 1994, Iron Mountain completed five acquisitions. In order to capitalize on industry consolidation, Iron Mountain in mid-1994 adopted a more active acquisition strategy and implemented changes in its management, systems and financial infrastructure, including the consummation of a public offering of its Common Stock in January 1996 to execute such strategy. Since June 1994, Iron Mountain has acquired 29 companies and has entered into the Merger Agreement.


     Iron Mountain currently operates in 37 markets nationwide and intends to continue to make fold-in acquisitions in existing markets and to make strategic acquisitions in new geographic markets, with an emphasis on the 50 largest markets in the United States. Iron Mountain's corporate development staff is engaged in an ongoing review of acquisition candidates. Management believes that Iron Mountain is well-positioned to participate in the further consolidation of the records management industry.


     Iron Mountain seeks to expand its national presence, size and customer base through new-market acquisitions. Management believes that the high start-up costs of commencing operations make acquisitions an attractive means of entering new markets. Iron Mountain seeks to acquire records management companies in markets where management believes there is the potential for growth. Within such markets, Iron Mountain uses a variety of criteria to evaluate acquisition candidates, including the capacity and condition of existing storage facilities, past and current operating performance and revenues and the experience and depth of existing management.

     Iron Mountain believes that it can use its expertise and central administrative organization to leverage the acquisition candidate's local market presence, promoting the development of underperforming facilities and enhancing the value of the local assets. Iron Mountain believes that its new-market acquisition strategy could have a number of benefits, including: (i) continued growth in revenues and EBITDA and diversification across a greater number of markets; (ii) introduction of Iron Mountain's efficient storage, labor, transportation and other operating efficiencies into new markets; (iii) the increased utilization of efficiencies available through Iron Mountain's central administrative and management information functions; (iv) increased market awareness of Iron Mountain's national scope and presence; and (v) increased overall scale, which should broaden the range of and facilitate Iron Mountain's capital-raising activities.

     Iron Mountain also intends to continue to make fold-in acquisitions to augment its operations in existing markets. Iron Mountain's goal in its existing markets is to exploit economies of scale while maintaining high quality service. Following a new-market acquisition, Iron Mountain seeks to increase its business with the acquired customer base and to supplement that growth with new customers and, potentially, with appropriate fold-in acquisitions so that Iron Mountain may benefit from economies of scale.


Premium Service Strategy

     Organizations selecting a provider of records management services consider a number of factors in addition to price. Management believes that Iron Mountain is a "premium" brand in the marketplace based upon its reputation for reliability, customer-oriented organization, investment in technology and national operating presence. Iron Mountain seeks to exploit its strengths in each of these areas to maintain customer relationships and to attract new customers.

Reputation for Reliability

     Iron Mountain believes it has a reputation for reliability based on its more than 45 years of operations, the continuity and depth of its management, its successful historical growth, the quality and diversity of its customer base which includes more than half the Fortune 500, its technological capabilities and its size and financial resources.

Customer-Oriented Organization and Locally Responsive Management

     Iron Mountain has developed a decentralized, local management structure that brings significant management experience and stability to local markets and allows Iron Mountain to respond directly, effectively and flexibly to customers. Broad operating authority is delegated to regional Vice Presidents and local managers. In pursuing its acquisition strategy, Iron Mountain seeks to capitalize upon the experience and strengths of existing management.

In addition, all full-time union and non-union employees participate in incentive-based compensation programs that provide payments based on profits or attainment of specified objectives for the unit in which they work. Iron Mountain believes that the experience, stability and commitment of its regional and local management is integral to its ability to provide superior customer service and maximize growth potential.

Investment in Technology

     Iron Mountain has invested $16.3 million in technology since 1992 in order to provide faster and more flexible solutions for its customers and to enhance the quality and lower the costs of its own operations. Iron Mountain believes that its technological capabilities, especially its Safekeeper system, are a significant tool in attracting new customers. Iron Mountain plans to continue to invest in its proprietary technologies in the future. See "Technology and Development; Information Systems."

National Operating Presence

     Iron Mountain believes it is one of only a few records management companies with a national operating presence (including Safesite). Traditionally, the purchase decision for large multi-site customers has been made at the local level. Recently, however, Iron Mountain has found that certain large organizations have sought to obtain operating and economic efficiencies by outsourcing a significant portion of their records management functions with a single records management company. Iron Mountain seeks to use its national operating presence to compete for such large multi-site customer accounts.


Low-Cost Operating Strategy

     Iron Mountain pursues a low-cost operating strategy based primarily on achieving economies of scale in the areas of storage, labor and transportation, general and administrative functions and management information systems. Iron Mountain believes that it is one of the few records management companies with the size and resources to realize significant economies of scale in these areas.

Storage Costs

     Because occupancy costs are a major component of Iron Mountain's cost of sales, reducing per Carton storage costs is a primary strategic goal of Iron Mountain and its real estate management staff. Iron Mountain seeks to minimize per Carton storage costs by: (i) designing racking systems and operating space to maximize facility storage efficiency; (ii) negotiating favorable facility leases and having facilities built to its custom specifications; and (iii) leasing larger facilities, which, when filled, are less expensive per Carton to operate. Since 1991, Iron Mountain has acquired or leased 11 custom-designed records management facilities. The average Carton density (the ratio of standard Carton storage capacity to total square feet of floor space) of these facilities is approximately twice that of Iron Mountain's overall average Carton density.

Labor and Transportation Efficiency

     Iron Mountain has made significant investments in computer technologies for its service operations, resulting in greater efficiencies. In addition, by increasing its operations and customer base in a local market area, Iron Mountain seeks to maximize its courier delivery fleet usage and to increase delivery and routing efficiencies.

     Iron Mountain's incentive structure has also contributed to labor efficiency. Each of Iron Mountain's full-time employees participates in incentive compensation programs based upon achievement of specific operating targets designed to integrate the objectives and performance of records management facility employees and managers. For the year ended December 31, 1996, Iron Mountain's employees earned incentive compensation in an amount equal to approximately 12.0% of the base wages paid by Iron Mountain.

General & Administrative and Management Information Systems Efficiencies

     Iron Mountain's corporate staff provides support to local management in the areas of acquisitions, marketing, facility acquisition and leasing, racking system purchasing, finance and accounting and human resource management. In addition, Iron Mountain's corporate staff is responsible for the design and support of all records management technology. Iron Mountain believes that central support in these areas provides local managers with competitive advantages over smaller, local competitors and results in significant economies of scale.


Technology and Development; Information Systems

     Iron Mountain pioneered the application of advanced information technology to the records management industry. Iron Mountain's proprietary Safekeeper system provides advanced inventory control and information access, enabling Iron Mountain to provide faster, higher quality and more flexible solutions to its customers and to lower the costs of its operations. Iron Mountain's Safekeeper system exploits bar-code technology to provide inventory integrity and a comprehensive, standardized approach to tracking, accessing and retrieving records. Safekeeper offers state-of-the-art records management capabilities and ease of access to customers while featuring security functions to protect customer information from unauthorized access. The system coordinates inventory control, order entry, billing, material sales, service activity, accounts receivable and management reporting, and features system-driven quality assurance and error-prevention. Since 1992, Iron Mountain has invested $16.3 million to develop and refine its management information systems, including Safekeeper.

     Safekeeper is built on an open systems architecture which is fully portable and can be implemented in small processing environments with several users and in large processing environments with hundreds of users. This allows Iron Mountain a substantial measure of flexibility and vendor independence, and reduces the risk of technological obsolescence.

     Safekeeper has improved Iron Mountain's customer support and operating efficiency in the following ways:

     o Acquisition System Integration. Safekeeper has been designed to easily and effectively integrate newly acquired records management companies and offer improved levels of customer service and records management capabilities to customers acquired through acquisitions. The critical components of integrating acquisition systems are the abilities to match the acquired company's carton identifiers, location identifiers, records descriptive data, and billing data. Safekeeper is designed with flexible, comprehensive capabilities in each of these areas. Consequently, an acquired company's inventory can be converted to Safekeeper without having to relabel cartons or reset and relabel inventory locations. The customers of the acquired company retain their records data and receive similar billing rate structures. In addition, acquisition customers experience minimal disruption during integration and, after conversion, gain access to advanced records management and information access capabilities. Safekeeper utilizes a suite of conversion routines to automate the conversion process and effectively translate customer and inventory information.

     o Storage Efficiency. Safekeeper enables Iron Mountain to maximize the efficient use of storage space at its facilities. When cartons are added or returned to storage, Safekeeper identifies available space and the location of the customer's other records at the facility. Because there is a continual flow of cartons into and out of Iron Mountain's facilities, Safekeeper also permits facility operators to utilize space that becomes available as soon as cartons are removed. Safekeeper can pinpoint the location of any carton, enabling facility operators to quickly determine the optimal location for new or returning cartons.

     o Inventory Integrity. Bar-coding and scanning are used to track a carton or a record throughout its life cycle at Iron Mountain. Safekeeper identifies inventory discrepancies during the order processing cycle and forces their resolution before they affect the customer. This forced discrepancy resolution means that errors must be resolved before an order can be closed; until the order is closed, billing cannot be processed. Management believes that this system-driven quality assurance is a significant advantage over the "best efforts" approach used by most of its competitors.

     o Customer Information Access. Customers can access their records management data through a variety of formats, including direct access via Safekeeper Online, access on their own PCs via Safekeeper Desktop, integration of their internal system with Safekeeper via automated file transfers and paper reports. Safekeeper Online enables a customer to place orders directly via online access, resulting in efficiencies for Iron Mountain order processing. It features robust querying and searching tools to enable customers to identify records with only partial information. Safekeeper Desktop is a PC application, run from customers' desktop or network PCs; it provides customers with an entire set of records management data along with user-friendly tools for querying, reporting, and editing. Safekeeper's suite of file transfers enable customers to automatically transfer records data and service requests from their internal system to Safekeeper. The paper reports include inventory detail and summary, service activity analysis, quality assurance, and management review.

     o Records Management Flexibility. Safekeeper offers full life-cycle records management, from file creation to destruction, enabling each customer to establish schedules for records retention and destruction as dictated by the customer's specific needs. Safekeeper can flexibly accommodate large or small amounts of records management data in accordance with customer requirements. A series of customer-specific features and options allows Iron Mountain to tailor the records management functionality and reporting to the customer's needs.

     o Security. Safekeeper incorporates strict security protocols and procedures for all customers to prevent unauthorized access to a client's records information. Advanced security features that can automatically restrict access by departmental identification and/or type of service request are available to customers that are internally set up to provide this information.

     In addition to Safekeeper, Iron Mountain's data protection services facilities utilize Iron Mountain's Media Link(TM) software, a state-of-the-art media management system which provides integrated bar-code tracking and electronic data interface between customer and Iron Mountain facilities, as well as audit trail and remote inventory query functionality. Iron Mountain plans to continue to invest in its proprietary technologies in the future in order to enhance its customer service as well as to increase its own operating efficiency.

Description of Iron Mountain Records Management Services

     Iron Mountain's records management services consist primarily of the storage operations for the management of hard copy documents. These and related services and products sold have, since 1992, accounted for approximately 85% of Iron Mountain's revenues. The balance of Iron Mountain's revenues come from the storage and service of vital records and data protection, consulting and other services.

Storage Operations

     Storage revenues accounted for approximately 60% of revenues in each of Iron Mountain's last five fiscal years. Storage charges are generally billed monthly on a per storage unit basis (usually either per unit or per cubic foot of records) and include the provision of space, racking, computerized inventory and activity tracking, physical security, environmental and climate control and fire protection.

     The storage of a carton begins by issuing Safekeeper bar-coded labels to the customer. The customer packs records in cartons and affixes the bar-coded label to each carton. Customer personnel and the Iron Mountain driver conduct a physical count of the cartons and the driver signs for the cartons, which are then transported to the records management facility. Upon delivery to the facility, the cartons are subjected to a second physical count. The cartons are delivered to available space identified by Safekeeper and the bar-coded information is scanned into the computer together with a bar-coded location identifier. At the same time, a computer operator enters the customer's data describing the stored material into the computer and the system confirms that the cartons sent match the data entered in the computer. Under Iron Mountain's computer control system, the order can only be closed out when all requisite steps and checks have been completed and counts and locations have been reconciled.

Service and Courier Operations

     Principal services include adding cartons to storage, temporary removal of files or cartons from storage, refiling of removed records, permanent withdrawals from storage and destruction of records. Service charges are generally assessed for each procedure on a per unit basis. The Safekeeper system controls the service processes from order entry through transportation and invoicing.

     Courier operations consist primarily of the pickup and delivery of records upon customer request. Courier delivery schedules can be tailored to fit customers' needs, but generally customer orders received by 4:00 p.m. on a business day are delivered the following business day. Iron Mountain also provides same-day and immediate delivery during business hours and emergency delivery at night and on weekends and holidays. Charges for courier services are based on urgency of delivery, volume and location and are billed monthly as incurred. Iron Mountain currently utilizes a fleet of approximately 300 owned or leased delivery vehicles.

Vital Records Services

     Vital records contain critical or irreplaceable data such as master audio and video recordings, film, software source code and other highly proprietary information. Vital records may require special facilities or services, either because of the data they contain or the media on which they are recorded. Iron Mountain's charges for providing enhanced security and special climate-controlled environments for vital records are higher than for typical storage functions. Iron Mountain provides the same ancillary services for vital records as it provides for its other storage operations.

Data Protection Services

     Data protection services consist of the storage, backup and archiving of computer media as part of corporate disaster and business recovery plans. Computer tapes, cartridges and disk packs are transported off-site by Iron Mountain's courier operations on a scheduled basis to secure, climate-controlled facilities, where they are available to customers 24 hours a day, 365 days a year, to facilitate data recovery in the event of a disaster. This process is managed by Iron Mountain's Media Link software, a state-of-the-art media management system which provides integrated bar-code tracking, electronic data interface between the customer and Iron Mountain's facilities as well as audit trail and remote inventory query functionality. Iron Mountain also manages tape library relocation and supports disaster recovery testing and execution.

Additional Services and Products

     Iron Mountain offers a variety of additional services, which customers may request or contract for on an individual basis. These services include performing records inventories, packing records into cartons or other containers, computerized indexing of files and individual documents, developing schedules for the retention and destruction of records and records management consulting services. Iron Mountain also sells a full line of specially designed corrugated cardboard, metal and plastic storage containers.

     Iron Mountain provides professional consulting services to large customers, enabling them to develop and implement comprehensive records management programs. Iron Mountain's consulting business draws on Iron Mountain's experience in records management to analyze the practices of such companies and assist them in creating more effective programs of records management. Iron Mountain's consultants work with such customers to develop policies for document review, analysis and evaluation and for scheduling of document retention and destruction.

     In addition to its historical focus on the management of inactive records, Iron Mountain has recently begun to provide services for the management of active records. Iron Mountain can provide these services, which generally include document and file processing and storage, both off-site at its own facilities and by supplying its own personnel to perform management functions on-site at the customer's premises. Iron Mountain sees active records management as a potential source of future revenue growth for Iron Mountain, although there can be no assurance in this regard.

Potential International Investments

     Iron Mountain may consider capitalizing upon its expertise in the records management industry by making investments in records management businesses outside the United States. From time to time, Iron Mountain has had discussions concerning such investments. Such investments, if consummated, would be subject to risks and uncertainties relating to the indigenous political, social, regulatory, tax and economic structures of countries in those areas, as well as fluctuations in currency valuation, exchange controls, expropriation and governmental policies limiting returns to foreign investors. At this time, there can be no assurance as to whether any such investment will be made or, if made, will be successful in achieving its objectives.


Customers

     Iron Mountain's customer base is diversified in terms of revenue and industry concentration. Iron Mountain currently has over 23,000 customer accounts. Iron Mountain tracks customer accounts, which are based on invoices. Accordingly, depending on how invoices have been arranged at the request of a customer, one organization may represent multiple customer accounts. The chart below shows, as of June 1994, the relative amounts of revenue attributable to certain business sectors.


[Graphic omitted: Graphic contains a pie chart showing the relative amounts of revenue by percentage attributable to certain business sectors as of June 1994. Such percentages are as follows:

Other                          19%
Legal Services                 16%
Depository Institutions        14%
Heath Care                     10%
Other Financial Institutions   10%
Professional Services          7%
Government                     6%
Insurance Companies            8%
Manufacturing                  4%
Retail                         4%
Entertainment                  2%]


     Iron Mountain services accounts of all sizes, from small businesses and professional groups to over half of the Fortune 500. Other than the Resolution Trust Corporation (the "RTC") or its successor, the Federal Deposit Insurance Corporation (the "FDIC"), which accounted for 6.3%, 4.8% and 3.5% of Iron Mountain's revenues for the years ended December 31, 1994, 1995 and 1996, respectively, no account or related set of accounts generated more than 3% of Iron Mountain's revenues during any such period.

     Iron Mountain's contract with the FDIC, as successor under the contract to the RTC, was renewed effective July 27, 1996 for a one-year term, with three further annual renewal options at the election of the FDIC. Although the substantial costs of removing its records from Iron Mountain's facilities may act as a disincentive to the FDIC to select another vendor, there can be no assurance that the contract will be further renewed or that the terms of such renewal will be as favorable to Iron Mountain as the terms of the current contract. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

Marketing and Sales

     Iron Mountain uses database marketing and a dedicated sales force to focus exclusively on new business development. A corporate marketing organization provides sales support, training, marketing communications and product management as support functions. The program has successfully produced over 900 new customer accounts in each of the years 1993 through 1995, and over 1,200 new customer accounts in 1996. The selling effort is bolstered by regional and senior managers focused on key account selling.


Properties

     As of December 31, 1996, Iron Mountain conducted operations through 94 leased and 15 owned facilities containing a total of approximately 7.3 million square feet of space. The leased facilities typically have initial lease terms of 10 years or longer with options to renew for an additional 10 years. The weighted average remaining term of the leases on these facilities is approximately 7.5 years. In addition, many of the leases contain either a purchase option or a right of first refusal upon the sale of the property. The leases include one property leased from affiliates of Iron Mountain. See Note 9 of Notes to Iron Mountain's Consolidated Financial Statements.

     As of December 31, 1996, Iron Mountain owned or leased (directly or through its subsidiaries) the following records management facilities in the geographic locations indicated below.

                                                     Records
                                                     Management
State                                                Facilities
-----                                                ----------

Arizona                                                 2
California                                             25
Colorado                                                4
Connecticut                                             2
Delaware                                                1
Florida                                                13
Georgia                                                 8
Illinois                                                3
Kansas                                                  1
Kentucky                                                1
Maryland                                                3
Massachusetts                                           9
Minnesota                                               4
Missouri                                                2
New Hampshire                                           1
New Jersey                                              5
New York                                                5
Ohio                                                    4
Pennsylvania                                            2
Rhode Island                                            1
Tennessee                                               2
Texas                                                   8
Virginia                                                3
                                                     ----
     Total                                            109
                                                     ====

         Iron Mountain or its principal subsidiary is a guarantor of a substantial portion of the leases to which other subsidiaries are party. See
Note 8 of Notes to Iron Mountain's Consolidated Financial Statements for information regarding the minimum annual rental commitments of Iron Mountain.

Employees


     A key feature of Iron Mountain's operating strategy is its decentralized management structure and reliance on local management operating in local business environments. Iron Mountain's current operations are divided into four areas, each headed by a senior executive, comprising twelve local management regions to maximize marketing and operating effectiveness and to minimize supervisory costs. The management regions, each of which is managed by a Vice President, are currently further divided into a total of 37 markets, each managed by a General Manager. The Vice Presidents and General Managers have broad operating authority. Iron Mountain's headquarters staff performs a variety of central administrative and support functions in order to maximize the time and resources that local personnel can devote to customer service and client development.


     Iron Mountain had approximately 1,456 full-time employees as of December 31, 1996, of whom approximately 90% are employed at the district level, 8% at the corporate level and the balance at the area and regional levels.

     Approximately 11% of Iron Mountain's employees are represented by various Teamsters Union locals under four different agreements. Two of these agreements, representing approximately 150 employees, have expired and are currently under negotiation. Based on its prior experience with the six union locals involved in these negotiations, Iron Mountain expects that it will enter into new agreements on satisfactory terms. The remaining two contracts expire in 1999. In addition, in two of Iron Mountain's facilities, an election, subject to National Labor Relations Board regulations, was held on June 20, 1996. A majority of the approximately 40 employees voted for representation by a Teamsters Union local. Iron Mountain is currently in negotiations with the union local.

     All non-union employees are eligible to participate in Iron Mountain's benefit programs, which include medical, dental, life, short and long-term disability and accidental death and dismemberment plans. Unionized employees receive these types of benefits through their unions. In addition to base compensation and other usual benefits, all full-time union and non-union employees participate in some form of incentive-based compensation program that provides payments based on profits, collections, or attainment of specified objectives for the unit in which they work. Management believes that Iron Mountain has good relationships with its employees and unions.


Competition

     Iron Mountain competes with a few other national companies, one of which is Safesite, as well as a large number of local and regional concerns. Iron Mountain believes that competition for customers is based on price, reputation for reliability, quality of service and scope and scale of technology, and believes that it generally competes effectively based on these factors. Management believes that, except for Pierce Leahy Corp., all of these competitors have records management revenues significantly lower than those of Iron Mountain. To accommodate growth, a records management vendor must invest in incremental storage capacity, which requires added warehouses, racking systems, and related equipment including computer systems capable of tracking increasingly large inventories. The amount of such investment is significant relative to the immediate return that can be realized, and the faster a vendor grows, the more capital is required. As a result, the industry trend toward consolidation will, in management's opinion, continue. In addition, Iron Mountain faces competition from the internal document handling capability of its current and potential customers. There can be no assurance that these organizations will outsource more of their document management needs or that they will not bring in-house some or all of the functions they currently outsource. Iron Mountain also faces competition for acquisition candidates.

     The substantial majority of Iron Mountain's revenues have been derived from the storage of paper documents and from related services. Such storage requires significant physical space. Alternative technologies for generating, capturing, managing, transmitting and storing information have been developed, many of which require significantly less space than paper. Such technologies include computer media, microforms, audio/video tape, film, CD-ROM and optical disk. None of these technologies has replaced paper as the principal means for storing information. However, there can be no assurance that one or more non-paper-based technologies (whether now existing or developed in the future) may not in the future significantly reduce or supplant the use of paper as a preferred medium, which could in turn adversely affect Iron Mountain's business.

Insurance

     Iron Mountain carries a comprehensive property insurance policy with insurers that it believes to be reputable and in amounts that it believes to be appropriate, covering replacement cost of real and personal property, including improvements. Subject to sub-limits, the policy also covers extraordinary expenses associated with business interruption and damage or loss from fire, flood or earthquake, subject to certain deductibles. Separate policies for California earthquake insurance carry other deductibles that may be significant. Iron Mountain also maintains general liability and excess liability insurance covering bodily injury, property damage and personal injury. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" for disclosure concerning recent fires at two of Iron Mountain's facilities.

     Iron Mountain's standard form of contract sets forth an agreed maximum value (usually nominal) for each carton or other storage unit held by Iron Mountain as a limitation on liability for loss or damage, as permitted under the Uniform Commercial Code. Iron Mountain believes that in typical circumstances its liability would be limited to the value set forth in such contracts in the event of loss or damage relating to the value of information stored on media held by Iron Mountain. However, certain of Iron Mountain's agreements with certain large volume accounts contain no such limits or contain higher limits or supplemental insurance arrangements.


Environmental Matters

     Under various Environmental Laws, an owner of real estate or a lessee conducting operations thereon may become liable for the costs of investigation, removal or remediation of soil and groundwater contaminated by certain hazardous substances or wastes or petroleum products. Certain such laws impose cleanup responsibility and liability without regard to whether the owner or operator of the real estate or operations thereon knew of or was responsible for the contamination, and whether or not operations at the property have been discontinued or title to the property has been transferred. In addition, the presence of such substances, or the failure to properly remediate such property may adversely affect the current property owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. The owner or operator of contaminated real estate also may be subject to common law claims by third parties based on damages and costs resulting from off-site migration of the contamination.

     Certain Environmental Laws govern the removal, encapsulation or disturbance of ACMs. Such laws may impose liability for the release of ACMs and may enable third parties to seek recovery from owners or operators of real estate for personal injury associated with exposure to such substances. Iron Mountain is aware of the presence of ACMs at some of Iron Mountain's facilities, but believes that such materials are in acceptable condition at this time. Iron Mountain believes that future costs related to any remediation of ACMs at these facilities will not be material, either on an annual basis or in the aggregate, although there can be no assurance with respect thereto.

     Certain of the properties formerly or currently owned or operated by Iron Mountain were previously used for industrial or other purposes that involved the manufacture, use or storage of hazardous substances or petroleum products or the generation and disposal of hazardous wastes and, in some instances, included the operation of USTs. In addition, certain of such properties are adjacent to or near Superfund sites or other contaminated properties. In connection with its former and current ownership or operation of certain properties, Iron Mountain may be potentially liable for environmental costs such as those discussed above, and as more specifically described below.

     At Iron Mountain's Hollywood, California facilities, certain USTs and contaminated soils have been removed. Some additional contamination of soils and groundwater remains and may be migrating. In 1990 and 1991, Iron Mountain filed certain reports documenting its efforts and site conditions with the appropriate environmental agencies pursuant to various Environmental Laws. Investigations conducted on behalf of Iron Mountain in connection with its on-site remedial activities disclosed that regional groundwater contamination, unrelated to Iron Mountain's property, exists. At this time, Iron Mountain has not received any notice from any regulatory agency or third party seeking further remediation of soil or groundwater by Iron Mountain; however, there can be no assurance that such further action will not be sought in the future. Iron Mountain has accrued estimated costs of $0.8 million that it believes it may reasonably be expected to incur in connection with this site if such additional remediation were to become necessary; however, there can be no assurance as to the adequacy of such accrual. Iron Mountain believes the ultimate outcome of the foregoing will not have a material adverse effect on Iron Mountain's financial condition or results of operations. See Note 8 of Notes to Iron Mountain's Consolidated Financial Statements.

     Iron Mountain has also from time to time conducted certain environmental investigations and remedial activities at certain of its other former and current facilities, but an in-depth environmental review of the properties has not been conducted by or on behalf of Iron Mountain. Iron Mountain believes that it is in substantial compliance with all applicable material Environmental Laws. Iron Mountain has not received any written notice from any governmental authority or third party asserting, and is not otherwise aware of, any material noncompliance, liability or claim relating to hazardous substances or wastes, petroleum products or material Environmental Laws applicable to its operations in connection with any of its present or former properties other than as described above. However, no assurance can be given that there are no environmental conditions for which Iron Mountain might be liable in the future or that future regulatory action, as well as compliance with future Environmental Laws, will not require Iron Mountain to incur costs for or at its properties that could have a material adverse effect on Iron Mountain's financial condition and results of operations.


Legal Proceedings

     Iron Mountain is involved in litigation from time to time in the ordinary course of business. In the opinion of management, no material legal proceedings are pending to which Iron Mountain, or any of its properties, is subject.

Iron Mountain's Selected Financial and Operating Information

     The following tables present selected consolidated financial and operating information relating to the financial condition and results of operations of Iron Mountain over the past five years, and should be read in conjunction with "--Management's Discussion and Analysis of Financial Condition and Results of Operations" and with Iron Mountain's Consolidated Financial Statements and the Notes thereto included elsewhere in this Proxy Statement.


                                                                                   Year Ended December 31,
                                                                                  ------------------------
                                                                   1992          1993         1994          1995          1996
                                                                   ----          ----         ----          ----          ----

Consolidated Statements of Operations Data:                        (In thousands, except per share amounts and Carton data)
Revenues:
        Storage..............................................      $44,077       $48,892      $54,098       $64,165       $85,826
        Service and Storage Material Sales...................       26,596        32,781       33,520        40,271        52,892
                                                                  --------       -------      -------       -------      --------
              Total Revenues.................................       70,673        81,673       87,618       104,436       138,718
Operating Expenses:
        Cost of Sales (Excluding Depreciation)...............       35,169        43,054       45,880        52,277        70,747
        Selling, General and Administrative..................       17,630        19,971       20,853        26,035        34,342
        Depreciation and Amortization........................        5,780         6,789        8,690        12,341        16,936
                                                                    ------        ------       ------        ------       -------
              Total Operating Expenses.......................       58,579        69,814       75,423        90,653       122,025
                                                                    ------        ------       ------        ------       -------
Operating Income.............................................       12,094        11,859       12,195        13,783        16,693
Interest Expense.............................................        8,412         8,203        8,954        11,838        14,901
                                                                   -------       -------      -------        ------       -------
Income Before Provision for Income Taxes.....................        3,682         3,656        3,241         1,945         1,792
Provision for Income Taxes...................................        2,095         2,088        1,957         1,697         1,435
                                                                   -------       -------      -------       -------      --------
Income Before Extraordinary Charge...........................        1,587         1,568        1,284           248           357
Extraordinary Charge, Net of Tax Benefit(1)..................           --            --           --            --         2,126
                                                                   -------       -------      -------       -------      --------
Net Income (Loss)............................................        1,587         1,568        1,284           248       (1,769)
Accretion of Redeemable Put Warrant..........................          626           940        1,412         2,107           280
                                                                   -------      --------     --------      --------     ---------
Net Income (Loss) Applicable to
        Common Stockholders..................................         $961          $628        $(128)      $(1,859)      $(2,049)
                                                                   =======       =======      =======      ========      ========
Income (Loss) Before Extraordinary Item per
        Common and Common Equivalent Share...................        $0.12         $0.08       $(0.02)       $(0.24)        $0.01
Net Income (Loss) per Common and
Common Equivalent Share......................................        $0.12         $0.08       $(0.02)       $(0.24)       $(0.20)
Weighted Average Common and Common
Equivalent Shares Outstanding................................        8,052         8,067        7,984         7,784        10,137
Other Data:
EBITDA(2)....................................................      $17,874       $18,648      $20,885       $26,124       $33,629
EBITDA as a Percentage of Total Revenues.....................         25.3%         22.8%        23.8%         25.0%         24.2%



                                       63

                                                                                   Year Ended December 31,
                                                                                  ------------------------
                                                                   1992          1993         1994          1995          1996
                                                                   ----          ----         ----          ----          ----
Other Data (continued):
Capital Expenditures:
        Growth (3)(4)........................................      $11,226       $13,605      $15,829       $14,395       $23,334
        Maintenance..........................................          818         1,846        1,151           858         1,112
                                                                  --------       -------     --------      --------       -------
Total Capital Expenditures(4)................................      $12,044       $15,451      $16,980       $15,253       $24,446
Additions to Customer Acquisition Costs......................       $1,268          $922       $1,366        $1,379        $1,642
Approximate Cartons in Storage at end of
        Period (in millions) (5).............................         12.6          15.5         17.7          23.3          30.6

                                                                                      As of December 31,
                                                                                      ------------------
                                                                   1992          1993         1994          1995          1996
                                                                   ----          ----         ----          ----          ----
Balance Sheet Data:
Cash and Cash Equivalents....................................         $498          $591       $1,303        $1,585        $3,453
Total Assets.................................................      115,429       125,288      136,859       186,881       281,799
Total Debt...................................................       73,304        78,460       86,258       121,874       184,733
Stockholders' Equity.........................................       23,419        24,047       22,869        21,011        52,384


-------------------

(1) The extraordinary charge for 1996 relates to a loss, net of the related tax benefit of $1,413, on the retirement of certain indebtedness which was repaid with a portion of the net proceeds from the Note Offering.

(2) Earnings before interest, taxes, depreciation, amortization and extraordinary items ("EBITDA"). Based on its experience in the records management industry, Iron Mountain believes that EBITDA is an important tool for measuring the performance of records management companies (including potential acquisition targets) in several areas, such as liquidity, operating performance and leverage. In addition, lenders use EBITDA as a criterion in evaluating records management companies, and substantially all of the Iron Mountain's financing agreements contain covenants in which EBITDA is used as a measure of financial performance. However, EBITDA should not be considered an alternative to operating or net income (as determined in accordance with GAAP) as an indicator of Iron Mountain's performance or to cash flow from operations (as determined in accordance with GAAP) as a measure of liquidity. See "--Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Liquidity and Capital Resources" for discussions of other measures of performance determined in accordance with GAAP and the Iron Mountain's sources and applications of cash flow.

(3) Growth capital expenditures include investments in racking systems, new buildings and leasehold improvements, equipment for new facilities, management information systems and facilities restructuring. See "--Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Investments."

(4) Includes $2,901 in 1994 related to the cost of constructing a records management facility which was sold in a sale-leaseback transaction in the fourth quarter of 1994.

(5) The term "Carton" is defined as a measurement of volume equal to a single standard storage carton, approximately 1.2 cubic feet. The number of Cartons stored does not include storage volumes in the Iron Mountain's vital records services and data protection services which are described under "--Description of Iron Mountain's Records Management Business."

Management's Discussion and Analysis of Financial Condition and Results of Operations

     The following discussion should be read in conjunction with Iron Mountain's Selected Consolidated Financial and Operating Information and Iron Mountain's Consolidated Financial Statements and the Notes thereto and the other financial and operating information included elsewhere in this filing.

Overview

     The primary financial objective of Iron Mountain is to increase its EBITDA, which is a source of funds to service indebtedness and for investment in continued internal growth and growth through acquisitions. Iron Mountain has benefited from growth in EBITDA, which has increased from $17.9 million for 1992 to $33.6 million for 1996 (a compound annual growth rate of 17.1%), but other measures of Iron Mountain's financial performance, such as net income and net income applicable to common stockholders, have been negatively affected by this objective. In 1994, 1995 and 1996, Iron Mountain experienced net losses applicable to common stockholders. Such net losses are attributable in part to significant increases in charges associated with Iron Mountain's pursuit of its growth strategy, namely, (i) increases in depreciation and amortization expenses associated with expansion of Iron Mountain's storage capacity and (ii) increases in goodwill amortization associated with acquisitions accounted for under the purchase method. In addition, net income applicable to common stockholders has been negatively affected by a charge for accretion of a redeemable put warrant and, in 1996, by an extraordinary charge related to the early retirement of debt. The put warrant was redeemed in February 1996, upon completion of Iron Mountain's initial public offering (the "Initial Public Offering"). See Note 5 of Notes to Iron Mountain's Consolidated Financial Statements.

     Iron Mountain's revenues consist of storage revenues and service and storage material sales revenues. Storage revenues are derived from charges for storing records (either on a per unit or a per cubic foot of records basis), and have accounted for approximately 60% of total revenues in each of the last five years. Service and storage material sales revenues are derived primarily from Iron Mountain's courier operations (consisting primarily of the pickup and delivery of records upon customer request), additions of new Cartons, temporary removal of records from storage, refiling of removed records, destructions of records, permanent withdrawals from storage and sales of specially designed storage containers and related supplies. Customers are generally billed on a monthly basis on contractually agreed-upon terms.

     While Iron Mountain's total revenues have increased from $70.7 million for 1992 to $104.4 million for 1995, average revenue on a per Carton basis declined over such period. The year-over-year declines in average revenue per Carton for 1993, 1994 and 1995 were approximately 8%, 7% and 2%, respectively. For 1996, total revenues increased to $138.7 million, and there was no decline in average revenue per Carton. Such declines had been attributable to: (i) increases in sales to large volume accounts, which typically generate lower revenue per Carton (in particular the RTC account, which incorporated substantial volume discounts, although such discounts were offset by revenues from special service projects during 1994); (ii) a facilities management arrangement with a large volume account under which, prior to July 1996, Iron Mountain managed the customer's records management facility and, therefore, the charges to the customer prior to July 1996 did not include a rent component; and (iii) industry-wide pricing pressures. Despite the decline, Iron Mountain has been able to maintain its EBITDA margins through increased overall operating efficiencies and economies of scale as well as specific efficiencies realized in the servicing of large volume accounts. For 1993, 1994, 1995 and 1996, EBITDA margins were 22.8%, 23.8%, 25.0% and 24.2%, respectively.

     Cost of sales (excluding depreciation) consists primarily of wages and benefits, facility occupancy costs, vehicle and other equipment costs and supplies. Of these, the most significant are wages and benefits and facility occupancy costs. Over the past several years, Iron Mountain has been able to reduce per Carton storage costs by: (i) designing racking systems and operating space to maximize facility storage efficiency; (ii) negotiating favorable facility leases and having facilities built to its custom specifications; and
(iii) leasing larger facilities, which, when filled, are less expensive per Carton to operate.

     Selling, general and administrative expenses consist primarily of management, administrative, sales and marketing wages and benefits, as well as travel, communications, professional fees, bad debts, training, office equipment and supplies expenses.

     Iron Mountain's depreciation and amortization charges result primarily from the capital-intensive nature of the records management industry and the acquisitions Iron Mountain has completed. The principal components of depreciation relate to racking systems and related equipment, new buildings and leasehold improvements, equipment for new facilities and computer system software and hardware. Amortization primarily relates to goodwill and noncompetition agreements arising from acquisitions and customer acquisition costs. Iron Mountain has accounted for all of its acquisitions under the purchase method. Since the purchase price for records management companies is usually substantially in excess of the fair value of their net assets, these purchases have given rise to significant goodwill and, accordingly, significant levels of amortization. Although amortization is a non-cash charge, it does decrease reported net income.

     In October 1996, Iron Mountain completed the sale of $165.0 million of the Senior Subordinated Notes. The net proceeds to Iron Mountain were $160.1 million after underwriting discounts and commissions. The net proceeds of the sale of the Senior Subordinated Notes, after payment of related expenses, were used to repay outstanding bank debt under the existing credit agreement, its 13.42% Senior Subordinated Notes due December 14, 2000 (the "Chrysler Notes") and certain other indebtedness, to fund the purchase price of an acquisition and for general corporate purposes. In connection with the prepayment of such indebtedness, Iron Mountain incurred an extraordinary charge of $3.5 million, not including the related tax benefit of $1.4 million, during the fourth quarter of 1996. The charge consists of a prepayment penalty, the write-off of deferred financing costs, an original issue discount and loss on termination of interest rate protection agreements. This charge did not impact Iron Mountain's EBITDA.

     In February 1996, Iron Mountain received net proceeds of $33.3 million from its Initial Public Offering. Iron Mountain used $6.6 million of such net proceeds to repurchase a warrant to acquire 444,385 shares of Iron Mountain Common Stock (the "Warrant"). For financial reporting purposes, Iron Mountain recorded a charge (based on the estimated redemption value calculated using the effective interest rate method), resulting in substantial charges to net income applicable to common stockholders over the period the Warrant was outstanding. See Note 5 of Notes to Iron Mountain's Consolidated Financial Statements. The remaining net proceeds were used by Iron Mountain to fund acquisitions, to repay indebtedness used to fund acquisitions and for working capital.

     In December 1995, Iron Mountain decided to consolidate its corporate accounting activities by transferring to Boston, Massachusetts those accounting activities previously performed in Los Angeles, California. As a result of such transfer, Iron Mountain recorded a charge of $0.5 million in the fourth quarter of 1995 and a charge of $0.5 million for the year ended December 31, 1996.

     In March 1997, Iron Mountain experienced three fires that resulted in extensive damage to two of its record management facilities in South Brunswick, New Jersey. Approximately 1.0 million of the 1.2 million Cartons stored at these facilities were destroyed. The fires are believed to be caused by arson and are under investigation by local, state and federal authorities. The affected facilities account for only two of Iron Mountain's 117 facilities nationwide (as of March 21, 1997), and represented less than three percent of revenues and less than two percent of EBITDA for 1996. Management believes that insurance will cover substantially all of Iron Mountain's property and business interruption losses relating to the fires. However, Iron Mountain may incur costs as a result of the fires which will not be covered by insurance. Management is unable to estimate at this time the magnitude of such costs. The claims process is lengthy and its outcome cannot be predicted with certainty. Based on its present assessment of the situation, management does not believe that the fires will have a material adverse effect on Iron Mountain's financial condition or results of operations, although there can be no assurance in this regard.

Results of Operations

     The following table sets forth, for the periods indicated, information derived from Iron Mountain's consolidated statements of operations, expressed as a percentage of revenues.


                                                                        Year Ended December 31,
                                                                        -----------------------
                                                                1994              1995               1996
                                                         ------------------------------------------------------

Revenues:
   Storage                                                      61.7%             61.4%              61.9%
   Service and Storage Material Sales                           38.3              38.6               38.1
                                                             -------           -------            -------
     Total Revenues                                            100.0             100.0              100.0
                                                             -------           -------            -------
Operating Expenses:
   Cost of Sales (Excluding Depreciation)                       52.4              50.1               51.0
   Selling, General and Administrative                          23.8              24.9               24.8
   Depreciation and Amortization                                 9.9              11.8               12.2
                                                             -------          --------            -------
     Total Operating Expenses                                   86.1              86.8               88.0
                                                             -------           -------            -------
Operating Income                                                13.9              13.2               12.0
Interest Expense                                                10.2              11.3               10.7
                                                             -------           -------            -------
Income before Provision for Income Taxes                         3.7               1.9                1.3
Provision for Income Taxes                                       2.2               1.7                1.0
                                                             -------           -------            -------
Income Before Extraordinary Charge                               1.5               0.2                0.3
Extraordinary Charge, Net of Tax Benefit                          --                --                1.6
                                                             --------           -------           -------
Net Income (Loss)                                                1.5               0.2               (1.3)
Accretion of Redeemable Put Warrant                              1.6               2.0                0.2
                                                             -------            -------           -------
Net Loss Applicable to Common Stockholders                      (0.1)%            (1.8)%             (1.5)%
                                                             =======            =======           =======

EBITDA                                                          23.8%             25.0%              24.2%
                                                             =======            =======           =======


Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Storage revenues increased from $64.2 million for the year ended December 31, 1995 to $85.8 million for the year ended December 31, 1996, an increase of $21.6 million or 33.8%. Twenty acquisitions completed by Iron Mountain in 1995 and 1996 accounted for $15.0 million or 69.1% of such increase. The balance of the storage revenues growth resulted primarily from net increases in Cartons stored by existing customers and from sales to new customers.

     Service and storage material sales revenues increased from $40.3 million for the year ended December 31, 1995 to $52.9 million for the year ended December 31, 1996, an increase of $12.6 million or 31.3%. Acquisitions accounted for $9.2 million or 72.7% of the increase. The balance of the increase resulted from increases in service and storage material sales to existing customers and the addition of new customer accounts.

     For the reasons discussed above, total revenues increased from $104.4 million for the year ended December 31, 1995 to $138.7 million for the year ended December 31, 1996, an increase of $34.3 million or 32.8%. Of this increase, $24.1 million, or 70.4%, was attributable to acquisitions completed by Iron Mountain in 1995 and 1996. The monthly average Cartons stored increased approximately 33% for 1996 as compared to 1995, from approximately 20.4 million Cartons to approximately 27.1 million Cartons.

     Cost of sales (excluding depreciation) increased from $52.3 million for the year ended December 31, 1995 to $70.7 million for the year ended December 31, 1996, an increase of $18.4 million or 35.3%, and increased as a percentage of revenues from 50.1% for the year ended December 31, 1995 to 51.0% for the year ended December 31, 1996. The $18.4 million increase was primarily attributable to the increase in Cartons stored, increased expenses related to the severe winter weather on the Atlantic coast during the first quarter of 1996 and expenses related to certain facility relocations. The increase as a percentage of revenue was primarily attributable to recent acquisitions, which initially have lower gross margins than Iron Mountain.


     Selling, general and administrative expenses increased from $26.0 million for the year ended December 31, 1995 to $34.3 million for the year ended December 31, 1996, an increase of $8.3 million or 31.9%, and decreased as a percentage of revenues from 24.9% for the year ended December 31, 1995 to 24.8% for the year ended December 31, 1996. The $8.3 million increase was primarily attributable to the costs associated with accelerated acquisition activity, including certain redundant transitional expenses as new acquisitions were integrated into Iron Mountain, with the addition of personnel needed to support Iron Mountain's growth and with becoming a public company. Additionally, the selling, general and administrative expenses of acquired companies tend to be higher than Iron Mountain's, and cost reductions and other possible synergies are not realized immediately.


         Depreciation and amortization expense increased from $12.3 million for the year ended December 31, 1995 to $16.9 million for the year ended December 31, 1996, an increase of $4.6 million or 37.2%, and increased as a percentage of revenues from 11.8% for the year ended December 31, 1995 to 12.2% for the year ended December 31, 1996. The $4.6 million increase was primarily attributable to the additional depreciation and amortization expense related to the aforementioned acquisitions, capital expenditures, including racking systems, information systems and improvements to existing facilities, and additions to customer acquisition costs.

     As a result of the foregoing factors, operating income increased from $13.8 million for the year ended December 31, 1995 to $16.7 million for the year ended December 31, 1996, an increase of $2.9 million or 21.1%. As a percentage of revenues, operating income decreased from 13.2% for the year ended December 31, 1995 to 12.0% for the year ended December 31, 1996.

     Interest expense increased from $11.8 million for the year ended December 31, 1995 to $14.9 million for the year ended December 31, 1996, an increase of $3.1 million or 25.9%. The $3.1 million increase was primarily attributable to increased indebtedness to finance acquisitions and capital expenditures. This increase was partially offset by a decrease in Iron Mountain's effective borrowing rates.

     As a result of the foregoing factors, income before provision for income taxes decreased from $1.9 million (1.9% of revenues) for the year ended December 31, 1995 to $1.8 million (1.3% of revenues) for the year ended December 31, 1996, a decrease of $0.1 million or 7.9%. Provision for income taxes decreased from $1.7 million (1.7% of revenues) for the year ended December 31, 1995 to $1.4 million (1.0% of revenues) for the year ended December 31, 1996. Iron Mountain's effective tax rate is higher than statutory rates primarily due to the amortization of the nondeductible portion of goodwill associated with acquisitions made prior to the change in tax laws which now generally permit deduction of such expenses for asset purchases. Since Iron Mountain will acquire all of the outstanding capital stock of Safesite in the Merger, goodwill associated with the Merger will be nondeductible.

     In October 1996, Iron Mountain recorded an extraordinary charge of $3.5 million, not including the related tax benefit of $1.4 million, related to the early retirement of certain indebtedness. The charge consists of a prepayment penalty, the write-off of deferred financing costs, an original issue discount and loss on termination of interest rate protection agreements.

     Net income (loss) was income of $0.2 million (0.2% of revenues) for the year ended December 31, 1995 compared to a loss of $1.8 million (1.3% of revenues) for the year ended December 31, 1996. Net loss applicable to common stockholders was $1.9 million (1.8% of revenues), after accretion of $2.1 million related to the Warrant, for the year ended December 31, 1995 compared to $2.0 million (1.5% of revenues), after accretion of

$0.3 million related to the Warrant, for the year ended December 31, 1996. The Warrant was redeemed in full in February 1996, with a portion of the proceeds from the Initial Public Offering. As a result of such redemption, there will be no future charges for such accretion.

     As a result of the foregoing factors, EBITDA increased from $26.1 million for the year ended December 31, 1995 to $33.6 million for the year ended December 31, 1996, an increase of $7.5 million, or 28.7%. As a percentage of revenues, EBITDA decreased from 25.0% for the year ended December 31, 1995 to 24.2% for the year ended December 31, 1996.

     Iron Mountain acquired sixteen records management businesses in 1996 compared to four records management businesses in 1995. Primarily as a result of Iron Mountain's acquisition activity, EBITDA margins were lower for the year ended December 31, 1996 compared to the prior year. The decrease was primarily attributable to the fact that the acquired businesses are initially less operationally efficient than Iron Mountain and the anticipated margin increases are generally not realized immediately.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Storage revenues increased from $54.1 million for 1994 to $64.2 million for 1995, an increase of $10.1 million or 18.6%. Seven acquisitions completed between June 1994 and December 1995 accounted for $5.7 million or 56.7% of such increase. The balance of the storage revenues growth resulted primarily from net increases in Cartons stored by existing customers and from sales to new customers.

     Service and storage material sales revenues increased from $33.5 million for 1994 to $40.3 million for 1995, an increase of $6.8 million or 20.1%. This increase was accomplished despite a decrease of approximately $0.8 million in such revenues received from the RTC, which decrease was primarily due to a reduction in revenues from special service projects. Acquisitions accounted for $4.3 million or approximately 63.5% of such increase. The balance of such increase resulted from increases in service and storage material sales to existing customers and the addition of new customer accounts.

     For the reasons discussed above, total revenues increased from $87.6 million for 1994 to $104.4 million for 1995, an increase of $16.8 million or 19.2%. Of such increase, $10.0 million or 59.4% was attributable to acquisitions made by Iron Mountain between June 1994 and December 1995. The monthly average Cartons stored increased approximately 22% in 1995 as compared to 1994, from approximately 16.7 million Cartons to approximately 20.4 million Cartons. The percentage increase was greater than that of total revenues primarily for the reasons described in the third paragraph under "Overview" above.

     Cost of sales (excluding depreciation) increased from $45.9 million for 1994 to $52.3 million for 1995, an increase of $6.4 million or 13.9%, and decreased as a percentage of revenues from 52.4% for 1994 to 50.1% for 1995. The $6.4 million increase resulted primarily from an increase in Cartons stored. The decrease as a percentage of revenues was due primarily to increased storage efficiencies resulting from relocations to, or additions of, newer, higher density facilities as well as increased utilization of storage capacity.

     Selling, general and administrative expenses increased from $20.9 million for 1994 to $26.0 million for 1995, an increase of $5.1 million or 24.9%, and increased as a percentage of revenues from 23.8% for 1994 to 24.9% for 1995. The $5.1 million increase was due primarily to increases in field management and administrative staffing, including increases due to acquisitions. Of the 1.1% increase as a percentage of revenues, $0.6 million (0.6% of revenues) resulted from a provision for a judgment in a lawsuit relating to a 1992 incident and a $0.5 million (0.5% of revenues) charge for the relocation of the corporate accounting function from Los Angeles to Boston.

     Depreciation and amortization expenses increased from $8.7 million for 1994 to $12.3 million for 1995, an increase of $3.6 million or 42.0%, and increased as a percentage of revenues from 9.9% for 1994 to 11.8% for 1995. Depreciation and amortization expenses, both in absolute dollars and as a percentage of revenues, continued to increase, primarily as a result of Iron Mountain's acquisitions and growth-related capital investments for racking systems, improvements to records management facilities, information systems and customer acquisition costs. Amortization during 1995 included a one-time charge of $0.9 million (0.9% of revenues) in connection with the write-down of the goodwill of a subsidiary due to Iron Mountain's decision to sell such subsidiary at an estimated price which is $0.9 million less than such subsidiary's book value and related goodwill. Iron Mountain subsequently decided not to sell such subsidiary.

     As a result of the foregoing factors, operating income increased from $12.2 million for 1994 to $13.8 million for 1995, an increase of $1.6 million or 13.0%, and decreased as a percentage of revenues from 13.9% to 13.2%.

     Interest expense increased from $9.0 million for 1994 to $11.8 million for 1995. This increase was due primarily to increased levels of indebtedness primarily to finance acquisitions, as well as higher interest rates and higher deferred financing charges.

     As a result of the foregoing factors, income before provision for income taxes decreased from $3.2 million (3.7% of revenues) for 1994 to $1.9 million (1.9% of revenues) for 1995, a decrease of $1.3 million or 40.0%. Provision for income taxes decreased from $2.0 million (2.2% of revenues) to $1.7 million (1.7% of revenues). Iron Mountain's effective tax rates for 1994 and 1995 were higher than statutory rates primarily due to $1.5 million and $2.5 million, respectively, of amortization of nondeductible goodwill.

     Net income decreased $1.1 million from $1.3 million (1.5% of revenues) for 1994 to $0.2 million (0.2% of revenues) for 1995 as a result of the factors outlined above.

     As a result of the foregoing factors, EBITDA increased from $20.9 million for 1994 to $26.1 million for 1995, an increase of $5.2 million or 25.1%, and increased as a percentage of revenues from 23.8% to 25.0%. These increases reflect continuing economies of scale and increased operating efficiencies, which were partially offset by the $0.6 million (0.6% of revenues) reserve relating to the judgment in the lawsuit referred to above and by the $0.5 million (0.5% of revenues) charge for the relocation of the corporate accounting function from Los Angeles to Boston.

Liquidity and Capital Resources

     In February 1996, Iron Mountain raised $33.3 million, net of underwriters' discounts and commissions and associated costs, in the Initial Public Offering. The net proceeds from the Initial Public Offering were used to retire the Warrant, to fund acquisitions, to repay debt that had been incurred to make acquisitions and for working capital.

     On October 1, 1996, Iron Mountain completed the sale of $165.0 million of the Senior Subordinated Notes. The net proceeds to Iron Mountain were $160.1 million after underwriting discounts and commissions. The net proceeds of the sale of the Senior Subordinated Notes, after payment of related expenses, were used to repay outstanding bank debt under the existing credit agreement, the Chrysler Notes and certain other indebtedness, to fund the purchase price of an acquisition and for general corporate purposes. In connection with the prepayment of the outstanding bank debt, the Chrysler Notes and certain other indebtedness, Iron Mountain incurred an extraordinary charge of $3.5 million, not including the related tax benefit of $1.4 million, during the fourth quarter of 1996. The charge consists of a prepayment penalty, the write-off of deferred financing costs an original issue discount and loss on termination of interest rate protection agreements. This charge did not impact Iron Mountain's EBITDA.

     In connection with the sale of the Senior Subordinated Notes, Iron Mountain entered into the Credit Agreement, which provided for $100 million of revolving credit availability. On March 3, 1997 the Company entered into an Amendment and Restatement of the Credit Agreement, which increased credit availability under the facility to $150 million.

     As Iron Mountain has sought to increase its EBITDA, it has made significant capital investments, consisting primarily of acquisitions; growth-related capital expenditures, including racking systems, information systems and improvements to existing facilities; and customer acquisition costs. These investments have been primarily funded through a portion of the net proceeds of the Initial Public Offering and the sale of the Senior Subordinated Notes, cash flows from operations and borrowings under Iron Mountain's credit agreements.

Capital Investments

     For 1994, 1995 and 1996, Iron Mountain's growth-related capital expenditures were $15.8 million, $14.4 million and $23.3 million, respectively. Included in capital expenditures for 1994 is $2.9 million for the construction of a records management facility which was sold in a sale and leaseback transaction. Growth-related capital expenditures consist primarily of investment in racking systems, new building and leasehold improvements, equipment for new facilities, management information systems and facilities restructuring. For 1994, 1995 and 1996, Iron Mountain's maintenance capital expenditures were $1.2 million, $0.9 million and $1.1 million, respectively.

     In addition, Iron Mountain incurs costs (net of revenues received for the initial transfer of records) related to the acquisition of large volume accounts (typically over 10,000 Cartons). For 1994, 1995 and 1996, Iron Mountain's additions to customer acquisition costs were $1.4 million, $1.4 million and $1.6 million, respectively.

Recent and Pending Acquisitions


     Iron Mountain's liquidity and capital resources have been significantly impacted by acquisitions and, given Iron Mountain's acquisition strategy, may be significantly impacted for the foreseeable future. In order to capitalize on industry consolidation, Iron Mountain, in mid-1994, adopted a more active acquisition strategy. Since mid-1994, Iron Mountain has acquired or entered into agreements to acquire 31 records management businesses (including the Merger Agreement), 30 of these acquisitions have been completed, for a total purchase price of approximately $201.6 million (not including contingent payments of up to $4.8 million based upon the achievement of certain revenue targets during 1997 and 1998). Iron Mountain has historically financed its acquisitions with borrowings under its credit agreements in conjunction with cash flows provided by operations and, more recently, from a portion of the proceeds of the Initial Public Offering and the sale of the Senior Subordinated Notes. Under the terms of the Merger Agreement, however, approximately $50 million of the $62 million purchase price for Safesite will be in the form of shares of Iron Mountain Common Stock or immediately exercisable options to acquire shares of Iron Mountain Common Stock. Iron Mountain's future interest expense may increase significantly as a result of the additional indebtedness Iron Mountain may incur to finance possible future acquisitions. To the extent that future acquisitions are financed by additional borrowings under the Credit Agreement or other credit facilities, the resulting increase in debt and interest expense could have a negative effect on such measures of liquidity, debt to equity, EBITDA to debt and EBITDA to interest expense.

     In connection with the acquisitions completed in 1996, Iron Mountain has undertaken certain restructurings of the acquired businesses. Formalized restructuring plans for acquisitions will be completed within one year of the date of acquisition. The restructuring activities include certain reductions in staffing levels, elimination of duplicate facilities and other costs associated with exiting certain activities of the acquired businesses. In connection with these restructuring activities, Iron Mountain established reserves of $1.9 million. During 1996, Iron Mountain expended $0.6 million for restructuring costs. These expenditures consisted primarily of severance costs, move costs and costs relating to exited facilities. As of December 31, 1996, Iron
Mountain had a total of $1.3 million accrued for restructuring costs on all of its acquisitions.



Sources of Funds

     During 1996, Iron Mountain generated $15.9 million in net cash from operations compared to $15.7 million for the same period in 1995. The slight increase in net cash provided by operations resulted from an increase in EBITDA, which was partially offset by an increase in accounts receivable related to increased revenues and decreases in accounts payable, accrued expenses and other asset and liability accounts. During the year ended December 31, 1994, Iron Mountain generated net cash from operations of $11.6 million.

     At December 31, 1996, Iron Mountain had estimated net operating loss carryforwards of approximately $11.5 million for federal income tax purposes. As a result of such loss carryforwards, cash paid for income taxes has historically been substantially lower than the provision for income taxes.

     Net cash provided by financing activities was $6.7 million and $34.1 million for 1994 and 1995, respectively, substantially all of which was provided under a then existing credit agreement, and $80.6 million for the year ended December 31, 1996, consisting primarily of the net proceeds of $160.1 million from the sale of the Senior Subordinated Notes and of $33.3 million from the Initial Public Offering, offset by $102.1 million of increased indebtedness and by $6.6 million due to the retirement of the Warrant.

Credit Arrangements of Iron Mountain

     The Credit Agreement, as amended, is a $150 million revolving credit facility. The Credit Agreement will terminate on September 30, 2001, at which time all outstanding revolving credit loans and other amounts payable thereunder will become due. Borrowings under the Credit Agreement may be used to finance possible future acquisitions, as well as for working capital and general corporate purposes. Iron Mountain's obligations under the Credit Agreement are guaranteed by substantially all of Iron Mountain's subsidiaries and are secured by the pledge of the stock of such subsidiaries. Prepayments of outstanding borrowings under the Credit Agreement are required in certain circumstances out of the proceeds of certain insurance payments, condemnations, issuances of indebtedness and asset dispositions.

     The Credit Agreement permits Iron Mountain to elect interest rates from time to time, as to all or a portion of the borrowings made thereunder, at interest rates based upon the applicable reference rate and a margin or spread over such reference rate (which spread varies based upon the ratio of Iron Mountain's indebtedness to EBITDA). The reference rate, at Iron Mountain's option, may be based upon (i) the agent's prime rate, (ii) a certificates of deposit rate, (iii) an overnight federal funds rate or (iv) for periods of up to 12 months, the interest rates prevailing on the date of determination in the London interbank markets.

     The Credit Agreement and the Note Indenture contain covenants restricting the ability of Iron Mountain and its subsidiaries to, among other things: (i) declare dividends or redeem or repurchase capital stock; (ii) make optional payments and modifications of subordinated and other debt instruments; (iii) incur liens and engage in sale and leaseback transactions; (iv) make loans and investments; (v) incur indebtedness and contingent obligations; (vi) make capital expenditures; (vii) engage in mergers, acquisitions and asset sales;
(viii) enter into transactions with affiliates; and (ix) make changes in their lines of business. Iron Mountain will also be required to comply with financial covenants with respect to: (i) a maximum leverage ratio; (ii) a minimum interest coverage ratio; and (iii) a minimum fixed charge coverage ratio. Iron Mountain has also made certain customary affirmative covenants. The Credit Agreement and the Note Indenture also contain customary events of default.


     The annual maturities of Iron Mountain's indebtedness for 1997, 1998, 1999, 2000 and 2001 are $0.4 million, $0.4 million, $0.4 million, $7.8 million and $9.3 million respectively. Subsequent to December 31, 1996, Iron Mountain borrowed $29.3 million under the Credit Agreement to finance acquisitions. As of May 2, 1997, Iron Mountain had $227.1 million in total indebtedness and $98.6 million available under the Credit Agreement.


     Under the Credit Agreement, Iron Mountain is required to use interest rate protection products to reduce its exposure to increases in interest rates. As of December 31, 1996, Iron Mountain had $184.7 million of total debt, of which $175.7 million had fixed interest rates and $9.0 million had variable interest rates. Consistent with the Credit Agreement, the Company has in place interest rate cap agreements covering a notional amount of $30.0 million. See Note 3 of Notes to Iron Mountain's Consolidated Financial Statements.

Future Capital Needs

     Iron Mountain's ability to generate cash adequate to fund its needs depends generally on the results of its operations and the availability of financing. Management believes that cash flow from operations in conjunction with borrowings from existing and possible future credit facilities will be sufficient for the foreseeable future to meet debt service requirements and to make possible future acquisitions and capital expenditures. However, there can be no assurance in this regard or that the terms available for any future financing, if required, would be favorable to Iron Mountain.

     At the 1997 Annual Meeting of Stockholders, the stockholders of Iron Mountain will be asked to approve an amendment to the Iron Mountain Restated Certificate to increase the number of shares of Iron Mountain Common Stock that Iron Mountain is authorized to issue from 13,000,000 to 20,000,000 shares. Such additional shares would provide Iron Mountain with additional flexibility to issue shares in connection with business acquisitions or for cash through sales of stock to public and private investors. There can be no assurance that such approval will be received.

Seasonality

     Historically, Iron Mountain's business has not been subject to seasonality in any material respect.

Inflation

     Certain of Iron Mountain's expenses, such as wages and benefits, occupancy costs and equipment repair and replacement, are subject to normal inflationary pressures. Although Iron Mountain to date has been able to offset inflationary cost increases through increased operating efficiencies, there can be no assurance that Iron Mountain will be able to offset any future inflationary cost increases through similar efficiencies or increased storage or service charges.


                           MANAGEMENT OF IRON MOUNTAIN


 Directors, Executive Officers and Certain Other Officers

     The Directors, executive officers and certain other officers of Iron Mountain are as follows:



Names of Directors and Executive Officers              Age              Position
-----------------------------------------              ---              --------

C. Richard Reese(1)                                    51               Chairman of the Board of Directors and Chief
                                                                        Executive Officer
David S. Wendell                                       43               President and Chief Operating Officer,
                                                                        Director
Eugene B. Doggett(1)(2)                                60               Executive Vice President and Chief Financial
                                                                        Officer, Director
Robert G. Miller                                       40               Executive Vice President
Kenneth F. Radtke, Jr.                                 51               Executive Vice President
Robert P. Swift                                        55               Executive Vice President
Constantin R. Boden(3)(4)                              60               Director
Arthur D. Little(3)(4)                                 53               Director
Vincent J. Ryan(1)(4)                                  61               Director
B. Thomas Golisano(5)                                  55               Director

Names of Certain Other Officers                        Age              Position
-------------------------------                        ---              --------
Jean A. Bua                                            38               Vice President and Corporate Controller
James R.  Jandl                                        42               Vice President of Human Resources
John F. Kenny, Jr.(2)                                  39               Vice President of Corporate Development
Joseph J. Larizza                                      55               Vice President and Chief Information Officer
John P. Lawrence                                       45               Vice President and Treasurer
Kenneth A. Rubin                                       35               Vice President of Marketing
T. Anthony Ryan                                        56               Vice President of Real Estate
-------------


(1) Member of the Executive Committee; Mr. Ryan is the Chairman of the Executive Committee.

(2) Mr. Doggett has announced his intention to retire as Chief Financial Officer effective as of May 29, 1997. Mr. Kenny will be Mr. Doggett's successor in such capacity.

(3) Member of the Audit Committee; Mr. Boden is the Chairman of the Audit Committee.

(4) Member of the Compensation Committee; Mr. Little is the Chairman of the Compensation Committee.

(5) In accordance with the terms of the Merger Agreement, upon the consummation of the Merger, Mr. Golisano will be appointed to serve as a Class A Director.

     The Iron Mountain Board currently consists of six directors. There are three classes of directors who serve for three-year terms and are elected on a staggered basis, one class of two directors standing for election each year. The term of the Class B Directors, C. Richard Reese and Arthur D. Little, will expire at the 1997 Annual Meeting of Stockholders, the term of the Class C Directors, Eugene B. Doggett and Constantin R. Boden, will expire at the 1998 Annual Meeting of Stockholders and the term of the Class A Directors, David S. Wendell and Vincent J. Ryan, will expire at the 1999 Annual Meeting. In accordance with the terms of the Merger Agreement, upon the consummation of the Merger, Mr. Golisano will be appointed to serve as a Class A Director. Directors of each class will thereafter hold office until the third annual meeting of the stockholders of Iron Mountain following their election or until their successors are elected and qualified.

     The executive officers and other officers were elected by the Iron Mountain Board on June 14, 1996, with the exception of Mr. Radtke, who was elected in late June 1996, and Mr. Miller, who was elected in December 1996. All executive officers and other officers hold office at the discretion of the Iron Mountain Board until the first meeting of the Iron Mountain Board following the next annual meeting of stockholders and until their successors are chosen and qualified.

Directors and Executive Officers

     C. Richard Reese is the Chairman of the Iron Mountain Board, a position he has held since November 1995, and the Chief Executive Officer, a position he has held since December 1981. Prior to November 1995, Mr. Reese was the President of Iron Mountain, a position he had held since 1981. Mr. Reese is also a Director of Schooner. Prior to joining Iron Mountain, he lectured at Harvard Business School in "Entrepreneurship" and provided consulting services to small and medium-sized emerging enterprises. Mr. Reese has also served as president and a Director of PRISM International. He holds a Master of Business Administration degree from Harvard Business School.

     David S. Wendell is the President and Chief Operating Officer of Iron Mountain, a position he has held since November 1995. After practicing law with Brown & Wood, Mr. Wendell joined Iron Mountain in 1984, where he has served in a variety of positions. Prior to November 1995, he was Executive Vice President, Atlantic Area and prior to 1991, he was Vice President, New England Region. He holds a Master of Business Administration degree from Harvard Business School and a Juris Doctor degree from the University of Virginia.

     Eugene B. Doggett is the Executive Vice President and Chief Financial Officer of Iron Mountain, a position he has held since 1987. Mr. Doggett is also a Director of Schooner. Prior to joining Iron Mountain, he had extensive experience in commercial and investment banking, as well as financial and general management experience at senior levels. He holds a Master of Business Administration degree from Harvard Business School. Mr. Doggett has announced his intention to retire as Chief Financial Officer effective as of May 29, 1997. Mr. Doggett will continue with Iron Mountain as an Executive Vice President, focusing on strategic issues and special projects, and as a Director. Mr. Kenny will succeed Mr. Doggett as Chief Financial Officer.

     Robert G. Miller is an Executive Vice President of Iron Mountain, a position that he has held since December 1996. Mr. Miller joined Iron Mountain in 1988 and held the positions of district manager from 1988 through 1991 and regional vice president from 1991 through 1996. Prior to 1988, Mr. Miller was employed as a district manager at Bell & Howell Records Management Company.

     Kenneth F. Radtke, Jr. is an Executive Vice President of Iron Mountain, a position that he has held since June 1996. Prior to June 1996, Mr. Radtke was Northeast Regional Vice President and prior to 1995 was Sales Manager, New York Region. Mr. Radtke has worked in the records and information industry since 1988 as President and Chief Executive Officer, Dataport Company, Inc. and Senior Vice President, Arcus, Inc. He holds a graduate degree from the University of Wisconsin, Graduate School of Banking.

     Robert P. Swift is an Executive Vice President of Iron Mountain, a position he has held since November 1995. Prior to November 1995, Mr. Swift was the Executive Vice President, Western Area of Iron Mountain and prior to 1988, Mr. Swift was employed in various positions at Bell & Howell Records Management Company.

     Constantin R. Boden is a Director of Iron Mountain, a position he has held since December 1990. Mr. Boden is on the advisory board of Boston Capital Ventures, a risk capital concern. For 33 years, until January 1995, Mr. Boden was employed by Bank of Boston, most recently as Executive Vice President, International Banking. He holds a Master of Business Administration degree from Harvard Business School.

     Arthur D. Little is a Director of Iron Mountain, a position he has held since November 1995. Mr. Little is a principal of The Little Investment Company, which he founded in 1992. Prior to that, he was Managing Director of and also a partner in Narragansett Capital, Inc., a private investment firm. He holds a Bachelor of Arts degree in history from Stanford University.

     Vincent J. Ryan is a Director of Iron Mountain. Mr. Ryan is the founder of Schooner and has served as Chairman and Chief Executive Officer of Schooner since 1971. Prior to November 1995, Mr. Ryan served as Chairman of the Board of Directors of Iron Mountain. He holds a Bachelors of Arts degree in English from Boston University.

     B. Thomas Golisano will be appointed to serve as a Director of Iron Mountain following the Closing Date. He founded Paychex, Inc., a publicly held, national payroll service company, in 1971 and has served for more than five years as its Chairman, President and Chief Executive Officer. Mr. Golisano serves on the Board of Trustees of Rochester Institute of Technology and on the boards of several privately held companies. He has also served on the boards of numerous non-profit organizations and is founder of the B. Thomas Golisano Foundation.

Certain Other Officers

     Jean A. Bua is Vice President and Corporate Controller. Ms. Bua joined Iron Mountain in such capacity in March 1996. From 1993 to 1996, Ms. Bua was the Corporate Controller for Duracraft Corp., a consumer products manufacturer. Prior to that, Ms. Bua was the accounting manager for a high-tech manufacturer and was a management consultant for Ernst & Young. She holds a Master of Business Administration degree from the University of Rhode Island. Ms. Bua is a certified public accountant.

     James R. Jandl is Vice President of Human Resources. Mr. Jandl joined Iron Mountain in 1989. For the preceding nine years he was involved in human resources management in the hospitality industry with focus on operational start-up and turn-around situations. He holds a masters degree in psychology from West Georgia College.

     John F. Kenny, Jr. is Vice President of Corporate Development, with primary responsibility for implementing Iron Mountain's acquisition strategy. He will become the Chief Financial Officer of Iron Mountain upon the retirement of Mr. Doggett from such position on May 29, 1997. Mr. Kenny joined Iron Mountain in 1991, and held operating responsibility as Regional Vice President of New England and later Northeast operations before assuming the position of Vice President of Corporate Development in 1995. Prior to 1991, he was a Vice President of CS First Boston Merchant Bank, New York, with responsibility for risk capital investments. He holds a Master of Business Administration degree from Harvard Business School.

     Joseph J. Larizza is Vice President and Chief Information Officer, with responsibility for management information systems, including oversight of the development of Iron Mountain's Safekeeper system. Prior to joining Iron Mountain in 1996, Mr. Larizza was the chief information officer at Service America, a large food service corporation and, prior to that, chief information officer at the Advertising Checking Bureau, with responsibility for information systems and development of client-server products. He holds a Bachelors degree in management from Post College.

     John P. Lawrence is Vice President and Treasurer, with responsibility for acquisition integration, internal audit, risk management and purchasing and contracting. Mr. Lawrence has been associated with Iron Mountain since 1988. Prior to 1988, he worked for Hewlett Packard for nine years in various management positions in finance, control, marketing and manufacturing. He holds a Master of Business Administration degree from Harvard Business School.

     Kenneth A. Rubin is Vice President of Marketing. Mr. Rubin joined Iron Mountain in 1989. Prior to 1989, he was Director of both Sales and Marketing for Leahy/Instar, a records management company. He was also a founding director of Software Escrow Security. He holds a Bachelors degree in political science from Drew University.

     T. Anthony Ryan is Vice President of Real Estate. Mr. Ryan manages the real estate department of Iron Mountain and is responsible for identifying and evaluating new facility opportunities and negotiating long-term leases. He has been involved in real estate development for 22 years. His work experience includes positions as Director of Development for Gilbane Property, Vice President of CRJ Investments and, more recently, Vice President and Partner at the Linpro Company. He holds a Bachelors degree in history from The George Washington University.


     Biographical information of the Directors, executive officers and other officers is as of May 2, 1997.



Executive Compensation

     The following table provides certain information concerning compensation earned by the Chief Executive Officer and the four highest paid executive officers serving in such capacity at December 31, 1996 who received compensation in excess of $100,000 (collectively, the "Named Executive Officers") for the years ended December 31, 1994, December 31, 1995 and December 31, 1996.

                           Summary Compensation Table


                                                         Annual Compensation                  Long-Term Compensation
                                                         -------------------                  ----------------------
                                                                                      Number of Shares
                 Name and                                                                Underlying              All Other
            Principal Position               Year      Salary         Bonus                Options            Compensation (1)
            ------------------               ----      ------         -----                -------            ----------------

C.  Richard Reese..........................  1996      $268,958       $165,000               0                    $2,250
  Chairman of the Board and Chief            1995      $261,765       $200,000               0                    $1,790
  Executive Officer                          1994      $255,400       $125,000               0                    $1,623
David S.  Wendell..........................  1996      $203,550       $125,000             40,000                 $2,250
  President and Chief Operating Officer      1995      $136,627       $ 62,731           35,469 (2)               $1,573
                                             1994      $129,800       $ 50,000               0                    $1,352
Eugene B.  Doggett.........................  1996      $194,639       $100,000               0                    $2,250
  Executive Vice President and Chief         1995      $192,274       $165,000               0                    $1,790
     Financial Officer                       1994      $187,500       $ 93,750               0                    $1,623
Robert P.  Swift...........................  1996      $133,600        $50,800             15,000                 $1,905
  Executive Vice President                   1995      $131,119        $24,397            8,096 (2)               $1,243
                                             1994      $126,600        $16,740               0                     $865
Kenneth F. Radtke, Jr......................  1996      $119,800        $33,759             20,000                 $1,350
  Executive Vice President
-------------

(1) Reflects Iron Mountain's matching contribution to the Iron Mountain Profit Sharing Retirement Plan for each individual. The amounts shown for 1996 are estimated maximum contributions; the actual contributions have not yet been calculated.

(2) These options were granted in 1995 contingent upon Iron Mountain's completion of its Initial Public Offering, which was consummated in 1996.


Compensation Committee Interlocks and Insider Participation

     The Compensation Committee consists of Mr. Little, who is the Chairman of the Committee, and Messrs. Boden and Ryan. Messrs. Reese and Doggett are executive officers of Iron Mountain and are directors of Schooner. Mr. Ryan is the Chairman of the Board and principal stockholder of Schooner.

     In each of 1994 and 1995, Iron Mountain paid fees of $111,048 to Schooner for consulting services rendered by Mr. Ryan. These services and fees terminated as of December 31, 1995.

     IMRM is the tenant under a lease dated January 1, 1991 for a 31,500 square-foot building in Houston, Texas. The owner of the building is IM Houston
(CR) Limited Partnership, a Texas limited partnership, of which Mountain Realty, Inc., a Massachusetts corporation whose sole stockholder is Vincent J. Ryan, is the sole general partner, and the limited partners of which are C. Richard Reese and Eugene B. Doggett. The term of the lease expires December 31, 2000, with two five-year extension options exercisable by IMRM. IMRM currently pays annual rent in the amount of approximately $99,000, subject to adjustment in 1999 (and in the option periods if the term is extended) based upon percentage changes in the consumer price index, with a floor of 3% and a ceiling of 5%, compounded annually. As tenant, IMRM is responsible for taxes, insurance and maintenance. The space is used by IMRM as a records management facility. During 1994, 1995 and 1996, IMRM paid rent in the annual amount of $88,000, $93,000 and $93,625 respectively, under the lease. The lease is, in the opinion of management, on commercially reasonable terms, no less favorable to IMRM than could have been obtained from an unaffiliated party at the time of the transaction.

     Iron Mountain paid compensation of $144,000, $154,000 and $155,720 for 1994, 1995 and 1996, respectively, to Mr. T. Anthony Ryan. Mr. Ryan is Vice President, Real Estate, of Iron Mountain and is the brother of Mr. Vincent J. Ryan, a Director and the former Chairman of the Board of Iron Mountain. Iron Mountain believes that the terms of Mr. Ryan's employment are no less favorable to it than would be negotiable with an unrelated third party.

     Iron Mountain was indebted to Schooner in the principal amount of $382,500 under a junior subordinated note, which was incurred by Iron Mountain in 1990 in connection with an acquisition. Schooner subsequently acquired the note from the holder as an investment. Iron Mountain prepaid such indebtedness in its entirety with a portion of the net proceeds from the Note Offering.

     Schooner leases space from Iron Mountain at Iron Mountain's corporate headquarters. Such lease is a tenancy- at-will and may be terminated by either Iron Mountain or Schooner at any time. As consideration for such lease, Schooner pays rent to Iron Mountain based on its pro rata share of all expenses related to the use and occupancy of the premises. The rent paid by Schooner to Iron Mountain under such lease was approximately $58,000, $49,000 and $68,000 in 1994, 1995 and 1996, respectively.

     Employees of Schooner were eligible to participate in the Iron Mountain Profit Sharing Retirement Plan, a Section 401(k) plan, as well as Iron Mountain's group medical, dental, life, disability and accidental death and dismemberment arrangements (the "Company Benefit Plans"). Schooner reimbursed Iron Mountain for costs incurred as a result of the participation of Schooner employees in Company Benefit Plans. Participation by Schooner employees in Iron Mountain Benefit Plans terminated shortly after the consummation of the Initial Public Offering.


Director Compensation

     Directors who are employees of Iron Mountain do not receive additional compensation for serving as directors. Each director who is not an employee of Iron Mountain (each an "Eligible Director") receives an annual retainer fee of $10,000 as compensation for his or her services as a member of the Iron Mountain Board and is also paid $2,500 per quarter (to a maximum of $10,000 per year) for attendance at meetings (the "Director's Compensation"). All directors of Iron Mountain are reimbursed for out-of-pocket expenses incurred in attending meetings of the Iron Mountain Board or committees thereof, and for other expenses incurred in their capacities as directors of Iron Mountain. Pursuant to the Iron Mountain Incorporated 1995 Stock Plan for Non-Employee Directors (the "Directors Plan"), Eligible Directors may elect to receive all or a portion of their Director Compensation in the form of Iron Mountain Common Stock. An Eligible Director electing to receive Iron Mountain Common Stock under the Directors Plan will, as an incentive, receive in lieu of cash an amount of Iron Mountain Common Stock equivalent to 110% of the Director Compensation otherwise due to be paid in cash. Iron Mountain has reserved 15,000 shares of Iron Mountain Common Stock for issuance under the Directors Plan. The Iron Mountain Board has approved the termination of the Directors Plan, effective June 30, 1997. Thereafter, Directors may be granted options, either in lieu of or in addition to the Director's Compensation, under the Iron Mountain Stock Option Plan.

Stock Option Information

     Effective November 30, 1995, Iron Mountain instituted the Iron Mountain Stock Option Plan, which is administered by the Stock Incentive Plan Subcommittee of the Compensation Committee, as a restatement of Iron Mountain's then-existing stock option plan. The Iron Mountain Stock Option Plan was amended by the Iron Mountain Board on March 3, 1997. The purpose of the Iron Mountain Stock Option Plan is to encourage key employees, directors, and consultants of Iron Mountain and its subsidiaries who render services of special importance to, and who have contributed or may be expected to contribute materially to the success of, Iron Mountain or a subsidiary to continue their association with Iron Mountain and its subsidiaries by providing favorable opportunities for them to participate in the ownership of Iron Mountain and in its future growth through the granting of restricted shares, options to acquire Iron Mountain Common Stock ("Options"), stock appreciation rights and other rights to compensation in amounts determined by the value of the Iron Mountain Common Stock. Restricted shares, stock appreciation rights and other rights are referred to collectively as "Other Rights."

     The total number of shares of Iron Mountain Common Stock that may be subject to Options and Other Rights under the Iron Mountain Stock Option Plan may not exceed 1,000,000 and grants to any single employee may not exceed in the aggregate 250,000 shares. The Iron Mountain Board has approved an increase in the number of shares of Iron Mountain Common Stock reserved under the Iron Mountain Stock Option Plan to 1,400,000; such increase is subject to Iron Mountain stockholder approval. As of January 1, 1997, Options to acquire 762,861 shares of Iron Mountain Common Stock were outstanding under the Iron Mountain Stock Option Plan and 185,355 shares of Iron Mountain Common Stock were available for grants of Options and/or Other Rights under the Iron Mountain Stock Option Plan. In no event will any Option intended to qualify as an incentive stock option (an "ISO") within the meaning of Section 422 of the Code, be exercisable after the expiration of ten years after the date of grant or have an exercise price that is less than the fair market value of Iron Mountain Common Stock on the date the ISO is granted.

     Awards of Options and Other Rights under the Iron Mountain Stock Option Plan are made by the Stock Incentive Plan Subcommittee of the Compensation Committee, consisting of Messrs. Little and Boden, which selects the persons to whom Options and Other Rights are to be granted and determines the number or value and the terms and conditions of Options or Other Rights granted, including the exercise price, the term and the vesting of such Option or Other Right. Each Option is evidenced by an option agreement setting forth the terms of such Option. In the case of any employee who owns (or is considered under Section 424(d) of the Code as owning) stock possessing more than 10% of the total combined voting power of all classes of stock of Iron Mountain or any of its subsidiaries, no ISO shall be exercisable after the expiration of five years from its date of grant and the exercise price of such ISO shall be at least 110% of the fair market value of Iron Mountain Common Stock on the date such ISO is granted.

     The exercise price in respect of any Option may be paid in cash, in shares of Iron Mountain Common Stock owned by the optionee, by delivery of a recourse promissory note secured by the Iron Mountain Common Stock acquired upon exercise of the Option or by means of a "cashless exercise" procedure in which a broker transmits to Iron Mountain the exercise price in cash, either as a margin loan or against the optionee's notice of exercise and confirmation by Iron Mountain that it will issue and deliver to the broker stock certificates for that number of shares of Iron Mountain Common Stock having an aggregate fair market value equal to the exercise price or agrees to pay the Option price to Iron Mountain in cash upon its receipt of stock certificates. In its discretion, the Stock Incentive Plan Subcommittee of the Compensation Committee may grant a new option to purchase the number of shares of Iron Mountain Common Stock delivered to Iron Mountain in full or partial payment of the option price, upon the exercise of any Option, or in full or partial payment of the tax withholding obligations resulting from the exercise of any Option.

     The following table sets forth certain information concerning the grant of Options to purchase Iron Mountain Common Stock to the Named Executive Officers in the year ended December 31, 1996.

                        Option Grants in Last Fiscal Year




                                                Percent of                                        Potential Realizable
                                                  Total                                             Value at Assumed
                               Number of         Options                                          Annual Rates of Stock
                               Securities      Granted to                                           Appreciation for
                               Underlying       Employees       Exercise                            Option Terms (1)
                                Options         in Fiscal       Price Per      Expiration
Name                            Granted         Year 1996        (Share)          Date          5%($)          10%($)
----                            -------         ---------        -------          ----          -----          ------

David S.  Wendell                40,000           10.3%          $15.375        4/8/2006        $386,600       $980,200
  President and Chief
  Operating Officer
Robert P.  Swift                 15,000            3.9%          $15.375        4/8/2006        $144,975       $367,575
  Executive Vice
  President
Kenneth F. Radtke, Jr.           20,000            5.1%          $15.375        4/8/2006        $193,300       $490,100
  Executive Vice
  President
--------------


(1) Potential Realizable Value is based on the assumed growth rates for an assumed ten-year option term. 5% annual growth results in an Iron Mountain Common Stock price per share of $25.04 and 10% results in an Iron Mountain Common Stock price per share of $39.88 respectively, for such term. The actual value, if any, an executive officer may realize will depend on the excess of the market price of the Iron Mountain Common Stock over the exercise price on the date the option is exercised, so that there is no assurance the value realized by an executive will be at or near the amounts reflected in this table.

         The following table sets forth certain information with respect to the unexercised Options to purchase Iron Mountain Common Stock to the Named Executive Officers. None of such individuals exercised any Options during the year ended December 31, 1996.

                          Fiscal Year End Option Values


                                                                                             Value of Unexercised
                                                       Number of Unexercised               In-the-Money-Options at
                                                    Options at December 31, 1996            December 31, 1996 (1)
                                                    ----------------------------            -----------------
Name                                               Exercisable       Unexercisable        Exercisable         Unexercisable
                                                   -----------       -------------        -----------         -------------

David S.  Wendell .........................          79,960              84,383            $1,900,329         $1,307,850
  President and Chief Operating Officer
Robert P.  Swift...........................          15,420              26,952            $  366,472         $  429,122
  Executive Vice President
Kenneth F. Radtke, Jr......................             795              25,110            $   14,048         $  380,966
  Executive Vice President
----------


(1)  Based on a year end value of $30.25 per share, less the exercise price.


Certain Transactions

     In 1993, in connection with the employment of David S. Wendell, Iron Mountain made demand loans to Mr. Wendell in an aggregate principal amount of $70,000 in connection with Mr. Wendell's purchase of a home. The loans bore interest at a rate equal to Iron Mountain's cost to borrow such funds and were secured by a second mortgage on the home. The final payments on these loans were made in March 1997.

     See "--Executive Compensation--Compensation Committee Interlocks and Insider Participation" for a discussion of: (i) certain payments to Vincent J. Ryan and Schooner for consulting services; (ii) a lease between a partnership affiliated with Messrs. Doggett, Reese and Ryan and a subsidiary of Iron Mountain; (iii) the familial relationship between Vincent J. Ryan, an Iron Mountain Director, and T. Anthony Ryan, an Iron Mountain officer; (iv) a lease between Schooner and Iron Mountain; (v) certain indebtedness of Iron Mountain to Schooner which was repaid with a portion of the proceeds of the Note Offering; and (vi) Schooner's prior participation in Iron Mountain's 401(k) plan and certain other employee benefit plans.


                     PRINCIPAL STOCKHOLDERS OF IRON MOUNTAIN



     The following table sets forth certain information known to Iron Mountain with respect to beneficial ownership of the Iron Mountain Common Stock by (i) each stockholder known by Iron Mountain to be the beneficial owner of more than five percent of the Iron Mountain Common Stock, (ii) each Director, including each nominee for director, (iii) each Named Executive Officer and (iv) all executive officers and Directors of Iron Mountain as a group. Such information is presented as of May 2, 1997. The number of shares assumed to be issued in the Merger is 1,751,228, based on a Determination Price of $28.50 (the mid-point of the range between the floor price of $26.00 and the ceiling price of $31.00) and assuming all Exercisable Options are exercised prior to the Effective Time.




                                                                                          Amount of Beneficial
                                              Amount of Beneficial Ownership                    Ownership
                                                    Before the Merger                       After the Merger
                                         ------------------------------------------------------------------------------
                                                                          Percent                               Percent
Name(1)                                          Shares                    Owned          Shares                 Owned
----                                             ------                    -----          ------                -------

Directors and Executive Officers
C. Richard Reese(2).....................          1,127,503                 11.6%         1,127,503              9.9%
David S.  Wendell(3)....................             99,822                  1.0%            99,822                 *
Eugene B.  Doggett(4)...................            169,745                  1.8%           169,745              1.5%
Kenneth F. Radtke, Jr.(5)...............              1,180                     *             1,180                 *
Robert P.  Swift(6).....................             20,895                     *            20,895                 *
Constantin R.  Boden(7).................             20,510                     *            20,510                 *
Arthur D.  Little(8)....................             49,860                     *            49,860                 *
Vincent J.  Ryan(9).....................          3,445,750                 35.6%         3,445,750             30.4%
B. Thomas Golisano(10)..................                  0                     *           976,291              8.5%
All Directors and executive
 officers as a group (9 persons) (11)...          4,243,509                 43.3%         5,219,800             45.2%

Five Percent Stockholders:
Schooner Capital Corporation(12)........          1,909,384                 19.7%         1,909,384             16.8%
William Blair & Company, L.L.C..........            823,899                  8.5%           823,899              7.3%
John Hancock Advisers, Inc..............            500,000                  5.2%           500,000              4.4%
----------------------


* Less than 1% (1) Except as otherwise indicated, the persons named in the table above have sole voting and investment power with respect to all shares of Iron Mountain Common Stock shown as beneficially owned by them.

(2) Mr. Reese is a director and Chairman of the Board and Chief Executive Officer of Iron Mountain. Includes 13,450 shares of Iron Mountain Common Stock held by trusts for the benefit of Mr. Reese's children, as to which Mr. Reese disclaims beneficial ownership. Also includes 668,166 shares of Iron Mountain Common Stock as to which Mr. Reese shares beneficial ownership with Schooner as a result of a 1988 deferred compensation arrangement, as amended, between Schooner and Mr. Reese relating to Mr. Reese's former services as President of Schooner. Pursuant to such arrangement, upon the earlier to occur of (i) Schooner's sale or exchange of substantially all of the shares of Iron Mountain Common Stock held by Schooner or (ii) the cessation of Mr. Reese's employment with Iron Mountain, Schooner is required to transfer such shares of Iron Mountain Common Stock to Mr. Reese or remit to Mr. Reese cash in an amount equal to the then current fair market value of such shares of Iron Mountain Common Stock. Schooner has agreed to vote the shares of Iron Mountain Common Stock subject to such arrangement at the direction of Mr. Reese. Mr. Reese's address is c/o Iron Mountain Incorporated, 745 Atlantic Avenue, Boston, Massachusetts 02111.

(3) Mr. Wendell is a director and President and Chief Operating Officer of Iron Mountain. Includes 95,967 shares that Mr. Wendell has the right to acquire pursuant to currently exercisable options. See "Management of Iron Mountain--Executive Compensation." Mr. Wendell's address is c/o Iron Mountain Incorporated, 745 Atlantic Avenue, Boston, Massachusetts 02111.

(4) Mr. Doggett is a director and Executive Vice President and Chief Financial Officer of Iron Mountain. Mr. Doggett has announced his intention to retire as Chief Financial Officer as of May 29, 1997. See "Management of Iron Mountain--Directors, Executive Officers and Certain Other Officers--Directors and Executive Officers." Includes 29,550 shares of Iron Mountain Common Stock as to which Mr. Doggett shares beneficial ownership with Schooner as a result of a 1988 deferred compensation arrangement, as amended, between Schooner and Mr. Doggett relating to Mr. Doggett's former services as Chief Financial Officer of Schooner. Pursuant to such arrangement, upon the earlier to occur of (i) Schooner's sale or exchange of substantially all of the shares of Iron Mountain Common Stock held by Schooner or (ii) the cessation of Mr. Doggett's employment with Iron Mountain, Schooner is required to transfer such shares of Iron Mountain Common Stock to Mr. Doggett or remit to Mr. Doggett cash in an amount equal to the then current fair market value of such shares of Iron Mountain Common Stock. Schooner has agreed to vote the shares of Iron Mountain Common Stock subject to such arrangement at the direction of Mr. Doggett. Mr. Doggett's address is c/o Iron Mountain Incorporated, 745 Atlantic Avenue, Boston, Massachusetts 02111.

(5) Mr. Radtke is an Executive Vice President of Iron Mountain. Consists of shares that Mr. Radtke has the right to acquire pursuant to currently exercisable options. See "Management of Iron Mountain--Executive Compensation." Mr. Radtke's address is c/o Iron Mountain Incorporated, 745 Atlantic Avenue, Boston, Massachusetts 02111.

(6) Mr. Swift is an Executive Vice President of Iron Mountain. Consists of shares that Mr. Swift has the right to acquire pursuant to currently exercisable options. See "Management of Iron Mountain--Executive Compensation." Mr. Swift's address is c/o Iron Mountain Incorporated, 1340 East 6th Street, Los Angeles, California 90021.

(7) Mr. Boden is a director of Iron Mountain. Mr. Boden's address is c/o Boston Capital Ventures, 45 School Street, Boston, Massachusetts 02110.


(8) Mr. Little is a director of Iron Mountain. Includes 48,965 shares held by The Little Family Trust, as to which Mr. Little disclaims beneficial ownership. Mr. Little's address is c/o The Little Investment Company, 33 Broad Street, Boston, Massachusetts 02109.


(9) Mr. Ryan is a director of Iron Mountain. Mr. Ryan holds 1,536,366 shares of Iron Mountain Common Stock. The remaining shares of Iron Mountain Common Stock listed as being beneficially owned by Mr. Ryan are held by Schooner, as to which Mr. Ryan has sole voting power and investment power as the Chairman of the Board and principal stockholder of Schooner. Mr. Ryan's address is c/o Schooner Capital Corporation, 745 Atlantic Avenue, Boston, Massachusetts 02111. See footnote (12) regarding shares held by Schooner.

(10) Mr. Golisano is the Chairman of the Board and a principal stockholder of Safesite. In accordance with the terms of the Merger Agreement, upon the consummation of the Merger, Mr. Golisano will be appointed to serve as a Class A Director of Iron Mountain. Assumes that Mr. Golisano exercised all of his Exercisable Options prior to the Closing Date (and received 2,768 shares of Iron Mountain Common Stock therefor upon the consummation of the Merger).

(11) Includes 124,002 shares that directors and executive officers have the right to acquire pursuant to currently exercisable options and, with respect to the amount of beneficial ownership after the Merger, assumes Mr. Golisano, who will be appointed to serve as a Class A Director of Iron Mountain following the Merger, exercised all of his Exercisable Options prior to the Closing Date.

(12) Mr. Ryan is the Chairman of the Board and the principal stockholder of Schooner and, accordingly has sole voting and investment power with respect to the shares of Iron Mountain Common Stock held by Schooner. Includes 668,166 shares of Iron Mountain Common Stock as to which Schooner shares beneficial ownership with Mr. Reese as described in footnote (2). Also includes 29,550 shares of Iron Mountain Common Stock as to which Schooner shares beneficial ownership with Mr. Doggett as described in footnote (4). Schooner has agreed to vote the shares of Iron Mountain Common Stock subject to such arrangements at the direction of Mr. Reese or Mr. Doggett, as the case may be.


(13) Includes 518,400 shares of Iron Mountain Common Stock over which William Blair has sole investment power, but over which customers of William Blair have sole voting power.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

         The accompanying unaudited Pro Forma Condensed Consolidated Balance Sheet has been prepared based upon the historical consolidated balance sheet of Iron Mountain as of December 31, 1996 and the balance sheets as of December 31, 1996 of the Recent Acquisitions consummated in 1997 (the "1997 Acquisitions") and Safesite, and gives effect to the 1997 Acquisitions and the Merger, as if each had occurred as of December 31, 1996. The accompanying unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1996 gives effect to each of the above transactions and to (i) the Recent Acquisitions consummated in 1996 (the "1996 Acquisitions"), (ii) the February 1996 Initial Public Offering, (iii) the October 1996 Note Offering and (iv) the closing of the Credit Agreement, as if each had occurred as of January 1, 1996. Pro forma adjustments are described in the accompanying notes.

         The following unaudited Pro Forma Condensed Consolidated Statement of Operations is not necessarily indicative of the actual results of operations that would have been reported if the events described above had occurred as of January 1, 1996, nor do they purport to indicate the results of Iron Mountain's future operations. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the Recent Acquisitions and the Merger. In the opinion of management, all adjustments necessary to present fairly such pro forma financial statements have been made.

         The pro forma condensed consolidated financial information should be read in conjunction with "Description of Iron Mountain - Management's Discussion and Analysis of Financial Condition and Results of Operations" and with Iron Mountain's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                           IRON MOUNTAIN INCORPORATED

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1996

                                 (In thousands)



                                                                                                                     Pro Forma
                                                           Pro Forma (1)       Safesite                              As Adjusted
                                                          Iron Mountain       Historical         Adjustments        Iron Mountain
                                                          -------------       ----------         -----------        -------------
Assets
Current Assets  . . . . . . . . . . . . . . . . . . .        $ 35,850            $2,828          $      -           $   38,678
Property, Plant and Equipment, net  . . . . . . . . .         129,426             3,971             2,400  (A)         135,797
Goodwill, net   . . . . . . . . . . . . . . . . . . .         126,279                 -            55,962  (A)         182,241
Other Long-term Assets  . . . . . . . . . . . . . . .          21,774               265               (61) (A)          21,978
                                                           ----------         ---------         ---------           ----------
   Total Assets   . . . . . . . . . . . . . . . . . .        $313,329            $7,064           $58,301           $  378,694
                                                           ==========         =========         =========           ==========

Liabilities and Stockholders' Equity
Current Liabilities  . . . . . . . . . . . . . . . . .       $ 27,145            $2,034           $  (200)  (B)       $ 28,979
Long-term Debt, net of current portion   . . . . . . .        215,552                 -            13,231  (B)         228,783
Other Long-term Liabilities  . . . . . . . . . . . . .          6,576                 -                 -                6,576
Deferred Rent  . . . . . . . . . . . . . . . . . . . .          7,651               463              (463) (B)           7,651
Deferred Income Taxes  . . . . . . . . . . . . . . . .          4,021                 -             1,350  (B)           5,371
Stockholders' Equity   . . . . . . . . . . . . . . . .         52,384             4,567            44,383  (B)         101,334
                                                           ----------         ---------          ---------          ----------
   Total Liabilities and Stockholders' Equity  . . . .       $313,329            $7,064           $58,301             $378,694
                                                           ==========         =========          =========          ==========




(1) See Schedule A for detail of the pro forma effect of the 1997 Acquisitions.











         The accompanying notes are an integral part of these pro forma financial statements.

                           IRON MOUNTAIN INCORPORATED

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                     (In thousands, except per share data)



                                                                                                                   Pro Forma
                                                  Pro Forma (1)           Safesite                                As Adjusted
                                                  Iron Mountain          Historical           Adjustments        Iron Mountain
                                                  -------------          ----------           -----------        -------------
Revenues:
  Storage  . . . . . . . . . . . . . . . . .        $ 102,202             $ 8,300              $   -                 $ 110,502
  Service and Storage Material Sales   . . .           63,899              10,709                  -                    74,608
                                                  -----------           ---------           -----------           ------------
      Total Revenues   . . . . . . . . . . .          166,101              19,009                  -                   185,110
                                                  -----------           ---------           -----------           ------------
Operating Expenses:
  Cost of Sales (Excluding Depreciation) . .           82,980               9,464               (760) (C)               91,684
  Selling, General and Administrative                  39,284               7,587               (899) (D)               45,972
  Depreciation and Amortization    . . . . .           22,577                 799              1,890  (E)               25,266
                                                  -----------           ---------           -----------           ------------
      Total Operating Expenses   . . . . . .          144,841              17,850                231                   162,922
                                                  -----------           ---------           -----------           ------------
Operating Income   . . . . . . . . . . . . .           21,260               1,159               (231)                   22,188
Interest Expense   . . . . . . . . . . . . .           23,359                  34              1,089 (F)                24,482
                                                  -----------           ---------           -----------           ------------
Income (Loss) Before Provision for
  Income Taxes   . . . . . . . . . . . . . .           (2,099)              1,125             (1,320)                   (2,294)
Provision for Income Taxes   . . . . . . . .              291                 125                693 (G)                 1,109
                                                  -----------           ---------           -----------           ------------
Income (Loss) Before Extraordinary Charge            $ (2,390)            $ 1,000           $ (2,013)                 $ (3,403)
                                                  ===========           =========           ===========           ============
Loss Before Extraordinary Charge per
  Common Share   . . . . . . . . . . . . . .          $ (0.24)                                                         $ (0.29)
Weighted Average Common and Common
  Equivalent Shares    . . . . . . . . . . .           10,129                                  1,680 (H)                11,809

Other Data:
  EBITDA   . . . . . . . . . . . . . . . . .         $ 43,837             $ 1,958            $ 1,659                  $ 47,454




(1) See Schedule B for detail of the pro forma effect of the Recent Acquisitions, the Initial Public Offering, the Note Offering and closing of the Credit Agreement.








         The accompanying notes are an integral part of these pro forma financial statements.

                                                                      SCHEDULE A


                           IRON MOUNTAIN INCORPORATED

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1996

                                 (In thousands)

                                                            Iron
                                                          Mountain               1997                                   Pro Forma
                                                         Historical          Acquisitions            Adjustments       Iron Mountain
                                                         ----------          ------------            -----------       -------------
Assets
Current Assets   . . . . . . . . . . . . . . . .        $  34,788              $ 2,236               $ (1,174) (A)      $  35,850
Property, Plant and Equipment, net   . . . . . .          118,349                6,427                  4,650  (A)        129,426
Goodwill, net    . . . . . . . . . . . . . . . .          109,363                  328                 16,588  (A)        126,279
Other Long-term Assets . . . . . . . . . . . . .           19,299                  111                  2,364  (A)         21,774
                                                     ------------           ----------            -----------          ----------
  Total Assets   . . . . . . . . . . . . . . . .        $ 281,799              $ 9,102               $ 22,428           $ 313,329
                                                     ============           ==========            ===========          ==========

Liabilities and Stockholders' Equity
Current Liabilities  . . . . . . . . . . . . . .        $  26,830              $ 1,621               $ (1,306) (B)      $ 27,145
Long-term Debt, net of current portion   . . . .          184,337                3,895                 27,320  (B)       215,552
Other Long-term Liabilities  . . . . . . . . . .            6,576                  -                       -               6,576
Deferred Rent  . . . . . . . . . . . . . . . . .            7,651                  -                       -               7,651
Deferred Income Taxes  . . . . . . . . . . . . .            4,021                  -                       -               4,021
Stockholders' Equity   . . . . . . . . . . . . .           52,384                3,586                 (3,586) (B)        52,384
                                                     ------------           ----------            -----------          ----------
  Total Liabilities and Stockholders' Equity . .        $ 281,799              $ 9,102               $ 22,428           $313,329
                                                     ============           ==========            ===========          ==========



















         The accompanying notes are an integral part of these pro forma financial statements.

                                                                      SCHEDULE B

                           IRON MOUNTAIN INCORPORATED

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                     (In thousands, except per share data)



                                                        Iron
                                                      Mountain               Recent                                Pro Forma
                                                     Historical           Acquisitions      Adjustments          Iron Mountain
                                                     ----------           ------------      -----------          -------------
Revenues:
  Storage  . . . . . . . . . . . . . . . . .         $ 85,826              $ 16,376            $   -               $ 102,202
  Service and Storage Material Sales . . . .           52,892                11,007                -                  63,899
                                                  -----------          ------------         -----------        -------------
      Total Revenues   . . . . . . . . . . .          138,718                27,383                -                 166,101
                                                  -----------          ------------         -----------        -------------
 Operating Expenses:
  Cost of Sales (Excluding Depreciation) . .           70,747                13,033               (800) (C)           82,980
  Selling, General and Administrative  . . .           34,342                 9,555             (4,613) (D)           39,284
  Depreciation and Amortization  . . . . . .           16,936                 1,953              3,688  (E)           22,577
                                                  -----------          ------------         -----------        -------------
      Total Operating Expenses . . . . . . .          122,025                24,541             (1,725)              144,841
                                                  -----------          ------------         -----------        -------------
Operating Income   . . . . . . . . . . . . .           16,693                 2,842              1,725                21,260
Interest Expense   . . . . . . . . . . . . .           14,901                   889              7,569  (F)           23,359
                                                  -----------          ------------         -----------        -------------
Income (Loss) Before Provision (Benefit)
   for Income Taxes  . . . . . . . . . . . .            1,792                 1,953             (5,844)               (2,099)
Provision for Income Taxes   . . . . . . . .            1,435                   162             (1,306) (G)              291
                                                  -----------          ------------         -----------        -------------
Income (Loss) Before Extraordinary Charge. .            $ 357               $ 1,791           $ (4,538)             $ (2,390)
                                                  ===========          ============         ===========        =============
Income (Loss) Before Extraordinary Charge per
  Common and Common Equivalent Share  . . .            $ 0.01 (1)                                                   $  (0.24)
Weighted Average Common and Common
  Equivalent Shares Outstanding  . . . . . .           10,137                                      (8) (H)            10,129

Other Data:
  EBITDA  . . . . . . . . . . . . . . . . .          $ 33,629               $ 4,795           $ 5,413               $ 43,837



  (1)  After accretion related to the Warrant of $0.03 per share.







         The accompanying notes are an integral part of these pro forma financial statements.

                           IRON MOUNTAIN INCORPORATED

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Overview

          In January 1996, Iron Mountain acquired Nashville Vault Company, Ltd. ("Nashville Vault") and Florida Data Bank, Inc. ("FDB"). In February 1996, Iron Mountain acquired DataVault Corporation. In March 1996, Iron Mountain acquired Data Storage Systems, Inc. In April 1996, Iron Mountain acquired Brambles CRC, Inc. ("CRC"). In May 1996, Iron Mountain acquired the records management business of Output Technologies Central Region, Inc. In July 1996, Iron Mountain acquired the records management business of The Fortress Corporation. In August 1996, Iron Mountain acquired Data Archive Services, Inc. and Data Archive Services of Miami, Inc. (collectively, "DAS") and DKA Industries, Inc. (d/b/a Systems Record Storage). In September 1996, Iron Mountain acquired International Record Storage and Retrieval Service, Inc. and Security Archives Corporation. In October 1996, Iron Mountain acquired Data Storage Company, Inc. and Dial-A-File Storage, Inc. In November 1996, Iron Mountain acquired Mohawk Business Record Storage, Inc., Magnetic Archives, Inc. and Deliverex of Broward. The aggregate purchase price of the 1996 Acquisitions was $68.5 million (not including contingent payments of up to $4.0 million based upon the achievement of certain revenue targets during 1997 and 1998).


         In January 1997, Iron Mountain acquired Security Archives II, Inc. and Security Archives of MSP, Inc. In February 1997, Iron Mountain acquired the records management business of Wellington Financial Services, Inc. (d/b/a Michigan Data Storage) and Data Recovery Services, Inc. In March 1997, Iron Mountain acquired CBD Security Archives, Inc. In April 1997, Iron Mountain acquired Chicago Data Destruction Corporation and Critical Files Security, Inc. In May 1997, Iron Mountain acquired Business Records Center, Inc. The aggregate purchase price of the 1997 Acquisitions was $35.3 million (not including contingent payments of up to $0.8 million based upon the achievement of certain revenue targets during 1997 and 1998).

         The pro forma financial statements do not include adjustments related to the acquisitions of Data Storage Company, Inc., Dial-A-File Storage, Inc., Magnetic Archives, Inc., Deliverex of Broward, Data Recovery Services Inc., Critical Files Security, Inc. and Business Records Center, Inc. (the "Excluded Acquisitions") as the impact of such acquisitions would not be material to the accompanying pro forma financial statements. The Excluded Acquisitions, in the aggregate, represent annual revenues of approximately $4.4 million.

         In February 1997, Iron Mountain entered into an agreement to purchase the stock of Safesite for approximately $62 million. The purchase price consists of Iron Mountain Common Stock and options to acquire shares of Common Stock valued at approximately $50 million, and approximately $12 million in cash. The number of shares of Common Stock will be based on the average market price for the 20 trading days ending three trading days before the closing, subject to a floor of $26.00 and a ceiling of $31.00. If such average price is less than $26.00 or greater than $31.00, the number of shares of Common Stock and options to acquire Common Stock will be based on a price of $26.00 or $31.00, as the case may be. In such case, the number of shares of Iron Mountain Common Stock and exercisable stock options issued as a result of the Merger would equal 1,919,615 or 1,610,000. The impact of a $0.25 change, above or below the collar, will result in a $0.5 million increase and a $0.4 million decrease, respectively, in the purchase price. The amortization of goodwill associated with the Merger will be nondeductible for income tax purposes.

         The Merger Agreement requires Iron Mountain or its nominee to purchase certain real property from the Safesite Principal Stockholders and their affiliates for an aggregate purchase price of $7.3 million. Iron Mountain is actively seeking buyers for such properties and has reached an agreement in principle with an unaffiliated third party to acquire two of the three properties for an aggregate purchase rice of $5.1 million. Iron Mountain intends to lease the two Safesite properties for which agreements in principle have been reached at market rents and intends to vacate the third property upon consummation of the Merger. Pro forma adjustments have been made to adjust rent expense for the two properties to market rents and to eliminate rent expense for the third property. If Iron Mountain is unable to locate a buyer for the third property prior to the Effective Time, Iron Mountain will acquire such property with the intent to sell the property as soon as possible. While there can be no assurance in this regard, Management believes that the timing of such sale will not have a material impact on the pro forma condensed consolidated financial statements. Accordingly, pro forma adjustments have not been made to depreciation, interest or rent expense to account for the acquisition of such property for the period of time the property is being marketed.

         The consummation of the Merger is subject to various conditions, and no assurance can be given that the Merger will be completed. All of the Recent Acquisitions have been, and the Merger, if consummated, will be, accounted for as purchases.

         The accompanying unaudited pro forma condensed consolidated financial statements reflects the following as though each had occurred on January 1, 1996: (i) the Initial Public Offering; (ii) the Note Offering; (iii) the closing of the Credit Agreement; (iv) the Recent Acquisitions; and (v) the Merger (collectively, "the Transactions").

Balance Sheet

         The aggregate consideration paid or to be paid for the Recent Acquisitions and the Merger is approximately $113 million in cash and $50 million in stock (not including up to $4.8 million of contingent payments based upon the achievement of certain revenue targets during 1997 and 1998). The excess of the purchase price over the book value of the net assets acquired for each of the acquisitions has been allocated to tangible and intangible assets, based on Iron Mountain's estimate of the fair value of the net assets acquired. The allocations of the purchase price as illustrated below may change upon final appraisal of the fair value of the net assets acquired.


1996 Acquisitions:                                                              (In millions)
     Book value of net assets acquired  ........................................  $  4.9
     Allocation of purchase price in excess of acquired assets:
       Property, Plant and Equipment (Fair Value Adjustment)  ..................    12.0
       Other Long-term Assets (Covenants not to Compete)  ......................     1.5
       Current Liabilities (Relocation and Other Reserves)  ....................    (5.5)
       Deferred Rent (Unfavorable Lease Liability)  ............................    (0.2)
       Goodwill  ...............................................................    55.8
                                                                                  ------
     Purchase Price of 1996 Acquisitions                                                             $    68.5

1997 Acquisitions and the Merger:
   Book value of net assets acquired  ..........................................  $   8.2
     Allocation of purchase price in excess of acquired assets:
       Current Assets (Not Purchased) ..........................................     (1.2)
       Property, Plant and Equipment (Fair Value Adjustment)  ..................      7.1
       Other Long-term Assets (Covenants not to Compete)  ......................      2.3
       Current Liabilities (Liabilities not Assumed and Retirement of
         Short-Term Debt)  .....................................................      1.5
       Long-Term Liabilities (Not Assumed) .....................................      4.1
       Deferred Income Taxes ...................................................     (1.4)
       Other ...................................................................      1.3
       Goodwill  ...............................................................     72.6
                                                                                   ------
     Purchase Price of 1997 Acquisitions and the Merger ........................                          94.5
                                                                                                      --------
   Total Purchase Price of the Recent Acquisitions and the Merger ............                        $  163.0
                                                                                                      ========



         The 1996 Acquisitions were financed with long-term debt and proceeds from the Initial Public Offering and the Note Offering. The 1997 Acquisitions were financed under the Credit Agreement. The Merger will be funded with Iron Mountain Common Stock and options to purchase Common Stock and borrowings under the Credit Agreement. See "Description of Iron Mountain - Recent and Pending Acquisitions" and "--Management's Discussion and Analysis of Financial Condition and Results of Operations."

         The accompanying pro forma condensed consolidated balance sheet as of December 31, 1996 has been prepared as if the Transactions (except for the Excluded Acquisitions) had all been completed as of December 31, 1996 and reflects the following adjustments:

   (A) The pro forma adjustments to Assets consist of the following (in millions):

                                                                                  Property                         Other
                                                                    Current      Plant and                       Long-term
                                                                    Assets       Equipment        Goodwill         Assets
1997 Acquisition Entries:
Reverse assets of acquired companies not purchased  ...........   $   (1.3)      $    -          $   (0.3)       $    -
Record estimated fair value of assets of acquired companies  ..        0.1           4.7              -               -
Record increase in intangible assets equal to the excess of
   purchase price over fair value of net assets acquired  .....         -             -              16.9            2.4
                                                                  ----------     ----------      ----------      -------
       Total Acquisition Entries  .............................   $   (1.2)      $   4.7         $   16.6        $   2.4
                                                                  ==========     ==========      ==========      =======

Safesite Entries:
Record estimated fair value of assets  ........................   $    -        $   2.4        $     -         $   (0.1)
Record increase in intangible assets equal to the excess of
   purchase price over fair value of net assets acquired  .....        -             -               56.0            -
                                                                   ---------     ----------      ----------      -------
       Total Safesite Entries  ................................   $    -        $   2.4         $    56.0        $  (0.1)
                                                                   =========     ==========      ==========      ========


(B) The pro forma adjustments to Liabilities and Stockholders' Equity consist of the following (in millions):

                                                                                                          Deferred
                                                                  Current      Long-term     Deferred      Income      Stockholders'
                                                                Liabilities       Debt         Rent        Taxes          Equity
1997 Acquisition Entries:
Reverse liabilities and equity not assumed  ..................  $   (1.3)      $   (3.6)     $   -         $   -        $   (3.6)
Record debt to finance 1997 Acquisitions  ....................       -             30.9          -             -                -
                                                                ----------     ---------     ---------     --------     --------
       Total Acquisition Entries  ............................  $   (1.3)      $   27.3      $   -         $   -        $   (3.6)
                                                                ==========     =========     =========     ========     =========

Safesite Entries:
Record estimated fair value of liabilities  ..................  $    -         $    -        $  (0.5)      $   -        $    -
Reverse Safesite equity  .....................................       -              -            -             -            (4.6)
Record retirement of short-term debt  ........................      (0.2)           -            -             -             -
Record deferred income taxes .................................       -              -            -            1.4            -
Record debt to finance the Merger  ...........................       -             13.2          -             -             -
Record equity to finance the Merger, net of  expenses  .......       -              -            -             -            49.0
                                                                ----------     ---------     ---------     ---------    --------
       Total Safesite Merger Entries  ........................  $   (0.2)      $   13.2      $  (0.5)      $  1.4       $   44.4
                                                                ==========     =========     =========     =========    ========

   Statements of Operations

         Safesite and all of the Recent Acquisitions, except FDB, CRC, DAS and CBD, have a December 31 fiscal year end. CRC's and CBD's fiscal year end is June 30, DAS's fiscal year end is May 31 and FDB's fiscal year end is August 31. Accordingly, CRC's, DAS's, FDB's and CBD's results of operations were calendarized to the twelve months ended December 31, 1996.

         The accompanying pro forma condensed consolidated statement of operations for the year ended December 31, 1996 has been prepared as if the Transactions had occurred on January 1, 1996 and reflect the following adjustments:

          (C) Pro forma adjustments have been made to reduce cost of sales to eliminate specific expenses that would not have been incurred had such acquisitions occurred as of January 1, 1996. Such cost savings relate to (i) the termination of certain employees due to the integration and consolidation of certain acquisitions, (ii) a reduction in warehouse rent expense related to facilities Iron Mountain will vacate upon completion of certain acquisitions, and (iii) to adjust rent expense to reflect new or amended leases for certain facilities of acquisitions.

          (D) Pro forma adjustments have been made to reduce selling, general and administrative expenses to eliminate specific expenses that would not have been incurred had such acquisitions occurred as of January 1, 1996. Such cost savings relate to (i) the termination of certain employees due to the integration and consolidation of certain acquisitions and (ii) the elimination of related party expenses and management fees in excess of amounts that would have been incurred by Iron Mountain for the services rendered. Additional cost savings that Iron Mountain expects to realize through integration of the acquisitions into Iron Mountain's operations have not been reflected herein.

          (E) Pro forma adjustments have been made to reflect additional depreciation and amortization expense on the fair value of the assets acquired and goodwill. Property and equipment are depreciated over three to 50 years, goodwill is amortized over 25 years and covenants not-to-compete are amortized over two to five years on a straight-line basis. Such depreciation and amortization may change upon final appraisal of the fair market value of the net assets acquired.

  (F) The pro forma adjustments to Interest Expense consist of the following:


                                                                                   December 31,
                                                                                       1996
                                                                                  (In millions)
Recent Acquisition Entries:
Reverse interest expense on debt not assumed  ................................       $ (0.9)
Record interest expense due to assumption of unfavorable lease liability in
   connection with the certain acquisitions  .................................          0.1

Use of Proceeds Entries:
Reverse interest expense on debt of Iron Mountain retired with proceeds of the Initial Public Offering, Note Offering and the closing of the Credit
   Agreement  ................................................................        (13.5)
Record interest expense related to the Senior Subordinated Notes,
   including amortization of deferred financing costs  .......................         17.3
Record interest expense related to borrowings under the Credit Agreement,
   including amortization of deferred financing cost  ........................          4.6
                                                                                     ------
       Total Acquisition and Proceeds Adjustments  ...........................       $  7.6
                                                                                     ======

Safesite Entries:
Reverse interest expense on debt retired  ....................................       $ (0.0)
Record interest expense on additional debt incurred to finance the Merger               1.1
                                                                                     ------
      Total Safesite Adjustments                                                     $  1.1
                                                                                     ======

          The impact of a one-eighth of one percentage point change in the interest rate on pro forma borrowings under the Credit Agreement for 1996 is $0.1 million.

         (G) Pro forma adjustments have been made to adjust the provision for income taxes to a 40% rate on pro forma income before nondeductible goodwill amortization and other nondeductible expenses.

         (H) Pro forma adjustments have been made to adjust the pro forma weighted average common and common equivalent shares outstanding as if the Initial Public Offering and the Merger had occurred on January 1, 1996. For pro forma purposes, the calculation of the number of shares and options to be issued in the Merger is based on a Determination Price of $28.50 (the mid-point of the collar).

                         MARKET PRICES AND DIVIDEND DATA

         Iron Mountain first issued its Common Stock to the public in February 1996. The following table sets forth the high and low sales prices on the Nasdaq National Market.



                                                      High           Low
                                                      ----           ---
                                                          Sale Prices
                                                          -----------
1996
      First Quarter (from February 1, 1996).........  $16.25         $13.75
      Second Quarter................................   21.00          14.50
      Third Quarter.................................   30.50          20.50
      Fourth Quarter................................   32.00          28.50
1997
      First Quarter ................................  $31.00         $21.50
      Second Quarter (through May 2, 1997) .........   25.25          23.25

     On February 19, 1997, the trading day prior to the announcement of the Merger, the closing sales price of the Iron Mountain Common Stock, as reported on the Nasdaq National Market was $27.125. On May 2, 1997 the closing sales price of the Iron Mountain Common Stock, as reported on the Nasdaq National Market, was $24.50. As of May 2, 1997, there were 9,686,732 shares of Iron Mountain Common Stock outstanding held by 68 holders of record and 454,590 shares of Nonvoting Common Stock outstanding held by 2 holders of record. Iron Mountain believes there are more than 1,750 beneficial owners of Iron Mountain Common Stock.


     Iron Mountain does not currently pay dividends on the Iron Mountain Common Stock. The Iron Mountain Board currently intends to retain future earnings, if any, for the development of Iron Mountain's businesses and does not anticipate paying cash dividends on the Iron Mountain Common Stock in the foreseeable future. Future determinations by the Iron Mountain Board to pay dividends on the Iron Mountain Common Stock would be based primarily upon the financial condition, results of operations and business requirements of Iron Mountain. Dividends, if any, would be payable in the sole discretion of the Iron Mountain Board out of the funds legally available therefor. In addition, Iron Mountain is currently restricted under the terms of the Credit Agreement and the Note Indenture from declaring or paying cash dividends on its Common Stock. See "Description of Iron Mountain Capital Stock."


     No established public trading market exists for the Safesite Common Stock and, accordingly, no market price information is available with respect thereto. Safesite has never paid cash dividends on the Safesite Common Stock. As of May 2, 1997, there were 9,118,297 shares of Safesite Common Stock outstanding and 81 holders of record.

                   DESCRIPTION OF IRON MOUNTAIN CAPITAL STOCK

     The following description of the capital stock of Iron Mountain and certain provisions of the Iron Mountain Restated Certificate and Iron Mountain By-Laws is a summary and is qualified in its entirety by reference to the Iron Mountain Restated Certificate and the Iron Mountain By-Laws.


     Iron Mountain's authorized capital stock consists of 13,000,000 shares of Iron Mountain Common Stock, 1,000,000 shares of Nonvoting Common Stock, $.01 par value per share (the "Nonvoting Common Stock"), and 2,000,000 shares of Preferred Stock. No shares of Preferred Stock have been issued. There were 9,686,732 shares of Iron Mountain Common Stock and 454,590 shares of Nonvoting Common Stock issued and outstanding, held by 68 and 2 holders of record, respectively, as of May 2, 1997. The Iron Mountain Board has voted to recommend that the Iron Mountain stockholders approve an amendment to the Iron Mountain Restated Certificate to increase the number of authorized shares of Iron Mountain Common Stock from 13,000,000 to 20,000,000.



Common Stock

     The rights of holders of the Iron Mountain Common Stock and the Nonvoting Common Stock are identical in all respects except voting and convertibility.

     Dividends. Holders of record of shares of Iron Mountain Common and Nonvoting Common Stock on the record date fixed by the Iron Mountain Board are entitled to receive such dividends as may be declared by the Iron Mountain Board out of funds legally available for such purpose. No dividends may be declared or paid in cash or property on any share of either class, however, unless simultaneously the same dividend is declared or paid on each share of the other class. In the case of any stock dividend, holders of each class are entitled to receive the same percentage dividend (payable in shares of that class) as the holders of the other class.

     Iron Mountain is currently restricted under the terms of the Credit Agreement from paying cash dividends on the Iron Mountain Common and Nonvoting Common Stock. Even if funds were to be available, Iron Mountain does not intend to pay dividends in the foreseeable future.

     Voting Rights. Except as otherwise required by law, on each matter submitted for a vote of stockholders, holders of shares of Iron Mountain Common Stock are entitled to one vote per share and holders of Nonvoting Common Stock are not entitled to vote.

     Under the Iron Mountain Restated Certificate, the vote of holders of at least 80% of the voting power of all outstanding shares of capital stock entitled to vote generally in the election of Directors, voting together as a single class (the "Voting Power"), is required for the amendment or repeal of, or the adoption of any provision inconsistent with, provisions of the Iron Mountain Restated Certificate establishing a classified Board of Directors. The vote of holders of at least 662/3% of the Voting Power is required for the amendment or repeal of, or the adoption of any provision inconsistent with, provisions of the Iron Mountain Restated Certificate authorizing the Preferred Stock, Iron Mountain Common Stock and Nonvoting Common Stock or specifying the terms of the Iron Mountain Common Stock and the Nonvoting Common Stock (including any amendment to increase any shares of authorized capital stock). Certain other provisions also require such a 662/3% vote. See "--DGCL and Certain Provisions of the Iron Mountain Restated Certificate and the Iron Mountain By-Laws." There are no cumulative voting rights in the election of the Iron Mountain Board.

     Conversion Provisions. Shares of Nonvoting Common Stock are convertible, at any time at the option of the holder, on a share-for-share basis into shares of Iron Mountain Common Stock without the payment of any additional consideration; provided that the conversion of any shares of Nonvoting Common Stock by a "bank holding company" under the Bank Holding Company Act of 1956, as amended, or an affiliate thereof is prohibited if the conversion of the total number of shares of Nonvoting Common Stock held by such holder would cause it to be in violation of such Act.

     Liquidation Rights. Upon liquidation, dissolution or winding-up of Iron Mountain, the holders of Iron Mountain Common Stock and Nonvoting Common Stock are entitled to share ratably (based on the number of shares held) in all assets available for distribution after payment in full of creditors and payment in full to any holders of Preferred Stock then outstanding of any amount required to be paid under the terms of such Preferred Stock.

     Other Provisions. The outstanding shares of Iron Mountain Common Stock and Nonvoting Common Stock are, and the shares of Iron Mountain Common Stock to be issued in connection with the Merger will be, upon issuance, validly issued, fully paid and nonassessable. In any merger, consolidation or business combination, holders of each class will receive identical consideration, except that in any such transaction in which shares of stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ between the two classes. Neither class may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other class is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

     The Iron Mountain Board has the power to issue shares of authorized but unissued Iron Mountain Common Stock, Nonvoting Common Stock and Preferred Stock without further stockholder action. The holders of Iron Mountain Common Stock and Nonvoting Common Stock are not entitled to preemptive or subscription rights.


Preferred Stock

     The 2,000,000 authorized and unissued shares of Preferred Stock may be issued with such designations, preferences, limitations and relative rights as the Iron Mountain Board may authorize including, but not limited to: (i) the distinctive designation of each series and the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series; (iii) the dividend rate on the shares of such series, any restriction, limitation or condition upon the payment of such dividends, whether dividends shall be cumulative, and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable; (v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series; (vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution or winding-up of Iron Mountain or the distribution of its assets; and (vii) the price or rates of conversion at which, and the terms and conditions on which the shares of such series may be converted into other securities, if such shares are convertible. Although Iron Mountain has no present intention to issue shares of Preferred Stock, the issuance of Preferred Stock, or the issuance of rights to purchase such shares, could discourage an unsolicited acquisition proposal and the rights of holders of Iron Mountain Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future.


DGCL and Certain Provisions of the Iron Mountain Restated Certificate and the Iron Mountain By-Laws

     The Iron Mountain Restated Certificate and the Iron Mountain By-Laws contain certain provisions that could delay or make more difficult the acquisition of Iron Mountain by means of a tender offer, a proxy contest or otherwise. These provisions, are described below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Iron Mountain first to negotiate with Iron Mountain. Iron Mountain believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Iron Mountain outweigh the disadvantages of discouraging such proposals because, among other things, negotiations with respect to such proposals could result in an improvement of their terms.

     Classified Board of Directors. The Iron Mountain Restated Certificate and the Iron Mountain By-Laws provide for a Board of Directors that is divided into three classes of Directors, as nearly equal in number as possible, with the term of each class expiring in a different year. See "Management of Iron Mountain--Directors, Executive Officers and Certain Other Officers." The Iron Mountain By-Laws provide that the number of Directors will be fixed from time to time exclusively by the Iron Mountain Board, but shall consist of not more than 15 nor less than 3 Directors. The classified Iron Mountain Board is intended to promote continuity and stability of Iron Mountain's management and policies since a majority of the Directors at any given time will have prior experience as Directors of Iron Mountain. Such continuity and stability facilitates long-range planning of Iron Mountain's business and ensures the quality of its business operations. The classification of Directors has the effect of making it more difficult to change the composition of the Iron Mountain Board. At least two annual stockholder meetings, instead of one, would be required to effect a change in the majority control of the Iron Mountain Board, except in the event of vacancies resulting from removal (in which case the remaining Directors will fill the vacancies so created). See "--Removal of Directors; Filling Vacancies on the Iron Mountain Board."

     Removal of Directors; Filling Vacancies on the Iron Mountain Board. The Iron Mountain Restated Certificate and Iron Mountain By-Laws provide that an Iron Mountain Director may be removed by the stockholders only for cause at any time during such director's term of office by affirmative vote of the holders of at least 80% of the Voting Power.

     The Iron Mountain By-Laws and the Iron Mountain Restated Certificate both provide that a vacancy on the Iron Mountain Board, including a vacancy created by an increase in the size of the Iron Mountain Board by the Directors, may be filled by a majority of the remaining Directors or by a sole remaining Director, or if no Directors remain, then by the stockholders. The Iron Mountain Restated Certificate also provides that any Director elected by the Iron Mountain Board to replace another Director of a given class of Directors will hold office until the next election of such class of Directors. These provisions are to ensure that a third party would be precluded from removing incumbent Directors and simultaneously gaining control of the Iron Mountain Board by filling the vacancies created by such removal with its own nominees. Moreover, even if the holders of the outstanding Iron Mountain Common Stock were to vote to remove Directors for cause, only the remaining Directors would have the power to fill the vacancies created by such removal, unless such vote provided for the removal of the entire Iron Mountain Board for cause.

     Amendment of Certain Provisions of the Iron Mountain Restated Certificate and the Iron Mountain By-Laws. The Iron Mountain Restated Certificate and the Iron Mountain By-Laws contain provisions requiring the affirmative vote of the holders of at least 662/3% of the Voting Power to amend certain provisions of the Iron Mountain Restated Certificate and the Iron Mountain By-Laws. This supermajority voting provision also applies to (i) the provisions of the Iron Mountain Restated Certificate authorizing Iron Mountain to release its Directors from any liability for monetary damages as a result of any breach of their fiduciary duties, with certain exceptions mandated by the DGCL, and (ii) the provisions allowing for the indemnification of officers and Directors of Iron Mountain. The Iron Mountain Restated Certificate provides that the Iron Mountain By-Laws may be amended only by a majority of the full Iron Mountain Board or by the stockholders holding at least 662/3% of the Voting Power. The DGCL provides that by-laws may not be amended by a corporation's Board of Directors unless the corporation's certificate of incorporation expressly authorizes such amendments by the Board of Directors; the Iron Mountain Restated Certificate includes such a provision. Under the Iron Mountain Restated Certificate, at least 80% of the Voting Power is required to approve amendments to those provisions of the Iron Mountain Restated Certificate or Iron Mountain By-Laws establishing a classified Board, specifying notice requirements for stockholder nominations of Directors or business to be brought by a stockholder before an annual meeting and limiting the rights of stockholders to remove Directors or fill vacancies on the Iron Mountain Board, to call special meetings or to effect actions by written consent.

     Stockholder Actions and Meetings. Iron Mountain's Restated Certificate provides that stockholder action may be taken only at an annual or special meeting of stockholders and prohibits stockholders action by written consent in lieu of a meeting. The Iron Mountain Restated Certificate and Iron Mountain By-Laws provide that special meetings of stockholders can be called by the Chairman of the Board of Directors, if any, or the Iron Mountain Board pursuant to a resolution approved by a majority of the members of the Iron Mountain Board. The business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the Iron Mountain Board. The Iron Mountain By-Laws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Iron Mountain Board, of candidates for election as directors and with regard to business brought before an annual meeting of stockholders of Iron Mountain.

     Delaware Anti-Takeover Statute. Subject to certain exceptions set forth therein, Section 203 of the DGCL provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified therein, an interested stockholder is defined to mean any person that (a) is the owner of 15% or more of the outstanding voting stock of the corporation or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date, or any affiliate or associate of such person referred to in (a) or (b) of this sentence. Under certain circumstances,
Section 203 of the DGCL makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or by-laws, elect not to be governed by this section, effective twelve months after adoption. The Iron Mountain Restated Certificate and the Iron Mountain By-Laws do not exclude Iron Mountain from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring Iron Mountain to negotiate in advance with the Iron Mountain Board.


Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Iron Mountain Common Stock is The First National Bank of Boston, 150 Royall Street, Canton, Massachusetts 02021 (telephone number (617) 575-2000).

                             DESCRIPTION OF SAFESITE

History

     Safesite was founded by Golisano in June 1986 when he purchased a small records retention business in Rochester, New York. Several months later he joined with Wayman to establish a Boston-area branch and pursue expansion. During the following thirty months, branches were established in seven additional markets. In most cases, a separate corporation was formed in which the local manager became a stockholder along with Wayman or Golisano. In 1989, fourteen stockholders of eight corporations determined that consolidation into a single company would enhance opportunities for growth and, on December 18, 1989, Safesite was incorporated and all eight constituent corporations were merged into it.

     Safesite currently conducts a records management business in 14 cities. Each branch is self-contained, with its own sales staff, data processing and storage facilities. A branch manager directs operations. Ten of these markets overlap with Iron Mountain operations, while four represent new markets. Safesite has a diversified base of over 7,000 customer accounts. Safesite's principal services include hard copy storage, medical records storage, inter-filing of medical records, computer, media storage, pickup, delivery and destruction services and customized reporting. Safesite also sells storage materials and provides consulting and other records-related services.

     Corporate headquarters, located in Billerica, Massachusetts, provides central purchasing, financial controls, training and coordination to the branches.


The Safesite Approach to the Records Storage Market; Safesite Customers

     Safesite approaches the market for records management and storage with a full range of services. Safesite offers a free in-depth analysis of a company's records management costs and practices. This analysis frequently results in sales by revealing hidden costs involved in traditional records management and highlighting economies and efficiencies in the Safesite approach.

     Safesite's customer base is diversified in terms of revenue and industry concentration. Safesite has over 7,000 customer accounts. Safesite tracks customer accounts, which are based on invoices. Accordingly, depending on how invoices had been arranged at the request of a customer, one organization may represent multiple customer accounts. Safesite targets smaller volume accounts (typically less than 2,500 Cartons). Safesite also has a concentration in medical records storage customers.

     Safesite services accounts of all sizes, from small businesses and professional groups to Fortune 500 companies. No account or related set of accounts currently generates more than seven percent of Safesite's revenues. In certain branches one or a few customers may account for a substantial portion of the revenue. These generally tend to be hospital or hospital related accounts, the loss of which could adversely impact Safesite's financial condition and results of operations.


Storage Revenues

     Safesite derives a substantial portion of its revenues from fixed periodic (usually monthly) fees charged to customers for storage of hard copy records. Storage revenues have grown every quarter since inception and have represented approximately 44% of Safesite's total revenues in each of the last three years. Once a customer places a record in storage with Safesite and until that record is destroyed or permanently removed (for which Safesite typically receives a service fee), Safesite receives recurring payments of fixed periodic fees without incurring additional labor or marketing expenses or significant capital costs. The stable and growing storage base also provides the foundation for increases in EBITDA from service activities and sales of storage materials.

     Safesite has not experienced a reduction of its business as a result of past general economic downturns, although there can be no assurance that this would be the case in the future.

     Safesite's customers have on average generated additional Cartons at a faster rate than stored Cartons have been destroyed or permanently removed. Safesite believes the consistent growth of its storage revenues is the result of a number of additional factors, including: (i) the trend toward increased records retention; (ii) customer satisfaction with Safesite's services; and
(iii) the costs and inconvenience of moving storage operations in-house or to another provider of records management services.


Safesite Services

     Safesite's records management business is composed of many services, each of which is designed to meet a customer's requirement and is marketed and priced as a distinct product or enhancement. The more active the storage for a customer (i.e., the more services used), the higher the revenue from such customer. Prices vary by location, based on competitive factors.

     "Hard Copy Storage" is the storage of paper business records. In order to have efficient handling and storage on shelving in Safesite's facility, customers generally use standard-sized, corrugated cardboard cartons. Hard copy paper records are picked up, indexed and stored on shelving within Safesite's facilities. Records can be retrieved and delivered to the customer within two hours and are available around the clock every day.

     "Medical Records Storage" is the storage of hospital patient records in open shelving in color-coded, terminal digit order, the same indexing system used at the hospital. It reflects a more active records management and hence is not required to be boxed. Because state regulations require hospitals to retain patient records for periods ranging from 7 to 30 years, such storage imposes large physical space requirements and concomitant labor expenses upon hospitals. Many hospitals find it easier and more cost effective to store such records (at least those more than two or three years old) off-site. Safesite, in essence, becomes the hospital's remote records room, providing, in addition to storage and retrieval, Inter-filing and Integrity Checking Service (described below), each for an additional fee.

     "Inter-filing" is the service whereby additions to patients' records are placed in the appropriate file by Safesite. "Integrity Checking Service" assures the customer that the documents which are supposed to be in a particular file are in fact there.

     "Computer Media Storage" is the storage and management of electronic media storage devices in all forms in a specially designed vault within the Safesite storage area. Typically of concrete and steel construction, these rooms are humidity and temperature controlled and protected against fire by a Halon 1001 System. Access is controlled and monitored by special locks, infrared and motion detection sensors, video cameras and alarms. Electronic media come in many forms which are constantly changing with changes in technology. Standard containers are required of customers in order to handle their media devices efficiently and safely. The most common containers protect 10-1/2 inch reel tape, removable hard disks, 3480 cartridges, floppy diskettes, optical disks, video and audio tape, microfilm and microfiche.

     The stored computer media range from very active to totally inactive, and most customers have some of both. The active media are those for which a customer requests daily, weekly or monthly rotation for back-up purposes. Thus, Safesite will retrieve a particular disk, deliver it to a customer anywhere in the country, pickup a new back-up disk and return it to the vault for indexing and storage until the next rotation back to such customer. Customers may also subscribe to Safesite's "Electronic TeleVaulting Service" which performs backup of a customer's PC network over the telephone at night after the customer's business is closed. The vault is also used for storage of valuable or historical documents.

     "Pickup and Delivery Services" are provided to customers with Safesite's unmarked vans. The charges for these services vary, based on regular or special service delivery options.

     "Destruction Services" are provided when a customer's paper documents exceed the customer's requirement for retention (the legal or personal standards which are determined solely by the customer). Utilizing its computerized inventory control system, Safesite notifies each customer sixty days prior to destruction of the identity of stored files which are eligible for destruction in accordance with such customer's standards. The customer can then advise Safesite whether any of the files are to be retained for a further period. Actual removal, shredding and destruction are provided through a third party contractor. If requested by the customer, a Safesite employee will view the destruction and certify the fact to the customer for an additional charge.

     "Labor, Packing, Indexing and Other Services" relieve a customer of various aspects of the record maintenance and storage tasks and are performed by experienced, trained records specialists. Proper filing and indexing assures the customer that its records are packed correctly and are easily accessed through Safesite's computer system.

     Safesite will also provide customers with microfilm or microfiche service and tape or disk restoration through third party contractors at competitive prices. Document restoration (through freeze drying soaked records) is also provided.

     In addition to offering its customers records management consulting, Safesite offers contingency planning assistance and disaster recovery services.

     A special service offered by Safesite is relocation of media libraries where, on a test or permanent basis, a customers's entire media library is moved by secure, temperature controlled vans to a new site. When distance and time are important, Safesite's "Silver Bullet Service" provides jet aircraft for the relocation of media libraries.

     Safesite also offers escrow services for customers who need a secure third party location for source codes and similar information related to acquired software licenses.

     Safesite offers its customers a variety of supplies related to their storage needs. Archival supplies are principally boxes of various dimensions to hold customer paper records. Vault supplies consist principally of containers for the various computer media devices stored. Safesite also offers customers shelving for on-site storage.


Inventory Control/Security

     Safesite uses a comprehensive computerized inventory, activity and invoice reporting system, all based on a PC computer at each branch. Each carton or media container is indexed and, if requested by the customer, each file within the carton or tape within the container is also indexed. The customer is provided monthly a complete computer report (customized to the customer's requirements) of all activity or services concerning each file. The customer's monthly invoice is generated from this report.

     The software system developed by Safesite, SafeFax, is proprietary to it. Customers can have on-line access to Safesite's data concerning a customer's stored records or media.

     All Safesite branches use bar coding. Thus, in addition to numeric indexing, a carton or media container is labeled with a bar code which can be read by a portable scanner. The scanner is used to record each time a carton is removed from storage, put on a van, delivered to the customer, picked up and return to storage. Use of the bar code and scanner eliminates the need to write down the information at each step and avoids errors.

     Security is a deliberately planned and continuing part of Safesite's operations. In addition to 24 hour fire and electronic security monitoring systems, it includes training each employee in Safesite's security procedures as well as using unmarked vans for transportation of files and leaving the Safesite name off all buildings or storage facilities.


Employees

     As of December 31, 1996, Safesite had a total of 371 employees, 264 full-time, 12 part-time and 95 temporary. The corporate headquarters was staffed by 18 persons and the branches were staffed by the remaining employees.

     Safesite branch managers are responsible for additional sales to existing accounts. Salespersons pursue other potential accounts under the supervision of district sales managers. Both the branch managers and the district sales managers report to regional managers. As of December 31, 1996, Safesite had 14 branch managers, 3 district sales managers and 3 regional managers.

     Safesite has never had a work stoppage and none of its employees is represented by a labor organization. Safesite believes that it provides working conditions, wages and benefits that are competitive with other employers of persons with similar skills and considers its employee relations to be good.

     Safesite has adopted a compensation plan for its regional managers, district managers, branch managers and salespersons which provides substantial incentives to increase sales while maintaining service.


Competition

     Safesite competes with a few other national companies, one of which is Iron Mountain, as well as a large number of local and regional concerns. Absent national considerations, Safesite's management believes that the most significant limiting factor on the market for any branch is the distance from the branch to the customer's office and that the maximum feasible distance is approximately fifty miles or a two-hour drive. Within that area, Safesite's management believes that the most significant factor in competition is price.

     The largest number of potential competitors for off-site storage are storage lockers and mini-storage facilities in each area in which Safesite branches are located. Such facilities usually lack the features and services available at Safesite. Competition also comes from the numerous local moving and storage companies that offer some degree of records storage. Located in each of the markets where Safesite does business, these companies have ample storage facilities but frequently fail to offer the full range of services such as management reporting, 24-hour accessability and special vaults for media protection.

     Offering somewhat higher levels of services (and higher prices) are regional records management companies. Several of such companies have offices in the cities in which Safesite branches are located. Within regional groups are some firms that specialize in media storage only or in medical records storage only. Further, Safesite faces competition from the internal document handling capability of its current and potential customers.

     The substantial portion of Safesite's revenues have been derived from the storage of paper documents and from related services. Such storage requires significant physical space. Alternative technologies for generating, capturing, managing, transmitting and storing information have been developed, many of which require significantly less space than paper. Such technologies include computer media, microforms, audio/video tape, film, CD-ROM and optical disk. None of these technologies has replaced paper as the principal means for storing information. However, there can be no assurance that one or more non-paper-based technologies (whether now existing or developed in the future) may not in the future significantly reduce or supplant the use of paper as a preferred medium, which could in turn adversely affect Safesite's business.


Properties

     As of December 31, 1996, Safesite leased 26 records management facilities, for a total of 760,000 square feet of space, of which 10,000 square feet were used for the corporate office. Leases expire at various times through 2008. The leased facilities generally have initial lease terms of 10 years, some with options to renew for one or two additional 5-year periods. The weighted average remaining term of the leases on these facilities is approximately 6.7 years. In addition, some of the leases contain either a purchase option or a right of first refusal upon the sale of the property. The leases include three properties leased from affiliates of Safesite. See Note 5 of Notes to Safesite's Financial Statements.

     As of December 31, 1996, Safesite leased the following records management facilities in the geographic locations indicated below.

                                                     Records
                                                     Management
State                                                Facilities
-----                                                ----------
Arizona                                                2
California                                             2
Colorado                                               1
Georgia                                                3
Illinois                                               2
Massachusetts                                          2
Michigan                                               3
New York                                               4
North Carolina                                         1
Ohio                                                   3
Virginia                                               2
Washington                                             1
                                                      --
        Total                                         26


     When hard copy storage at a facility reaches 80% of capacity, Safesite will seek additional space, generally from 30,000 to 40,000 square feet. If such space is not readily available in the same building, Safesite will seek it within the market area. Some archival type (non-active) records stored at the first site will be relocated to the second, as will new records of that type. The second site will generally have no office or vault.


Insurance

     Safesite carries comprehensive property insurance with insurers that it believes to be reputable and in amounts that it believes to be appropriate, covering replacement cost of real and personal property, including improvements. Subject to sub-limits, the policy also covers extraordinary expenses associated with business interruption, subject to certain deductibles. Safesite also maintains general liability and excess liability insurance covering bodily injury, property damage and personal injury.

     Safesite's standard form of contract sets forth an agreed maximum value for each carton or other storage unit held by Safesite as a limitation on liability for loss or damage, as permitted under the Uniform Commercial Code. In contracts containing such limits, such values are nominal, and Safesite believes that in typical circumstances its liability would be so limited in the event of loss or damage relating to the value of information stored on media held by Safesite.


Environmental Matters

     Under various Environmental Laws, an owner of real estate or a lessee conducting operations thereon may become liable for the costs of investigation, removal or remediation of soil and groundwater contaminated by certain hazardous substances or wastes or petroleum products. Certain such laws impose cleanup responsibility and liability without regard to whether the owner or operator of the real estate or operations thereon knew of or was responsible for the contamination, and whether or not operations at the property have been discontinued or title to the property has been transferred. In addition, the presence of such substances, or the failure to properly remediate such property may adversely affect the current property owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. The owner or operator of contaminated real estate also may be subject to common law claims by third parties based on damages and costs resulting from off-site migration of the contamination.

     Certain Environmental Laws govern the removal, encapsulation or disturbance of ACMs. Such laws may impose liability for the release of ACMs and may enable third parties to seek recovery from owners or operators of real estate for personal injury associated with exposure to such substances. Safesite is aware of the presence of ACMs at some of Safesite's facilities, but believes that such materials are in acceptable condition at this time. Safesite believes that future costs related to any remediation of ACMs at these facilities will not be material, either on an annual basis or in the aggregate, although there can be no assurance with respect thereto.

     In addition, certain of the properties formerly or currently owned or operated by Safesite were previously used for industrial or other purposes that involved the use or storage of hazardous substances or petroleum products or the generation and disposal of hazardous wastes and, in some instances, included the operation of USTs. In addition, certain of such properties are adjacent to or near Superfund sites or other contaminated properties. In connection with its former and current ownership or operation of certain properties, Safesite may be potentially liable for environmental costs such as those discussed above.

     Safesite believes that it is in substantial compliance with all applicable material Environmental Laws. Safesite has not received any written notice from any governmental authority or third party asserting, and is not otherwise aware of, any material noncompliance, liability or claim relating to hazardous substances or wastes, petroleum products or material Environmental Laws applicable to its operations in connection with any of its present or former properties. However, no assurance can be given that there are no environmental conditions for which Safesite might be liable in the future or that future regulatory action, as well as compliance with future Environmental Laws, will not require Safesite to incur costs for or at its properties that could have a material adverse effect on Safesite's financial condition and results of operations.


Certain Transactions

     Golisano will be appointed a Class A Director of Iron Mountain following the Closing Date. Golisano is founder and Chairman of Safesite. Golisano has received no compensation from Safesite. However, he (and the other non-employee Directors of Safesite) received options under Safesite's 1990 Non-Qualified Stock Option Plan for Non-Employee Directors to purchase an aggregate of 15,000 shares of Safesite Common Stock at exercise prices of $2.40, $3.00 and $3.29 per share.

      Between May and December, 1993, Golisano loaned Safesite $3,000,000 at an interest rate equal to prime plus 2%. Golisano also joined with Wayman in May 1993 to guaranty a bank loan of $425,000 to Safesite. The bank loan and approximately $493,220 of Golisano's loan were repaid in July 1995 from a portion of the net proceeds of a sale of Safesite Common Stock. All Safesite stockholders were offered an opportunity to participate in such offering. The remaining principal amount of such loans was converted in July 1995 into shares of Safesite Common Stock as part of such offering at a price equal to $2.00 per share (the same price paid by Safesite stockholders in the offering).

     Safesite leases three facilities from Golisano or affiliates of Golisano and Wayman, one in Rochester, New York and two in Billerica, Massachusetts. During 1994, 1995 and 1996, Safesite paid rent in the amount of approximately $567,000, $597,000 and $633,000, respectively, under such leases. Each such lease is, in the opinion of Safesite's management, on commercially reasonable terms, no less favorable to Safesite than could have been obtained from an unaffiliated party at the time of the transaction. In connection with the Merger, Golisano and such affiliates have agreed to sell the properties for an aggregate of $7.3 million. Closing the sales of such properties is a condition to closing the Merger.


Legal Proceedings

     Safesite is involved in litigation from time to time in the ordinary course of business. In the opinion of management, no material legal proceedings are pending to which Safesite, or any of its properties, is subject.

Safesite's Selected Financial and Operating Information

     The following tables present selected financial and operating information relating to the financial condition and results of operations of Safesite over the past five years, and should be read in conjunction with "--Management's Discussion and Analysis of Financial Condition and Results of Operations" and with Safesite's Financial Statements and the Notes thereto included elsewhere in this Proxy Statement.


                                                                       Year Ended December 31,
                                                                      ------------------------
                                                      1992         1993           1994           1995         1996
                                                      ----         ----           ----           ----         ----

Statements of Operations Data:                                (In thousands, except per share and Carton data)
Revenues:
        Storage...................................      $3,580      $4,780        $5,886         $7,059       $8,300
        Service and Storage Material Sales........       5,474       6,107         7,350          8,955       10,709
                                                       -------     -------      --------        -------     --------
              Total Revenues......................       9,054      10,887        13,236         16,014       19,009
Operating Expenses:
        Cost of Sales (Excluding
            Depreciation).........................       4,663       6,486         6,665          8,054        9,463
        Selling, General and Administrative.......       5,818       4,642         4,975          6,444        7,587
        Depreciation and Amortization.............         582         804           622            657          800
                                                      --------    --------      --------       --------       ------
              Total Operating Expenses............      11,063      11,932        12,262         15,155       17,850
                                                       -------      ------      --------       --------       ------
Operating Income (Loss)                                 (2,009)     (1,045)          974            859        1,159
Interest Expense..................................          20         183           311            209           34
                                                      --------    --------      --------       --------      -------
Income (Loss) before Provision for Income
   Taxes..........................................      (2,029)     (1,228)          663            650        1,125
                                                     ---------   ---------      --------       --------       ------
Provision for Income Taxes........................      -               15            49             64          125
                                                     ---------    --------      --------       --------       ------
Net Income (Loss) before Extraordinary Item.......      (2,029)     (1,243)          614            586        1,000
Extraordinary Gain on Retirement of Debt..........      -              335           -              -            -
                                                     ---------     -------      --------       --------       ------
Net Income (Loss).................................    $ (2,029)      $(908)         $614           $586       $1,000
                                                     =========     =======      ========       ========       ======
Net Income (Loss) Before Extraordinary Item
   per Common and Common Equivalent
   Share..........................................     $(0.28)     $(0.17)         $0.08          $0.07        $0.11
Net Income (Loss) per Common and Common
   Equivalent Share...............................     $(0.28)     $(0.12)         $0.08          $0.07        $0.11
Weighted Average Common and Common
   Equivalent Shares Outstanding..................       7,332       7,332         7,382          8,292        9,171


                                      103


                                                                       Year Ended December 31,
                                                                      ------------------------
                                                      1992         1993           1994           1995         1996
                                                      ----         ----           ----           ----         ----
Other Data:
EBITDA(1)     ....................................    $(1,427)      $(241)        $1,596         $1,516       $1,959
EBITDA as a Percentage of Total Revenues..........      (15.8)%      (2.2)%         12.0%           9.5%        10.3%
Capital Expenditures..............................     $1,038       $ 762         $  733         $1,718       $1,984
Approximate Cartons in Storage at end of
     Period (in millions)(2)......................         --          --            1.6            2.0          2.4

                                                                       Year Ended December 31,
                                                                      ------------------------
                                                      1992         1993           1994           1995         1996
                                                      ----         ----           ----           ----         ----
Balance Sheet Data:
Cash and Cash Equivalents.........................    $  -         $  299         $  545         $  297       $  221
Total Assets......................................     3,500        3,639          4,552          5,467        7,064
Total Debt........................................       350        3,550          3,550            200          225
Stockholders' Equity (Deficit)....................      (257)      (1,165)          (551)         3,566        4,567
-------------------


(1) Earnings before interest, taxes, depreciation, amortization and extraordinary items ("EBITDA"). See "--Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Liquidity and Capital Resources" for discussions of other measures of performance determined in accordance with GAAP and Safesite's sources and applications of cash flow.

(2)  Carton information is not available for 1992 and 1993.


Management's Discussion and Analysis of Financial Condition and Results of Operations

     The following discussion should be read in conjunction with the Safesite's Selected Financial and Operating Information and Safesite's Financial Statements and the Notes thereto and the other financial and operating information included elsewhere in this Proxy Statement. All dollar amounts are expressed in thousands.

Overview

     Safesite's primary financial objective is to increase its net income. Safesite has benefited from growth in net income, which has increased from a net loss of $908 for 1993 to net income of $1,000 for 1996. Net income for 1996 increased 70.8% over 1995 net income, which was $586.

     Safesite's revenues consist of storage revenues and service and storage material sales revenues. Storage revenues are derived from charges for storing records (either on a per unit or a per cubic foot of records basis), and have accounted for approximately 44% of total revenues in each of the last three years. Service and storage material sales revenues are derived primarily from Safesite's courier operations (consisting primarily of the pickup and delivery of records upon customer request), additions of new records, temporary removal of records from storage, refiling of removed records, destruction of records, permanent withdrawals from storage and sales of specially designed storage containers and related supplies. Customers are generally billed on a monthly basis on contractually agreed-upon terms.

     Safesite's total revenues have increased from $10,887 for 1993 to $19,009 for 1996. The compound annual growth rate of 20% in revenues was generated from increased sales to existing customers as well as sales to new customers, as Safesite has never acquired a records management company. While the larger companies in the industry have focused on large volume accounts, Safesite has continued to focus on the smaller customer accounts where pricing and margins tend to be more attractive. Safesite has however, experienced the pricing pressures felt throughout the industry.

     Cost of sales (excluding depreciation) consists primarily of wages, facility occupancy costs, vehicle and other equipment costs and supplies. Of these, the most significant are wages and facility occupancy costs. Over the past several years, Safesite has been able to reduce per Carton storage costs by: (i) designing racking systems and operating space to maximize facility storage efficiency; (ii) negotiating favorable facility leases; and (iii) leasing larger facilities, which, when filled, are less expensive per Carton to operate.

     Selling, general and administrative expenses consist primarily of management, administrative, sales and marketing wages and benefits, and also include travel, communications, professional fees, bad debts, training, office equipment and supplies expenses.

     Safesite's depreciation and amortization charges result primarily from the capital-intensive nature of the records management industry. The principal components of depreciation relate to racking systems and related equipment, leasehold improvements, equipment for new facilities and computer systems.

Results of Operations

     The following table sets forth, for the periods indicated, information derived from Safesite's statements of operations, expressed as a percentage of revenues.


                                                                         Year Ended December 31,
                                                                         -----------------------

                                                                1994              1995               1996
                                                         -----------------------------------------------------

Revenues:
   Storage                                                      44.5%             44.1%              43.7%
   Service and Storage Material Sales                           55.5              55.9               56.3
                                                             --------          --------            -------
     Total Revenues                                            100.0             100.0              100.0
                                                             --------          --------            -------
Operating Expenses:
   Cost of Sales (Excluding Depreciation)                       50.4              50.3               49.8
   Selling, General and Administrative                          37.6              40.2               39.9
   Depreciation and Amortization                                 4.6               4.1                4.2
                                                             --------          --------           -------
     Total Operating Expenses                                   92.6              94.6               93.9
                                                             --------          --------           -------
Operating Income                                                 7.4               5.4                6.1
Interest Expense                                                 2.4               1.3                0.2
                                                             --------          --------           --------
Income before Provision for Income Taxes                         5.0               4.1                5.9
Provision for Income Taxes                                       0.4               0.4                0.6
                                                             --------          --------           --------
Net Income                                                       4.6%              3.7%               5.3%
                                                             ========          ========           ========

EBITDA                                                          12.0%              9.5%              10.3%
                                                             ========          ========           ========



Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Storage revenues increased from $7,059 for 1995 to $8,300 for 1996, an increase of $1,241 million or 17.6%. The storage revenues growth resulted primarily from net increases in Cartons stored by existing customers and from sales to new customers.

     Service and storage material sales revenues increased from $8,955 for 1995 to $10,709 for 1996, an increase of $1,754 or 19.6%. The increase resulted from increases in service and storage material sales to existing customers and the addition of new customer accounts.

     For the reasons discussed above, total revenues increased from $16,014 for 1995 to $19,009 for 1996, an increase of $2,995 or 18.7%.

     Cost of sales (excluding depreciation) increased from $8,054 for 1995 to $9,463 for 1996, an increase of $1,409 million or 17.5%, and decreased as a percentage of revenues from 50.3% for 1995 to 49.8% for 1996. The $1,409 increase resulted primarily from an increase in Cartons stored and labor related to services provided. The decrease as a percentage of revenues was due primarily to increased storage efficiencies resulting from relocations to, or additions of, newer, higher density facilities as well as increased utilization of storage capacity.

     Selling, general and administrative expenses increased from $6,444 for 1995 to $7,587 for 1996, an increase of $1,143 or 17.7%, and decreased as a percentage of revenues from 40.2% for 1995 to 39.9% for 1996. The $1,143 increase was due primarily to increases in the sales force, administrative staffing, and the start up of three new branches during 1996.

     Depreciation and amortization expenses increased from $657 for 1995 to $800 for 1996, an increase of $143 or 21.6%, and increased as a percentage of revenues from 4.1% for 1995 to 4.2% for 1996. Depreciation and amortization expenses, both in absolute dollars and as a percentage of revenues, continued to increase, primarily as a result of Safesite's growth-related capital investments for racking systems and improvements to records management facilities.

     As a result of the foregoing factors, operating income increased from $859 for 1995 to $1,159 for 1996, an increase of $300 or 35.0%, and increased as a percentage of revenues from 5.4% to 6.1%.

     Interest expense decreased from $209 for 1995 to $34 for 1996. This decrease was due to the repayment in July 1995 of $3,550 in debt owed to three stockholders.

     As a result of the foregoing factors, income before provision for income taxes increased from $650 (4.1% of revenues) for 1995 to $1,125 (5.9% of revenues) for 1996, an increase of $475 or 73.2%. Provision for income taxes increased from $64 (0.4% of revenues) to $125 (0.6% of revenues). Safesite's effective tax rates for 1995 and 1996 were lower than statutory rates due to substantial tax loss carryforwards from prior years.

     Net income increased $414 from $586 (3.7% of revenues) for 1995 to $1,000 (5.3% of revenues) for 1996 as a result of the factors outlined above.

     As a result of the foregoing factors, EBITDA increased from $1,516 in 1995 to $1,959 in 1996, an increase of $443 or 29.2%, and increased as a percentage of revenues from 9.5% to 10.3%. These increases reflect continuing economies of scale and increased operating efficiencies.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Storage revenues increased from $5,886 for 1994 to $7,059 million for 1995, an increase of $1,173 or 19.9%. Storage revenues growth resulted from sales to new customers and increases in Cartons stored from existing customers.

     Service and storage material sales revenues increased from $7,350 for 1994 to $8,955 for 1995, an increase of $1,605 or 21.8%. This increase was due to an increase in services provided to existing and new customers.

     For the reasons discussed above, total revenues increased from $13,236 in 1994 to $16,014 for 1995, an increase of $2,778 or 21.0%.

     Cost of sales (excluding depreciation) increased from $6,665 for 1994 to $8,054 for 1995, an increase of $1,389 or 20.8%, and decreased as a percentage of revenues from 50.4% for 1994 to 50.3% for 1995. The $1,389 increase was due primarily to increases in storage capacity and labor. The decrease as a percentage of revenues was due primarily to increased storage efficiencies.

     Selling, general and administrative expenses increased from $4,975 for 1994 to $6,444 for 1995, an increase of $1,469 or 29.5%, and increased as a percentage of revenues from 37.6% for 1994 to 40.2% for 1995. The increase in such expenses, both in absolute amounts and as a percentage of revenues, was due primarily to a significant increase in the sales force as well as the establishment of a sales management group.

     Depreciation and amortization expenses increased from $622 for 1994 to $657 for 1995, an increase of $35 or 5.6%, and decreased as a percentage of revenues from 4.6% for 1994 to 4.1% for 1995. This increase in dollar amounts was due primarily to an increase in depreciation charges resulting from capital expenditures for racking systems and improvements to records management facilities and information systems.

     As a result of the foregoing factors, operating income decreased from $974 for 1994 to $859 for 1995, a decrease of $115, and decreased from 7.4% of revenues to 5.4% of revenues.

     Interest expense decreased from $311 for 1994 to $209 for 1995, a decrease of $102, due to the repayment in July 1995 of $3,550 of indebtedness owed to three stockholders.

     As a result of the foregoing factors, income before provision for income taxes decreased from $663 for 1994 (5.0% of revenues) to $650 for 1995 (4.1% of revenues), a decrease of $13. Provision for income taxes increased from $49 for 1994 (0.4% of revenues) to $64 for 1995 (0.4% of revenues). Safesite's effective tax rates for 1994 and 1995 were lower than statutory rates due to substantial tax loss carryforwards from prior years.

     Net income decreased from $614 (4.6% of revenues) for 1994 to $586 (3.7% of revenues) for 1995 as a result of the factors outlined above.

     As a result of the foregoing factors, EBITDA decreased from $1,596 for 1994 to $1,516 for 1995, a decrease of $80, and decreased as a percentage of revenues from 12.0% to 9.5%. The decrease in both dollars and percentage of revenue is a result of the increases in selling, general and administrative expenses as outlined above.

Liquidity and Capital Resources

     Safesite's primary sources of capital have been cash flows from operations and borrowings under a revolving line of credit. Historically, Safesite's uses of capital have been capital expenditures and costs associated with starting branches in new cities.

Capital Investments

     For 1994, 1995 and 1996, capital expenditures were $733, $1,718 and $1,984, respectively, and represented 5.5%, 10.7% and 10.4% of revenues, respectively. Safesite currently expects that its capital expenditures for 1997 will be approximately $2,000.

Sources of Funds

     During the years ended December 31, 1994, 1995 and 1996, Safesite generated cash flows from operations of $1,002, $1,380 and $1,872, respectively. At December 31, 1996, Safesite had estimated net operating loss carryforwards of approximately $800 for federal tax purposes. As a result of such loss carryforwards, cash paid for income taxes has historically been substantially lower than statutory rates.

Credit Arrangements of Safesite


     Safesite currently has a line of credit which provides for total borrowings not to exceed the lesser of $2,000 or the borrowing base. The interest rate on the line of credit is calculated at 0.5% over the bank's prime rate. The line of credit is secured by substantially all of the assets of Safesite and requires Safesite to meet certain financial covenants and ratios. As of December 31, 1996, Safesite had $1,525 available under this line of credit (based upon the borrowing base of approximately $1,750 as of December 31, 1996). Safesite was in compliance with all such covenants at December 31, 1996.

       COMPARISON OF RIGHTS OF STOCKHOLDERS OF IRON MOUNTAIN AND SAFESITE

     At the Effective Time, stockholders of Safesite will become stockholders of Iron Mountain. Set forth below is a comparison of the terms of the Safesite Common Stock and the terms of the Iron Mountain Common Stock, as well as a summary of other material differences between the rights of holders of Safesite Common Stock and the rights of holders of Iron Mountain Common Stock. This summary does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation of Safesite ("Safesite Certificate of Incorporation"), Safesite's Bylaws (the "Safesite By-Laws"), the Iron Mountain Restated Certificate, the Iron Mountain By-Laws and the more detailed description of the Iron Mountain Common Stock contained herein. See "Description of Iron Mountain Capital Stock." Both Iron Mountain and Safesite are incorporated in the State of Delaware.


Charter Amendments

     General Law. To authorize an amendment to the corporate charter, the DGCL generally requires the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon. The DGCL provides for any class or series of stock to vote as a class for the proposed amendment if the amendment would increase or decrease the number of authorized shares or change the number or par value of the aggregate authorized shares of a class or series, unless the charter provides otherwise. The DGCL also provides for class voting if the amendment would alter or modify the powers, preferences or special rights of the shares of such class to affect such class adversely.

     Safesite. The Safesite Certificate of Incorporation provides that the affirmative vote of holders of 662/3% of the shares of each class or series thereof of the issued and outstanding stock entitled to vote is required to amend the provisions in the Safesite Certificate of Incorporation pertaining to notice of nomination of Directors and meeting requirements for stockholder action. All other amendments to the Safesite Certificate of Incorporation require the vote of a majority of the stock present or represented at any meeting.

     Iron Mountain. The vote of holders of at least 662/3 or 80% of the Voting Power is required for the amendment of certain provisions of the Iron Mountain Restated Certificate. See "Description of Iron Mountain Capital Stock--Common Stock--Voting Rights" and "--DGCL and Certain Provisions of the Iron Mountain Restated Certificate and the Iron Mountain By-Laws--Amendment of Certain Provisions of the Iron Mountain Restated Certificate and the Iron Mountain By-Laws."


By-Law Amendments

     General Law. The DGCL provides that the by-laws of a corporation may be amended by the vote of a majority of the Board of Directors, if so provided in the charter. The DGCL similarly permits the Board of Directors of a corporation to amend a corporation's by-laws if so provided. The Board of Directors' authority to adopt, amend or repeal the by-laws of a corporation does not divest or limit the power of stockholders to adopt, amend or repeal by-laws. Any amendment by the Board of Directors to the by-laws may be subsequently changed by the affirmative vote of holders of a majority of the shares entitled to vote thereon.

     Safesite. The Safesite By-Laws generally provide that a vote of a majority of the stockholders or the Safesite Board may alter, amend, or repeal the Safesite By-Laws, or adopt new by-laws, at any regular meeting of the stockholders or of the Safesite Board or at any special meeting of the stockholders or of the Safesite Board if notice of such alteration, amendment, repeal or adoption of new by-laws is contained in the notice of such special meeting. However, any Safesite By-Law adopted by the Safesite Board may be amended or repealed by vote of the holders of shares entitled at the time to vote for the election of Directors.

     Iron Mountain. The requisite vote of Iron Mountain stockholders to amend the Iron Mountain By-Laws varies depending upon the provision in question. In addition, the Iron Mountain By-Laws may be amended by a majority of the full Iron Mountain Board. See "Description of Iron Mountain Capital Stock--DGCL and Certain Provisions of the Iron Mountain Restated Certificate and the Iron Mountain By-Laws--Amendment of Certain Provisions of the Iron Mountain Restated Certificate and the Iron Mountain By-Laws."


Voting Rights

     Holders of Iron Mountain Common Stock and Safesite Common Stock are entitled to one vote per share.


Conversion Rights

     Safesite. Neither the Safesite Certificate of Incorporation nor the Safesite By-Laws contains a provision relating to conversion rights.

     Iron Mountain. The Nonvoting Common Stock is convertible into Iron Mountain Common Stock. See "Description of Iron Mountain Capital Stock--Common Stock--Conversion Provisions."


Preemptive Rights

     None of the Safesite Certificate of Incorporation, the Safesite By-Laws, the Iron Mountain Restated Certificate or the Iron Mountain By-Laws contains a provision relating to preemptive rights.


Special Meetings

     General Law. Under the DGCL, a special meeting of stockholders may be called by the Board of Directors or such other persons as are authorized by the certificate of incorporation or the by-laws.

     Safesite. The Safesite By-Laws provide that special meetings of the stockholders may be called for any purpose, unless otherwise prohibited by law, by the President or the Board of Directors and shall be called by the President or the Secretary at the request of a majority of the Directors.

     Iron Mountain. There are certain restrictions on special meetings of the Iron Mountain stockholders. See "Description of Iron Mountain Capital Stock--DGCL and Certain Provisions of the Iron Mountain Restated Certificate and the Iron Mountain By-Laws--Stockholder Actions and Meetings."


Corporate Action Without a Meeting

     General Law. The DGCL permits corporate action without a stockholders' meeting, without prior notice and without a vote of stockholders upon receipt of the written consent of that number of shares that would be necessary to authorize the proposed corporate action at a meeting at which all shares entitled to vote thereon were present and voting, unless the charter expressly provides otherwise. Prompt notice of the taking of action without a meeting by less than a unanimous written consent must be given to all stockholders who have not consented in writing.

     Safesite. The Safesite Certificate of Incorporation provides that whenever the number of stockholders of Safesite exceeds 100, any action of the stockholders may be taken only at a meeting duly called. Otherwise, corporate action may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

     Iron Mountain. The Iron Mountain Restated Certificate prohibits stockholder action by written consent. See "Description of Iron Mountain Capital Stock--DGCL and Certain Provisions of the Iron Mountain Restated Certificate and the Iron Mountain By-Laws--Stockholder Actions and Meetings."


Dividends

     General Law. Under the DGCL, the Directors of a corporation are generally permitted to declare and pay dividends out of surplus or out of net profits for the current and/or preceding fiscal year, provided that such dividends will not reduce capital below the amount of capital represented by all classes of issued and outstanding stock having a preference upon the distribution of assets. Also under the DGCL, a corporation may generally redeem or purchase shares of its stock if such redemption or purchase will not impair the capital of the corporation.

     Safesite. The Safesite By-Laws provide that dividends upon the outstanding capital stock may be declared by the Safesite Board at any regular or special meeting, pursuant to law and may be paid in cash, in property, or in shares of capital stock.

     Iron Mountain. For a description of Iron Mountain's dividend policy and the terms of the Iron Mountain Restated Certificate pertaining to dividends, see "Market Prices and Dividend Data" and "Description of Iron Mountain Capital Stock--Common Stock--Dividends."


Liquidation

     General Law. Pursuant to the DGCL, upon the winding up, dissolution or liquidation of a corporation, the stockholders of such corporation are entitled to share in any of the assets distributable to the holders of the respective corporation's stock upon such liquidation, dissolution or winding up in accordance with their respective rights and interests.

     Safesite. Neither the Safesite Certificate of Incorporation nor the Safesite By-Laws provide for any procedure for distribution of assets upon liquidation.

     Iron Mountain. The Iron Mountain Common Stock and Nonvoting Common Stock share ratably upon liquidation. See "Description of Iron Mountain Capital Stock--Common Stock--Liquidation Rights."


Provisions Relating To Directors and Officers

     General Law. Under the DGCL, a corporation must have a Board of Directors consisting of at least one Director. Under the DGCL, a corporation's charter may
(i) confer upon holders of any class or series of stock the right to elect one or more Directors to serve for such term and to have such voting powers as may be specified therein, (ii) permit classification of the Board of Directors, and
(iii) permit cumulative voting for the election of Directors.

     Safesite. The Safesite By-Laws provide that the Safesite Board may fix the number of Directors. Currently, the Safesite Board consists of five members. Any vacancies on the Safesite Board, however caused, may be filled solely by a majority vote of the Directors then in office, even if less than a quorum. The Safesite Certificate of Incorporation does not provide for cumulative voting or class voting for election of Directors. All executive officers are elected by the Safesite Board and hold office for such term as may be prescribed by the Safesite Board. Any such officer elected or appointed by the Safesite Board may be removed with or without cause at any time by the Safesite Board.

     Iron Mountain. For a description of Iron Mountain's classified Board of Directors and provisions regarding vacancies and removal, see "Description of Iron Mountain Capital Stock--DGCL and Certain Provisions of the Iron

Mountain Restated Certificate and the Iron Mountain By-Laws--Classified Board of Directors" and "--Removal of Directors; Filling Vacancies on the Iron Mountain Board."


Stockholder Nominations to Elect Directors

     Safesite. The Safesite By-Laws provide that written notice of any nomination for election of Directors must be provided to the chief executive officer at least 30 days prior to the scheduled date of the annual meeting.

     Iron Mountain. The Iron Mountain By-Laws provide that nominations of persons for election to the Iron Mountain Board may be made at a meeting of stockholders, by or at the direction of the Iron Mountain Board or by any stockholder of the corporation entitled to vote for the election of Directors at such meeting, provided there is compliance with such notice procedures as are outlined in the Iron Mountain By-Laws. See "Description of Iron Mountain Capital Stock--DGCL and Certain Provisions of the Iron Mountain Restated Certificate and the Iron Mountain By-Laws."


Removal

     General Law. Under the DGCL, any Director or the entire Board of Directors of a corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to elect Directors. In the case of a corporation whose Board of Directors is classified, stockholders may effect such removal only for cause unless the charter provides otherwise.

     Safesite. Neither the Safesite Certificate of Incorporation nor the Safesite By-Laws contains any provision setting forth an alternative standard for removal of Directors.

     Iron Mountain. Iron Mountain's Directors may be removed by stockholders only for cause. See "Description of Iron Mountain Capital Stock--DGCL and Certain Provisions of the Iron Mountain Restated Certificate and the Iron Mountain By-Laws--Classified Board of Directors" and "--Removal of Directors; Filling Vacancies on the Iron Mountain Board."


                        RIGHTS OF DISSENTING STOCKHOLDERS

     Each holder of Safesite Common Stock has the right to dissent from the Merger and demand and perfect appraisal rights in accordance with the conditions established by Section 262. The Safesite Principal Stockholders have waived their appraisal rights with respect to their shares of Safesite Common Stock.

     SECTION 262 IS REPRINTED IN ITS ENTIRETY AS ANNEX V TO THIS PROXY STATEMENT. THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW RELATING TO APPRAISAL RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO ANNEX V. THIS DISCUSSION AND ANNEX V SHOULD BE REVIEWED CAREFULLY BY ANY HOLDER WHO WISHES TO EXERCISE STATUTORY APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO, AS FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH HEREIN OR THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

     A holder of record of Safesite Common Stock as of the Record Date who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the Effective Time, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the Merger Agreement nor consents thereto in writing may be entitled to an appraisal by the Delaware Court of Chancery (the "Delaware Court") of the fair value of his or her shares of stock. All references in this summary of appraisal rights to a "stockholder" is to the record holder or holders of shares of Safesite Common Stock.

     Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the Safesite Stockholders Meeting, not less than 20 days prior to the meeting, each constituent corporation must notify each of the holders of its stock for which appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section
262. This Proxy Statement shall constitute such notice to the record holders of Safesite Common Stock.

     Holders of Safesite Common Stock who desire to exercise their appraisal rights must not vote in favor of the Merger Agreement or the Merger and must deliver a separate written demand for appraisal to Safesite prior to the vote by the stockholders of Safesite on the Merger Agreement and the Merger. A stockholder who signs and returns a proxy without expressly directing by checking the applicable boxes on the reverse side of the proxy card enclosed herewith that his or her shares of Safesite Common Stock be voted against the Merger Agreement, or that an abstention be registered with respect to his or her shares of Safesite Common Stock in connection with the proposal, will effectively have thereby waived his or her appraisal rights as to those shares of Safesite Common Stock because, in the absence of express contrary instructions, such shares of Safesite Common Stock will be voted in favor of the Merger Agreement. See "The Safesite Stockholders Meeting--Solicitation and Voting of Proxies." Accordingly, a stockholder who desires to perfect appraisal rights with respect to any of his or her shares of Safesite Common Stock must, as one of the procedural steps involved in such perfection, either (i) refrain from executing and returning the enclosed proxy card and from voting in person in favor of such proposal to approve the Merger Agreement or (ii) check either the "Against" or the "Abstain" box next to such proposal on such card or affirmatively vote in person against the proposal or register in person an abstention with respect thereto. A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform Safesite of the identity of the stockholder of record and that such record stockholder intends thereby to demand appraisal of the Safesite Common Stock. A person having a beneficial interest in shares of Safesite Common Stock that are held of record in the name of another person, such as a broker, fiduciary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect whatever appraisal rights are available. If the shares of Safesite Common Stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian) or other nominee, such demand must be executed by or for the record owner. If the shares of Safesite Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner.

     A record owner, such as a broker, fiduciary or other nominee, who holds shares of Safesite Common Stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Safesite Common Stock outstanding in the name of such record owner.

     A stockholder who elects to exercise appraisal rights, if available, should mail or deliver his or her written demand to: Safesite Records Management Corporation, 96 High Street, North Billerica, Massachusetts 01863, Attention:
President.

     The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of Safesite Common Stock owned, and that the stockholder is thereby demanding appraisal of his or her shares. A proxy or vote against the Merger Agreement will not by itself constitute such a demand. Within ten days after the Effective Time, the Surviving Corporation must provide notice of the Effective Time to all stockholders who have complied with Section 262.

     Within 120 days after the Effective Time, either the Surviving Corporation or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. Accordingly, Safesite stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the Effective Time, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Safesite Common Stock not voting in favor of the Merger Agreement and with respect to which demands for appraisal were received by Safesite and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by the Surviving Corporation.

     If a petition for an appraisal is timely filed and assuming appraisal rights are available, at the hearing on such petition, the Delaware Court will determine which stockholders, if any, are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of Safesite Common Stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts ascertainable as of the date of the merger that throw light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262, however, provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger."

     The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. Upon application of a dissenting stockholder of Safesite, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

     Any holder of shares of Safesite Common Stock who has duly demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time.

     If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time, stockholders' rights to appraisal shall cease. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to the Surviving Corporation a written withdrawal of his or her demand for appraisal and acceptance of the Merger, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, which may be conditioned upon such terms as the Delaware Court deems just.

                                  LEGAL MATTERS


     The validity of the Iron Mountain Common Stock to be issued in connection with the Merger and certain other legal matters relating to the Merger will be passed upon by Sullivan & Worcester LLP. Jas. Murray Howe, Secretary of Iron Mountain, is of counsel to Sullivan & Worcester LLP and beneficially owns 3,855 shares of Iron Mountain Common Stock.

     Certain legal matters relating to the Merger will be passed upon by Woods, Oviatt, Gilman, Sturman & Clarke LLP.


                                     EXPERTS


     The consolidated financial statements and schedule of Iron Mountain Incorporated and its subsidiaries for each of the three years ended December 31, 1996, included in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Nashville Vault Company, Ltd. for the year ended December 31, 1995, included in this Prospectus and in the Registration Statement, have been audited by Geo. S. Olive & Co. LLC, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of International Record Storage and Retrieval Service, Inc. for the year ended December 31, 1995, included in this Prospectus and in the Registration Statement, have been audited by Rothstein, Kass & Company, P.C., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Mohawk Business Record Storage, Inc. for the year ended December 31, 1995, included in this Prospectus and in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements and schedule of Safesite Records Management Corporation, for each of the three years ended December 31, 1996, included in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                          ------
Financial Statements of Iron Mountain Incorporated   ..................    F-2
Financial Statements of Recent Acquisitions:
  Nashville Vault Company, Ltd.    ....................................    F-22
  International Record Storage and Retrieval Service, Inc.    .........    F-28
  Mohawk Business Record Storage, Inc.   ..............................    F-36
Financial Statements of Safesite Records Management Corporation  ......    F-44

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
   Iron Mountain Incorporated:

     We have audited the accompanying consolidated balance sheets of Iron Mountain Incorporated (a Delaware corporation) and its subsidiaries, as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iron Mountain Incorporated and its subsidiaries as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 4, 1997 (except for
  Note 11.a. and e. for which
  the date is March 19, 1997)

                           IRON MOUNTAIN INCORPORATED
            CONSOLIDATED BALANCE SHEETS -- DECEMBER 31, 1995 AND 1996
                             (Amounts in thousands)

                                     ASSETS

                                                                                             December 31,
                                                                                     ---------------------------
                                                                                          1995           1996
                                                                                     ------------   ------------
Current Assets:
  Cash and Cash Equivalents.....................................................     $      1,585   $      3,453
  Accounts Receivable (Less Allowances of $651 and $1,061
     as of 1995 and 1996, Respectively).........................................           16,936         24,136
  Inventories...................................................................              682            767
  Deferred Income Taxes.........................................................            1,943          3,378
  Prepaid Expenses and Other....................................................            1,862          3,054
                                                                                     ------------   ------------
          Total Current Assets..................................................           23,008         34,788

Property, Plant and Equipment:
  Property, Plant and Equipment.................................................          125,240        163,495
  Less -- Accumulated Depreciation..............................................          (32,564)       (45,146)
                                                                                     ------------   ------------
          Net Property, Plant and Equipment.....................................           92,676        118,349

Other Assets:
  Goodwill, net.................................................................           59,253        109,363
  Customer Acquisition Costs, net...............................................            5,210          6,334
  Deferred Financing Costs, net.................................................            2,638          7,358
  Other.........................................................................            4,096          5,607
                                                                                     ------------   ------------
          Total Other Assets....................................................           71,197        128,662
                                                                                     ------------   ------------
Total Assets....................................................................     $    186,881   $    281,799
                                                                                     ============   ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Current Portion of Long-term Debt.............................................     $      2,578   $        396
  Accounts Payable..............................................................            4,797          3,750
  Accrued Expenses..............................................................           10,917         17,275
  Deferred Income...............................................................            3,108          4,995
  Other Current Liabilities.....................................................              469            414
                                                                                     ------------   ------------
          Total Current Liabilities.............................................           21,869         26,830

Long-term Debt, Net of Current Portion..........................................          119,296        184,337
Other Long-term Liabilities.....................................................            6,769          6,576
Deferred Rent...................................................................            7,983          7,651
Deferred Income Taxes...........................................................            3,621          4,021

Commitments and Contingencies (see Note 8)

Redeemable Put Warrant..........................................................            6,332             --

Stockholders' Equity:
  Preferred Stock...............................................................                5             --
  Common Stock..................................................................                0            101
  Additional Paid-in Capital....................................................           28,809         62,135
  Accumulated Deficit...........................................................           (7,803)        (9,852)
                                                                                     ------------   ------------
          Total Stockholders' Equity............................................           21,011         52,384
                                                                                     ------------   ------------
Total Liabilities and Stockholders' Equity......................................     $    186,881   $    281,799
                                                                                     ============   ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           IRON MOUNTAIN INCORPORATED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                  (Amounts in thousands except per share data)

                                                                                1994               1995             1996
                                                                            ------------      -------------     -------------
 Revenues:
   Storage...............................................................   $     54,098      $      64,165     $      85,826
   Service and Storage Material Sales....................................         33,520             40,271            52,892
                                                                            ------------      -------------     -------------
          Total Revenues.................................................         87,618            104,436           138,718

 Operating Expenses:
   Cost of Sales (Excluding Depreciation)................................         45,880             52,277            70,747
   Selling, General and Administrative...................................         20,853             26,035            34,342
   Depreciation and Amortization.........................................          8,690             12,341            16,936
                                                                            ------------      -------------     -------------
          Total Operating Expenses.......................................         75,423             90,653           122,025
                                                                            ------------      -------------     -------------

 Operating Income........................................................         12,195             13,783            16,693
 Interest Expense........................................................          8,954             11,838            14,901
                                                                            ------------      -------------     -------------

          Income Before Provision for Income Taxes.......................          3,241              1,945             1,792

 Provision for Income Taxes..............................................          1,957              1,697             1,435
                                                                            ------------      -------------     -------------

          Income Before Extraordinary Charge.............................          1,284                248               357

 Extraordinary Charge from Early Retirement of
          Debt (Net of  Tax Benefit of $1,413)...........................             --                 --             2,126
                                                                            ------------      -------------     -------------

          Net Income (Loss) .............................................          1,284                248            (1,769)

 Accretion of Redeemable Put Warrant.....................................          1,412              2,107               280
                                                                            ------------      -------------     -------------

          Net Loss Applicable to Common Stockholders.....................   $       (128)     $      (1,859)    $      (2,049)
                                                                            ============      =============     =============

 Net Income (Loss) per Common and Common Equivalent Share:

          Income Before Extraordinary Charge and
               Accretion of Put Warrant..................................   $       0.16      $        0.03     $        0.04
          Accretion of Put Warrant.......................................          (0.18)             (0.27)            (0.03)
                                                                            ------------      -------------     -------------
          Income (Loss) Before Extraordinary Charge .....................          (0.02)             (0.24)             0.01
          Extraordinary Charge (Net of Tax Benefit) .....................             --                 --             (0.21)
                                                                            ------------      -------------     -------------

 Net Loss Per Common and Common Equivalent Share.........................   $      (0.02)     $       (0.24)    $       (0.20)
                                                                            ============      =============     =============

 Weighted Average Common and Common
          Equivalent Shares Outstanding..................................          7,984              7,784            10,137









              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           IRON MOUNTAIN INCORPORATED
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     AS OF DECEMBER 31, 1994, 1995 AND 1996
                             (Dollars in thousands)

                                                                                                December 31,
                                                                              ---------------------------------------------
                                                                                  1994             1995            1996
                                                                              ------------     -----------     ------------
 Series A1 Preferred Stock:

   Balance, Beginning of Period........................................       $          2     $         1     $          0
   Conversion of 100,000 Shares of Series A1
      Preferred Stock to Series A2 Preferred Stock.....................                 (1)             --               --
   Conversion of 43,500 Shares of Series A1
     Preferred Stock to Series A3 Preferred Stock......................                 --              (1)              --
   Conversion of 6,500 Shares of Series A1
      Preferred Stock to Common Stock - Voting.........................                 --              --               (0)
                                                                              ------------     -----------     ------------
    Balance, End of Period; (50,000, 6,500 and
      0 Shares Outstanding as of December 31,
      1994, 1995 and 1996, Respectively)...............................                  1               0               --
                                                                              ------------     -----------     ------------

 Series A2 Preferred Stock:

   Balance, Beginning of Period........................................                 --               1                1
   Conversion of 100,000 Shares of Series A1
      Preferred Stock to Series A2 Preferred Stock.....................                  1              --               --
   Repurchase of 2,000 Shares of Series A2 Preferred Stock.............                 --               0               --
   Conversion of 25,321 Shares of Series A2
      Preferred Stock to Common Stock - Non-Voting.....................                 --              --               (0)
   Conversion of 72,679 Shares of Series A2
      Preferred Stock to Common Stock - Voting.........................                 --              --               (1)
                                                                              ------------     -----------     ------------
   Balance, End of Period; (100,000, 98,000 and
      0 Shares Outstanding as of December 31,
      1994, 1995 and 1996, Respectively)...............................                  1               1               --
                                                                              ------------     -----------     ------------

 Series A3 Preferred Stock:

   Balance, Beginning of Period........................................                 --              --               1
   Conversion of 43,500 Shares of Series A1
      Preferred Stock to Series A3 Preferred Stock.....................                 --               1              --
   Conversion of 43,500 Shares of Series A3
      Preferred Stock to Common Stock - Voting.........................                 --              --              (1)
                                                                              ------------     -----------     -----------
   Balance, End of Period (None Outstanding as of December
     31, 1994; 43,500 and 0 Shares Outstanding as of
     December 31, 1995 and 1996, Respectively).........................                 --               1              --
                                                                              ------------     -----------     -----------



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           IRON MOUNTAIN INCORPORATED
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY -- (Continued)
                             (Dollars in thousands)

                                                                                                December 31,
                                                                             ---------------------------------------------
                                                                                  1994            1995            1996
                                                                             ------------     ------------    ------------
Series C Preferred Stock:

  Balance, Beginning of Period........................................                  3               3               3
  Conversion of 351,395 Shares of Series C
     Preferred Stock to Common Stock - Voting.........................                 --              --              (3)
                                                                             ------------     -----------     -----------
  Balance, End of Period; (351,395, 351,395 and
     0 Shares Outstanding as of December 31, 1994,
     1995 and 1996, Respectively).....................................                  3               3              --
                                                                             ------------     -----------     -----------

     Total Preferred Stock............................................                  5               5              --
                                                                             ------------     -----------     -----------
Class A Common Stock:

  Balance, Beginning of Period........................................                  0                0               0
  Exercise of 15,976 Stock Options in 1995............................                 --                0              --
  Conversion of 44,888 Shares of Class A
     Common Stock to Common Stock - Voting............................                 --               --              (0)
                                                                             ------------     ------------    ------------
   Balance, End of Period; (28,912, 44,888 and 0 Shares
     Outstanding as of December 31, 1994, 1995 and
     1996, Respectively)..............................................                  0                0              --
                                                                             ------------     ------------    ------------

Class C Common Stock:

  Balance, Beginning of Period........................................                  0               --              --
  Repurchase of 17,289 Shares of Class C Common Stock.................                 (0)              --              --
                                                                             ------------     ------------    ------------
  Balance, End of Period; (None Outstanding as of
     December 31, 1994, 1995 and 1996, Respectively)..................                 --               --              --
                                                                             ------------     ------------    ------------

Common Stock - Voting:

  Balance, Beginning of Period........................................                 --               --              --
  Conversion of 474,074 Shares of Preferred Stock
     and 44,888 Shares of Class A Common Stock to
     Common Stock - Voting............................................                 --               --              73
  Issuance of 2,350,000 Shares in Initial Public Offering ............                 --               --              23
  Exercise of 6,896 Stock Options ....................................                 --               --               0
  Issuance of 915 Shares for Services ................................                 --               --               0
  Conversion of 22,705 Shares of Common
     Stock - Non-Voting to Common Stock - Voting......................                 --               --               0
                                                                             ------------     ------------    ------------
  Balance, End of Period; (None Outstanding as of
     December 31, 1994 and 1995; 9,657,657 Outstanding
     as of December 31, 1996).........................................                 --               --              96
                                                                             ------------     ------------    ------------






              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           IRON MOUNTAIN INCORPORATED
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY -- (Continued)
                             (Dollars in thousands)

                                                                                               December 31,
                                                                              -------------------------------------------
                                                                                  1994             1995           1996
                                                                              -----------       ----------      ---------
Common Stock - Non-Voting:

  Balance, Beginning of Period..........................................               --               --             --
  Conversion of 25,321 Shares of Series A2 Preferred Stock
     to 500,000 Shares of Common Stock - Non-Voting ....................               --               --              5
  Conversion of 22,705 Shares of Common
     Stock - Non-Voting to Common Stock - Voting........................               --               --             (0)
                                                                              -----------       ----------      ---------
  Balance, End of Period; (None Outstanding as of
     December 31, 1994 and 1995;  477,295 Outstanding
     as of December 31, 1996)...........................................               --               --              5
                                                                              -----------       ----------      ---------

     Total Common Stock.................................................               --               --            101
                                                                              -----------       ----------      ---------

Additional Paid-in Capital:

  Balance, Beginning of Period..........................................      $    29,858       $   28,808      $   28,809
  Repurchase of 17,289 Shares of Class C Common Stock...................           (1,050)              --              --
  Repurchase of 2,000 Shares of Series A2 Preferred Stock...............               --             (199)             --
  Issuance of 15,976 Shares of Class A Common
     Stock Pursuant to Option Exercises ................................               --              200              --
  Conversion of Preferred Stock and Class A Common
    Stock to Common Stock - Voting and Common
      Stock - Non-Voting................................................               --               --             (73)
  Issuance of 2,350,000 Shares of Common Stock - Voting
     Pursuant to the Company's Initial Public Offering of
     Common Stock.......................................................               --               --          33,262
  Issuance of 6,896 Shares of Common
     Stock - Voting Pursuant to Option Exercises .......................               --               --              66
  Issuance of 915 Shares of Common
     Stock - Voting for Services .......................................               --               --              19
  Tax Benefit of Option Exercises.......................................               --               --              52
                                                                              -----------       ----------      ----------
  Balance, End of Period................................................           28,808           28,809          62,135
                                                                              -----------       ----------      ----------

Accumulated Deficit:

  Balance, Beginning of Period..........................................           (5,816)          (5,944)         (7,803)
  Net Income (Loss).....................................................            1,284              248          (1,769)
  Accretion of Redeemable Put Warrant...................................           (1,412)          (2,107)           (280)
                                                                              -----------       ----------      ----------
  Balance, End of Period................................................           (5,944)          (7,803)         (9,852)
                                                                              -----------       ----------      ----------

Total Stockholders' Equity..............................................      $    22,869       $   21,011      $   52,384
                                                                              ===========       ==========      ==========











              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           IRON MOUNTAIN INCORPORATED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     AS OF DECEMBER 31, 1994, 1995 AND 1996
                             (Amounts in thousands)

                                                                                 1994           1995           1996
                                                                              ---------      ---------      ----------
Cash Flows from Operating Activities:
  Net Income (Loss)...................................................        $   1,284      $     248      $  (1,769)
  Adjustments to Reconcile Net Income (Loss) to Cash
     Flows Provided by Operations:
     Depreciation and Amortization....................................            8,690         12,341         16,936
     Amortization of Financing Costs..................................            1,046          1,135            857
     Provision For Doubtful Accounts..................................              356            630            639
     Extraordinary Loss on Early Retirement of Debt...................               --             --          3,539
     Loss on Sale of Fixed Assets.....................................              278            400             --
     Other Long-term Liabilities......................................             (394)          (527)          (193)
  Changes in Assets and Liabilities (Exclusive of
     Acquisitions):
     Accounts Receivable..............................................           (2,163)        (3,171)        (4,395)
     Inventory, Prepaid Expenses and Other Assets.....................             (556)          (739)          (878)
     Deferred Income Taxes............................................            1,714          1,179           (973)
     Accounts Payable.................................................               83            265         (1,278)
     Accrued Expenses.................................................            1,191          4,252          3,642
     Deferred Rent....................................................              441           (110)          (332)
     Deferred Income..................................................              (26)          (301)           161
     Other Liabilities................................................             (369)           125            (56)
                                                                              ---------      ---------      ---------
     Cash Flows Provided by Operations................................           11,575         15,727         15,900
                                                                              ---------      ---------      ---------
Cash Flows from Investing Activities:
  Capital Expenditures................................................          (16,980)       (15,253)       (24,446)
  Additions to Customer Acquisition Costs.............................           (1,366)        (1,379)        (1,642)
  Cash Paid for Acquisitions..........................................           (2,846)       (33,048)       (68,496)
  Proceeds from Sale of Assets........................................            2,973             73             --
  Other, Net..........................................................              705             71            (25)
                                                                              ---------      ---------      ---------
     Cash Flows Used in Investing Activities..........................          (17,514)       (49,536)       (94,609)
                                                                              ---------      ---------      ---------
Cash Flows From Financing Activities:
  Repayment of Debt...................................................          (13,642)          (812)      (171,730)
  Net Proceeds from Borrowings........................................           21,350         36,350         69,570
  Net Proceeds from Sale of Senior Subordinated Notes.................               --             --        160,050
  Net Proceeds from Initial Public Offering...........................               --             --         33,285
  Retirement of Redeemable Put Warrant................................               --             --         (6,612)
  Prepayment Penalties on Early Retirement of Debt....................               --             --         (1,785)
  Cash From Exercise of Stock Options.................................               --            200             66
  Repurchase of Stock.................................................           (1,050)          (199)            --
  Financing Costs.....................................................               (7)        (1,448)        (2,267)
                                                                              ---------      ---------      ---------
     Cash Flows Provided by Financing Activities......................            6,651         34,091         80,577
                                                                              ---------      ---------      ---------
Increase in Cash......................................................              712            282          1,868
Cash and Cash Equivalents, Beginning of Year..........................              591          1,303          1,585
                                                                              ---------      ---------      ---------
Cash and Cash Equivalents, End of Year................................        $   1,303      $   1,585      $   3,453
                                                                              =========      =========      =========

Supplemental Information:

Cash Paid for Interest................................................        $   7,741      $   9,111      $  11,590
                                                                              =========      =========      =========

Cash Paid for Income Taxes............................................        $     339      $   1,177      $     197
                                                                              =========      =========      =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           IRON MOUNTAIN INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996
                    (Amounts in thousands except share data)

1. Nature of Business

     The accompanying financial statements represent the consolidated accounts of Iron Mountain Incorporated and its subsidiaries (collectively "Iron Mountain" or the "Company"). Iron Mountain is a full service records management company providing storage and related services for all media in various locations throughout the United States to Fortune 500 Companies and numerous legal, banking, health care, accounting, insurance, entertainment and government organizations.

2. Summary of Significant Accounting Policies

    a. Principles of Consolidation

     The financial statements reflect the financial position and results of operations of Iron Mountain on a consolidated basis. All significant intercompany account balances have been eliminated.

    b. Property, Plant and Equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method with the following useful lives:

             Buildings........................................   40 to 50 years
             Leasehold improvements...........................   8 to 10 years or the life of the lease,
                                                                   whichever is shorter
             Racking..........................................   10 to 20 years
             Warehouse equipment/vehicles.....................   5 to 10 years
             Office equipment.................................   3 to 5 years
             Computer hardware and software...................   3 to 5 years

     Property, plant and equipment consist of the following:

                                                           December 31,
                                                    --------------------------
                                                      1995              1996
                                                    --------          --------
     Real property.............................     $ 34,162          $ 38,552
     Leasehold improvements....................       11,206            14,918
     Racking...................................       53,348            72,854
     Warehouse equipment/vehicles..............        5,810             7,730
     Furniture and fixtures....................        2,754             3,839
     Computer hardware and software............       13,729            19,786
     Construction in progress..................        4,231             5,816
                                                    --------          --------
                                                    $125,240          $163,495
                                                    ========          ========

     The Company develops various software applications for internal use. Payroll and related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project) are capitalized and amortized over the useful life of the software. Capitalization begins when the design stage of the application has been completed, it is probable that the project will be completed and the application will be used to perform the function intended. Amortization begins when the software is placed in service.

     Minor maintenance costs are expensed as incurred. Major improvements to the leased buildings are capitalized as leasehold improvements and depreciated as described above.

                           IRON MOUNTAIN INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

    c. Revenue Recognition

     Storage and service revenues are recognized in the month the respective service is provided. Storage material sales are recognized when shipped to the customer. Amounts related to future storage for customers where storage fees are billed in advance are accounted for as deferred income and amortized over the applicable period.

    d. Goodwill

     Goodwill reflects the cost in excess of fair value of the net assets of companies acquired in purchase transactions. Goodwill is amortized using the straight-line method from the date of acquisition over the expected period to be benefited, currently estimated at 25 years. The Company assesses the recoverability of goodwill, as well as other long lived assets based upon expectations of future undiscounted cash flows in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of." Accumulated amortization of goodwill was $15,074 and $18,858 as of December 31, 1995 and 1996, respectively. In 1995, the Company recorded a $900 impairment of goodwill related to one of its subsidiaries.

    e. Deferred Financing Costs

     Deferred financing costs are amortized over the life of the related debt using the effective interest rate method. If debt is retired early, unamortized deferred financing costs are written off as an extraordinary charge in the period the debt is retired. As of December 31, 1995 and 1996, deferred financing costs were $4,688, and $7,998, respectively, and accumulated amortization of those costs were $2,050, and $640, respectively.

    f. Customer Acquisition Costs

     Costs, net of revenues received for the initial transfer of the records, related to the acquisition of large volume accounts (accounts consisting of 10,000 or more cartons) are capitalized and amortized for an appropriate period not exceeding 12 years, unless the customer terminates its relationship with the Company, at which time the unamortized cost is charged to expense. However, in the event of such termination, the Company collects and records as income permanent removal fees that generally equal or exceed the amount of unamortized customer acquisition costs. As of December 31, 1995 and 1996 those costs were $6,492 and $8,134, respectively, and accumulated amortization of those costs were $1,282 and $1,800, respectively.

    g. Deferred Rent

     The Company has entered into various leases for buildings used in the storage of records. Certain leases have fixed escalation clauses or other features which require normalization of the rental expense over the life of the lease resulting in deferred rent being reflected in the accompanying balance sheets. In addition, the Company has assumed various unfavorable leases in connection with certain of its acquisitions. The discounted present value of these lease obligations in excess of market rate at the date of the acquisition was recorded as a deferred rent liability and is being amortized over the remaining lives of the respective leases.

    h. Inventories

     Inventories are carried at the lower of cost using the first-in, first-out basis or market and are comprised primarily of cartons.

                           IRON MOUNTAIN INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

    i. Accrued Expenses

     Accrued expenses consist of the following:

                                                December 31,
                                       ----------------------------------
                                             1995                1996
                                       ----------------- ----------------
     Incentive compensation...........       $ 1,701          $ 2,287
     Interest.........................         1,737            4,247
     Workers' compensation............         2,415            2,949
     Payroll .........................           920            1,448
     Other............................         4,144            6,344
                                             -------          -------
                                             $10,917          $17,275
                                             =======          =======

    j.  Net Income (Loss) Per Common Share

     Net income (loss) per common share is computed based on the weighted average number of common and common stock equivalent shares outstanding during each period. Common stock equivalents consist of preferred stock that is convertible into common stock and employee options to purchase common stock. Pursuant to certain SEC regulations, the calculation of weighted average shares outstanding assumes the conversion of preferred stock for all periods presented. The stock options have not been included in the calculation of common stock equivalents for 1994 and 1995 because their dilutive effect was immaterial.

     On March 3, 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share". The new standard must be applied beginning in 1998 and at that time will require restatement of previously reported earnings per share. The new statement cannot be applied early. The Company believes that the effect of applying the new standard will not be material.

    k.  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    l.  Cash and Cash Equivalents

     The Company defines cash and cash equivalents to include cash on hand and cash invested in short-term securities which have original maturities of less than 90 days. Cash and cash equivalents are carried at cost which approximates fair market value.

   m.  Stock-Based Compensation

     Effective January 1, 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock options at intrinsic value with disclosure of the effects of fair value accounting on net income and earnings per share on a pro forma basis.

    n.  Interest Rate Caps

     Premiums paid for interest rate cap agreements are amortized to interest expense over the terms of the cap. Unamortized premiums are included in other assets in the Consolidated Balance Sheets. Amounts receivable, if any, under cap agreements are accounted for as a reduction of interest expense.

                           IRON MOUNTAIN INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

3. Debt

     Debt consists of the following:

                                                                  December 31,
                                                           ------------------------------
                                                                1995           1996
                                                           -------------- ---------------
     10-1/8% Senior Subordinated Notes Due 2006 ...........   $     --        $165,000
     $100,000 New Credit Facility .........................         --           9,000
     Old Credit Agreement..................................     95,725              --
     Chrysler Notes........................................     14,772              --
     Real estate mortgages.................................     10,797          10,733
     Other.................................................        580              --
                                                              --------        --------
         Long-term debt....................................    121,874         184,733
         Less -- current portion...........................     (2,578)           (396)
                                                              --------        --------
         Long-term debt, net of current portion............   $119,296        $184,337
                                                              ========        ========

     At December 31, 1995, the Company had two term loans, an acquisition credit facility and a working capital facility (collectively, the "Old Credit Agreement") of $125,000. The outstanding indebtedness under the Old Credit Agreement was paid in full on October 1, 1996 with a portion of the net proceeds from the sale of $165,000 of 10-1/8% Senior Subordinated Notes due 2006 (the "Notes"). Interest on the facility was based, at the Company's option, on a choice of base rates plus a margin. The margin varied depending on the base rate selected.

     The Chrysler Notes were issued in 1990 with an original maturity date of 2000. A warrant was issued in connection with the Chrysler Notes to which management assigned an initial value of $750 for financial reporting purposes (see Note 5). The value of the warrant was being accounted for as an original issue discount of the Chrysler Notes and was amortized as interest expense over the life of the loan using the effective interest rate method. The Chrysler Notes were paid in full with a portion of the net proceeds from the Notes.

     On September 30, 1996, Iron Mountain entered into a new $100 million revolving credit facility (the "New Credit Facility"). The New Credit Facility is a five year revolving credit facility maturing on September 30, 2001. At December 31, 1996, the weighted average interest rate on outstanding borrowings under the New Credit Facility was 8.0%.

     The New Credit Facility specifies certain minimum or maximum relationships between operating cash flows (earnings before interest, taxes, depreciation, amortization and extraordinary charges) and interest, total debt and fixed charges. There are restrictions on dividends declared by the Company, sales or pledging of assets, capital expenditures and changes in business and ownership; cash dividends are effectively prohibited. As of December 31, 1996, the Company was in compliance with all of its debt covenants. Loans under the New Credit Facility are secured by the capital stock of all of the Company's subsidiaries.

     The interest rate on loans under the New Credit Facility varies, at the Company's option, on a choice of base rates plus an applicable margin. The applicable margin varies depending on the base rate selected and certain debt ratios. The timing of interest payments also varies with the base rate selected.

     Under the New Credit Facility, the Company is required to maintain an interest rate protection program. Pursuant to this requirement, the Company has only limited involvement with derivative financial instruments and does not use them for trading purposes.

      Interest rate cap agreements are used to reduce the potential impact of increases in interest rates on floating rate long-term debt. At December 31, 1995 and 1996, the Company was a party to three interest rate cap agreements, each covering a notional amount of $10,000. One agreement expires on August 12, 1997 and the other two agreements expire on March 24, 1998. The agreements entitle the Company to receive from counterparties, on a quarterly basis, certain payments, if the three month LIBOR rate exceeds 7.5%.

                           IRON MOUNTAIN INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

     The Company is exposed to credit losses in the event of nonperformance by the counterparties to its interest rate cap agreements but has no off balance sheet risk of accounting loss.

      On October 1, 1996, the Company issued $165 million of 10-1/8% Senior Subordinated Notes due 2006. Interest on the Notes is payable semi-annually on April 1 and October 1 commencing on April 1, 1997. The net proceeds were $160.1 million after underwriting discounts and commissions. The proceeds were used to repay outstanding bank debt under the Old Credit Agreement, the Chrysler Notes and certain other indebtedness, to fund the purchase price of an acquisition and for general corporate purposes. In connection with the prepayment of such indebtedness, the Company incurred an extraordinary charge of $3,539 not including related tax benefit of $1,413, during the fourth quarter of 1996. The charge consists of a prepayment penalty, the write-off of deferred financing costs, original issue discount and loss on termination of interest rate protection agreements.

     The Notes contain covenants and restrictions similar to, or less restrictive than, the New Credit Facility. After September 30, 2001, and subject to certain restrictions, the Company may, at its option, redeem any or all of the Notes at face value, plus a premium ranging from approximately 2% to 9% through September 30, 2004. Thereafter, the Notes may be redeemed at face value. Additionally, under certain circumstances, including a change of control or following certain asset sales, the holders of the Notes may require the Company to repurchase the Notes.

     The Notes are fully and unconditionally guaranteed, on a joint and several basis, on a senior subordinated basis, by all of the Company's direct and indirect subsidiaries (the "Subsidiary Guarantors"). The Company is a holding company, substantially all of the assets of which are the stock of the Subsidiary Guarantors, and substantially all of the operations of which are conducted by the Subsidiary Guarantors. Accordingly, the aggregate assets, liabilities, earnings and equity of the Subsidiary Guarantors are substantially equivalent to the assets, liabilities, earnings and equity of the Company on a consolidated basis. Management of the Company believes that separate financial statements of, and other disclosures with respect to, the Subsidiary Guarantors are not meaningful or material to investors.

     The real estate mortgages consist of an $8,037, 10 year, 11% mortgage based on 30 year amortization with a $7,495 balloon payment due October, 2000 and a $3,000, 8% note that is payable in various installments commencing in 1997 and maturing in November, 2006.

     Maturities of long-term debt are as follows:

                    Year                        Amount
              ----------------------------- ------------
              1997.........................     $    396
              1998.........................          379
              1999.........................          389
              2000.........................        7,794
              2001.........................        9,300
              Thereafter...................      166,475
                                               ---------
                                                $184,733
                                               =========

      Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the Company has estimated the following fair values for its long-term debt as of December 31, 1996:

                                                   Carrying       Fair
                                                    Amount        Value
                                                  ---------     ---------
      New Credit Facility.....................    $  (9,000)    $  (9,000)
      Real estate mortgages...................      (10,733)      (10,137)
      10-1/8% Senior Subordinated Notes ......     (165,000)     (156,398)

                           IRON MOUNTAIN INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

4. Acquisitions

     During 1994, the Company purchased substantially all of the assets, and assumed certain liabilities, of three separate records management businesses. During 1995, the Company purchased substantially all of the assets, and assumed certain liabilities, of four additional records management businesses and during 1996, the Company purchased substantially all of the assets, and assumed certain liabilities, of another sixteen records management businesses. Each of these acquisitions was accounted for using the purchase method of accounting and accordingly, the results of operations for each acquisition have been included in the consolidated results of the Company from the respective acquisition dates. The excess of the purchase price over the underlying fair value of the assets and liabilities of each acquisition has been assigned to goodwill ($2,484, $26,054 and $53,894 in 1994, 1995 and 1996, respectively) and is being amortized over the estimated benefit period of 25 years. Funds used to make the various acquisitions were provided through the Company's credit facilities and a portion of the net proceeds from the Offering and the sale of the Notes. A summary of the cash consideration (not including contingent payments of approximately $4,000 based on the achievement of certain revenue targets in 1997 and 1998) and allocation of the purchase price as of the acquisition dates are as follows:

                                                             1994              1995            1996
                                                           --------         --------         ---------
      Fair value of assets acquired..............          $  3,223         $ 41,286         $  73,370
      Liabilities assumed........................              (377)          (8,238)           (4,874)
                                                           --------         --------         ---------
      Cash paid..................................          $  2,846         $ 33,048         $  68,496
                                                           ========         ========         =========

     The following unaudited pro forma combined information shows the results of the Company's operations for the years ended December 31, 1995 and 1996 as though each of the completed acquisitions had occurred as of the beginning of the period reported:

                                                                                     1995                 1996
                                                                                 -------------        -------------
       Revenues .........................................................        $     140,900        $     154,076
       Loss before extraordinary charge .................................               (1,989)                (243)
       Net loss applicable to common stockholders .......................               (4,096)              (2,649)
       Loss per common and common equivalent share before
           extraordinary charge and accretion of put warrant ............                (0.26)               (0.02)
       Net loss per common and common equivalent share ..................                (0.53)               (0.27)

     The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of the beginning of the period reported or the results that may occur in the future. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs which may occur as a result of the integration and consolidation of the companies. Certain acquisitions completed in the fourth quarter of 1996 are not included in the pro forma results as their effect was immaterial.

     In connection with the acquisitions completed in 1996, the Company has undertaken certain restructurings of the acquired businesses. Formalized restructuring plans for acquisitions will be completed within one year from the date of acquisition. The restructuring activities include certain reductions in staffing levels, elimination of duplicate facilities and other costs associated with exiting certain activities of the acquired businesses. In connection with these restructuring activities, the Company established reserves of $1,883. These amounts were recorded as costs of the acquisitions and were provided in accordance with Emerging Issues Task Force Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination". During 1996, the Company expended $602 for restructuring costs. These expenditures consisted primarily of severance costs, move costs and costs relating to exited facilities. As of December 31, 1996, the Company had a total of $1,340 accrued for restructuring costs on all of its acquisitions.

                           IRON MOUNTAIN INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

5. Capital Stock, Redeemable Put Warrant and Stock Options

    a.  Capital Stock

     On February 6, 1996, the Company completed an initial public offering of its Common Stock (the "Offering"). Pursuant to the Offering, the Company issued 2,350,000 shares of Common Stock - Voting.

     In connection with the Offering, the Board of Directors approved, and the shareholders ratified, a recapitalization and the designation of three new classes of stock as follows:

                                                            Authorized
   Class                                                      Shares
   ------------------------------------------------ --------------------
   Preferred stock, $.01 par value.................         2,000,000
   Common stock - voting, $.01 par value...........        13,000,000
   Common stock - non-voting, $.01 par value.......         1,000,000

     Upon consummation of the Offering, all shares of capital stock were automatically converted into shares of Common Stock - Voting and, in the case of one stockholder, Common Stock - Non-Voting. The number of common shares received upon conversion were as follows:

                                                                               Common
                                                                  ------------------------------------
                                                     Preferred         Voting            Non-Voting
                                                ----------------- ------------------ -----------------
  Series A1 and Series A3...................           50,000              987,314              --
  Series A2.................................           98,000            1,435,146         500,000
  Series C..................................          351,395            4,809,793              --

     The following table summarizes the number of shares authorized, issued and outstanding for each issue of the Company's capital stock as of December 31:

                                                                              Number of Shares
                                                       ----------------------------------------------------------------
                                                                 Authorized                 Issued and Outstanding
                                                       -------------------------------- -------------------------------
Equity Type                              Par Value          1995            1996             1995            1996
-------------------------------------- --------------- --------------- ---------------- --------------- ---------------
Series A1 preferred stock ...........       $.01                6,500               --           6,500              --
Series A2 preferred stock ...........       $.01               98,000               --          98,000              --
Series A3 preferred stock ...........       $.01               43,500               --          43,500              --
Series B preferred stock ............       $.01              148,000               --              --              --
Series C preferred stock ............       $.01              351,395               --         351,395              --
Preferred stock .....................       $.01                   --        2,000,000              --              --
Class A common stock ................       $.01           13,000,000               --          44,888              --
Class B common stock ................       $.01           10,300,000               --              --              --
Class C common stock ................       $.01                    1               --              --              --
Common stock-voting .................       $.01                   --       13,000,000              --       9,657,657
Common stock-non-voting..............       $.01                   --        1,000,000              --         477,295

     In 1995, the Company declared a 15.4215-for-1 stock split of the Class A and Class B Common Stock in the form of a stock dividend. All weighted average common share and stock related data in the consolidated financial statements have been retroactively restated to reflect the stock split.

    b.  Redeemable Put Warrant

     In connection with the issuance of the Chrysler Notes, the Company also issued a put warrant, dated December 14, 1990 (the "Warrant"), exercisable for 444,385 shares of common stock for nominal consideration upon the occurrence of certain specified events. On February 7, 1996, in connection with the Offering, the Warrant was

                           IRON MOUNTAIN INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


redeemed for $6,612. This Warrant has been accreted each year using the effective interest rate method based on the Warrant's estimated redemption value at its estimated redemption date of February 15, 1996 and is reflected as a redeemable put warrant in the accompanying balance sheets.

    c.  Stock Options

     In September, 1991 the Company created a non-qualified stock option plan pursuant to which up to 444,385 shares of Class A common stock of the Company could be issued at the discretion of the Stock Option Committee to key employees, consultants and directors.

     Effective November 30, 1995, the Board of Directors approved the adoption of the 1995 Stock Incentive Plan (the "Stock Option Plan"), which replaced the previous stock option plan. A total of 1,000,000 shares of Common Stock are available for grant as options and other rights under the Stock Option Plan, including the options issued under the 1991 plan.

     Effective December 21, 1995, the Board of Directors approved the 1995 Stock Option Plan for Non-Employee Directors that permits non-employee Directors to elect to receive all or a portion of their compensation in the form of Common Stock. Directors electing to receive Common Stock will, as an incentive, receive an amount of stock equivalent to 110% of the directors compensation otherwise due to be paid in cash. During 1996, the Company issued 915 shares under the plan. At December 31, 1996, there were 14,085 shares reserved for issuance under the plan.


     The following is a summary of stock option transactions during the applicable periods:

                                                                   Weighted Average
                                                   Options          Exercise Price
                                             ----------------- ------------------------
Options outstanding, December 31, 1993.....        286,618               $  6.85
  Canceled.................................        (25,134)                 6.48
                                                   -------
Options outstanding, December 31, 1994.....        261,484                  6.89
  Granted..................................         97,018                 12.58
  Exercised................................        (15,976)                12.58
  Canceled.................................         (8,219)                11.21
                                                   -------
Options outstanding, December 31, 1995.....        334,307                  8.16
  Granted..................................        453,854                 16.49
  Exercised................................         (6,896)                 9.58
  Canceled.................................        (18,404)                11.76
                                                    ------
Options outstanding, December 31, 1996.....        762,861                 13.02
                                                   =======

     The stock options were granted with exercise prices equal to or greater than the fair market value at the date of grant. The majority of options become exercisable ratably over a period of five years unless the holder terminates employment. As of December 31, 1996, 220,129 of the options outstanding were exercisable at a weighted average exercise price of $7.06 per share. The number of options available for grant at December 31, 1996 was 185,355.

     Effective January 1, 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock options at intrinsic value with disclosure of fair value accounting on net income (loss) and earnings (loss) per share on a pro forma basis. Had the Company elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income (loss) and earnings (loss) per common and common equivalent share would have been reduced to the pro forma amounts indicated in the table below:

                           IRON MOUNTAIN INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

                                                                                     Year Ended December 31,
                                                                               ---------------------------------
                                                                                   1995                 1996
                                                                               ------------         ------------
       Net loss applicable to common stockholders -- as reported ...           $  (1,859)           $  (2,049)
       Net loss applicable to common stockholders -- pro forma .....              (2,058)              (2,991)
       Net loss per common and common equivalent
           share -- as reported ....................................               (0.24)               (0.20)
        Net loss per common and common equivalent
           share -- pro forma ......................................               (0.26)               (0.30)

    Consistent with SFAS No. 123, pro forma net income (loss) and earnings
(loss) per share have not been calculated for options granted prior to January 1, 1995. Accordingly, pro forma compensation cost may not be representative of that to be expected in future years.

    The weighted average fair value of options granted in 1995 and 1996 was $5.22 and $7.38 per share, respectively. The values were estimated on the date of grant using the Black-Scholes option pricing model. The following table summarizes the weighted average assumptions used for grants in the year ended December 31:

   Assumption                                1995           1996
   ------------------------------------ --------------- --------------
   Expected volatility ................     24.2%           24.2%
   Risk free interest rate ............     7.51            6.34
   Expected dividend yield ............      N/A             N/A
   Expected life of the option  .......     6.3 yrs         7.5 yrs

     At December 31, 1996, the options outstanding were exercisable at prices ranging from $6.48 to $30.38 per share and had a weighted average remaining contractual life of 7.8 years.

6. Income Taxes

     The Company accounts for income taxes in accordance with SFAS No. 109 which requires the recognition of deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax and financial reporting bases of assets and liabilities.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                               December 31,
                                                                      ----------------------------
                                                                         1995              1996
                                                                      ----------       -----------
     Accrued liabilities........................................      $    1,585       $     1,757
     Accrued rent...............................................           3,462             3,056
     Net operating loss carryforwards...........................           2,522             4,751
     AMT credit.................................................             628               587
     Deferred income............................................             360                --
     Other......................................................           1,150             1,719
                                                                      ----------       -----------
           Gross deferred tax assets............................           9,707            11,870
                                                                      ----------       -----------
     Other assets principally due to differences in
        amortization............................................          (2,051)           (2,150)
     Plant and equipment, principally due to
        differences in depreciation.............................          (7,201)           (7,039)
     Customer acquisition costs.................................          (1,716)           (2,337)
     Other......................................................            (417)               --
                                                                      -----------      -----------
           Gross deferred tax liabilities.......................         (11,385)          (11,526)
                                                                      ----------       -----------
                   Net deferred tax asset (liability)...........      $   (1,678)      $       344
                                                                      ==========       ===========

    At December 31, 1996, a non-current deferred tax asset of $987 is included in Other Assets in the accompanying Balance Sheets.

                           IRON MOUNTAIN INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


     The Company and its subsidiaries file a consolidated Federal income tax return. The provision for income taxes consists of the following components:

                                                     Years ended December 31,
                                             ----------------------------------------
                                                1994            1995           1996
                                             ---------       ---------      ---------
    Federal -- current..................     $      68       $     422      $     958
    Federal -- deferred.................         1,416             837             57
    State -- current....................           175              96          1,450
    State -- deferred...................           298             342         (1,030)
                                             ---------       ---------      ---------
                                             $   1,957       $   1,697      $   1,435
                                             =========       =========      =========

     A reconciliation of total income tax expense and the amount computed by applying the US Federal income tax rate of 34% to income before income taxes is as follows:

                                                                     1994           1995            1996
                                                                   --------       --------        --------
       Computed "expected" tax provision...................        $  1,102       $    661        $    609
       Increase in income taxes resulting from:
         State taxes (net of federal tax benefit)..........             312            289             278
         Non-deductible goodwill
            amortization...................................             521            843             602
         Other.............................................              22            (96)            (54)
                                                                   --------       --------        --------
                                                                   $  1,957       $  1,697        $  1,435
                                                                   ========       ========        ========

     The Company has estimated Federal net operating loss carryforwards of $11,510 at December 31, 1996 to reduce future Federal income taxes, if any, which begin to expire in 2005. The Company also has estimated state net operating loss carryforwards of approximately $3,610 to reduce future state income taxes, if any. Additionally, the Company has alternative minimum tax credit carryforwards of $587 which have no expiration date and are available to reduce future income taxes, if any.

                           IRON MOUNTAIN INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


7. Quarterly Results of Operations (Unaudited)

Quarter Ended                                          Mar. 31             June 30             Sept. 30            Dec. 31
-------------------------------------------------------------------------------------------------------------------------------
1995
Revenues .......................................        $  24,338          $   25,886          $    26,570         $   27,642
Gross profit ...................................           12,114              12,998               13,682             13,365
Net loss applicable to common
    stockholders - (1) .........................             (274)               (259) (4)            (822)  (5)         (504) (6)
Net loss per share applicable to
    common stockholders ........................            (0.04)              (0.03)               (0.11)             (0.06)
-------------------------------------------------------------------------------------------------------------------------------
1996
Revenues........................................        $  31,028          $   32,922          $    36,019         $   38,749
Gross profit ...................................           15,360              16,207               17,311             19,093
Income (loss) before extraordinary
    charge .....................................              286                 411                   --               (340)
Net income (loss) applicable to
    common stockholders ........................                6 (2)             411 (7)               --             (2,466) (3)
Income (loss) per share before
    extraordinary charge applicable to
    common stockholders ........................             0.00                0.04                 0.00              (0.03)
Net income (loss) per share applicable
    to common stockholders .....................             0.00                0.04                 0.00              (0.23)

----------------------------
(1) Includes charges of $452, $501, $554 and $600 respectively, related to the accretion of the put warrant.
(2)  Includes a charge of $280, related to the accretion of the put warrant.
(3) Includes an extraordinary charge of $2,126, net of tax benefit, related to the prepayment of certain indebtedness.
(4)  Includes a $360 after tax charge for litigation.
(5)  Includes a $900 write-down of the goodwill of a subsidiary.
(6) Includes a $300 after tax charge related to the relocation of the corporate accounting function from Los Angeles to Boston.
(7) Includes a $193 after tax charge related to the relocation of the corporate accounting function from Los Angeles to Boston.

8. Commitments and Contingencies

    a. Leases

     Iron Mountain leases most of its facilities under various operating leases. A majority of these leases have renewal options of five to ten years and have either fixed or Consumer Price Index escalation clauses. The Company also leases equipment under operating leases, primarily computers which have an average lease life of three years. Trucks and office equipment are also leased and have remaining lease lives ranging from one to seven years. Rent expense was $13,555, $15,661, and $21,114 for the years ended December 31, 1994, 1995 and 1996, respectively.

                           IRON MOUNTAIN INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)



     Minimum future lease payments are as follows:

                    Year                                   Operating
                  -------------------------------------    ---------
                  1997.................................    $  20,210
                  1998.................................       17,397
                  1999.................................       17,106
                  2000.................................       16,896
                  2001.................................       16,242
                  Thereafter...........................       80,332
                                                           ---------
                  Total minimum lease payments.........    $ 168,183
                                                           =========

    b. Litigation

     Iron Mountain is presently involved as a defendant in various litigation which has occurred in the normal course of business. Management believes it has meritorious defenses in all such actions, and in any event, the amount of damages, if such matters were decided adversely, would not have a material adverse effect on Iron Mountain's financial condition or results of operations.

    c. Other

     The Company may be responsible for environmental clean-up costs at certain of its facilities. Estimated costs of approximately $800 to perform the necessary remediation work are included in other liabilities in the accompanying balance sheets. Management believes the ultimate outcome of the above issue will not have a material adverse effect on Iron Mountain's financial condition or results of operations.

9. Related Party Transactions

     Iron Mountain leases space to an affiliated company, Schooner Capital Corporation (Schooner) for its corporate headquarters located in Boston, Massachusetts. For the years ended December 31, 1994, 1995 and 1996, Schooner paid Iron Mountain rent totaling $58, $49 and $68, respectively. Iron Mountain leases one facility from a landlord which is a related party. Total rental payments for the years ended December 31, 1994, 1995 and 1996 for this facility totaled $88, $93 and $94, respectively. In the opinion of management, both of these leases were entered into at market prices and terms.

10. Profit Sharing Retirement Plan

     The Company has a defined contribution plan which covers all non-union employees meeting certain service requirements. Eligible employees may elect to defer from 1 to 15% of compensation per pay period up to the amount allowed by the Internal Revenue Code. The Company makes matching contributions based on the amount of the employee contribution and years of credited service, according to a schedule as described in the Plan documents. The Company has expensed $168, $276 and $419 for the years ended December 31, 1994, 1995 and 1996, respectively.

11. Subsequent Events

    a.  Acquisitions

      Subsequent to December 31, 1996, the Company agreed to acquire substantially all of the assets and assume certain liabilities of five records management businesses for approximately $31,600 (not including contingent payments of up to approximately $800 based on the achievement of certain revenue targets in 1997 and 1998), in transactions accounted for under the purchase method. As of March 12, 1997, four of these transactions had been consummated. The fifth acquisition is expected to close during the second quarter of 1997.

                           IRON MOUNTAIN INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

    b.  Agreement to Merge with Safesite Records Management Corporation

     In addition to the acquisitions described above, in February 1997, the Company announced that it had reached a definitive agreement to merge with Safesite Records Management Corporation ("Safesite"), a privately held company based in the Boston, Massachusetts area.

     Safesite stockholders and holders of exercisable options will receive Iron Mountain common stock valued at approximately $50 million, plus approximately $12 million in cash. The number of shares of Iron Mountain common stock will be determined based on its market price, using a "collar" with a floor of $26.00 and a ceiling of $31.00. The transaction is subject to regulatory approval and the approval of Safesite's stockholders. The merger is expected to be completed during the second quarter of 1997.

    c.  Amendment and Restatement of the New Credit Facility

     On March 3, 1997, the Company amended the New Credit Facility, increasing the facility from $100 million to $150 million. In addition, certain other terms of the New Credit Facility, including interest rates, commitment fees and financial covenants were amended and restated.

    d.  Actions of the Board of Directors

     On March 3, 1997, the Board of Directors:

     (1) Voted, subject to stockholder approval, to increase the number of authorized shares of Common Stock-Voting from 13,000,000 shares to 20,000,000 shares.

     (2) Increased, subject to stockholder approval, the number of shares available for grant as options under the 1995 Stock Incentive Plan by 400,000.

     (3) Amended the 1995 Stock Incentive Plan to, among other things, incorporate the provisions of the 1995 Non-Employee Directors' Plan.

     (4) Granted 22,900 options to various employees to purchase common stock at fair market value at the date of grant.

     (5) Voted to terminate the 1995 Non-Employee Directors' Plan as of June 30, 1997.

    e.  Facility Fire


      In March 1997, Iron Mountain experienced three fires that resulted in extensive damage to two of its records management facilities in South Brunswick, New Jersey. The affected facilities represented less than three percent of revenues and less than two percent of EBITDA for 1996. Management believes that insurance will cover substantially all of Iron Mountain's property and business interruption losses relating to the fires. However, Iron Mountain may incur costs as a result of the fires which will not be covered by insurance. Management is unable to estimate at this time the magnitude of such costs. The claims process is lengthy and its outcome cannot be predicted with certainty. Based on its present assessment of the situation, management does not believe that the fires will have a material adverse effect on Iron Mountain's financial condition or results of operations, although there can be no assurance in this regard.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners Nashville Vault Company, Ltd.:

We have audited the accompanying balance sheet of Nashville Vault Company, Ltd. (a Tennessee limited partnership) as of December 31, 1995, and the related statements of income, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nashville Vault Company, Ltd. at December 31, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                                       Geo. S. Olive & Co. LLC

Indianapolis, Indiana
January 16, 1996

                         NASHVILLE VAULT COMPANY, LTD.
                      (A TENNESSEE LIMITED PARTNERSHIP)
                                BALANCE SHEET

                                             December 31,
                                                 1995
                                             ------------
                  ASSETS
Current assets:
Cash and cash equivalents ...............     $  275,806
Accounts receivable--trade ..............        180,609
Prepaid expenses ........................             60
                                               ----------
  Total current assets ..................        456,475
Property and equipment:
Building and improvements ...............      1,148,652
Furniture and equipment .................        269,798
Vehicles ................................         88,386
                                               ----------
                                               1,506,836
Accumulated depreciation and amortization       (833,520)
                                               ----------
                                                 673,316
                                               ----------
                                              $1,129,791
                                               ==========
               LIABILITIES
Current liabilities:
Accounts payable and accrued expenses ...     $  104,662
Deferred revenue ........................         43,253
Convertible notes payable ...............        325,000
                                               ----------
  Total current liabilities .............        472,915
PARTNERS' CAPITAL .......................        656,876
                                               ----------
                                              $1,129,791
                                               ==========

  The accompanying notes are an integral part of these financial statements.

                         NASHVILLE VAULT COMPANY, LTD.
                        (A TENNESSEE LIMITED PARTNERSHIP)
                               STATEMENT OF INCOME

                                                            Year Ended
                                                           December 31,
                                                               1995
                                                         ----------------
Revenue:
  Storage  ...........................................      $  636,302
  Service and storage material sales  ................         738,338
                                                            --------------
     Total revenue  ..................................       1,374,640
Operating expenses:
  Cost of sales (excluding depreciation)  ............         499,389
  Selling, general and administrative expenses  ......         326,674
  Depreciation and amortization  .....................         122,021
                                                            --------------
     Total operating expenses  .......................         948,084
                                                            --------------
Operating income  ....................................         426,556
Other income (expense):
  Interest income  ...................................          18,994
  Interest expense  ..................................         (80,022)
                                                            --------------
                                                               (61,028)
                                                            --------------
Net income  ..........................................      $  365,528
                                                            ==============
            STATEMENT OF PARTNERS' CAPITAL

Balance, Beginning of Year  ..........................      $  306,499
  Net income  ........................................         365,528
  Cash distributions  ................................         (15,151)
                                                            --------------
Balance, End of Year  ................................      $  656,876
                                                            ==============

  The accompanying notes are an integral part of these financial statements.

                         NASHVILLE VAULT COMPANY, LTD.

                      (A TENNESSEE LIMITED PARTNERSHIP)

                           STATEMENT OF CASH FLOWS

                                                                   Year Ended
                                                                  December 31,
                                                                      1995
                                                                ----------------
Operating Activities:
  Net income ...............................................       $ 365,528
  Items not affecting net cash provided by operating
    activities:
     Depreciation and amortization .........................         122,021
     Gain on disposal of property and equipment ............            (141)
     Changes in other items:
        Accounts receivable--trade .........................            (333)
        Prepaid expenses ...................................          16,761
        Accounts payable and accrued expenses ..............          41,230
        Deferred revenue ...................................          (2,012)
                                                                  --------------
        Net cash provided by operating activities ..........         543,054
Investing Activities:
  Purchase of property and equipment .......................         (30,908)
  Proceeds from sale of property and equipment .............           2,300
  Proceeds from sale of investments ........................         310,000
  Purchase of investments ..................................        (210,000)
                                                                  --------------
        Net cash provided by investing activities ..........          71,392
Financing Activities:
  Payments on debt .........................................        (489,969)
  Cash distribution to partners ............................         (15,151)
                                                                  --------------
        Net cash used by financing activities ..............        (505,120)
                                                                  --------------
Net increase in Cash and Cash Equivalents ..................         109,326
Cash and Cash Equivalents, Beginning of Year ...............         166,480
                                                                  --------------
Cash and Cash Equivalents, End of Year .....................       $ 275,806
                                                                  ==============
Supplemental Cash Flows Information:
  Cash paid during the year for interest ...................       $  80,022
  Equipment acquired with installment note .................          48,854

  The accompanying notes are an integral part of these financial statements.

                         NASHVILLE VAULT COMPANY, LTD.
                        (A TENNESSEE LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS

1. Nature of Operations

   Nashville Vault Company, Ltd. (the "Partnership") is a limited partnership formed pursuant to the Uniform Limited Partnership Act of Tennessee on February 21, 1985 to renovate, own and operate a maximum security facility containing safe deposit boxes and secured storage vaults in Nashville.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies

Cash Equivalents

   The Partnership considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 1995, cash equivalents consisted of savings accounts. From time to time during the year, the Partnership's cash accounts exceeded federally insured limits.

Property and Equipment

   Property and equipment are carried at cost, and such cost is being recovered using straight-line and accelerated methods of depreciation, with useful lives of 15 to 31.5 years for building and improvements, 5 to 7 years for furniture and equipment, and 5 years for vehicles.

Revenue Recognition

   Revenue is recognized when earned. Revenue billed in advance is shown as deferred revenue.

Advertising Costs

   The Partnership expenses advertising costs as incurred. Advertising costs were $6,787 in 1995.

Income Tax Status

   Since the entity is a partnership, it is not subject to federal and state income taxes and, accordingly, no provision for federal and state taxes on income is required. The partners include their allocable share of the net income or loss in their respective income tax returns.

3. Convertible Notes Payable

   The 12% convertible notes, payable to certain limited partners, are convertible into limited partnership units at a conversion price of $12,500 for one limited partnership unit. On January 1, 1996, all convertible notes were converted into 26 limited partnership units.

4. Employee Benefits

   On January 1, 1994, the Partnership established a 401(k) defined contribution plan for the benefit of substantially all of its employees, which allows for both employee and Partnership contributions. The Partnership contribution consists of a matching contribution of 25 percent of employee contributions, up to 3.75 percent of eligible employee compensation. The Partnership contribution to the plan was $3,924 for 1995. This plan was terminated on December 31, 1995.

                         NASHVILLE VAULT COMPANY, LTD.
                        (A TENNESSEE LIMITED PARTNERSHIP)

                 Notes to the Financial Statements--(continued)

5. Partnership Agreement

   The Agreement of Limited Partnership (as amended) specifies the allocation of profits, losses, and distributions to be allocated 1% to the General Partner and 99% to the Investor Limited Partners.

   Under the agreement, the limited partners are not liable for any debts of the Partnership nor are they required to make any additional capital contributions.

6. Related Party Transactions

   The Partnership leases the ground on which its building is located from family members of stockholders of the General Partner and pays real estate taxes and other related expenses under the lease which expires November 30, 2000. On January 1, 1996, the Partnership exercised an option to purchase the land for $250,000. Rent expense in 1995 was $29,000.

   The General Partner, USA Vault Corporation, is guaranteed a monthly management fee for the operation of the Partnership. The fee begins at $1,000 per month increasing to $2,000 and $3,000 monthly when annual gross revenue exceeds $200,000 and $300,000, respectively. The Partnership incurred management fees to the General Partner of $32,000 in 1995.

   The Partnership pays fees to a company owned by the president of USA Vault Corporation for accounting and bookkeeping services. Fees paid totaled $12,000 for 1995.

7. Major Customer

   Sales from a major customer approximated 10% of sales and 19% of accounts receivable at December 31, 1995.

8. Subsequent Event

   On January 4, 1996, the Partnership sold, effective January 1, 1996, substantially all of its operating assets for approximately $3,450,000 to Iron Mountain Record Management, Inc.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Directors
 Iron Mountain Incorporated:


We have audited the accompanying balance sheet of International Record Storage and Retrieval Service, Inc. as of December 31, 1995 and the related statements of operations, stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Record Storage and Retrieval Service, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                               Rothstein, Kass & Company, P.C.

Roseland, New Jersey
July 19, 1996

            INTERNATIONAL RECORD STORAGE AND RETRIEVAL SERVICE, INC.
                                 BALANCE SHEETS


                                                               December
                                                                  31,         June 30,
                                                                 1995           1996
                                                               ----------   ------------
                                                                            (Unaudited)
                                     ASSETS
Current assets:
  Cash ...................................................   $   134,340    $    66,151
  Accounts receivable, less allowance for doubtful
  accounts   of $16,000 in 1995 and 1996  .................      255,276        264,020
  Inventories ............................................        13,505         12,997
  Prepaid expenses and other .............................        24,690         33,576
                                                                --------      ----------
    Total current assets .................................       427,811        376,744
Equipment and improvements, less accumulated depreciation
  of $244,831 in 1995 and $277,428 in 1996  ...............      437,522        452,340
Deferred income taxes ....................................       171,000        160,000
Other assets .............................................        21,667         21,667
                                                                --------      ----------
                                                             $ 1,058,000    $ 1,010,751
                                                                ========      ==========
                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
  Current portion of long-term debt ......................   $    13,474    $    14,459
  Accounts payable .......................................         5,449         31,757
  Accrued expenses .......................................        62,558         69,714
  Due affiliates .........................................       617,173        513,261
  Deferred income ........................................        86,096         89,529
  Deferred compensation, current portion .................        40,401         41,940
                                                                --------      ----------
    Total current liabilities ............................       825,151        760,660
                                                                --------      ----------
Notes payable, net of current portion ....................         7,572             --
Deferred compensation, net of current portion ............       772,518        751,156
Deferred rent ............................................       236,035        233,254
Commitments and contingency
Stockholders' deficiency:
  Common stock, no par value, authorized, issued and
    outstanding 100 shares  ...............................          100            100
  Additional paid-in capital .............................       970,792        970,792
  Accumulated deficit ....................................    (1,754,168)    (1,705,211)
                                                                --------      ----------
    Total stockholders' deficiency .......................      (783,276)      (734,319)
                                                                --------      ----------
                                                             $ 1,058,000    $ 1,010,751
                                                                ========      ==========

See independent public accountants' report and notes to financial statements.

            INTERNATIONAL RECORD STORAGE AND RETRIEVAL SERVICE, INC.
                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                                                Year
                                               Ended           Six Months Ended
                                              December              June 30,
                                                31,        ---------------------------
                                                1995           1995           1996
                                             -----------    -----------   ------------
                                                           (Unaudited)    (Unaudited)
Revenues:
 Storage ...............................    $   962,463    $   462,275    $   528,604
 Service and storage material sales ....        620,428        322,215        312,739
                                              ---------      ---------      ----------
   Total revenues ......................      1,582,891        784,490        841,343
                                              ---------      ---------      ----------
Operating expenses:
 Costs of sales (excluding depreciation)        790,127        380,347        430,969
 Selling, general and administrative ...        427,748        212,704        247,085
 Depreciation and amortization .........         72,723         36,065         34,741
                                              ---------      ---------      ----------
   Total operating expenses ............      1,290,598        629,116        712,795
                                              ---------      ---------      ----------
Operating income .......................        292,293        155,374        128,548
Interest expense .......................         66,681         34,536         32,591
                                              ---------      ---------      ----------
Income before provision for income taxes        225,612        120,838         95,957
Provision for income taxes .............         21,000         13,000         11,000
                                              ---------      ---------      ----------
Net income .............................        204,612        107,838         84,957
Accumulated deficit:
Beginning of period ....................     (1,908,780)    (1,908,780)    (1,754,168)
Dividends ..............................        (50,000)            --        (36,000)
                                              ---------      ---------      ----------
End of period ..........................    $(1,754,168)   $(1,800,942)   $(1,705,211)
                                              =========      =========      ==========

See independent public accountants' report and notes to financial statements.

            INTERNATIONAL RECORD STORAGE AND RETRIEVAL SERVICE, INC.
                            STATEMENTS OF CASH FLOWS

                                                             Year
                                                             Ended         Six Months Ended
                                                           December            June 30,
                                                              31,       ----------------------
                                                             1995         1995         1996
                                                           ----------    --------   ----------
                                                                     (Unaudited)   (Unaudited)
Cash Flows from Operating Activities:
 Net income ..........................................     $ 204,612    $107,838    $  84,957
 Adjustments to reconcile net income to net cash
   provided by operating activities:
  Provision for doubtful accounts ....................         8,000       8,000           --
  Depreciation .......................................        72,723      36,065       34,741
  Provision for deferred income taxes ................        21,000      13,000       11,000
  Gain on disposal of property and equipment .........        (7,468)     (7,468)          --
  Increase (decrease) in cash attributable to changes
   in assets and liabilities:
   Accounts receivable ...............................      (102,421)    (82,045)      (8,744)
   Inventories .......................................         1,825      (4,824)         508
   Prepaid expenses and other ........................       (22,921)    (33,881)      (8,886)
   Accounts payable ..................................        (8,110)     40,228       26,308
   Accrued expenses ..................................        42,810      27,031        7,156
   Deferred income ...................................        13,016       8,074        3,433
   Deferred compensation and other liabilities .......       (50,195)    (31,099)     (19,823)
   Deferred rent .....................................        20,452       5,281       (2,781)
                                                            --------      ------      --------
Net Cash Provided by Operating Activities ............       193,323      86,200      127,869
                                                            --------      ------      --------
Cash Flows from Investing Activities:
 Proceeds from the sale of property and equipment ....        17,565      17,565           --
 Acquisitions of property and equipment ..............       (67,810)    (67,027)     (49,559)
                                                            --------      ------      --------
Net Cash used in Investing Activities ................       (50,245)    (49,462)     (49,559)
                                                            --------      ------      --------
Cash Flow from Financing Activities:
 Repayment of notes payable ..........................       (59,089)    (42,814)      (6,587)
 Advances from (repayments to) affiliates ............        81,310      61,673     (103,912)
 Dividends paid ......................................       (50,000)         --      (36,000)
                                                            --------      ------      --------
Net Cash Provided by (used in) Financing Activities ..       (27,779)     18,859     (146,499)
                                                            --------      ------      --------
Increase (Decrease) in Cash ..........................       115,299      55,597      (68,189)
Cash, beginning of period ............................        19,041      19,041      134,340
                                                            --------      ------      --------
Cash, end of period ..................................     $ 134,340    $ 74,638    $  66,151
                                                            ========      ======      ========
Supplemental Disclosure of Cash Flow Information, cash                  $
  paid during the period for interest ................     $  66,681      34,536    $  32,591
                                                            ========      ======      ========

See independent public accountants' report and notes to financial statements.

            INTERNATIONAL RECORD STORAGE AND RETRIEVAL SERVICE, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1--NATURE OF BUSINESS:

   The Company is engaged principally in the storage of records for customers in the New Jersey-New York area and providing ancillary services in conjunction with such records.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition

   Storage and service revenues are recognized in the month the respective service is provided. Storage material sales are recognized when shipped to the customer. The Company invoices storage charges to its customers in advance and these advanced billings are recorded as accounts receivable and the related revenues are included as deferred income in the accompanying financial statements.

   Inventories

   Inventories are carried at the lower of cost or market using the first-in first-out basis and are comprised primarily of cartons.

   Income Taxes

   The Company has elected to be treated as an "S" Corporation under the applicable sections of the Internal Revenue Code. Under these sections, corporate income or loss is allocated to the stockholders for inclusion in their personal income tax returns. Accordingly, there is no provision for federal income tax in the accompanying financial statements. State income taxes are recorded in accordance with Statement of Financial Accounting Standards
No. 109.

   Equipment and Improvements

   Equipment and improvements are stated at cost and depreciated using the straight-line method with the following useful lives:

   Office Equipment  ....................................     5 years
   Transportation equipment  ............................     5 to 10 years
   Shelving and warehouse improvements  .................     10 to 15 years

   Impairment of Long-Lived Assets

   The Company periodically assesses the recoverability of the carrying amounts of long-lived assets, including intangible assets. A loss is recognized when expected undiscounted future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value.

   Deferred Rent

   The Company's lease for its building used in the storage of records has fixed escalation clauses which require the normalization of rental expense over the life of the lease, resulting in deferred rent being reflected in the accompanying balance sheets.

            INTERNATIONAL RECORD STORAGE AND RETRIEVAL SERVICE, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (Continued)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

   Fair Value of Financial Instruments

   The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments", approximates the carrying amounts presented in the balance sheets.

   Unaudited Financial Statements

   The unaudited financial statements included herein have been prepared in accordance with generally accepted accounting principles. In the opinion of management, the unaudited financial statements include all adjustments of a normal and recurring nature which are necessary for a fair presentation. The results of operations for the six months ended June 30, 1995 and 1996 are not necessarily indicative of the results expected for the full year.

NOTE 3--EQUIPMENT AND IMPROVEMENTS:

   Equipment and improvements consist of the following:

                                                    December
                                                       31,        June 30,
                                                      1995          1996
                                                    ----------   ----------
                                                                (Unaudited)
   Office equipment  ...........................    $  97,919     $ 106,427
   Transportation equipment  ...................      108,217       108,217
   Shelving and warehouse improvements  ........      476,217       515,124
                                                      --------      --------
                                                      682,353       729,768
   Less accumulated depreciation  ..............     (244,831)     (277,428)
                                                      --------      --------
                                                    $ 437,522     $ 452,340
                                                      ========      ========

NOTE 4--NOTES PAYABLE:

   Long-term debt consists of various loans payable in monthly installments of approximately $1,200 including interest at rates ranging between 8.4% and 10.2% with the final payment June 1997. The loans are collateralized by certain equipment.

   Aggregate principal payment requirements in each of the years subsequent to December 31, 1995 are as follows:

   1996  ................................................    $13,474
   1997  ................................................      7,572

NOTE 5--RELATED PARTY TRANSACTIONS:

   The Company is affiliated, through common ownership, with a real estate management company, International Management Services, Inc. (IMS). IMS provides certain administrative services to the Company under agreements designed to reimburse IMS for the approximate cost of providing such services. Amounts due affiliates are non-interest bearing and have no specific repayment terms.

   The Company incurred charges for management fees to IMS of approximately $90,000 for the year ended December 31, 1995 and $44,000 and $50,000 for the six months ended June 30, 1995 (unaudited) and 1996 (unaudited), respectively.

            INTERNATIONAL RECORD STORAGE AND RETRIEVAL SERVICE, INC.
                 NOTES TO FINANCIAL STATEMENTS -- (Continued)

NOTE 6--DEFERRED COMPENSATION:

   The Company is obligated under an Income Continuation agreement dated October 1, 1994 with a former employee providing for a payment of $100,000 annually for the life of the employee. In 1994, the Company recorded an expense of $864,297 representing the present value of the benefits for the employee's life expectancy discounted at the rate of 7.5% per annum. Payments commenced in September 1994 and amounted to $100,000 for the year ended December 31, 1995 and $50,000 for each of the six month periods ended June 30, 1995 (unaudited) and 1996 (unaudited).

NOTE 7--INCOME TAXES:

   The provision for income taxes in the accompanying statements of operations consists of the following:

                                         Year
                                         Ended          Six Months Ended
                                       December             June 30,
                                          31,        ----------------------
                                         1995         1995         1996
                                       ----------    --------   ----------
                                                  (Unaudited)  (Unaudited)
    State income taxes deferred  ...     $21,000      $13,000      $11,000
                                         ========      ======      ========

   A reconciliation of total income tax expense and the amount computed by applying the state income tax rate of 9% to income before income taxes is as follows:

                                       Year
                                       Ended         Six Months Ended
                                     December            June 30,
                                        31,       ----------------------
                                       1995         1995         1996
                                     ----------    --------   ----------
                                                (Unaudited)  (Unaudited)
   Computed "expected" tax
     provision ..................     $20,000      $11,000      $ 9,000
   Other  .......................       1,000        2,000        2,000
                                       --------      ------      --------
                                      $21,000      $13,000      $11,000
                                       ========      ======      ========

   The Company has approximately $1,000,000 of net operating loss carryforwards for state income tax purposes at December 31, 1995. These carryforwards, which management expects will be fully utilized, expire through the year 2000.

   The components of the Company's deferred tax assets and liabilities are as follows:

                                                      Year           Six
                                                      Ended        Months
                                                    December        Ended
                                                       31,        June 30,
                                                      1995          1996
                                                    ----------   ----------
                                                                (Unaudited)
   Deferred Tax Assets:
    Tax benefit attributable to:
     Net operating loss carryforwards  .........    $ 89,000      $ 80,000
     Deferred rent  ............................      21,000        21,000
     Deferred compensation  ....................      73,000        71,000
     Other  ....................................       2,000         2,000
    Deferred tax liability, tax depreciation in
     excess of book depreciation  ..............     (14,000)      (14,000)
                                                      --------      --------
    Net Deferred Tax Asset  ....................    $171,000      $160,000
                                                      ========      ========

            INTERNATIONAL RECORD STORAGE AND RETRIEVAL SERVICE, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (Continued)

NOTE 8--RETIREMENT PLANS:

   The Company maintains a 401(k) plan for the benefit of its employees. The Company contributes to the plan annually, at their discretion, up to 4% of each participant's compensation. The expense amounted to $4,311 for the year ended December 31, 1995 and $1,960 and $1,839 for the six months ended June 30, 1995 (unaudited) and 1996 (unaudited), respectively.

NOTE 9--LEASE COMMITMENTS:

   The Company occupies general office and warehouse facilities under an operating lease expiring December 31, 2002, providing for minimum annual rentals as follows:

 Year ending
 December 31,
   1996  ................................................   $  318,000
   1997  ................................................      318,000
   1998  ................................................      318,000
   1999  ................................................      318,000
   2000  ................................................      350,000
   Thereafter  ..........................................      700,000
                                                               --------
                                                            $2,322,000
                                                               ========

   Rent expense for facilities charged to operations was $273,791 for the year ended December 31, 1995 and $113,556 and $158,506 for the six months ended June 30, 1995 (unaudited) and 1996 (unaudited), respectively.

NOTE 10--CONTINGENCY:

   The Company is a defendant in a legal proceeding with the lessor of its office and warehouse facilities relating to alleged damages suffered in connection with the cancellation of a proposed sale of the property to a third party. The claim does not specify an amount of damages and the Company has responded to the complaint and made a counter claim. It is management's opinion that the outcome of this litigation will not have a material effect on the Company's financial position or results of operations.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
 Iron Mountain Incorporated:

We have audited the accompanying balance sheet of Mohawk Business Record Storage, Inc. (a Minnesota corporation) as of December 31, 1995, and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mohawk Business Record Storage, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                                       ARTHUR ANDERSEN LLP

Minneapolis, Minnesota
September 6, 1996

                     MOHAWK BUSINESS RECORD STORAGE, INC.

                                 BALANCE SHEETS

                                    ASSETS

                                                                        December 31,      September 30,
                                                                            1995              1996
                                                                        ---------------   --------------
                                                                                          (Unaudited)
Current Assets:
 Cash and cash equivalents ..........................................      $ 223,478         $  95,947
 Accounts receivable (less allowance for doubtful accounts of $5,000
 and $13,500 in 1995 and 1996, respectively) ........................      1,186,858         1,163,478
 Notes receivable, stockholder   ....................................        100,000                --
 Inventories   ......................................................         31,548            26,586
 Prepaid expenses and other   .......................................         51,110            65,590
 Current portion of note receivable, related company  ...............         15,996            12,996
                                                                           ----------        ----------
    Total current assets   ..........................................      1,608,990         1,364,597
                                                                           ----------        ----------
Property and Equipment  .............................................      9,049,148         9,318,493
 Less -- Accumulated depreciation   .................................      5,013,510         5,536,537
                                                                           ----------        ----------
    Net property and equipment   ....................................      4,035,638         3,781,956
                                                                           ----------        ----------
Other Assets:
 Other   ............................................................         15,000            15,000
 Long-term note receivable, related company  ........................        222,004           216,004
                                                                           ----------        ----------
                                                                             237,004           231,004
                                                                           ----------        ----------
                                                                           $5,881,632        $5,377,557
                                                                           ==========        ==========
                                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Accounts payable ...................................................      $  47,887         $  38,990
 Notes payable--
   Bank  ............................................................      1,625,000           900,000
   Related parties   ................................................        333,200         1,899,100
 Accrued expenses ...................................................        507,450           407,925
 Deferred revenue ...................................................        551,947           441,815
                                                                           ----------        ----------
    Total current liabilities .......................................      3,065,484         3,687,830
                                                                           ----------        ----------
Long-term Notes Payable, stockholders  ..............................      1,400,000                --
Commitments and Contingencies (Note 4)
Stockholders' Equity:
 Common stock, 25,000 shares, $1 par, 4,000 shares issued and
 outstanding   ......................................................          4,000             4,000
 Paid-in capital  ...................................................         46,000            46,000
 Retained earnings   ................................................      1,366,148         1,639,727
                                                                           ----------        ----------
    Total stockholders' equity   ....................................      1,416,148         1,689,727
                                                                           ----------        ----------
                                                                           $5,881,632        $5,377,557
                                                                           ==========        ==========




   The accompanying notes are an integral part of these financial statements.

                     MOHAWK BUSINESS RECORD STORAGE, INC.

                STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                                   Year Ended       Nine Months Ended September 30,
                                                  December 31,      -------------------------------
                                                      1995             1995           1996
                                                  ---------------   -------------   ------------
                                                                            (Unaudited)
Revenues:
 Storage   ....................................     $4,705,253       $3,476,550     $3,985,686
 Service and storage material sales   .........      4,094,977        3,047,750      3,092,347
                                                    -----------      -----------    -----------
    Total revenues  ...........................      8,800,230        6,524,300      7,078,033
                                                    -----------      -----------    -----------
Operating Expenses:
 Cost of sales (excluding depreciation)  ......      4,644,836        3,527,125      3,550,591
 Selling, general and administrative  .........      2,833,687        2,146,345      2,381,855
 Depreciation and amortization  ...............        657,586          456,178        546,756
                                                    -----------      -----------    -----------
    Total operating expenses ..................      8,136,109        6,129,648      6,479,202
                                                    -----------      -----------    -----------
Operating Income ..............................        664,121          394,652        598,831
Interest Expense ..............................        297,868          218,956        195,590
Interest Income  ..............................         28,382           25,163         14,834
                                                    -----------      -----------    -----------
Net Income ....................................        394,635          200,859        418,075
Retained Earnings, beginning of period   ......      1,262,433        1,262,433      1,366,148
Dividend Distributions ........................        290,920          290,920        144,496
                                                    -----------      -----------    -----------
Retained Earnings, end of period   ............     $1,366,148       $1,172,372     $1,639,727
                                                    ===========      ===========    ===========




   The accompanying notes are an integral part of these financial statements.

                     MOHAWK BUSINESS RECORD STORAGE, INC.

                           STATEMENTS OF CASH FLOWS

                                                   Year Ended    Nine Months Ended September 30,
                                                  December 31,  --------------------------------
                                                      1995            1995          1996
                                                 --------------- --------------- ---------------
                                                                         (Unaudited)
Operating Activities:
 Net income ....................................   $   394,635     $   200,859     $ 418,075
 Adjustments to reconcile net income to
  net cash provided by operating activities--
   Depreciation and amortization    ............       657,586         456,178       546,756
   Gain (Loss) on sale of assets    ............        (6,662)         10,838        (4,710)
 Changes in assets and liabilities:
   Accounts receivable  ........................       (38,848)        149,604        23,380
   Inventories .................................        (2,299)         (7,936)        4,962
   Prepaid expenses and other ..................       (29,817)        (46,324)      (14,480)
   Deferred revenue  ...........................        69,238         (82,484)     (110,132)
   Accounts payable and accrued expenses  ......       233,202         242,069      (108,422)
                                                   -----------     -----------     ---------
    Net cash provided by operating activities        1,277,035         922,804       755,429
                                                   -----------     -----------     ---------
Investing Activities:
 Purchases of property and equipment   .........    (1,869,325)     (1,745,084)     (288,364)
 Notes receivable ..............................        12,000             250       109,000
 Proceeds from sale of assets ..................        31,143          29,000            --
 Other   .......................................       (15,000)        (15,000)           --
                                                   -----------     -----------     ---------
    Net cash used for investing activities   ...    (1,841,182)     (1,730,834)     (179,364)
                                                   -----------     -----------     ---------
Financing Activities:
 Proceeds from notes payable  ..................     1,659,482       1,558,200       343,880
 Principal payments on notes payable   .........      (744,582)       (316,100)     (902,980)
 Dividend distributions ........................      (290,920)       (290,920)     (144,496)
                                                   -----------     -----------     ---------
    Net cash provided by (used for) financing
    activities .................................       623,980         951,180      (703,596)
                                                   -----------     -----------     ---------
Net Increase (Decrease) in Cash  ...............        59,833         143,150      (127,531)
Cash and Cash Equivalents, beginning of period         163,645         163,645       223,478
                                                   -----------     -----------     ---------
Cash and Cash Equivalents, end of period  ......   $   223,478     $   306,795     $  95,947
                                                   ===========     ===========     =========
Supplemental Disclosure:
 Interest paid .................................   $   301,018     $   224,614     $ 181,435
                                                   ===========     ===========     =========

   The accompanying notes are an integral part of these financial statements.

                     MOHAWK BUSINESS RECORD STORAGE, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995


1. Organization of Business and Significant Accounting Policies

     Mohawk Business Record Storage, Inc. (the Company), a Minnesota corporation, is a full-service records management company providing storage and related services for all media. The Company serves numerous legal, banking, healthcare, accounting, insurance, entertainment and retail organizations in the Minneapolis and Saint Paul, Minnesota metropolitan areas.

Property and Equipment

     Depreciation and amortization of property and equipment are recorded using the straight-line and accelerated methods. Property and equipment consist of the following:

                                                                      December 31,
                                                   Useful Lives          1995
                                                  -----------------   ------------
Warehouse and disintegration equipment  ......    7 to 10 years        $5,585,597
Leasehold improvements   .....................    10 to 39 years        1,441,291
Transportation equipment .....................    5 to 10 years           723,603
Office equipment   ...........................    5 to 10 years         1,298,657
                                                                       ----------
                                                                       $9,049,148
                                                                       ==========


     Minor maintenance costs are expensed as incurred. Major improvements to the leased buildings are capitalized as leasehold improvements and depreciated as described above.

Revenue Recognition

     Storage and service revenues are recognized in the month the respective service is provided. Storage material sales are recognized when shipped to the customer. Amounts related to future storage for customers where storage fees are billed in advance are accounted for as deferred revenue and amortized over the applicable period. These amounts are included in deferred revenue in the accompanying balance sheet. The Company has one customer which accounted for 13% of revenues for the year ended December 31, 1995.

Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Inventories

     Inventories are carried at the lower of cost (first-in, first-out basis) or market and are comprised primarily of cartons.

Accrued Expenses

     Accrued expenses consisted of the following:

                                           December 31,
                                               1995
                                          --------------
 Accrued incentive compensation  ......      $307,621
 Accrued profit sharing ...............       160,000
 Other   ..............................        39,829
                                             ---------
   Accrued expenses  ..................      $507,450
                                             =========

                     MOHAWK BUSINESS RECORD STORAGE, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (Continued)


Income Taxes

     The Company has elected to be taxed as an S corporation under the applicable Internal Revenue Code sections. The net income of the Company is included in the individual income tax returns of the stockholders. Accordingly, there is no provision for federal income taxes in the accompanying financial statements.

Financial Instruments

     Unless otherwise noted, financial instruments are stated at cost, which approximates fair value.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates relate primarily to the realizability of accounts receivable and the adequacy of certain accrued expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk

     Credit risk with respect to accounts receivable is generally spread across a large number of customers with dispersion across different businesses. As of December 31, 1995, one customer accounted for 17% of outstanding accounts receivable.

Unaudited Financial Information

     The financial information as of September 30, 1996 and for the nine-month periods ended September 30, 1995 and 1996 is unaudited and has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, such information reflects all normal recurring adjustments necessary for a fair presentation. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

2. Debt

Notes Payable

Notes payable consisted of the following:

                                                                                             December 31,
                                                                                                 1995
                                                                                             -------------
Unsecured notes payable to stockholders, principal due February 1997, interest payable
 monthly at the prime rate (8.5% at December 31, 1995)   .................................     $1,400,000
Unsecured notes payable to related parties, due on demand, interest payable monthly at the
 prime rate (8.5% at December 31, 1995)   ................................................        333,200
                                                                                               ----------
  Total notes payable   ..................................................................      1,733,200
Less -- Current maturities ...............................................................       (333,200)
                                                                                               ----------
Notes payable, net of current maturities  ................................................     $1,400,000
                                                                                               ==========

                     MOHAWK BUSINESS RECORD STORAGE, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (Continued)


Line of Credit

     The Company has a $2,000,000 revolving credit agreement with a bank which is payable on demand. Borrowings bear interest at the prime rate and are collateralized by property and equipment, certain intangible assets and the personal guarantees of the Company's stockholders.


     The line-of-credit agreement contains various covenants which require the Company to maintain certain specified financial ratios. The Company was in compliance with these covenants as of December 31, 1995.


     Additional information relating to the line of credit is as follows:

                                                                 1995
                                                              -----------
     Borrowings outstanding at year-end  ..................   $1,625,000
     Available borrowings at year-end .....................      375,000
     Average borrowings outstanding during the year  ......    1,436,000
     Range of interest rates during the year   ............     8.5%-9.0%

3. Notes Receivable

Stockholder

     The Company loaned $452,300 to one of its stockholders on May 12, 1992. Interest is being paid monthly to the Company at the prime rate. Principal is payable upon demand. The balance due to the Company under this agreement as of December 31, 1995 was $100,000 and was repaid during the six-month period ended June 30, 1996.

Related Company

     The Company loaned $400,000 to a related partnership certain of whose partners are also stockholders of the Company. The proceeds of this loan were used to purchase a building that the Company is renting from this partnership (see Note 4). Interest is payable monthly by the partnership at the prime rate. Monthly principal payments are $1,333. Principal outstanding at December 31, 1995 was $238,000.

4. Commitments and Contingencies

Operating Leases -- Related Parties

     The Company has lease agreements for warehouse and office space with a partnership whose partners are also stockholders of the Company. The leases are operating leases with varying terms expiring between May 1998 and November 2009. The Company pays all maintenance, insurance and utilities. Rent expense under these leases was $509,000 for 1995.


     The Company has another lease agreement for additional warehouse space with a partnership, certain of whose partners are also stockholders of the Company. The lease is an operating lease with a term of 10 years through July 2000. The Company pays all taxes, maintenance, insurance and utilities. Rent expense under this lease was $472,000 for 1995.

                     MOHAWK BUSINESS RECORD STORAGE, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (Continued)


     Future minimum lease payments on these operating leases for each of the next five years and thereafter are as follows:

 1996  .....................   $  980,000
 1997  .....................      980,000
 1998  .....................      857,000
 1999  .....................      769,000
 2000 and thereafter  ......    3,226,000
                                ---------
                               $6,812,000
                                =========

Purchase Order Commitment

     In June 1996, the Company committed to purchase approximately $450,000 in additional warehouse storage racking.

5. Employee Benefits

Profit-Sharing Plan

     The Company has a profit-sharing plan covering substantially all of its full-time employees. Contributions are determined annually by the board of directors. Benefits are provided upon retirement, disability or death on the basis of funds added to the trust accounts and earnings during periods of participation. The total contribution to this plan was $160,000 for the year ended December 31, 1995.

Employee Benefit Plan

     The Company has adopted a salary deduction benefit plan which provides child care, medical and dental premiums, and other unreimbursed medical expenses. All regular employees who complete more than 25 hours per week of service are eligible to participate on a voluntary basis. The Company does not match employee contributions.

Bonus Plans

     The Company has agreed to pay bonuses to each of two of its stockholders equal to 20% of the net profits of the Company, as defined. Two other stockholders and a member of senior management each are entitled to receive bonuses equal to 5% of the net profits of the Company. In addition, the vice president of one of the Company's divisions receives a bonus equal to 10% of that division's net profits, as defined. Bonus expense for the year ended December 31, 1995 was $703,000.

6. Sale of Operating Assets

     On September 6, 1996, the Company entered into an agreement to sell substantially all of its operating assets to Iron Mountain Records Management, Inc.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Safesite Records Management Corporation:


We have audited the accompanying balance sheets of Safesite Records Management Corporation (a Delaware corporation) as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Safesite Records Management Corporation as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                      /s/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 14, 1997

                    SAFESITE RECORDS MANAGEMENT CORPORATION
                                BALANCE SHEETS
                          DECEMBER 31, 1995 AND 1996

                                                                       1995              1996
                                                                 ---------------   --------------
                                              ASSETS
 Current Assets:
   Cash ......................................................     $   297,076       $   221,207
   Accounts receivable (less reserve for doubtful accounts of
     $95,000 in 1995 and $95,200 in 1996)  ...................       1,922,241         2,414,417
   Inventories   .............................................          56,860            60,521
   Prepaid expenses and other   ..............................         138,920           132,255
                                                                   -----------       -----------
     Total current assets ....................................       2,415,097         2,828,400
                                                                   -----------       -----------
 Property and Equipment:  ....................................
   Property and equipment ....................................       5,975,726         7,942,630
   Less--Accumulated depreciation and amortization   .........      (3,223,333)       (3,971,394)
                                                                   -----------       -----------
     Net property and equipment ..............................       2,752,393         3,971,236
                                                                   -----------       -----------
 Deposits and Other ..........................................         299,176           264,784
                                                                   -----------       -----------
     Total assets   ..........................................     $ 5,466,666       $ 7,064,420
                                                                   ===========       ===========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
 Current Liabilities:  .......................................
   Revolving line of credit  .................................     $   200,000       $   225,000
   Accounts payable ..........................................         743,309           856,571
   Accrued payroll and related taxes  ........................         237,391           393,289
   Other accrued expenses ....................................         310,263           558,853
                                                                   -----------       -----------
     Total current liabilities  ..............................       1,490,963         2,033,713
                                                                   -----------       -----------
 Deferred Rent   .............................................         409,806           463,328
                                                                   -----------       -----------
 Commitments and Contingencies (Note 5)
 Stockholders' Equity:
   Preferred stock, $.01 par value-
   Authorized--5,000,000 shares
   Issued and outstanding--none .............................              --                --
 Common stock, $.01 par value-
   Authorized--15,000,000 shares
   Issued and outstanding--9,107,347 shares in 1995 and
    9,107,847 shares in 1996 .................................          91,073            91,078
   Additional paid-in capital   ..............................      12,940,041        12,941,236
   Accumulated deficit .......................................      (9,465,217)       (8,464,935)
                                                                   -----------       -----------
     Total stockholders' equity ..............................       3,565,897         4,567,379
                                                                   -----------       -----------
     Total liabilities and stockholders' equity   ............     $ 5,466,666       $ 7,064,420
                                                                   ===========       ===========



   The accompanying notes are an integral part of these financial statements.

                    SAFESITE RECORDS MANAGEMENT CORPORATION
                           STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                               1994            1995           1996
                                                           -------------   -------------   ------------
 Revenues:
   Storage .............................................    $5,885,609      $7,059,068      $8,300,236
   Service and storage material sales ..................     7,349,753       8,955,461      10,708,748
                                                            -----------     -----------     -----------
     Total revenues ....................................    13,235,362      16,014,529      19,008,984
 Operating Expenses:   .................................
   Cost of sales (excluding depreciation and
     amortization) .....................................     6,664,958       8,054,043       9,463,585
   Selling, general and administrative   ...............     4,974,358       6,444,171       7,586,602
   Depreciation and amortization   .....................       622,470         657,514         799,549
                                                            -----------     -----------     -----------
     Total operating expenses   ........................    12,261,786      15,155,728      17,849,736
                                                            -----------     -----------     -----------
     Operating income  .................................       973,576         858,801       1,159,248
 Interest Expense, net .................................       310,569         209,101          33,966
                                                            -----------     -----------     -----------
     Income before provision for income taxes  .........       663,007         649,700       1,125,282
 Provision for Income Taxes  ...........................        49,011          64,000         125,000
                                                            -----------     -----------     -----------
     Net income  .......................................    $  613,996      $  585,700      $1,000,282
                                                            ===========     ===========     ===========
 Earnings per Common and Common Equivalent Share  ......    $     0.08      $     0.07      $     0.11
                                                            ===========     ===========     ===========
 Weighted Average Common and Common Stock
 Equivalent Shares Outstanding  ........................     7,382,487       8,291,969       9,170,648
                                                            ===========     ===========     ===========



   The accompanying notes are an integral part of these financial statements.

                    SAFESITE RECORDS MANAGEMENT CORPORATION
                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                                                                                 Total
                                                   Common Stock           Additional                          Stockholders'
                                             Number          $.01           Paid-in         Accumulated          Equity
                                            of Shares      Par Value        Capital           Deficit           (Deficit)
                                            ------------   ------------   --------------   ----------------   ---------------
Balance, December 31, 1993   ............     7,332,347      $73,323        $9,426,580       $ (10,664,913)     $ (1,165,010)
 Net income   ...........................            --           --                --             613,996           613,996
                                             -----------     --------       -----------      -------------      ------------
Balance, December 31, 1994   ............     7,332,347       73,323         9,426,580         (10,050,917)         (551,014)
 Net income   ...........................            --           --                --             585,700           585,700
Issuance of common stock (Note 6)  ......     1,775,000       17,750         3,513,461                  --         3,531,211
                                             -----------     --------       -----------      -------------      ------------
Balance, December 31, 1995   ............     9,107,347       91,073        12,940,041          (9,465,217)        3,565,897
 Net income   ...........................            --           --                --           1,000,282         1,000,282
 Exercise of stock options   ............           500            5             1,195                  --             1,200
                                             -----------     --------       -----------      -------------      ------------
Balance, December 31, 1996   ............     9,107,847      $91,078        $12,941,236      $  (8,464,935)     $  4,567,379
                                             ===========     ========       ===========      =============      ============



   The accompanying notes are an integral part of these financial statements.

                    SAFESITE RECORDS MANAGEMENT CORPORATION
                           STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                               1994             1995             1996
                                                             ------------   ---------------   ------------
 Cash Flows from Operating Activities:
   Net income   ..........................................    $ 613,996       $   585,700     $ 1,000,282
   Adjustments to reconcile net income to net cash
   provided by operating activities--
     Depreciation and amortization   .....................      622,470           657,514         799,549
     Loss (gain) on disposition of fixed assets  .........       (1,909)            3,105          (9,929)
     Changes in deferred rent  ...........................       41,351            50,218          53,522
     Changes in assets and liabilities--   ...............
      Accounts receivable   ..............................     (427,082)          (50,794)       (492,176)
      Inventories  .......................................      (27,177)            9,024          (3,661)
      Prepaid expenses and other  ........................      (77,114)           27,528           6,665
      Accounts payable   .................................      205,462           131,898         113,262
      Accrued expenses   .................................       51,665           (34,118)        404,488
                                                              ---------       -----------     -----------
       Net cash provided by operating activities .........    1,001,662         1,380,075       1,872,002
                                                              ---------       -----------     -----------
 Cash Flows from Investing Activities:  ..................
   Purchase of fixed assets ..............................     (733,100)       (1,718,005)     (1,984,226)
   Proceeds from the sale of fixed assets  ...............        8,000             1,000          18,829
   Increase in other assets ..............................      (30,394)          (92,068)         (8,674)
                                                              ---------       -----------     -----------
       Net cash used in investing activities  ............     (755,494)       (1,809,073)     (1,974,071)
                                                              ---------       -----------     -----------
 Cash Flows from Financing Activities:
   Net proceeds from revolving line of credit ............           --           200,000          25,000
   Net proceeds from issuance of common stock ............           --         1,024,429              --
   Proceeds from the exercise of stock options   .........           --                --           1,200
   Repayment of notes payable to stockholders ............           --        (1,043,218)             --
                                                              ---------       -----------     -----------
       Net cash provided by financing activities .........           --           181,211          26,200
                                                              ---------       -----------     -----------
 Net Increase (Decrease) in Cash  ........................      246,168          (247,787)        (75,869)
 Cash, beginning of year .................................      298,695           544,863         297,076
                                                              ---------       -----------     -----------
 Cash, end of year .......................................    $ 544,863       $   297,076     $   221,207
                                                              =========       ===========     ===========
 Supplemental Disclosure of Cash Flow Information:
   Interest paid during the year  ........................    $ 336,500       $   242,532     $    28,700
                                                              =========       ===========     ===========
   Income taxes paid during the year .....................    $  21,011       $    64,700     $    89,630
                                                              =========       ===========     ===========
 Supplemental Disclosure of Noncash Financing Activities:
   Conversion of notes payable to stockholders into
   common stock    .......................................    $      --       $ 2,506,782     $        --
                                                              =========       ===========     ===========



   The accompanying notes are an integral part of these financial statements.

                    SAFESITE RECORDS MANAGEMENT CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996


1. Operations

     Safesite Records Management Corporation (the Company) provides off-site records management services for storing and retrieving paper, records and data processing media.

2. Summary of Significant Accounting Policies

     The accompanying financial statements reflect the application of certain accounting policies as described in this note and elsewhere in the accompanying financial statements and notes.


     a. Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     b. Revenue Recognition

     Revenue is recognized under storage and service agreements as the related services are performed.

     c. Inventories

     Inventories are carried at the lower of cost using the first-in, first-out basis or market and are comprised primarily of cartons.


     d. Depreciation and Amortization

     The Company provides for depreciation using the straight-line method by charges to operations in amounts that allocate the cost of the assets over their estimated useful lives as follows:


                                                      Estimated
              Asset Classification                   Useful Life
-------------------------------------------------  ---------------
 Warehouse fixtures and equipment ...............   7 Years
 Office furniture, fixtures and equipment  ......   5-7 Years
 Automobiles ....................................   2-3 Years
 Leasehold improvements  ........................   Life of Lease
 Equipment under capital leases   ...............   Life of Lease


     Property and equipment consist of the following:

                                                            December 31,
                                                    ---------------------------
                                                        1995           1996
                                                      --------      ---------
 Warehouse fixtures and equipment ...............    $4,422,840     $5,890,185
 Office furniture, fixtures and equipment  ......       734,929        921,410
 Automobiles ....................................        83,123         88,509
 Leasehold improvements  ........................       696,985      1,004,677
 Equipment under capital leases   ...............        37,849         37,849
                                                     -----------    -----------
                                                     $5,975,726     $7,942,630
                                                     ===========    ===========

                    SAFESITE RECORDS MANAGEMENT CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (Continued)


     e. Income Taxes

     The Company accounts for income taxes under the liability method of accounting for income taxes. Under this method, the Company recognizes a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the tax and financial reporting bases of assets and liabilities and tax loss carryforwards to the extent they are realizable.

     Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, assets and liabilities are adjusted through the provision for income taxes.

     f. Deferred Rent

     The Company has entered into various leases for buildings used in the storage of records. Certain leases have fixed escalation clauses or other features that require normalization of the rental expense over the life of the lease resulting in deferred rent being reflected in the accompanying balance sheets.

     g. Disclosure About Fair Value of Financial Instruments

     Effective December 31, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures About Fair Value of Financial Instruments, which requires that the Company disclose estimated fair values for certain of its financial instruments. Financial instruments include such items as cash, lines of credit and other instruments as defined in the standard. The carrying amounts of these financial instruments approximate their estimated fair values.

     h. Earnings Per Common and Common Equivalent Share

     Earnings per common and common equivalent share is computed based on the weighted average number of common and common stock equivalent shares outstanding during each period. Common stock equivalents consist of employee and nonemployee directors options to purchase common stock.

     On March 3, 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share. The new standard must be applied beginning in 1998 and at that time will require restatement of previously reported earnings per share. The new statement cannot be applied early. The Company believes that the effect of applying the new standard will not be material.

3. Revolving Line of Credit

     In December 1996, the Company amended its revolving line of credit agreement (the Agreement) with Fleet Bank of Massachusetts, N.A. by increasing the line from $1 million to $2 million. Loans under the Agreement are limited to the lesser of $2 million or the borrowing base (approximately $1,750,000 at December 31, 1996), as defined in the agreement, are due on June 30, 1998 and bear interest at prime plus 0.5% per annum (8.75% at December 31, 1996). Under the terms of the Agreement, the Company is required to pay an unused line fee equal to one-quarter of one percent per annum on the unused portion of the line, as defined in the Agreement. In addition, the Company is required to, among other things, comply with certain financial covenants, as defined in the Agreement. The line of credit has been classified as a current liability as of December 31, 1996, because the line is expected to be repaid at the effective time of the merger (see Note 10). At December 31, 1996, the Company was in compliance with the various covenants of the Agreement. Loans under the revolving line of credit are secured by all assets and property of the Company.

4. Income Taxes

     At December 31, 1996, the Company had approximately $781,000 of federal net operating loss carryforwards that expire in the years 2007 and 2008. These net operating loss carryforwards are available to reduce future taxable income and are subject to review and possible adjustment by the Internal Revenue Service. In addition, the Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available in any given year in the event of significant changes in ownership interest.

                    SAFESITE RECORDS MANAGEMENT CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (Continued)


     The provision for income taxes consists of the following components:

                       1994         1995          1996
                     -----------   ----------   -----------
 Federal-
  Current   ......     $ 11,500      $ 7,400      $ 79,300
  Deferred  ......      (11,500)      (7,400)      (43,156)
 State  ..........       49,011       64,000        88,856
                       --------      -------      --------
                       $ 49,011      $64,000      $125,000
                       ========      =======      ========


     The Company has recorded a 100% valuation allowance against the deferred tax asset related to the net operating loss carryforwards, as the realization of the asset is uncertain. The components of the deferred tax asset at December 31, 1995 and 1996 are as follows:

                                                          1995          1996
                                                       ------------ ------------
Tax effect of net operating loss carryforwards  ......   $ 560,176    $ 265,573
                                                         ---------    ---------
Tax effect of temporary differences-
  Deferred rent   ....................................     137,484      157,532
  Accrued medical ....................................      16,064       57,126
  Reserve for bad debts ..............................      32,300       32,368
  Deferred start-up costs  ...........................          --        8,786
  Depreciation .......................................      13,825     (135,598)
                                                         ---------    ---------
                                                           199,673      120,214
                                                         ---------    ---------
                                                           759,849      385,787
Valuation allowance  .................................    (759,849)    (385,787)
                                                         ---------    ---------
    Deferred tax asset  ..............................   $      --    $      --
                                                         =========    =========


     A reconciliation of total income tax expense and the amount computed by applying the U.S. Federal income tax rate of 34% to income before income taxes is as follows:

                                                                1994           1995            1996
                                                              ------------   ------------   ------------
 Computed "expected" tax provision    .....................     $ 225,422      $ 220,898      $ 382,596
 Increase (decrease) in income taxes resulting from--
  Utilization of net operating loss carryforwards    ......      (216,049)      (210,945)      (336,094)
  Disallowance for meals and entertainment expense   ......         7,291         11,807         17,101
  Other    ................................................            --             --          2,752
  Effect of certain state income taxes   ..................        32,347         42,240         58,645
                                                                ---------      ---------      ---------
                                                                $  49,011      $  64,000      $ 125,000
                                                                =========      =========      =========

5. Commitments and Contingencies

     a. Lease Commitments

     The Company rents certain equipment, offices and warehouse space under operating leases. Future minimum payments under these leases at December 31, 1996 are as follows:

                    SAFESITE RECORDS MANAGEMENT CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (Continued)


                                                 Operating Leases
                                          ----------------------------
                                                           Vehicle and
 Year                                       Real Estate      Equipment
-----
 1997 .................................     $3,120,000       $330,000
 1998 .................................      3,215,000        274,000
 1999 .................................      3,026,000        166,000
 2000 .................................      3,050,000         35,000
 2001 .................................      2,887,000         28,000
 Thereafter ...........................      8,235,000          2,000
                                            -----------      ---------
  Total minimum lease payments   ......     $23,533,000      $835,000
                                            ===========      =========


     Certain of the above office and warehouse leases are with two stockholders. Total rental expense charged to operations in 1994, 1995 and 1996 was approximately $2,229,000, $2,475,000 and $2,815,000, respectively, of which approximately $567,000, $597,000 and $633,000, respectively, was related to operating leases with these stockholders. The Company believes that the rent paid to the stockholders approximates fair value.


     b. Legal Matters

     The Company has been named as a defendant in certain lawsuits relating to personnel matters. In the opinion of management, based on discussions with legal counsel, the ultimate liability to the Company as a result of these matters will not have a material impact on the results of operations or financial position of the Company.

6. Issuance of Common Stock

     In July 1995, the Company sold 521,609 shares of common stock to existing stockholders at a price of $2.00 per share in order to repay a portion of the notes payable to certain stockholders. After issuance costs of $18,789, the net proceeds from the offering were $1,024,429. The remaining $2,506,782 of the notes payable to certain stockholders was converted directly into 1,253,391 shares of common stock.

7. Preferred Stock

     The Company has 5,000,000 shares of authorized, unissued and undesignated $.01 par value preferred stock. The Board of Directors is authorized to issue the shares for such consideration and on such terms as the directors may deem. The powers, designation, preferences and other rights or restrictions of the preferred shares will be determined by the Board of Directors.

8. Stock Incentive Plan

     The Company has established the Safesite Records Management Corporation 1990 Long-Term Incentive Plan (Incentive Plan) and the Safesite Records Management Corporation 1990 Nonstatutory Stock Option Plan (collectively, the Plans). Under the Plans, the Board of Directors may grant options to purchase up to an aggregate of 900,049 shares of common stock to officers, other key employees and nonemployee directors. The Plans allow the Company to grant both incentive stock options (Incentive Plan only) and nonqualified stock options; currently, all options granted under the Plans are nonqualified. The exercise price of options granted will not be less than the fair market value of the shares, as determined by the Board of Directors, on the date of grant. The options vest over five years with accelerated vesting in the event of a change in control or sale of the Company. Option activity under the Plans in 1994, 1995 and 1996 is as follows:

                    SAFESITE RECORDS MANAGEMENT CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (Continued)


                                                            Weighted
                                           Number of         Average
                                            Options       Exercise Price
                                           ------------   ---------------
 Outstanding, December 31, 1993   ......      175,750          $2.04
  Granted    ...........................       65,500           2.40
  Terminated ...........................       (2,000)          2.40
                                             --------          ------
 Outstanding, December 31, 1994   ......      239,250           2.14
  Granted    ...........................       90,000           3.00
  Terminated    ........................       (8,500)          2.57
                                             --------          ------
 Outstanding, December 31, 1995   ......      320,750           2.37
  Granted    ...........................      150,500           3.29
  Terminated    ........................       (3,500)          3.29
  Exercised  ...........................         (500)          2.40
                                             --------          ------
 Outstanding, December 31, 1996   ......      467,250          $2.66
                                             ========          ======
 Exercisable, December 31, 1996   ......      187,450          $2.20
                                             ========          ======


     At December 31, 1996, the weighted average remaining contractual life of outstanding options was approximately 6.6 years. Additionally, at December 31, 1996, the range of exercise prices for outstanding options was $1.60 to $3.29 and the range of exercise prices for shares currently exercisable was $1.60 to $3.00.

     Effective January 1, 1996, the Company adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The Company has elected to continue to account for stock options at intrinsic value with disclosure of fair value accounting on net income and earnings per share on a pro forma basis. Had the Company elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per common and common equivalent share would have been reduced to the pro forma amounts indicated in the table below:

                                                                       Years Ended December 31,
                                                                      --------------------------
                                                                         1995          1996
                                                                      -----------   ------------
Net income applicable to common stockholders--as reported   ......     $585,700     $1,000,282
Net income applicable to common stockholders--pro forma  .........      467,432        829,342
Net income per common and common equivalent share--as
 reported    ......................................................        0.07           0.11
Net income per common and common equivalent share--pro
 forma    .........................................................        0.06           0.09


     Consistent with SFAS No. 123, pro forma net income has not been calculated for options granted prior to January 1, 1995. Accordingly, pro forma compensation cost may not be representative of that to be expected in future years.

     The weighted average fair value of options granted in 1995 and 1996 was $1.55 and $1.33 per share, respectively. The values were estimated on the date of grant using the Black-Scholes option pricing model. The following table summarizes the weighted average assumptions used for grants in the year ended December 31:

 Assumption                               1995        1996
-------------------------------------   ----------   ---------
 Expected volatility  ...............     N/A          N/A
 Risk-free interest rate    .........    7.76%        5.38%
 Expected dividend yield    .........     N/A          N/A
 Expected life of the option   ......    9.2 yrs      9.5 yrs

                    SAFESITE RECORDS MANAGEMENT CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (Continued)


9. Profit Sharing Plan and Trust

     Effective January 1, 1995, the Company adopted the Safesite 401(k) Profit Sharing Plan and Trust (the Plan), which covers substantially all employees. Under the Plan, employees may contribute a portion of their earnings to the Plan to be invested in various savings alternatives. The Company makes matching contributions to the Plan at a rate of 20% of an employee's contribution, not to exceed 2% of such employee's salary. The matching contributions vest ratably over five years. The Company contributed $39,786 and $53,640 to the Plan for the years ended December 31, 1995 and 1996, respectively.

10. Subsequent Event

     In February 1997, the Company signed a definitive agreement to merge with Iron Mountain Incorporated (Iron Mountain), a publicly held company based in Boston, Massachusetts.

     The Company's stockholders and holders of exercisable options will receive Iron Mountain common stock valued at approximately $50 million, plus approximately $12 million in cash. The number of shares of Iron Mountain common stock will be determined based on its market price, using a "collar" with a floor of $26.00 and a ceiling of $31.00. The transaction is subject to regulatory approval and the approval of the Company's stockholders. The merger is expected to be completed during the second quarter of 1997.

                                                                         ANNEX I


                                                                  CONFORMED COPY





                          AGREEMENT AND PLAN OF MERGER


                                  By and Among


                           IRON MOUNTAIN INCORPORATED,

                             IM-1 ACQUISITION CORP.

                                       and

                     SAFESITE RECORDS MANAGEMENT CORPORATION

                                   dated as of

                               February 19, 1997,

                         as amended as of April 1, 1997


                    and as further amended as of May 7, 1997

                                TABLE OF CONTENTS


ARTICLE 1.

         THE MERGER.............................................................................................I-2
                  Section 1.1.      The Merger..................................................................I-2
                  Section 1.2.      Action by Stockholders......................................................I-2
                  Section 1.3.      Closing.....................................................................I-2
                  Section 1.4.      Effective Time..............................................................I-2
                  Section 1.5.      Effect of the Merger........................................................I-3
                  Section 1.6.      Certificate of Incorporation................................................I-3
                  Section 1.7.      Bylaws......................................................................I-3
                  Section 1.8.      Directors and Officers......................................................I-3

ARTICLE 2.

         CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES.....................................................I-3
                  Section 2.1.      Conversion of Securities....................................................I-3
                  Section 2.2.      Exchange of Certificates; Exchange Agent and
                                    Exchange Procedures.........................................................I-4
                  Section 2.3.      Stock Transfer Books........................................................I-6
                  Section 2.4.      Option Securities...........................................................I-6
                  Section 2.5.      Dissenting Shares...........................................................I-8

ARTICLE 3.

         REPRESENTATIONS AND WARRANTIES OF THE COMPANY..........................................................I-9
                  Section 3.1.      Organization and Business; Power and Authority;
                                    Effect of Transaction.......................................................I-9
                  Section 3.2.      Financial and Other Information............................................I-10
                  Section 3.3.      Changes in Condition.......................................................I-11
                  Section 3.4.      Liabilities................................................................I-11
                  Section 3.5.      Title to Properties; Leases................................................I-12
                  Section 3.6.      Compliance with Private Authorizations.....................................I-12
                  Section 3.7.      Compliance with Governmental Authorizations and
                                    Applicable Law.............................................................I-13
                  Section 3.8.      Intangible Assets..........................................................I-14
                  Section 3.9.      Related Transactions.......................................................I-14
                  Section 3.10.             Insurance..........................................................I-14
                  Section 3.11.             Tax Matters........................................................I-15
                  Section 3.12.             ERISA..............................................................I-16
                  Section 3.13.             Authorized and Outstanding Capital Stock...........................I-17
                  Section 3.14.             Employment Arrangements............................................I-19
                  Section 3.15.             Material Agreements................................................I-19
                  Section 3.16.             Ordinary Course of Business........................................I-19
                  Section 3.17.             Bank Accounts, Etc.................................................I-21
                  Section 3.18.             Adverse Restrictions...............................................I-21

                                       I-i


                  Section 3.19.             Broker or Finder...................................................I-21
                  Section 3.20.             Environmental Matters..............................................I-22
                  Section 3.21.             Operational Matters................................................I-23
                  Section 3.22.             Materiality........................................................I-23

ARTICLE 4.

         REPRESENTATIONS AND WARRANTIES OF ACQUIROR
         AND ACQUIROR MERGER SUBSIDIARY........................................................................I-23
                  Section 4.1.      Organization and Qualification; Power and Authority;
                                    Effect of Transaction......................................................I-23
                  Section 4.2.      Capitalization of Acquiror and Acquiror Merger Subsidiary..................I-24
                  Section 4.3.      SEC Filings; Financial Statements..........................................I-25
                  Section 4.4.      Registration Statement.....................................................I-26
                  Section 4.5.      Brokers....................................................................I-26

ARTICLE 5.

         ADDITIONAL COVENANTS..................................................................................I-26
                  Section 5.1.      Access to Information; Confidentiality.....................................I-26
                  Section 5.2.      Agreement to Cooperate.....................................................I-27
                  Section 5.3.      Affiliate Agreements; Registration Rights Agreement........................I-29
                  Section 5.4.      No Solicitation............................................................I-29
                  Section 5.5.      Directors' and Officers' Indemnification and Insurance.....................I-30
                  Section 5.6.      Notification of Certain Matters............................................I-30
                  Section 5.7.      Public Announcements.......................................................I-30
                  Section 5.8.      Obligations of Acquiror....................................................I-31
                  Section 5.9.      Employee Benefits; Severance Policy........................................I-31
                  Section 5.10.             Certain Actions Concerning Business Combinations...................I-31
                  Section 5.11.             Conversion of Option Securities....................................I-31
                  Section 5.12.             Tax Treatment......................................................I-31
                  Section 5.13.             Preparation of the Registration Statement..........................I-32

ARTICLE 6.

         CLOSING CONDITIONS....................................................................................I-33
                  Section 6.1.      Conditions to Obligations of Each Party to Effect the Merger...............I-33
                  Section 6.2.      Conditions to Obligations of Acquiror and Acquiror Merger Subsidiary.......I-34
                  Section 6.3.      Conditions to Obligations of the Company...................................I-35

ARTICLE 7.

         TERMINATION, AMENDMENT AND WAIVER.....................................................................I-36
                  Section 7.1.      Termination................................................................I-36
                  Section 7.2.      Effect of Termination......................................................I-37

                                      I-ii


                  Section 7.3.      Amendment..................................................................I-38
                  Section 7.4.      Waiver.....................................................................I-38
                  Section 7.5.      Fees, Expenses and Other Payments..........................................I-38
                  Section 7.6.      Effect of Investigation....................................................I-39

ARTICLE 8.

         INDEMNIFICATION.......................................................................................I-39
                  Section 8.1.      Survival...................................................................I-39
                  Section 8.2.      Escrow; Indemnification....................................................I-39
                  Section 8.3.      Limitation of Liability; Disposition of Escrow Indemnity Funds.............I-40
                  Section 8.4.      Notice of Claims...........................................................I-41
                  Section 8.5.      Defense of Third Party Claims..............................................I-41
                  Section 8.6.      Balance Sheet Adjustment...................................................I-42
                  Section 8.7.      Exclusive Remedy...........................................................I-42

ARTICLE 9.

         GENERAL PROVISIONS....................................................................................I-42
                  Section 9.1.      Notices....................................................................I-42
                  Section 9.2.      Headings...................................................................I-43
                  Section 9.3.      Severability...............................................................I-43
                  Section 9.4.      Entire Agreement...........................................................I-43
                  Section 9.5.      Assignment.................................................................I-44
                  Section 9.6.      Parties in Interest........................................................I-44
                  Section 9.7.      Governing Law..............................................................I-44
                  Section 9.8.      Enforcement of the Agreement...............................................I-44
                  Section 9.9.      Counterparts...............................................................I-44
                  Section 9.10.     Mutual Drafting............................................................I-45
                  Section 9.11.     Continuation of Covenants..................................................I-45

ARTICLE 10.

         DEFINITIONS...........................................................................................I-45

EXHIBITS

         5.3           Form of Affiliate Agreement
         6.2(c)        Form of Opinion of Woods, Oviatt, Gilman, Sturman & Clarke LLP
         6.3(a)        Form of Opinion of Sullivan & Worcester LLP
         8.3           Form of Escrow Agreement

SCHEDULES

         Disclosure Schedule
         Acquiror Disclosure Schedule

                          AGREEMENT AND PLAN OF MERGER


         AGREEMENT AND PLAN OF MERGER, dated as of February 19, 1997, among Iron Mountain Incorporated, a Delaware corporation ("Acquiror"), IM-1 Acquisition Corp., a Delaware corporation and a wholly owned Subsidiary of Acquiror ("Acquiror Merger Subsidiary"), and Safesite Records Management Corporation, a Delaware corporation (the "Company").

                              W I T N E S S E T H:

         WHEREAS, upon the terms and subject to the conditions of this Agreement (this and other capitalized terms used herein are either defined in Section 10 below or in another Section of this Agreement and, in such case, Article 10 includes a reference to such Section), in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Company and Acquiror Merger Subsidiary will carry out a business combination transaction pursuant to which Acquiror Merger Subsidiary will merge with and into the Company (the "Merger") and the stockholders of the Company (the "Stockholders") will convert their holdings into a combination of cash and shares of the Voting Common Stock, par value $.01 per share, of Acquiror ("Acquiror Stock");

         WHEREAS, the Board of Directors of the Company has unanimously determined that the Merger is fair to, and in the best interests of, the Company and the Stockholders and has approved and adopted this Agreement as a tax-free plan of reorganization within the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), has approved this Agreement, the Merger and the Transactions and has recommended approval and adoption of this Agreement, the Merger and the Transactions by the Stockholders; and

         WHEREAS, the Board of Directors of Acquiror has unanimously approved and adopted this Agreement, the Merger and the Transactions, and Acquiror has approved and adopted this Agreement, the Merger and the Transactions as the sole stockholder of Acquiror Merger Subsidiary;

         NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE 1.

                                   THE MERGER


         Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL at the Effective Time, the Company shall be merged with and into Acquiror Merger Subsidiary. As a result of the Merger, the separate existence of the Company shall cease and Acquiror Merger Subsidiary shall continue as the surviving corporation of the Merger (the "Surviving Corporation").


         Section 1.2.      Action by Stockholders.

         (a) The Company, acting through its Board of Directors, shall, in accordance with and subject to Applicable Law and its Organic Documents: as soon as practicable, duly call, give notice of, convene and hold a special meeting of the Stockholders for the purpose of adopting and approving this Agreement, the Merger and the Transactions (the "Special Meeting"); include in any proxy statement related to the Special Meeting the conclusion and recommendation of the Board of Directors to the effect that the Board of Directors, having determined that this Agreement, the Merger and the Transactions are in the best interests of the Company and the Stockholders, has approved this Agreement, the Merger and the Transactions and recommends that the Stockholders vote in favor of the approval and adoption of this Agreement, the Merger and the Transactions; and use its best efforts to obtain the necessary approval and adoption of this Agreement, the Merger and the Transactions by the Stockholders.

         (b) Acquiror hereby represents that Acquiror, as sole stockholder of Acquiror Merger Subsidiary, has approved and adopted this Agreement, the Merger and the Transactions. Acquiror shall take all additional actions as sole stockholder of Acquiror Merger Subsidiary necessary to adopt and approve and effectuate the provisions of this Agreement, the Merger and the Transactions.

         Section 1.3. Closing. Unless this Agreement shall have been terminated pursuant to Section 7.1 hereof and the Merger and the Transactions shall have been abandoned, the closing of the Merger (the "Closing") will take place at 10:00 A.M., local time, on the fifth business day (the "Closing Date") after the date on which the last of the conditions set forth in Article 6 is satisfied or waived (other than conditions requiring deliveries at the Closing), at the offices of Sullivan & Worcester LLP, One Post Office Square, Boston, Massachusetts, unless another date, time or place is agreed to in writing by the Company and Acquiror.

         Section 1.4. Effective Time. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article 6 (but subject to Section 1.3 hereof), the Parties shall cause the Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware, and by making any related filings required under the DGCL. The Merger shall become effective at such time (but not prior to the Closing
Date) as such certificate is duly filed with the Secretary of State of the State of Delaware, or at such later time as is specified in such certificate (the "Effective Time").

         Section 1.5. Effect of the Merger. From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and Acquiror Merger Subsidiary, and the Merger shall otherwise have the effects, all as provided under the DGCL.

         Section 1.6. Certificate of Incorporation. From and after the Effective Time, the Certificate of Incorporation of Acquiror Merger Subsidiary as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, until amended in accordance with Applicable Law, and the name of the Surviving Corporation shall be such name as Acquiror may elect.

         Section 1.7. Bylaws. From and after the Effective Time, the bylaws of Acquiror Merger Subsidiary as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until amended in accordance with Applicable Law.

         Section 1.8. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified (or their earlier resignation or removal) in accordance with Applicable Law the directors of Acquiror Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and the officers of Acquiror Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation. B. Thomas Golisano shall be appointed or elected as a Director of Acquiror, to hold office in accordance with the Restated Certificate of Incorporation and By-Laws of Acquiror.




                                   ARTICLE 2.

               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

         Section 2.1. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror Merger Subsidiary, the Company or the holders of any of the following securities:

         (a) Each share of Common Stock, par value $.01 per share, of the Company (the "Company Stock") issued and outstanding immediately prior to the Effective Time (other than any shares of Company Stock to be cancelled pursuant to Section 2.1(b) and any Dissenting Shares), shall be converted into the right to receive, subject to the indemnification provisions of Article 8 hereof, (i) that number equal to the Stock Conversion Number of fully paid and nonassessable shares of Acquiror Stock (the "Stock Merger Consideration") and (ii) cash in an amount equal to the Cash Conversion Number (the "Cash Merger Consideration", and together with the Stock Merger Consideration, the "Merger Consideration"). At the Effective Time, all shares of Company Stock (the "Shares") shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and certificates previously evidencing any such Shares (each, a "Certificate") shall thereafter represent the right to receive, upon the surrender of such Certificate in accordance with the provisions of Section 2.2, but subject to the indemnification provisions of Article 8 hereof, the Stock Merger Consideration and Cash Merger Consideration multiplied by the number of Shares represented by such Certificate, and a holder of more than one Certificate shall have the right to receive the Stock Merger Consideration and

Cash Merger Consideration multiplied by the number of Shares represented by all such Certificates (the "Exchange Merger Consideration"). The holders of such Certificates previously evidencing such Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by Applicable Law. Notwithstanding anything to the contrary herein, the Stock Merger Consideration to be received by any Stockholder prior to the termination of the Escrow Indemnity Period shall be adjusted to give full effect to the indemnification provisions in Article 8 hereof.

         (b) Each Share held in the treasury of the Company and each Share owned by Acquiror or any direct or indirect Subsidiary of Acquiror immediately prior to the Effective Time shall automatically be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

         (c) Each share of common stock of Acquiror Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.


         (d) In lieu of issuing fractional shares, Acquiror shall convert a holder's right to receive shares of Acquiror Stock pursuant to Sections 2.1(a) and Section 2.1(e) into a right to receive the highest whole number of shares of Acquiror Stock constituting the non-cash portion of the Exchange Merger Consideration to be received plus cash equal to the fraction of a share of Acquiror Stock to which the holder would otherwise be entitled (in each case after giving effect to Section 1.2(e) hereof) multiplied by the Determination Price, and the Exchange Merger Consideration to which a holder is so entitled shall be deemed to be such number of shares of Acquiror Stock plus such cash in lieu of fractional shares plus the cash portion of the Exchange Merger Consideration. In addition, upon distribution to Stockholders of any portion of the Escrow Indemnity Funds, Acquiror shall deliver to such Stockholder the highest whole number of shares of Acquiror Stock to which such Stockholder is entitled plus cash equal to the fraction of a share of Acquiror Stock to which the holder would otherwise be entitled multiplied by the Market Price. For purposes of carrying out the intent of this Section 2.1(d), Acquiror may aggregate Certificates so that fractional shares of Acquiror Stock due in exchange for multiple Certificates may be combined to yield a number of whole shares thereof plus a single fraction.

         (e) In order to implement the indemnification provisions of Section 8 hereof, the Stock Merger Consideration payable to each Stockholder pursuant to
Section 2.2 prior to the termination of the Escrow Indemnity Period hereof shall be equal to the product of (i) the Closing Stock Conversion Number and (ii) the number of Shares represented by Certificates held by such Stockholder. The remainder of such Stockholder's Stock Merger Consideration shall be held as part of the Escrow Indemnity Funds and shall be payable to such Stockholder after the Escrow Indemnity Period in accordance with Section 8 hereof and the Escrow Agreement.


         Section 2.2. Exchange of Certificates; Exchange Agent and Exchange Procedures.


         (a) As soon as reasonably practicable after the Effective Time, Acquiror shall deposit or cause to be deposited with a bank or trust company designated by Acquiror (the "Exchange

Agent"), for the benefit of the holders of Shares (other than Dissenting Shares), for exchange in accordance with this Article, through the Exchange Agent, (i) cash (by wire transfer of federal funds pursuant to instructions reasonably satisfactory to the Exchange Agent) in an amount equal to the Cash Merger Consideration multiplied by the number of all Shares issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled pursuant to Section 2.1(b) and any Dissenting Shares) (said number of Shares less said Shares to be cancelled and less said Dissenting Shares hereafter to be referred to as the "Net Shares"), and (ii) the Stock Merger Consideration multiplied by the Net Shares, plus cash in an amount sufficient to make payment for fractional shares, in exchange for all of the outstanding Shares, less the number of shares of Acquiror Stock constituting the Escrow Indemnity Funds (collectively, the "Exchange Fund"). Subject to Article 8 hereof, the Exchange Agent shall, pursuant to irrevocable instructions from Acquiror, deliver the Exchange Merger Consideration to be issued pursuant to
Section 2.1(a) out of the Exchange Fund to holders of Shares upon transmittal of Certificates for exchange as provided therein and in Section 2.2(b). The Exchange Fund shall not be used for any other purpose. Any interest, dividends or other income earned by the Exchange Fund shall be for the account of Acquiror.


         (b) As soon as reasonably practicable after the Effective Time, Acquiror will instruct the Exchange Agent to issue (pursuant to instructions from each holder of record reasonably satisfactory to Acquiror and the Exchange Agent, and otherwise by mail to the most recent address of such holder as shown on the Company's books and records) to such holder of a Certificate or Certificates which immediately prior to the Effective Time evidenced outstanding Shares (other than Shares to be cancelled pursuant to Section 2.1(b) and any Dissenting Shares), a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Acquiror and the Company may reasonably specify) and instructions to effect the surrender of the Certificates in exchange for the Exchange Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Acquiror together with such letter of transmittal, duly executed, and such other customary documents as may be reasonably required pursuant to such instructions (collectively, the "Transmittal Documents"), the holder of such Certificate shall be entitled to receive in exchange therefor the Exchange Merger Consideration which such holder has the right to receive, subject to Article 8 hereof, pursuant to Sections 2.1(a) and 2.1(d) hereof, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, the Exchange Merger Consideration may be issued and paid in accordance with this Article to a transferee if the Certificate evidencing such Shares is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. The Exchange Merger Consideration will be delivered by the Exchange Agent promptly following surrender of a Certificate and the related Transmittal Documents, and cash payments for fractional shares and the cash portion of the Exchange Merger Consideration may be made by check (or, pursuant to instructions reasonably satisfactory to the Exchange Agent, by wire transfer). No interest will be payable on the Exchange Merger Consideration regardless of any delay in making payments. Until surrendered as contemplated by this Section, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive, upon such surrender, the Exchange Merger Consideration, without interest.

         (c) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and subject to such other conditions as Acquiror reasonably may impose, the Surviving Corporation shall issue in exchange for such lost, stolen or destroyed Certificate the Exchange Merger Consideration deliverable in respect thereof as determined in accordance with Sections 2.1(a) and 2.1(d), subject to Article 8 hereof. Acquiror may, in its discretion and as a condition precedent to authorizing the issuance thereof by the Surviving Corporation, require the owner of such lost, stolen or destroyed Certificate to provide a bond or other surety to Acquiror and the Surviving Corporation in such sum as Acquiror may reasonably direct as indemnity against any claim that may be made against Acquiror or the Surviving Corporation (and their Affiliates) with respect to the Certificate alleged to have been lost, stolen or destroyed.


         (d) Any portion of the Exchange Fund which remains undistributed to the holders of the Company Stock for ninety (90) days after the Effective Time shall be delivered to Acquiror upon demand by Acquiror, and any holders of Certificates who have not theretofore complied with this Article shall thereafter look only to Acquiror for the Exchange Merger Consideration to which they are entitled pursuant to this Article.

         (e) None of Acquiror, Acquiror Merger Subsidiary, the Company or the Surviving Corporation shall be liable to any holder of Shares for any shares of Acquiror Stock or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

         (f) Each of Acquiror, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as Acquiror, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by Acquiror, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Acquiror, the Surviving Corporation or the Exchange Agent.

         Section 2.3. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of Shares thereafter on the records of the Company other than to Acquiror. On or after the Effective Time, any Certificate presented to the Exchange Agent or the Surviving Corporation shall be converted into the Exchange Merger Consideration.

         Section 2.4. Option Securities


         (a) As soon as reasonably practicable after the Effective Time, each holder of an Option Security who elects to shall receive (i) subject to clause
(ii) below, in respect of any such Option Security or portion thereof which is exercisable at the Effective Time (including those which will become exercisable by virtue of the consummation of the Merger) (1) a non-qualified option to acquire shares of Acquiror Stock under Acquiror's 1995 Stock Incentive Plan, which option for Acquiror Stock shall (A) have an exercise price per share determined by dividing the exercise price per share of the applicable Option Security by the Stock Conversion Number and (B) entitle the holder to purchase that number of shares equal to the product of (x) the number of shares subject to such Option Security which as of the Effective Time is exercisable and (y) the Stock Conversion Number, and (2) cash in the amount of the product of (x) the number of shares subject to such Option Security which as of the Effective Time is exercisable and (y) the Cash Conversion Number, and (ii) in respect of any such Option Security or portion thereof which is not exercisable at the Effective Time and in respect of those Option Securities to acquire 17,500 shares of Company Stock recently granted to the five individuals identified in Section 3.13(b) of the Disclosure Schedule, a non-qualified option to acquire shares of Acquiror Stock under Acquiror's 1995 Stock Incentive Plan at an exercise price and in an amount affording the holder equivalent value for the Option Security being exchanged, which option for Acquiror Stock shall (1) have an exercise price per share determined by dividing (x) the exercise price per share of the applicable Option Security by (y) the quotient of the Share Price divided by the Determination Price, and (2) entitle the holder to purchase that number of shares as equals the product of (x) the number of shares subject to such Option Security which as of the Effective Time is not exercisable and (y) the quotient of the Share Price divided by the Determination Price. In addition, each option to acquire Acquiror Stock issued in accordance with this Section 2.4 shall be exercisable (subject to the terms of such Option Security and Acquiror's 1995 Stock Incentive Plan) on the date the applicable Option Security would have been exercisable and otherwise be subject to the terms and conditions of the Acquiror 1995 Stock Incentive Plan (it being understood that the terms of the Acquiror option agreement, as to any employee, other than the Principal Stockholders, of the Company who is not employed by Acquiror or any of its Affiliates on the first anniversary of the Closing Date, shall not (a) make it a condition to exercise such option that such employee be in compliance with an Acquiror confidentiality or non-competition agreement and (b) require such employee to pay to Acquiror the excess of the fair market value on the day of exercise over the exercise price as a result of being employed by a competitor of Acquiror within two years after the exercise of such option).


         (b) In lieu of issuing any option to acquire a fractional share of Acquiror Stock, Acquiror shall convert a holder's right to receive an option pursuant to this Section 2.4 into a right to receive an option to acquire the nearest whole number of shares of Acquiror Stock (with no adjustment to any cash amount received in connection with the conversion of an Exercisable Option).

         (c) Notwithstanding the foregoing, in lieu of issuing cash in respect of exercisable Option Securities, Acquiror reserves the right, in its sole discretion, subject to notification to the Company not less than ten (10) days prior to the Closing Date, to exchange each vested and exercisable Option Security solely for an option to acquire Acquiror Stock, the terms and conditions (including, without limitation, the amount and exercise price per share) of which will be determined in accordance with clause (a)(ii) above.

         Section 2.5. Dissenting Shares.

         (a) Notwithstanding any other provision of this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and which are held by Stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall be entitled to and shall have demanded properly in writing appraisal for such Shares in accordance with the DGCL, and who shall not have withdrawn such demand or otherwise have forfeited appraisal rights (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration. Such Stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of the DGCL, except that all Dissenting Shares held by Stockholders who shall have failed to perfect or who effectively shall have withdrawn, forfeited or lost their rights to appraisal of such Shares under the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive, without any interest thereon, the Exchange Merger Consideration, upon surrender, in the manner provided in Section 2.2, of the Certificate or Certificates that formerly evidenced such Shares.

         (b) The Company shall give Acquiror prompt notice of any demands for appraisal received by it, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and relating thereto. The Company and Acquiror shall jointly direct all negotiations and proceedings with respect to demands for appraisal under Applicable Law. The Company shall not, except with the prior written consent of Acquiror, make any payment with respect to any demands for appraisal, or offer to settle, or settle, any such demands.

         Section 2.6 Standstill.

         (a) Until the first anniversary of the Effective Time, except as permitted by Acquiror's Restated By-Laws, any Person who receives or is entitled to receive at the Effective Time any shares of Acquiror Stock pursuant to
Section 2.1 shall not Transfer (as such term is defined in Exhibit 2.6 hereto), and Acquiror shall not be required to register the Transfer of, the number of shares, rounded upward to the nearest whole share (the "Subject Shares"), of Acquiror Stock equal to the product of (1) the quotient obtained by dividing (x) the "Lock-up Value" by (y) the product of (A) the Common Stock Amount and (B) the lesser of the Closing Price and the Determination Price multiplied by (2) the Stock Merger Consideration received by such Person in connection with the Merger. The "Lock-up Value" shall mean one half (1/2) of the sum of (x) the product of the Common Stock Amount and the lesser of the Closing Price and the Determination Price plus (y) the Cash Amount. The "Closing Price" shall mean the closing price per share of Acquiror Stock for the trading day immediately prior to the Effective Time. The closing price for such trading day shall be the last quoted sale price or, if not so quoted, the average of the low bid and high asked prices on the Nasdaq National Market System.

         (b) Each certificate representing Subject Shares issued pursuant to the Merger shall bear the following legend:

                  "The shares represented by this certificate may not be transferred prior to [first anniversary date of the Effective Time to be inserted] except as otherwise permitted by the Restated By-Laws of the Corporation. A copy of the Restated By-Laws of the Corporation will be furnished without charge upon written request addressed to the Corporation at 745 Atlantic Avenue, Boston, Massachusetts 02111, Attention: Chief Executive Officer."


The Subject Shares shall not form a part of the shares of Acquiror Stock to be held in escrow as part of the Escrow Indemnity Funds.


         (c) In order to implement the provisions of this Section 2.6, the Restated By-Laws of Acquiror shall be amended on or prior to the Closing Date to include the provisions as to the limitations on the transferability of the Acquiror Stock set forth in Exhibit 2.6 hereto."


                                   ARTICLE 3.

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to, and for Section 3.16 represents, warrants and covenants to, and agrees with, Acquiror and Acquiror Merger Subsidiary as follows:


         Section 3.1. Organization and Business; Power and Authority; Effect of Transaction.


         (a)      The Company:

                  (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware,

                  (ii) has all requisite power and corporate authority to own or hold under lease its properties and to conduct its business as now conducted and as presently proposed to be conducted, and, to the Company's knowledge, except as set forth in Section 3.1(a)(ii) to the Disclosure Schedule, has in full force and effect all Governmental Authorizations and Private Authorizations and has made all Governmental Filings, to the extent required for such ownership and lease of its property and conduct of its business, and

                  (iii) is, to the Company's knowledge, duly qualified and authorized to do business and is in good standing as a foreign corporation in each jurisdiction (a true and correct list of which is set forth in Section 3.1(a) of the Disclosure Schedule) in which the character of its property or the nature of its business or operations requires such qualification or authorization, except to the extent the failure to so qualify or to maintain such authorizations would not have an Adverse Effect.

         (b) The Company has all requisite power and corporate authority and has in full force and effect all Governmental Authorizations and Private Authorizations in order to enable it to execute and deliver, and to perform its obligations under, this Agreement and each Collateral Document executed or required to be executed by it pursuant hereto or thereto and to consummate the Merger and the Transactions, and the execution, delivery and performance of this Agreement and each Collateral Document executed or required to be executed pursuant hereto or thereto have been duly authorized by all requisite corporate or other action (other than that of the Stockholders). This Agreement has been duly executed and delivered by the Company and, subject to the affirmative vote of the Stockholders referred to below, constitutes, and each Collateral Document executed or required to be executed pursuant hereto or thereto or to consummate the Merger and the Transactions, when executed and delivered by the Company or an Affiliate of the Company will constitute, legal, valid and binding obligations of the Company or such Affiliate, enforceable in accordance with their respective terms, except as such enforceability may be subject to bankruptcy, moratorium, insolvency, reorganization, arrangement, voidable preference, fraudulent conveyance and other similar laws relating to or affecting the rights of creditors and except as the same may be subject to the effect of general principles of equity (the "Enforceability Exceptions"). The affirmative vote or action by written consent of the holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of the capital stock of the Company necessary to approve this Agreement, the Merger and the Transactions under Applicable Law and the Company's Organic Documents. The provisions of Section 203 of the DGCL will not apply to this Agreement, the Merger or the Transactions.

         (c) Except as set forth in Section 3.1(c) of the Disclosure Schedule, neither the execution and delivery of this Agreement or any Collateral Document executed or required to be executed pursuant hereto or thereto, nor the consummation of the Transactions, nor compliance with the terms, conditions and provisions hereof or thereof by the Company or any of the other parties hereto or thereto which is Affiliated with the Company:

                  (i) will conflict with, or result in a breach or violation of, or constitute a default under, any Applicable Law on the part of the Company or will conflict with, or result in a breach or violation of, or constitute a default under, or permit the acceleration of any obligation or liability in, or but for any requirement of giving of notice or passage of time or both would constitute such a conflict with, breach or violation of, or default under, or permit any such acceleration in, any Contractual Obligation of the Company,

                  (ii) will result in or permit the creation or imposition of any Lien upon any property now owned or leased by the Company or any such other party, or

                  (iii) will require any Governmental Authorization or Governmental Filing or Private Authorization, except for the certificate of merger and related filings under the DGCL in connection with the Merger and the Transactions and except pursuant to the HSR Act.

         (d) The Company does not have any Subsidiaries.

         Section 3.2. Financial and Other Information.

         (a) The Company has heretofore furnished to Acquiror copies of the financial statements of the Company listed in Section 3.2(a) of the Disclosure Schedule (the "Financial Statements"). The Financial Statements, including in each case the notes thereto, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, except as otherwise noted therein or in Section 3.2(a) of the Disclosure Schedule, are true, correct and complete, do not contain any untrue statement of a material fact or omit to state a material fact required by GAAP to be stated therein or necessary in order to make the statements contained therein not misleading, subject to normal year-end audit adjustments which adjustments, in the aggregate, shall not be material, and fairly present the financial condition and results of operations of the Company, on the bases therein stated, as of the respective dates thereof, and for the respective periods covered thereby subject, in the case of unaudited financial statements to normal nonmaterial year-end audit adjustments and accruals.

         (b) To the Company's knowledge, neither the Disclosure Schedule, the Financial Statements, this Agreement nor any Collateral Document furnished or to be furnished by or on behalf of the Company or any of the Stockholders pursuant to this Agreement or any Collateral Document executed or required to be executed by or on behalf of the Company or the Stockholders pursuant hereto or thereto or to consummate the Merger and the Transactions, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated in such document by its terms or necessary in order to make the statements contained herein or therein not misleading and, to the Company's knowledge, all such Collateral Documents are and will be true, correct and complete.

         (c) The Company does not own any capital stock or equity or other interest in any other Entity or enterprise, however organized and however such interest may be denominated or evidenced, except as set forth in Section 3.2(c) of the Disclosure Schedule.

         Section 3.3. Changes in Condition. Since the date of the most recent financial statements forming part of the Financial Statements, except to the extent specifically described in Section 3.3 of the Disclosure Schedule, there has been no Adverse Change in the Company. To the Company's knowledge, there is no Event known to the Company which Adversely Affects, or in the future might (so far as the Company can now reasonably foresee) Adversely Affect, the Company or the ability of the Company to perform any of the obligations set forth in this Agreement or any Collateral Document executed or required to be executed pursuant hereto or thereto except for changes in general economic conditions or the industry in general and to the extent set forth in Section 3.3 of the Disclosure Schedule.

         Section 3.4. Liabilities. At the date of the most recent balance sheet forming part of the Financial Statements, the Company had no obligations or liabilities, past, present or deferred, accrued or unaccrued, fixed, absolute, contingent or other, except as disclosed in such balance sheet, or the notes thereto, and since such date the Company has not incurred any such obligations or liabilities, other than obligations and liabilities incurred in the ordinary course of business consistent with past practice of the Company, which do not and, to the Company's knowledge, will not, in the aggregate, Adversely Affect the Company, except to the extent set forth in Section 3.4 of the Disclosure Schedule. The Company has not Guaranteed and is not otherwise primarily or secondarily liable in respect of any obligation or liability of any other Person, except for endorsements of negotiable instruments for deposit in the ordinary course of business, consistent with prior practice, or as disclosed in the most recent balance sheet, or the notes thereto, forming part of the Financial Statements or in Section 3.4 of the Disclosure Schedule.

         Section 3.5. Title to Properties; Leases.

         (a) The Company does not own any real property. To the Company's knowledge, the Company has good leasehold title with respect to all real property it leases. The Company has good indefeasible and merchantable title to all other assets, tangible and intangible, reflected on the most recent balance sheet forming part of the Financial Statements, or (excluding leased real estate) held by the Company for use in its business if not so reflected, or purported to have been acquired by the Company since such date, except inventory sold or depleted, or property, plant and other equipment used up or retired, since such date, in each case in the ordinary course of business consistent with past practice of the Company, free and clear of all Liens, except (i) Liens reflected in the Financial Statements, (ii) Liens for current taxes not yet due and payable, (iii) Liens set forth on Section 3.5(a) of the Disclosure Schedule,
(iv) Liens that will be released prior to the Closing Date (and which are listed on Section 3.5(a) of the Company Disclosure Schedule), and (v) such imperfections of title, easements, encumbrances and mortgages or other Liens, if any, as are not, individually or in the aggregate, substantial in character, amount or extent and do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby, or otherwise materially impair business operations. Each Lease or other occupancy or other agreement under which the Company holds real or personal property has been duly authorized, executed and delivered by the Company and, to the Company's knowledge, by each of the other parties thereto; each such Lease is a legal, valid and binding obligation of the Company and, to the Company's knowledge, of each other party thereto, enforceable in accordance with its terms (subject to the Enforceability Exceptions). To the Company's knowledge, the Company has a valid leasehold interest in and enjoys peaceful and undisturbed possession under all Leases pursuant to which it holds any real property or tangible personal property, none of which, to the Company's knowledge, contains any provision which would impair the Company's ability to use such property as it is currently used by the Company, except as described in Section 3.5(a) of the Disclosure Schedule. To the Company's knowledge, (i) all of such Leases are valid and subsisting and in full force and effect and (ii) except as set forth in Section 3.5(a) of the Disclosure Schedule, neither the Company nor any other party thereto is in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in any such Lease.

         (b) Section 3.5(b) of the Disclosure Schedule contains a true, correct and complete description of all real estate leased by the Company.

         (c) To the Company's knowledge, except as set forth in Section 3.5(c) of the Disclosure Schedule, all real property leased by the Company conforms to and complies with, except as in the aggregate would not result in an Adverse Effect on the Company, all applicable title covenants, conditions, restrictions and reservations and all Environmental Laws and all applicable zoning, wetlands, land use and other Applicable Laws.

         Section 3.6. Compliance with Private Authorizations. Section 3.6 of the Disclosure Schedule sets forth, to the Company's knowledge, a true, correct and complete list and description of each Private Authorization which individually is material to the Company, all of which are in full force and effect, except as set forth in Section 3.6 of the Disclosure Schedule. To the Company's knowledge, the Company has obtained all Private Authorizations which are necessary for the ownership by the Company of its properties and the conduct of its business as now conducted or as presently proposed to be conducted or which, if not obtained and maintained, could, singly or in the aggregate, Adversely Affect the Company. To the Company's knowledge, except as set forth in Section
3.6 of the Disclosure Schedule, (i) the Company is not in breach or violation of, or is in default in the performance, observance or fulfillment of, any Private Authorization, and (ii) no Event exists or has occurred, which constitutes, or but for any requirement of giving of notice or passage of time or both would constitute, such a breach, violation or default, under any Contractual or Private Authorization, except for such defaults, breaches or violations as do not and, to the Company's knowledge, will not in the aggregate have any Adverse Effect on the Company or the ability of the Company to perform any of the obligations set forth in this Agreement or any Collateral Document executed or required to be executed pursuant hereto or thereto or to consummate the Merger and the Transactions. No material Private Authorization is the subject of any pending or, to the Company's knowledge, threatened attack, revocation or termination.

         Section 3.7. Compliance with Governmental Authorizations and Applicable Law.

         (a) Section 3.7(a) of the Disclosure Schedule contains a description of:

                  (i) all Legal Actions which are pending in which the Company is engaged, or which involve the business, operations or properties of the Company or, to the Company's knowledge, which are threatened or contemplated against, the Company or any of its business, operations or properties, which in the case of such threatened or contemplated Legal Actions, individually or in the aggregate, if determined against the Company would reasonably be expected to have an Adverse Effect on the Company; and

                  (ii) to the Company's knowledge, each Governmental Authorization to which the Company is subject and which relates to the business, operations, properties, prospects, condition (financial or other), or results of operations of the Company, all of which are in full force and effect, except as set forth in Section 3.7(a)(ii) of the Disclosure Schedule.

         (b) To the Company's knowledge, the Company has obtained all Governmental Authorizations which are necessary for the ownership or use of its properties and the conduct of its business as now conducted or as presently proposed to be conducted by the Company or which, if not obtained and maintained, could singly or in the aggregate, have any Adverse Effect on the Company. No material Governmental Authorization is the subject of any pending or, to the Company's knowledge, threatened attack, revocation or termination. To the Company's knowledge, (i) the Company is not in material breach or violation of, or in default in the performance, observance or fulfillment of, any Governmental Authorization or any Applicable Law, and (ii) no Event exists or has occurred, which constitutes, or but for any requirement of giving of notice or passage of time or both would constitute, such a breach, violation or default, under any Governmental Authorization or any Applicable Law, except for such breaches, violations or defaults as do not and, to the Company's knowledge, will not have in the aggregate any Adverse Effect on the Company.

         (c) The matters, if any, referred to in Sections 3.7(a) or 3.7(b) of the Disclosure Schedule, if adversely determined against the Company, will not Adversely Affect the Company, except to the extent set forth in the Disclosure Schedule, or the ability of the Company to perform its obligations under this Agreement or any Collateral Documents executed or required to be executed pursuant hereto or thereto or to consummate the Merger and the Transactions.

         Section 3.8. Intangible Assets. Section 3.8 of the Disclosure Schedule sets forth a true, accurate and complete description of all Intangible Assets held or used by the Company, including without limitation the nature of the Company's interest in each and the extent to which the same have been duly registered in the offices as indicated therein. To the Company's knowledge, the Company owns or possesses or otherwise has the right to use all Intangible Assets necessary for the present and planned future conduct of its business, except where the failure to so own, possess or have the right to use would not, insofar as can reasonably be foreseen, individually or in the aggregate, have an Adverse Effect on the Company. To the Company's knowledge, except as set forth in Section 3.8 of the Disclosure Schedule, no authorizations or intangible assets (except the Intangible Assets so set forth) are required for the Company to conduct its business as currently conducted or proposed to be conducted on or prior to the Closing Date. Except as set forth in Section 3.8 of the Disclosure Schedule, the Company possesses all proprietary rights in and to the principal software used in operating and conducting its business and no other Person has any rights therein or with respect thereto.

         Section 3.9. Related Transactions. Section 3.9 of the Disclosure Schedule sets forth a true, correct and complete description of any Contractual Obligation or transaction, whether now existing or existing during the period covered by the most recent audited Financial Statements, between the Company and any Affiliate thereof (other than reasonable compensation for services as officers, directors and employees and reimbursement for out-of-pocket expenses reasonably incurred in support of the Company's business), including without limitation any providing for the furnishing of services to or by, providing for rental of property, real, personal or mixed, to or from, or providing for the lending or borrowing of money to or from or otherwise requiring payments to or from, any such Affiliate.

         Section 3.10. Insurance.

         (a) Section 3.10(a) of the Disclosure Schedule lists all insurance policies maintained by the Company and includes the insurers' names, policy numbers, expiration dates, risks insured against, amounts of coverage, the annual premiums, exclusions, deductibles and self-insured retention and describes in reasonable detail any retrospective rating plan, fronting arrangement or any other self-insurance or risk assumption agreed to by the Company or imposed upon the Company by any such insurers, as well as any self-insurance program that is in effect.

         (b) To the Company's knowledge, the Company is not in breach or violation of or in default under any such policy, and all premiums due thereon have been paid, and each such policy or a comparable replacement policy will continue to be in force and effect up to and including the Closing Date.

         Section 3.11. Tax Matters.

         (a) The Company has in accordance with all Applicable Laws filed all Tax Returns which are required to be filed, and has paid, or made adequate provision for the payment of, all Taxes which have or may become due and payable pursuant to said Returns and all other governmental charges and assessments received to date. The Tax Returns of the Company have been prepared in accordance with all Applicable Laws and generally accepted principles applicable to taxation consistently applied. All Taxes which the Company is required by law to withhold and collect have been duly withheld and collected, and have been paid over, in a timely manner, to the proper Authorities to the extent due and payable. The Company has not executed any waiver to extend, or otherwise taken or failed to take any action that would have the effect of extending, the applicable statute of limitations in respect of any Tax liabilities of the Company for the fiscal years prior to and including the most recent fiscal year. Adequate provision has been made on the most recent balance sheet forming part of the Financial Statements for all Taxes of any kind, including interest and penalties in respect thereof, whether disputed or not, and whether past, current or deferred, accrued or unaccrued, fixed, contingent, absolute or other, and to the knowledge of the Company there are no transactions or matters or any basis which might or could result in additional Taxes of any nature to the Company for which an adequate reserve has not been provided on such balance sheet. The Company is not a "consenting corporation" within the meaning of Section 341(f) of the Code. The Company has at all times been taxable as a Subchapter C corporation under the Code, except as otherwise set forth in Section 3.11(a) of the Disclosure Schedule. The Company has never been a member of any consolidated group (other than exclusively with the Company and its former Subsidiaries) for Tax purposes, except as set forth in Section 3.11(a) of the Disclosure Schedule.

         (b) The Company has paid all Taxes which have become due pursuant to its Returns and has paid all installments (to the extent required to avoid material underpayment penalties) of estimated Taxes due and payable.

         (c) From the end of its most recent fiscal year to the date hereof, the Company has not made any payment on account of any Taxes except regular payments required in the ordinary course of business, consistent with prior practice, with respect to current operations or property presently owned.

         (d) The information shown on the Federal income Tax Returns of the Company (true, correct and complete copies of which have been furnished by the Company to Acquiror) is true, correct and complete and fairly and accurately reflects the information purported to be shown. Federal and state income Tax Returns of the Company have been examined by the IRS or applicable state Authority through the taxable periods set forth in Section 3.11(d) of the Disclosure Schedule, and the Company has not been notified regarding any pending examination, except as shown in Section 3.11(d) of the Disclosure Schedule.

         (e) The Company is not a party to any tax sharing agreement or arrangement.

         (f) The Company is not, and within five years of the date hereof has not been, a "United States real property holding corporation" as defined in
Section 897 of the Code.

         Section 3.12. ERISA.

         (a) The Company (which for purposes of this Section 3.12 shall include any ERISA Affiliate with respect to any Plan subject to Title IV of ERISA) does not contribute to any Plan or sponsor any Plan or Benefit Arrangement and has not contributed to or sponsored any Plan or Benefit Arrangement, except as set forth in Section 3.12(a) of the Disclosure Schedule. As to all Plans and Benefit Arrangements listed in Section 3.12(a) of the Disclosure Schedule, and except as disclosed in such Section 3.12(a) of the Disclosure Schedule:

                  (i) to the Company's knowledge, all such Plans and Benefit Arrangements comply and have been administered in all material respects in form and in operation with all Applicable Laws, and the Company has not received any outstanding notice from any Authority questioning or challenging such compliance;

                  (ii) to the Company's knowledge, all such Plans maintained or previously maintained by the Company that are or were intended to comply with Section 401 of the Code comply and complied in form and in operation with all applicable requirements of such Section, and no event has occurred which will or could reasonably be expected to give rise to disqualification of any such Plan under such Section or to a tax under Section 511 of the Code;

                  (iii) none of the assets of any such Plan are invested in employer securities or employer real property;

                  (iv) there are no "prohibited transactions" (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any such Plan and the Company has not otherwise engaged in any prohibited transaction;

                  (v) to the Company's knowledge, there have been no acts or omissions by the Company which have given rise to or may reasonably be expected to give rise to material fines, penalties, taxes or related charges under Sections 502(c), 502(i) or 4071 of ERISA or Chapter 43 of the Code for which the Company may be liable;

                  (vi) there are no Claims (other than routine claims for benefits) pending or, to the Company's knowledge, threatened involving such Plans or the assets of such Plans, except as set forth on Section 3.12(a)(vi) of the Disclosure Schedule;

                  (vii) no such Plan is subject to Title IV of ERISA, or if subject, there have been no "reportable events" (as described in Section 4043 of ERISA) as to which there is any material risk of termination of such Plan, and no steps have been taken to terminate any such Plan;

                  (viii) to the extent that the most recent balance sheet forming part of the Financial Statements do not include a pro rata amount of the contributions which would otherwise have been made in accordance with past practices for the Plan years which include the Closing Date, such amounts are set forth in Section 3.12(a)(viii) of the Disclosure Schedule;

                  (ix) to the Company's knowledge, neither the Company nor any of its directors, officers, employees or any other fiduciary has committed any breach of fiduciary responsibility imposed by ERISA that would subject the Company or any of its directors, officers or employees to liability under ERISA;

                  (x) no such Plan which is subject to Part 3 of Subtitle B of Title I of ERISA or Section 412 of the Code had an accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recently completed fiscal year of such Plan;

                  (xi) no material liability to the PBGC has been or is expected by the Company to be incurred by the Company with respect to any such Plan, and there has been no event or condition which presents a material risk of termination of any such Plan by the PBGC;

                  (xii) except as set forth in Section 3.12(a)(xii) of the Disclosure Schedule (which entry, if applicable, shall indicate the present value of accumulated plan liabilities calculated in a manner consistent with FAS 106 and actual annual expense for such benefits for each of the last two (2) years) and pursuant to the provisions of COBRA, which provisions have been complied with in all material respects, the Company does not maintain any Plan that provides benefits described in Section 3(1) of ERISA to any former employees or retirees of the Company or any of its former Subsidiaries;

                  (xiii) the Company has made available to Acquiror a copy of the two most recently filed Federal Form 5500 series and accountant's opinion, if applicable, for each Plan (and the two most recent actuarial valuation reports for each Plan, if any, that is subject to Title IV of ERISA), and all information provided by the Company to any actuary in connection with the preparation of any such actuarial valuation report was true, correct and complete in all material respects; and

                  (xiv) the Company has delivered to Acquiror correct and complete copies of all Plans and Benefit Arrangements and, where applicable, each of the following documents with respect to such plans:
         (i) any amendments; (ii) any related trust documents; (iii) the most recent summary plan descriptions and summaries of material modifications; and (iv) written communications to employees to the extent the substance of the Plans and Benefit Arrangements described therein differ materially from the other documentation furnished under this clause.

         (b) The Company is not and has never has been a party to any Multiemployer Plan or made contributions to any such plan.

         Section 3.13. Authorized and Outstanding Capital Stock.

         (a) The authorized and outstanding capital stock, Option Securities and Convertible Securities of the Company is as set forth in Section 3.13(a) of the Disclosure Schedule. All of such outstanding capital stock has been duly authorized and validly issued, is fully paid and nonassessable and is not subject to any preemptive or similar rights. Except as set forth in Section 3.13(a) of the Disclosure Schedule, (i) there is neither outstanding nor has the Company agreed to grant or issue any shares of its capital stock or any Option Security or Convertible Security, and (ii) the Company is not a party to and is not bound by any agreement, put or commitment pursuant to which it is obligated to purchase, redeem or otherwise acquire any shares of capital stock or any Option Security or Convertible Security. Between the date hereof and the Closing, the Company will not issue, sell or purchase or agree to issue, sell or purchase any capital stock or any Option Security or Convertible Security of the Company, except to the extent required pursuant to the terms hereof. All of the issued and outstanding Shares were issued and sold, and all Option Securities were granted, in compliance with the Securities Act, the Exchange Act and applicable state securities laws.

         (b) As of the date hereof, except as set forth in Section 3.13(b) of the Disclosure Schedule,: (i) Option Securities to acquire 424,750 Shares are outstanding under the Company's 1990 Long-Term Incentive Plan (the "Company Option Plan"), including in such number Option Securities which are currently exercisable to acquire 216,950 shares of Company Stock; (ii) Option Securities to acquire 45,000 Shares are outstanding under the Company's 1990 Nonstatutory Stock Option Plan for Non-Employee Directors (the "Directors Plan" and, together with the Company Option Plan, the "Option Plans"), including in such number Option Securities which are currently exercisable to acquire 45,000 shares of Company Stock; and (iii) 514,599 Shares are reserved for future issuance pursuant to Option Securities which may be granted under the Option Plans. In accordance with the vesting schedules and acceleration provisions contained in the Option Plans and the related option agreements and assuming all option agreements remain outstanding, as of June 1, 1997, Option Securities would be exercisable to acquire 385,450 Shares. The Option Plans constitute the only plans or arrangements pursuant to which Option Securities are currently outstanding. Other than as set forth in Section 3.13(b) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Merger or the Transactions are Events which will cause an acceleration of the exercise or vesting schedule of any Option Security. The Company has duly complied in all material respects with all of the terms and conditions of each Option Plan and no amendment, modification or other revision to either Option Plan or any related option agreement which required the consent or approval of a holder of an Option Security has been made unless, in each case, such consent or approval was duly obtained. All Shares subject to issuance under an Option Security will, upon issuance on the terms and conditions specified in such Option Security, will be validly issued, fully paid and nonassessable.

         (c) All of the outstanding capital stock of the Company is owned by the Stockholders as set forth in Section 3.13(c) of the Disclosure Schedule and all of the outstanding Option Securities and Convertible Securities are owned by the Persons as set forth in Section 3.13(c) of the Disclosure Schedule, and are in each case, to the Company's knowledge, free and clear of all Liens, except as set forth in Section 3.13(c) of the Disclosure Schedule, and, to the Company's knowledge, except as set forth in Section 3.13(c) of the Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which any Stockholder is a party relating to the pledge, disposition or voting of any shares of the Company Stock that are owned by such Stockholder, and there are no voting trusts or voting agreements with respect to such shares.

         Section 3.14. Employment Arrangements.

         (a) The Company does not have any obligation or liability, contingent or other, under any Employment Arrangement, other than those listed or described in Section 3.14(a) of the Disclosure Schedule. None of the employees of the Company is now, or, to the Company's knowledge, during the past five (5) years has been, represented by any labor union or other employee collective bargaining organization, or are now, or, to the Company's knowledge, during the past five
(5) years have been, parties to any labor or other collective bargaining agreement. The Company has performed all obligations required to be performed under all Employment Arrangements and is not in material breach or violation of or in default or arrears under any of the terms, provisions or conditions thereof, except as set forth in Section 3.14(a) of the Disclosure Schedule.
         (b) Except as set forth in Section 3.14(b) of the Disclosure Schedule, no employee will accrue or receive or is entitled to accrue or receive additional benefits, service or accelerated rights to payments of benefits under any Employment Arrangement, including the right to receive any parachute payment, as defined in Section 280G of the Code, or become entitled to severance, termination allowance or similar payments as a direct result of this Agreement, the Merger or the Transactions.

         Section 3.15. Material Agreements. To the Company's knowledge, listed on Section 3.15 of the Disclosure Schedule are all Material Agreements relating to the ownership or operation of the business and property of the Company presently held or used by the Company or to which the Company is a party or to which it or any of its property is subject or bound. True, complete and correct copies of each of the Material Agreements have been made available to or furnished by the Company to Acquiror (or true, complete and correct descriptions thereof have been set forth in Section 3.15 of the Disclosure Schedule, if any such Material Agreements are oral). To the Company's knowledge, (i) all of the Material Agreements are valid, binding and legally enforceable obligations of the Company and of each other party thereto (subject to the Enforceability Exceptions), and (ii) the Company is validly and lawfully operating its business and owning its property under each of the Material Agreements. To the Company's knowledge, the Company has duly complied in all material respects with all of the terms and conditions of each Material Agreement and has not done or performed, or failed to do or perform (and there is no pending or, to the knowledge of the Company, threatened Claim that the Company has not so complied, done and performed or fail to do and perform) any act the effect of which would be to invalidate or provide grounds for the other party thereto to terminate (with or without notice, passage of time or both) such Material Agreement or impair the rights or benefits, or increase the costs, of the Company, under any of the Material Agreements.

         Section 3.16. Ordinary Course of Business.

         (a) The Company, from the date of the most recent balance sheet forming part of the Financial Statements to the date hereof, and until the Closing Date, except (i) as may be described on Section 3.16(a) of the Disclosure Schedule,
(ii) as may be required or expressly contemplated by the terms of this Agreement, (iii) as may be reflected in the Financial Statements, or (iv) as may be consented to by Acquiror, which consent shall not be unreasonably withheld or delayed:

                  (i) has operated, and will continue to operate, its business in the normal, usual and customary manner in the ordinary course of business, consistent with prior practice;

                  (ii) has not sold or otherwise disposed of, or contracted to sell or otherwise dispose of, and will not sell or otherwise dispose of or contract to sell or otherwise dispose of, any of its properties or assets, other than in the ordinary course of business;

                  (iii) except in each case in the ordinary course of business, consistent with prior practice:

                        (A) has not incurred and will not incur any obligations or liabilities (fixed, contingent or other);

                        (B) has not entered and will not enter into any commitments; and

                        (C) has not cancelled and will not cancel any debts or claims;

                  (iv) has not made or committed to make, and will not make or commit to make, any additions to its property or any purchases of machinery or equipment, except in the ordinary course of business, consistent with past practice;

                  (v) has not discharged or satisfied, and will not discharge or satisfy, any Lien and has not paid and will not pay any obligation or liability (absolute or contingent) other than current liabilities or obligations under contracts then existing or thereafter entered into in the ordinary course of business, consistent with prior practice, and commitments under Leases existing on that date or incurred since that date in the ordinary course of business or repaying or prepaying long-term indebtedness or the current portion thereof;

                  (vi) has not created or permitted to be created, and will not create or permit to be created any Lien on any of its tangible property;

                  (vii) except in the ordinary course of business, has not transferred or created, or permitted to be created, and will not transfer or create, or permit to be created, any Lien on any Intangible Assets;

                  (viii) except in the ordinary course of business, consistent with prior practice, has not increased and will not increase the compensation payable or to become payable to any of its directors, officers, employees, advisers, consultants, salesmen or agents or otherwise alter, modify or change the terms of their employment or engagement;

                  (ix) has not suffered any material damage, destruction or loss (whether or not covered by insurance) or any acquisition or taking of property by any Authority;

                  (x) has not waived, and will not waive, any rights of material value without fair and adequate consideration;

                  (xi) has not entered into, amended or terminated and will not enter into, amend or terminate any Lease, Governmental Authorization, Private Authorization, Material Agreement or Employment Arrangement or any Contractual Obligation or transaction with any Affiliate, except for terminations in the ordinary course of business, consistent with prior practice, in accordance with the terms thereof;

                  (xii) has not amended or terminated and will not amend or terminate, and has kept and will keep in full force and effect including without limitation renewing to the extent the same would otherwise expire or terminate, all insurance policies and coverage;

                  (xiii) has not amended and will not amend any provision of its Organic Documents;

                  (xiv) has not issued and will not issue any additional shares of capital stock (other than the issuance of shares in accordance with the terms of Option Securities outstanding on the date hereof, or except as set forth in Section 3.13(b) of the Disclosure Schedule) or any Option Securities or Convertible Securities and has not entered, and will not enter into any agreement to do the same; and

                  (xv) has not entered into and will not enter into any other transaction or series of related transactions which individually or in the aggregate is material to the Company, except in the ordinary course of business.

         (b) From the end of its most recent fiscal year to the date hereof, the Company has not, or on or prior to the Closing Date will not have, declared, made or paid, or agreed to declare, make or pay, any Distribution.

         Section 3.17. Bank Accounts, Etc. Section 3.17 of the Disclosure Schedule contains a true and correct and complete list as of the date hereof of all banks, trust companies, savings and loan associations and brokerage firms in which the Company has an account or a safe deposit box and the names of all Persons authorized to draw thereon, to have access thereto, or to authorize transactions therein, the names of all Persons, if any, holding powers of attorney from the Company and a summary statement as to the terms thereof.

         Section 3.18. Adverse Restrictions. To the Company's knowledge, it is not a party to or subject to, nor is any of its property subject to, any Applicable Law, Governmental Authorization, Contractual Obligation, Employment Arrangement, Material Agreement or Private Authorization, or any other obligation or restriction of any kind or character, or any aggregation thereof, which impairs in any material respect the Company's ability to conduct its business as it is currently being conducted or which could, to the Company's knowledge, have any Adverse Effect on the Company, except as set forth in
Section 3.18 of the Disclosure Schedule.

         Section 3.19. Broker or Finder. Except as set forth in Section 3.19 of the Disclosure Schedule, no Person assisted in or brought about the negotiation of this Agreement, the Merger or the subject matter of the Transactions in the capacity of broker, agent or finder or in any similar capacity on behalf of the Company or any Principal Stockholder.

         Section 3.20. Environmental Matters.

         (a) Except as set forth in Section 3.20(a) of the Disclosure Schedule:

                  (i) to the Company's knowledge, it is, and at all times since its organization has been, in compliance in all material respects with all Environmental Laws and has not been notified that it is potentially liable, has not received any request for information or other correspondence concerning any site or facility, and, to the knowledge of the Company, is not a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Resource Conservation Recovery Act, as amended, or any similar state law;

                  (ii) the Company has not entered into or received any consent decree, compliance order, or administrative order relating to Environmental Law;

                  (iii) the Company is not a party in interest or in default under any judgment, order, writ, injunction or decree of any final order relating to Environmental Law;

                  (iv) to the Company's knowledge, (1) it has obtained all material Governmental Authorizations and Private Authorizations (including without limitation all Environmental Permits) and made all Governmental Filings which are required to be filed by the Company for the ownership of its property, facilities and assets and the operation of its businesses under all Environmental Laws, (2) it is, and at all times since its organization has been, in material compliance with the terms and conditions of all such required Governmental and Private Authorizations, and (3) it is not the subject of or threatened with any Legal Action involving a demand for damages or other potential liability with respect to violations or breaches of any Environmental Requirement; and

                  (v) has not assumed or agreed to any obligation under any of its leases of real property to clean up any Hazardous Materials which exists on such property other than as a result of the Company's operating and occupying such property.

         (b) Except as set forth in Section 3.20(b) of the Disclosure Schedule:

                  (i) the Company has not disposed, released, buried or placed Hazardous Materials on, and, to the Company's knowledge, no other disposal, release, burial or placement of Hazardous Materials has occurred on, any property or facility leased, operated or occupied by the Company during the period that such facilities and properties were leased, operated or occupied by it or, to the knowledge of the Company, at any other time;

                  (ii) to the knowledge of the Company, there has been no disposal, release, burial or placement of Hazardous Materials on any property which could reasonably be expected to result or has resulted in contamination of or beneath any properties or facilities leased, operated or occupied by the Company; and

                  (iii) no notice has been received by the Company and to the Company's knowledge no Lien has arisen on its properties or facilities under Environmental Law.

         (c) The Company has not installed, used or otherwise operated any above-ground or underground fuel storage tanks on property leased, operated or occupied by it and, to the Company's knowledge, no above-ground or underground fuel storage tanks exist on property leased, operated or occupied by it.

         (d) Section 3.20(d) of the Disclosure Schedule sets forth all site assessments, audits or other investigations that have been conducted by or on behalf of the Company as to environmental matters at any property leased, operated or occupied by the Company.

         Section 3.21. Operational Matters. With respect to the Company:

         (a) customers are invoiced for special projects, such as purges, special destructions, de-boxing and re-filing programs, only with respect to completed work;

         (b) substantially all of its customers is party to a customer contract which limits the Company's liability in the event of loss, damage or destruction to (i) replacement value of media or (ii) a nominal dollar value per storage unit; and

         (c) the monthly information set forth in Section 3.21 of the Disclosure Schedule has been prepared consistent with past practice and is true and correct in all material respects.

         Section 3.22. Materiality. The matters and items excluded from the representations and warranties set forth in this Article by operation of the materiality exceptions and materiality qualifications contained in such representations and warranties, in the aggregate for all such excluded matters and items, are not and could not reasonably be expected to be Adverse to the Company.


                                   ARTICLE 4.

                   REPRESENTATIONS AND WARRANTIES OF ACQUIROR
                         AND ACQUIROR MERGER SUBSIDIARY

         Acquiror and Acquiror Merger Subsidiary, jointly and severally, represent, warrant and covenant to, and agree with, the Company as follows:

         Section 4.1. Organization and Qualification; Power and Authority; Effect of Transaction.

         (a) Each of Acquiror and Acquiror Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Each of Acquiror and Acquiror Merger Subsidiary is duly qualified and authorized to do business and is in good standing as a foreign corporation in each jurisdiction in which the character of its property or the nature of its business or operations requires such qualification or authorization, except to the extent the failure to so qualify or to maintain such authorizations would not have an Adverse Effect.

         (b) Each of Acquiror and Acquiror Merger Subsidiary has all requisite power and authority (corporate and other) and has in full force and effect all Governmental Authorizations and Private Authorizations in order to enable it to execute and deliver, and to perform its obligations under, this Agreement and each Collateral Document executed or required to be executed pursuant hereto or thereto and to consummate the Merger and the Transactions; and the execution, delivery and performance of this Agreement and each Collateral Document executed or required to be executed pursuant hereto or thereto have been duly authorized by all requisite corporate or other action. This Agreement has been duly executed and delivered by each of Acquiror and Acquiror Merger Subsidiary and constitutes, and each Collateral Document executed or required to be executed pursuant hereto or thereto when executed and delivered by it will constitute, legal, valid and binding obligations of Acquiror and Acquiror Merger Subsidiary, respectively, enforceable in accordance with their respective terms (subject to the Enforceability Exceptions).

         (c) Neither the execution and delivery of this Agreement or any Collateral Document executed or required to be executed pursuant hereto or thereto, nor the consummation of the Transactions, nor compliance with the terms, conditions and provisions hereof or thereof by each of Acquiror and Acquiror Merger Subsidiary:

                  (i) will conflict with, or result in a breach or violation of, or constitute a default under, any Applicable Law on the part of Acquiror or Acquiror Merger Subsidiary or will conflict with, or result in a breach or violation of, or constitute a default under, or permit the acceleration of any obligation or liability in, or but for any requirement of giving of notice or passage of time or both would constitute such a conflict with, breach or violation of, or default under, or permit any such acceleration in, any Contractual Obligation of Acquiror or Acquiror Merger Subsidiary, or

                  (ii) will require any Governmental Authorization or Governmental Filing or Private Authorization, except for the certificate of merger and related filings under the DGCL in connection with the Merger and the Transactions and as the Securities Act and applicable state securities laws may apply to compliance by Acquiror with the provisions of this Agreement relating to the Registered Stock and except pursuant to the HSR Act.

         Section 4.2. Capitalization of Acquiror and Acquiror Merger Subsidiary.

         (a) The authorized and outstanding capital stock of each of Acquiror and Acquiror Merger Subsidiary is as set forth in Section 4.2 of the Acquiror Disclosure Schedule. All of such outstanding capital stock has been duly authorized and validly issued, is fully paid and nonassessable and is not subject to any preemptive or similar rights. Between the date hereof and the Closing, except as contemplated by this Agreement, Acquiror Merger Subsidiary will not issue or sell or purchase or agree to issue or sell or purchase any capital stock or any Option Security or Convertible Security. All shares of common stock of Acquiror Merger Subsidiary held by Acquiror have been duly authorized and validly issued to Acquiror and are fully paid and non-assessable and are not subject to any preemptive or similar rights. As of the date hereof, except for this Agreement, Acquiror Merger Subsidiary does not have any outstanding or authorized Convertible Securities. When issued to the Stockholders in connection with the Merger, the Acquiror Stock will be duly authorized, validly issued, fully paid and nonassessable and will not be subject to any preemptive or similar rights.

         (b) Acquiror's 1995 Stock Incentive Plan was duly approved by Acquiror's stockholders and directors and a sufficient number of shares is reserved under Acquiror's 1995 Stock Incentive Plan to satisfy Acquiror's obligations under Section 2.4 hereof.

         Section 4.3. SEC Filings; Financial Statements.

         (a) Acquiror has filed all forms, reports and documents required to be filed by it with the SEC since January 30, 1996, and has heretofore made available to the Company, in the form filed with the SEC (including any exhibits thereto), (i) its Special Financial Report on Form 10- K for the fiscal year ended December 31, 1995, (ii) its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, (iii) its proxy statement relating to its 1996 meeting of stockholders, and (iv) all other forms, reports and registration statements filed by it with the SEC since January 30, 1996 (the forms, reports and other documents referred to in clauses
(i), (ii), (iii) and (iv) above being referred to herein collectively as the "Acquiror SEC Reports"). The Acquiror SEC Reports and any forms, reports and other documents filed by the Acquiror with the SEC after the date of this Agreement, (x) complied with or will comply in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

         (b) Acquiror's financial statements, including in each case the notes thereto, contained in the Acquiror SEC Reports have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, except as otherwise noted therein, are true, correct and complete, do not contain any untrue statement of a material fact or omit to state a material fact required by GAAP to be stated therein or necessary in order to make the statements contained therein not misleading, and fairly present the financial condition and results of operations of Acquiror and its Subsidiaries, on the bases therein stated, as of the respective dates thereof, and for the respective periods covered thereby subject, in the case of unaudited financial statements to normal nonmaterial year-end audit adjustments and accruals.

         (c) Since the date of Acquiror's most recent report to the SEC (Form 10-Q for the quarter ended September 30, 1996), there has been no Adverse Change in Acquiror. To Acquiror's knowledge, there is no Event known to Acquiror which Adversely Affects, or in the future might (so far as Acquiror can now reasonably foresee) Adversely Affect, Acquiror or the ability of Acquiror to perform any of the obligations set forth in this Agreement, or any Collateral Document executed or required to be executed pursuant hereto or thereto, except for changes in general economic conditions or the industry in general.

         Section 4.4. Registration Statement. As of the Closing Date, the Registration Statement (if any) and any amendments thereto will comply in all material respects with the provisions of the Securities Act and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Prospectus will not as of the issue date thereof contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the representations and warranties contained in Section 4.3(a) and this Section 4.4 shall not apply to statements or omissions in the Registration Statement or the Prospectus based on information relating to the Company or any of the Stockholders furnished to Acquiror by the Company or any of the Stockholders. Neither the Acquiror Disclosure Schedule, this Agreement nor any Collateral Document, data, information or statement furnished or to be furnished by or on behalf of Acquiror pursuant to this Agreement or any Collateral Document executed or required to be executed by or on behalf of Acquiror pursuant hereto or thereto or to consummate the Merger and the Transactions, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary in order to make the statements contained herein or therein not misleading and all such Collateral Documents, data, information or statements are and will be true, accurate and complete.

         Section 4.5. Brokers. No Person assisted in or brought about the negotiation of this Agreement, the Merger or the subject matter of the Transactions in the capacity of broker, agent or finder or in any similar capacity on behalf of Acquiror or Acquiror Merger Subsidiary (other than William Blair & Company, whose fees and expenses will be paid by Acquiror).

                                   ARTICLE 5.

                              ADDITIONAL COVENANTS

         Section 5.1. Access to Information; Confidentiality.

         (a) The Company shall afford to Acquiror and its Representatives full access during normal business hours throughout the period prior to the Effective Time to all of the Company's properties, books, contracts, commitments and records (including without limitation Tax Returns) and, during such period, shall furnish promptly upon request (i) to the extent not provi ded for pursuant to the preceding clause, all financial records, ledgers, workpapers and other sources of financial information possessed or controlled by the Company or its accountants deemed by Acquiror or its Representatives necessary or useful for the purpose of performing an audit of the Company and certifying financial statements and financial information, and (ii) such other information concerning any of the foregoing as Acquiror shall reasonably request. In addition, each Party shall furnish promptly upon request a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of any Applicable Law (including without limitation federal or state securities laws) or filed by it or any of its Subsidiaries with any Authority in connection with the Transactions or which may have a material effect on their respective businesses, operations, properties, prospects, personnel, condition, (financial or other), or results of operations. The Company and Acquiror acknowledge that they have heretofore executed a confidentiality agreement, dated December 27, 1996 (the "Confidentiality Agreement"), which separately and as incorporated herein shall remain in full force and effect after and notwithstanding the execution and delivery of this Agreement, and that information obtained from the Company by Acquiror or its Representatives or by the Company or its Representatives from Acquiror, pursuant to Section 5.1(a), the Confidentiality Agreement or otherwise, shall be subject to the provisions of the Confidentiality Agreement.

         (b) Subject to the terms and conditions the Confidentiality Agreement, Acquiror and the Company may disclose such information as may be necessary in connection with seeking all Governmental and Private Authorizations or that is required by Applicable Law to be disclosed. In the event that this Agreement is terminated in accordance with its terms, Acquiror and the Company shall each promptly redeliver all non-public written material provided pursuant to this Section or any other provision of this Agreement or otherwise in connection with the Merger and the Transactions and shall not retain any copies, extracts or other reproductions in whole or in part of such written material other than one copy thereof which shall be delivered to independent counsel for such party.

         (c) No investigation pursuant to this Section 5.1 shall affect any representation or warranty in this Agreement of any Party hereto or any condition to the obligations of the Parties hereto.

         Section 5.2. Agreement to Cooperate.

         (a) Each of the Parties shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Merger and make effective the Transactions, including using its best efforts (i) to prepare and file with the applicable Authorities as promptly as practicable after the execution of this Agreement all requisite applications and amendments thereto, together with related information, data and exhibits, necessary to request issuance of orders approving the Merger and the Transactions by all such applicable Authorities, each of which must be obtained or become final in order to satisfy the condition applicable to it set forth in Section 6.1(d); (ii) to obtain all necessary or appropriate waivers, consents and approvals, (iii) to effect all necessary registrations, filings and submissions (including without limitation filings under federal or state securities laws or the HSR Act and any other submissions requested by the SEC, the Federal Trade Commission or the Department of Justice) and (iv) to lift any injunction or other legal bar to the Merger and the Transactions (and, in such case, to proceed with the Merger and the Transactions as expeditiously as possible), subject, however, to the requisite vote of the Stockholders. Each of the Parties recognizes that the consummation of the Merger and the Transactions is subject to the preacquisition notification requirements of the HSR Act. Each agrees that, to the extent required by Applicable Law to consummate the Merger, it will file with the Antitrust Division of the Department of Justice and the Federal Trade Commission a Notification and Report Form in a manner so as to constitute substantial compliance with the notification requirements of HSR. Each covenants and agrees to use its best efforts to achieve the prompt termination or expiration of any waiting period or any extension thereof under the HSR Act. Notwithstanding anything to the contrary contained in this Agreement, in connection with or as a condition to receiving the consent or approval of any Authority or otherwise, Acquiror shall not be required to divest, abandon, license or take similar action with respect to any assets (tangible or intangible) of it or any of its Subsidiaries (including, without limitation, the Surviving Corporation after consummation of the Merger).

         (b) Each of the Parties agrees to take such actions as may be necessary to obtain any Governmental Authorizations legally required for the consummation of the Merger and the Transactions, including the making of any Governmental Filings, publications and requests for extensions and waivers.

         (c) The Company will use its best efforts on or prior to the Closing Date to obtain the satisfaction of the conditions specified in Sections 6.1 and
6.2. Each of Acquiror and Acquiror Merger Subsidiary will use its best efforts on or prior to the Closing Date to obtain the satisfaction of the conditions applicable to it specified in Sections 6.1 and 6.3.

         (d) The Company shall take such steps as are necessary and appropriate to obtain, and shall promptly obtain, satisfaction and discharge of all Liens set forth in Section 3.5(a) of the Disclosure Schedule in favor of Fleet Bank of Massachusetts, N.A., but only to the extent that Acquiror elects to repay or prepay the Indebtedness corresponding to such Liens from its own funds.

         (e) The parties shall cooperate with one another in the preparation, execution and filing of all Returns, questionnaires, applications, or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes or any Plan, Benefit Arrangement or Employment Arrangement, any transfer, recording, registration and other fees, and any similar Taxes which become payable in connection with the Transactions that are required or permitted to be filed on or before the Effective Time.

         (f) The Company shall cause its independent accountants to cooperate with Acquiror and shall prepare audited financial statements for the Company for inclusion in the Registration Statement. Without limiting the generality of the foregoing, the Company agrees that it will (i) consent to the use of such audited financial statements in any registration statement or other document filed by Acquiror (or any of its Subsidiaries) under the Securities Act or the Exchange Act, and (ii) execute and deliver, and cause its officers to execute and deliver, such "representation" letters as are customarily delivered in connection with audits and as Acquiror's independent accountants may reasonably request under the circumstances.

         (g) Without intending to limit the generality of the covenants set forth in Section 3.17, the Company agrees that it shall not without the prior written consent of Acquiror, which consent shall not unreasonably be withheld or delayed, (i) enter into, agree to or otherwise become bound by any new leases of real property or amend or exercise any option to extend any existing lease of real property or (ii) hire any new employee whose annual compensation exceeds $50,000. In addition, the Company shall confer on a regular and frequent basis with Acquiror with respect to operational matters of the Company.

         Section 5.3. Affiliate Agreements; Registration Rights Agreement.

         (a) Prior to the Closing Date, the Company shall deliver to Acquiror a letter identifying all Persons who are, at the time this Agreement is submitted to the Stockholders, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. Each of Acquiror and the Company shall use its best efforts to cause each such "affiliate", or each Person who will, upon consummation of the Merger and the Transactions become, an "affiliate" of Acquiror, to deliver to Acquiror on or prior to the Closing Date a written agreement (an "Affiliate Agreement") substantially in the form attached hereto as Exhibit 5.3.

         (b) Acquiror agrees that it will enter into a registration rights agreement (the "Registration Rights Agreement") with the Principal Stockholders and such other stockholders of Acquiror as Acquiror deems necessary or appropriate, with respect to shares of Acquiror Stock to be issued to the Principal Stockholders pursuant to Section 2.1(a) hereof (and any shares of such other stockholders), for the benefit of the Principal Stockholders reasonably satisfactory in form and substance to Acquiror and the Principal Stockholders, which Registration Rights Agreement shall include, without limitation, the following terms: (i) the Principal Stockholders shall have demand registration rights upon the written request of the Principal Stockholders, or upon the written request by either of them, requesting the registration of shares of Acquiror Stock having a market price of an aggregate of at least $10,000,000 on no more than two
                                      I-29
occasions (subject to customary proration or "cut-back" provisions); (ii) the Principal Stockholders shall have an unlimited number of piggyback registration rights in conjunction with public offerings of Acquiror Stock (other than any such offerings in connection with acquisitions and subject to customary proration or "cut-back" provisions); (iii) Acquiror and the Principal Stockholders shall indemnify each other in the event of any losses resulting from any misrepresentations, acts or omissions of the other party in connection with any such registration or any document related thereto; (iv) Acquiror shall have the right, in its discretion, subject to the consent of the Principal Stockholders, which consent shall not be unreasonably withheld, to choose the underwriter(s) in any underwritten public offering of Acquiror Stock; (v) each Principal Stockholder will agree to customary lock-up provisions in connection with any registration; and (vi) the Principal Stockholders shall be solely responsible for all of their own expenses (including, without limitation, underwriting discounts and selling commissions and the fees of their counsel) and all registration filing fees of Acquiror in connection with any registration and, with respect to demand registration only, shall reimburse Acquiror for all reasonable out-of-pocket expenses incurred in satisfying any such demand registration, including, without limitation, fees and expenses of complying with securities and blue sky laws, printing expenses, fees and expenses of Acquiror's counsel and accountants.

         Section 5.4. No Solicitation. The Company shall not, nor shall it permit any of the Company's Representatives (including, without limitation, any investment banker, attorney or accountant retained by it) to, initiate, solicit or facilitate, directly or indirectly, any inquiries or the making of any proposal with respect to an Other Transaction, engage in any discussions or negotiations concerning, or provide to any other person any information or data relating to, it for the purposes of, or otherwise cooperate in any way with or assist or participate in, or facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, a proposal to seek or effect an Other Transaction, or agree to or endorse any Other Transaction; provided, however, that nothing contained in this Section shall prohibit the Company or its Board of Directors from making any disclosure to Stockholders that, in the reasonable judgment of its Board of Directors in accordance with, and based upon the written advice of, outside counsel, is required under Applicable Law. The Company shall promptly advise Acquiror of, and communicate the material terms of, any proposal it may receive, or any inquiries it receives which may reasonably be expected to lead to such a proposal relating to an Other Transaction, and the identity of the Person making it. The Company shall further advise Acquiror of the status and changes in the material terms of any such proposal or inquiry (or any amendment to any of them). During the term of this Agreement, the Company shall not enter into any agreement oral or written, and whether or not legally binding, with any Person that provides for, or in any way facilitates, an Other Transaction, or affects any other obligation of the Company under this Agreement.

         Section 5.5. Directors' and Officers' Indemnification and Insurance. From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless the present and former officers and directors of the Company against all Claims or amounts that, with the approval of the Surviving Corporation as to settlements only, are paid in settlement of or otherwise in connection with any Claim based in whole or in part on the fact that such Person is or was a director or officer of the Company and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the Merger and the Transactions), in each case to the fullest extent currently provided under the Company's Organic Documents (but only to the extent permitted under the DGCL), and shall pay any expenses in advance of the final disposition of any such action or proceeding to each such Person to the fullest extent permitted under the DGCL, upon receipt from the Person to whom expenses are advanced of an undertaking to repay such advances to the extent required under the DGCL. Acquiror hereby guarantees the performance by the Surviving Corporation of all of its obligations in this Section 5.5 and the payment of all sums which would be due hereunder from the Surviving Corporation.

         Section 5.6. Notification of Certain Matters. Each party shall give prompt notice to the other of the occurrence or non-occurrence of any Event the occurrence or non-occurrence of which would be likely to cause in any material respect (i) any representation or warranty made by it contained in this Agreement to be untrue or inaccurate, or (ii) any change to be made in the Disclosure Schedule or the Acquiror Disclosure Schedule, as the case may be, or
(iii) any failure of the Company or Acquiror, as the case may be, to comply with or satisfy, or be able to comply with or satisfy, any material covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

         Section 5.7. Public Announcements. Until the Closing, or in the event of termination of this Agreement, each party shall consult with the other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any Transaction and shall not issue any such press release or make any such public statement without the prior consent of the other, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, the Company acknowledges and agrees that Acquiror may, without the prior consent of the Company, issue such press releases or make such public statements as may be required by Applicable Law, in which case, to the extent practicable, Acquiror will consult with, and exercise in good faith, all reasonable business efforts to agree with the Company regarding the nature, extent and form of such press release or public statement, and, in any event, with prior notice to the Company.

         Section 5.8. Obligations of Acquiror. Acquiror agrees to take all action necessary to cause Acquiror Merger Subsidiary and the Surviving Corporation to perform their respective obligations under this Agreement. Acquiror shall be liable as provided herein for any breach of any representation, warranty, covenant or agreement of Acquiror Merger Subsidiary and for any breach of this covenant.

         Section 5.9. Employee Benefits; Severance Policy. Provided that it complies in all material respects with Applicable Law, the Surviving Corporation may, in its sole discretion, substitute employee compensation, benefit and severance programs for those of the Company as are comparable with the programs provided from time to time to Acquiror's employees and the employees of Acquiror's Subsidiaries.

         Section 5.10. Certain Actions Concerning Business Combinations. The Company will not apply, and will not take any action resulting in the application of, or otherwise elect to apply, the provisions of applicable state takeover laws, if any, with respect to or as a result of the Merger or the Transactions.

         Section 5.11. Conversion of Option Securities. The Company will take all action necessary (a) to provide timely written notice to all persons holding Option Securities to the effect that all Option Securities outstanding as of the Effective Time will be exchanged for options to acquire Acquiror Stock, and cash, in the case of vested and exercisable Option Securities, upon such exchange, in accordance with Section 2.4 hereof, and (b) to obtain any consent or waiver from the holder of an Option Security which may be necessary to give effect to actions contemplated by Section 2.4. Without the prior written consent of Acquiror, except as set forth in Section 3.13(b) of the Disclosure Schedule,
(i) such notice will not cause an acceleration of the exercise, conversion or vesting schedule of any Option Security, and (ii) the Company will not otherwise accelerate, or cause an acceleration of, the exercise, exchange or vesting schedule of any Option Security.


         Section 5.12. Tax Treatment. Each of Acquiror, Acquiror Merger Subsidiary and the Company shall use its reasonable best efforts to cause the Merger to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Code and to obtain the opinions of counsel referred to in Sections 6.2(j) and 6.3(d). Without limiting the foregoing, Acquiror covenants that it will not dispose of the Company, whether by sale of stock, sale of assets, merger, consolidation, liquidation, redemption, or otherwise, for a period of one year after the Closing Date, except as permitted under Section 368(a)(2)(C) of the Code and the administrative authorities under Section 368 of the Code, or unless it first shall have received an opinion of counsel, addressed to Acquiror and the Stockholders, that the proposed disposition will not affect the tax-free nature of the Merger.


         Section 5.13. Preparation of the Registration Statement.

         (a) Promptly following the date of this Agreement, Acquiror shall prepare and file with the SEC the Registration Statement. Each of the Company and Acquiror shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. The Company shall use its reasonable best efforts to cause the Prospectus to be mailed to the Stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Acquiror shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or consenting to service of process in any jurisdiction in which it has not previously so consented in any action other than one arising out of the offering of the Acquiror Stock in such jurisdiction) required to be taken to qualify the Acquiror Stock to be issued in the Merger under any applicable state securities or "blue sky" laws prior to the Effective Time, and the

Company shall furnish all information concerning the Company and the holders of the Company Stock as may be requested in connection with any such action.

         (b) The Company and Acquiror shall cooperate with each other and provide to each other all information necessary in order to prepare the Registration Statement. Acquiror shall notify the Company promptly of the receipt of any comments from the SEC or its staff and of any requests by the SEC or its staff for amendments or supplements to the Registration Statement or for additional information and shall supply the Company with copies of all correspondence between Acquiror or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect thereto. The Company and Acquiror shall use their respective reasonable best efforts to respond to any comments of the SEC with respect to the Registration Statement as promptly as practicable. If at any time prior to the Effective Time there shall occur any event with respect to the Company or Acquiror or any of its Subsidiaries, as the case may be, or with respect to other information supplied by the Company or Acquiror, as the case may be, for inclusion in the Registration Statement, in either case which event is required to be described in an amendment of, or a supplement to, the Prospectus or the Registration Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the Stockholders. Acquiror shall notify the Company promptly upon (i) the declaration by the SEC of the effectiveness of the Registration Statement, (ii) the issuance or threatened issuance of any stop order or other order preventing or suspending the use of any prospectus relating to the Registration Statement, (iii) any suspension or threatened suspension of the use of any prospectus relating to the Registration Statement in any state, (iv) any proceedings commenced or threatened to be commenced by the SEC or any state securities commission that might result in the issuance of a stop order or other order or suspension of use or (v) any request by the SEC to supplement or amend the Prospectus after the effectiveness thereof. Acquiror and, to the extent applicable, the Company, shall use their reasonable best efforts to prevent or promptly remove any stop order or other order preventing or suspending the use of any prospectus relating to the Registration Statement and to comply with any such request by the SEC or any state securities commission to amend or supplement the Registration Statement or the Prospectus.

         (c) None of the information supplied or to be supplied by the Company or any Stockholder for inclusion in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Prospectus or any other proxy statement or information furnished to Stockholders in connection with the Special Meeting will, at the date it is first mailed to the Stockholders or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Prospectus and the Registration Statement will comply as to form in all material respects with the requirements of the Securities Act. Notwithstanding the foregoing, no representation is made by the Company with respect to statements made or incorporated by
                                      I-33
reference in the Registration Statement other than with respect to information which is supplied by the Company or any Stockholder specifically for inclusion or incorporation by reference in the Registration Statement.


                                   ARTICLE 6.

                               CLOSING CONDITIONS

         Section 6.1. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by Applicable Law:

         (a) This Agreement, the Merger and the Transactions shall have been approved and adopted in accordance with the DGCL by the affirmative vote, or to the extent permitted by Applicable Law, by written consent, of the Stockholders holding at least the minimum number of shares of the Company Stock then issued and outstanding as are required by Applicable Law and the Company's Organic Documents for such approval and adoption;

         (b) As of the Closing Date, no Legal Action shall be pending before or threatened in writing by any Authority seeking to restrain, prohibit, make illegal or delay materially, or seeking material damages from the Party seeking to invoke this Section 6.1(b) and, in case Acquiror is seeking to invoke this
Section 6.1(b), the Company, or to impose any Adverse conditions in connection with, the consummation of the Merger and the Transactions, or which might, in the reasonable business judgment of Acquiror, have an Adverse Effect on Acquiror and its Subsidiaries taken as a whole assuming consummation of the Merger;

         (c) Other than the filing of the certificate of merger in accordance with the DGCL, all authorizations, consents, waivers, orders or approvals required to be obtained, and all filings, submissions, registrations, notices or declarations required to be made, by Acquiror or Acquiror Merger Subsidiary and the Company prior to the consummation of the Merger and the Transactions shall have been obtained from, and made with, all required Authorities, except for such authorizations, consents, waivers, orders, approvals, filings, registrations, notices or declarations the failure to obtain or make would not, in the reasonable judgment of Acquiror, assuming consummation of the Merger, have an Adverse Effect on the Company;

         (d) The filing and waiting period requirements under the HSR Act relating to the consummation of the Merger shall have been complied with; and

         (e) Acquiror or its nominee and the owner of each Property shall have entered into and closed a purchase and sale agreement for each such Property for the price of $2,200,000 for the Property located at 5 Fortune Drive, Billerica, Massachusetts, $2,400,000 for the Property located at 96 High Street, N. Billerica, Massachusetts, and $2,700,000 for the Property located at 520 Metro Park West, Rochester, New York; provided, however, that it shall not be a condition to the Company's obligation to effect the Merger if the reason for Acquiror's or such nominee's failure to acquire a Property is due to the inability of the owner of such Property to convey to Acquiror or such nominee good and marketable title to the Property free and clear of all Liens other than Permitted Liens.

         Section 6.2. Conditions to Obligations of Acquiror and Acquiror Merger Subsidiary. The obligations of Acquiror and Acquiror Merger Subsidiary to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by Applicable Law:

         (a) All agreements, certificates, opinions and other documents shall be reasonably satisfactory in form, scope and substance to Acquiror and its counsel, and Acquiror and its counsel shall have received all information and copies of all documents, including records of corporate proceedings, which they may reasonably request in connection therewith, such documents where appropriate to be certified by proper corporate officers;

         (b) The representations, warranties, covenants and agreements of the Company contained in this Agreement or otherwise made in writing by it or on its behalf pursuant hereto or otherwise made in connection with the Merger and the Transactions shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as though made on and as of such date except those which speak as of a certain date which shall continue to be true and correct as of such date on the Closing Date; each and all of the agreements and conditions to be performed or satisfied by the Company or any Stockholders hereunder or under the Stockholders' Agreement at or prior to the Closing Date shall have been duly performed or satisfied in all material respects; and the Company shall have furnished Acquiror with such certificates and other documents evidencing the truth of such representations, warranties, covenants and agreements and the performance of such agreements or conditions as Acquiror shall have reasonably requested;

         (c) The Company shall have furnished Acquiror and, at Acquiror's request, any bank or other financial institution providing credit to Acquiror, with favorable opinions dated the Closing Date of Woods, Oviatt, Gilman, Sturman & Clarke, LLP, counsel for the Company, in the form attached hereto as Exhibit 6.2(c);

         (d) No Legal Action or other Claim shall be pending or threatened at any time prior to or on the Closing Date before or by any Authority or by any other Person seeking to restrain or prohibit, or damages or other relief in connection with, the execution and delivery of this Agreement or the consummation of the Merger and the Transactions or which might in the reasonable judgment of Acquiror have any Adverse Effect on the Company or, assuming consummation of the Merger, Acquiror and its Subsidiaries taken as a whole;

         (e) Each Affiliate of the Company shall have executed and delivered an Affiliate Agreement in the form of Exhibit 5.3 hereto and Acquiror and the Principal Stockholders shall have entered into the Registration Rights Agreement;

         (f) The Company shall have obtained consents to the assignment and continuation of all Material Agreements which, in the reasonable judgment of Acquiror require such consents, and the Company shall have obtained satisfaction and discharge of all Liens set forth in Section 3.5(a) of the Disclosure
Schedule in favor of Fleet Bank of Massachusetts, N.A., but only to the extent that Acquiror elects to repay or prepay the Indebtedness corresponding to such Liens from its own funds;

         (g) As of the Closing Date, there shall not have occurred and be continuing any Adverse Change affecting the Company from the condition thereof (financial and other) reflected in the Financial Statements;

         (h) Each of the officers and directors of the Company and each trustee under each Plan shall have submitted his or her unqualified written resignation, dated as of the Closing Date, from all such positions held with the Company and as a trustee for each such Plan;

         (i) Except for such Contractual Obligations as to which Acquiror has notified the Company that it wants to retain, which notice shall be delivered not less than twenty (20) days prior to Closing and which Contractual Obligations shall be effective as of the Effective Time, all Contractual Obligations set forth in Section 3.9 of the Disclosure Schedule shall have been satisfied and discharged as of the Closing Date;

         (j) Acquiror shall have received a favorable opinion, dated the Closing Date, of Sullivan & Worcester LLP, its special tax counsel, to the effect that this Agreement constitutes a tax-free plan of reorganization in accordance with the provisions of Section 368(a) of the Code and as to the consequences thereof to Acquiror; and

         (k) Acquiror, the Company, the Agent and the Escrow Agent shall have executed and delivered the Escrow Agreement and the Escrow Indemnity Funds described therein shall have been delivered to the Escrow Agent.

         Section 6.3. Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part to the extent permitted by Applicable Law:

         (a) Acquiror shall have furnished the Company and the Principal Stockholders with the favorable opinion, dated the Closing Date, of Sullivan & Worcester LLP, counsel to Acquiror, in the form attached hereto as Exhibit 6.3(a);

         (b) All agreements, certificates, opinions and other documents shall be reasonably satisfactory in form, scope and substance to the Company and its counsel, and the Company and its counsel shall have received all information and copies of all documents, including records of corporate proceedings, which they may reasonably request in connection therewith, such documents where appropriate to be certified by proper corporate officers;

         (c) The representations, warranties, covenants and agreements of each of Acquiror and Acquiror Merger Subsidiary contained in this Agreement or otherwise made in writing by it or on its behalf pursuant hereto or otherwise made in connection with the Transactions shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as though made on and as of such date except those which speak as of a certain date which shall continue to be true and correct as of such date on the Closing Date; each and all of the agreements and conditions to be performed or satisfied by each of Acquiror and Acquiror Merger Subsidiary hereunder at or prior to the Closing Date shall have been duly performed or satisfied in all material respects; and each of Acquiror and Acquiror Merger Subsidiary shall have furnished the Company with such certificates and other documents evidencing the truth of such representations, warranties, covenants and agreements and the performance of such agreements or conditions as the Company shall have requested; and

         (d) The Company shall have received a favorable opinion, dated the Closing Date, of Woods, Oviatt, Gilman, Sturman & Clarke, LLP, its special tax counsel, to the effect that this Agreement constitutes a tax-free plan of reorganization in accordance with the provisions of Section 368(a) of the Code and as to the consequences thereof to the Stockholders;

         (e) Affiliates of the Company who are guarantors of any Company bank Indebtedness, leases or other obligations shall have been released from all liability under the guarantees listed on Section 6.3(e) of the Disclosure Schedule and all collateral granted by them to secure those guarantees shall have been released and returned to them (it being understood that if any Person who is benefited by any guaranty does not agree to release such guaranty or collateral without the receipt of consideration, the condition to Closing shall be deemed to be satisfied if, at Acquiror's option, Acquiror indemnifies such Affiliate for any payment made in respect of such guaranty); and

         (f) The Escrow Agreement shall have been executed and delivered by Acquiror and the escrow agent and the Registration Rights Agreement shall have been executed and delivered by Acquiror and such other parties thereto (other than the Principal Stockholders).


                                   ARTICLE 7.

                        TERMINATION, AMENDMENT AND WAIVER

         Section 7.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement, the Merger and the Transactions by the Stockholders:

         (a)    by mutual consent of Acquiror and the Company;

         (b) by either Acquiror or the Company if any permanent injunction, decree or judgment by any Authority preventing the consummation of the Merger shall have become final and nonappealable;

         (c) by the Company in the event (i) the Company is not in breach of this Agreement and none of its representations and warranties shall have become and continue to be untrue in any material respect, unless such breach or untruth is capable of being cured by and will not prevent or delay consummation of the Merger by or beyond the Termination Date, and (ii) either (A) Acquiror or Acquiror Merger Subsidiary is in breach of this Agreement or any of its representations or warranties shall have become and continue to be untrue in any material respect, unless, in either case such breach or untruth is capable of being cured by and will not prevent or delay consummation of the Merger by or beyond the Termination Date, or (B) the Merger and the Transaction have not been consummated by the Termination Date;

         (d)      by Acquiror:

                  (i) if the Merger and the Transactions fail to receive the approval required by Applicable Law, by vote (or to the extent permitted by Applicable Law, by consent) of the Stockholders;

                  (ii) in the event (A) neither Acquiror nor Acquiror Merger Subsidiary is in breach of this Agreement and none of their representations or warranties shall have become and continue to be untrue in any material respect, unless such breach or untruth is capable of being cured by and will not prevent or delay consummation of the Merger by or beyond the Termination Date, and (B) either (I) the Company is in breach of this Agreement or any of its representations or warranties shall have become and continue to be untrue in any material respect, unless, in either case, such breach or untruth is capable of being cured by and will not prevent or delay consummation of the Merger by or beyond the Termination Date, (II) the Merger and the Transactions have not been consummated prior to the Termination Date, or (III) any of the Stockholders is in breach of the Stockholders' Agreement or any of their representations or warranties shall have become and continue to be untrue in any material respect, unless, in either case, such breach or untruth is capable of being cured by and will not prevent or delay consummation of the Merger by or beyond the Termination Date; or

                  (iii) if (A) the Board of Directors of the Company shall (I) withdraw, modify or change its recommendation so that it is not in favor of this Agreement, the Merger or the Transactions, or shall have resolved to do any of the foregoing, or (II) have recommended or resolved to recommend to the Stockholders any Other Transaction, or (B) the Company shall have entered into or agreed to enter into any Other Transaction.

         Section 7.2. Effect of Termination. Except as provided in Sections 5.1, 5.7, 7.2, 7.5 and 9.11 in the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, there shall be no liability on the part of any Party, or any of their respective officers or directors, to the other and all rights and obligations of any Party shall cease; provided, however, that such termination shall not relieve any Party from liability for the breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, or impair the right of the Company, on the one hand, and Acquiror and Acquiror Merger Subsidiary, on the other hand, to compel specific performance of the other party of its or their obligations under this Agreement.

         Section 7.3. Amendment. This Agreement may be amended by the Parties by action taken by or on behalf of the respective Boards of Directors thereof at any time prior to the Effective Time; provided, however, that, after approval of this Agreement and the Merger by the Stockholders, no amendment, which under Applicable Law may not be made without the approval of the Stockholders, may be made without such approval. This Agreement may not be amended except by an instrument in writing signed by the Parties hereto.

         Section 7.4. Waiver. At any time prior to the Effective Time, except to the extent Applicable Law does not permit, either Acquiror and Acquiror Merger Subsidiary or the Company may extend the time for the performance of any of the obligations or other acts of the other, subject, however, to the terms and conditions of Section 7.1, waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and waive compliance by the other with any of the agreements, covenants or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an agreement in writing signed by the Party or Parties to be bound thereby.

         Section 7.5. Fees, Expenses and Other Payments.

         (a) All costs and expenses incurred in connection with this Agreement, the Merger and the Transactions, and compliance with Applicable Law and Contractual Obligations as a consequence hereof and thereof, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred by the Parties shall be borne solely and entirely by the Party which has incurred such costs and expenses (with respect to such Party, its "Expenses").

         (b) The Company agrees that if this Agreement shall be terminated by Acquiror pursuant to Section 7.1(d) (other than a termination by Acquiror pursuant to Section 7.1(d)(ii)(B)(II) unless the reason for the failure to consummate the Merger prior to the Termination Date is due to any breach by the Company of its covenants herein or the failure of the representations and warranties of the Company to be true and correct in all material respects), then the Company will pay to Acquiror an amount equal to $5,000,000, which amount is in recognition of, among other things, the out-of-pocket Expenses of Acquiror related to this Agreement, the reliance of Acquiror on the Company's fulfillment of its obligations hereunder, the costs in delayed opportunity to Acquiror, and the benefit to the Company, which heretofore has been a private closely-held business, in establishing a market price for it, but which amount shall not be considered to constitute liquidated damages. Any payment required to be made pursuant to this Section 7.5(b) shall be made as promptly as practicable but not later than ten business days after termination of this Agreement and, in any such case, shall be made by wire transfer of immediately available funds to an account designated by Acquiror.


         (c) Acquiror agrees that if this Agreement shall be terminated by the Company pursuant to Section 7.1(c) (other than a termination by the Company pursuant to Section 7.1(c)(ii)(B) unless the reason for the failure to consummate the Merger prior to the Termination Date is due to any breach by Acquiror or Acquiror Merger Subsidiary of any of their respective covenants herein or the failure of the representations and warranties of Acquiror and Acquiror Merger Subsidiary to be true and correct in all material respects), then Acquiror will pay to the Company an amount equal to $5,000,000, which amount is in recognition of, among other things, the out-of-pocket Expenses of the Company related to this Agreement, the reliance of the Company on Acquiror's fulfillment of its obligations hereunder, the costs in delayed opportunity to the Company, but which amount shall not be considered to constitute liquidated damages. Any payment required to be made pursuant to this Section 7.5(c) shall be made as promptly as practicable but not later than ten business days after termination of this Agreement and, in any such case, shall be made by wire transfer of immediately available funds to an account designated by the Company.

         Section 7.6. Effect of Investigation. The right of any Party to terminate this Agreement pursuant to Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Party, or any Person controlling any such party or any of their respective Representatives whether prior to or after the execution of this Agreement.


                                   ARTICLE 8.

                           INDEMNIFICATION; ADJUSTMENT

         Section 8.1. Survival. The representations, warranties, covenants and agreements of the Company contained in or made pursuant to this Agreement or any Collateral Document shall survive the Closing and shall remain operative and in full force and effect for a period of one (1) year after the Closing Date (the "Escrow Indemnity Period"), regardless of any investigation or statement as to the results thereof made by or on behalf of any Party. No claim for indemnification may be asserted after the expiration of the Escrow Indemnity Period. Notwithstanding anything herein to the contrary, any representation, warranty, covenant and agreement which is the subject of a Claim which is asserted in writing prior to the expiration of the Escrow Indemnity Period shall survive with respect to such Claim or any dispute with respect thereto until the final resolution thereof.

         Section 8.2. Escrow; Indemnification. The Parties hereto agree, and by adopting and approving this Agreement and the Merger, the Stockholders shall agree, that the Escrow Indemnity Funds will be withheld from the Exchange Merger Consideration and held in escrow in accordance with the terms of this Article 8 and the Escrow Agreement in order to provide a fund to indemnify Acquiror and hold Acquiror harmless from and against any and all damages, claims, losses, expenses, costs, obligations and liabilities, including without limitation liabilities for all reasonable attorneys', accountants', and experts' fees and expenses including those incurred to enforce the terms of this Agreement or any Collateral Document (collectively, "Loss and Expense"), suffered, directly or indirectly, by Acquiror by reason of, or arising out of:


         (a) any breach of representation or warranty made by the Company pursuant to this Agreement or any Collateral Document or any failure by the Company to perform or fulfill any of its covenants or agreements set forth in this Agreement or any Collateral Document;

         (b) any Legal Action or other Claim by any third party relating to the Company to the extent such Legal Action or other Claim has resulted in a breach of representation or warranty by the Company pursuant to this Agreement or any Collateral Document; or

         (c) the Indebtedness of the Company and its Subsidiaries as of the Effective Time exceeding $500,000 (unless any adjustment has been made to the Cash Amount in accordance with Section 8.6).


         The Company hereby appoints, and by adopting and approving this Agreement and the Merger, the Stockholders shall appoint, James B. Wayman, Jr. (the "Agent", with full and unqualified power to delegate to one or more persons the authority granted to him hereunder) to act as his, her or its agent and attorney-in-fact, with full power of substitution, to take all actions called for by this Article 8 and the Escrow Agreement on his, her or its behalf, in accordance with the terms of this Article 8 and the Escrow Agreement.

         Section 8.3. Limitation of Liability; Disposition of Escrow Indemnity Funds.

         (a) Notwithstanding the provisions of Section 8.2, after the Closing, Acquiror's rights to indemnification shall be subject to the following limitations: (i) Acquiror shall be entitled to recover its Loss and Expense in respect of any Claim only if the Loss and Expense for all Claims exceeds, in the aggregate, $150,000 and (ii) in no event shall the aggregate amount to be paid to Acquiror exceed the lesser of (i) the Escrow Indemnity Funds and (ii) shares of Acquiror Stock having an aggregate Market Value of Three Million Dollars ($3,000,000).

         (b) Anything in this Agreement, including without limitation the provisions of Sections 8.2 or 8.3(a), to the contrary notwithstanding, the exclusive recourse of Acquiror with respect to Claims brought after the Effective Time arising out of the transactions contemplated by this Agreement shall be the Escrow Indemnity Funds. On or before the Closing Date, Acquiror, the Company and the Agent shall execute and deliver an escrow agreement substantially in the form attached hereto as Exhibit 8.3 (the "Escrow Agreement"). Any Claims of Acquiror for indemnification to be satisfied out of the Escrow Indemnity Fund shall be made in accordance with the terms of the Escrow Agreement (it being hereby understood that for purposes of determining the number of shares of Acquiror Stock necessary to satisfy such Claim, the Market Price of the Acquiror Stock calculated in accordance with the terms of the Escrow Agreement shall be used). At the Effective Time, a certificate registered in the name of James B. Wayman, Jr., as Agent, representing the Escrow Indemnity Funds shall be withheld from the Merger Consideration hereunder and shall be deposited with the Escrow Agent. In accordance with the terms of the Escrow Agreement, each Stockholder shall be entitled to receive all ordinary cash dividends paid in respect of his or her Proportionate Share of Acquiror Stock that would otherwise be registered in his or her name but for such shares being a part of the Escrow Indemnity Funds and to vote and to give consents, waivers and ratifications in respect of his or her Proportionate Share of Acquiror Stock which is part of the Escrow Indemnity Funds. In connection with any such vote or consent, the Agent and Acquiror, at Acquiror's expense, shall cause to be delivered to such Stockholder such information (including, without limitation, any proxy statement and cards). The Agent shall vote the shares of Acquiror Stock forming part of the Escrow Indemnity Funds in accordance with the directions of the Stockholders. In order to take such vote, the Agent shall tabulate the votes it receives from the Stockholders and inform Acquiror in writing of the aggregate percent of all votes received for, against and in abstention with respect to each matter voted upon. Acquiror shall then convert such percent to number based on the then-existing Escrow Indemnity Funds, rounded in each case down to the nearest whole number.

         (c) In the event there are no Unresolved Claims (as defined in the Escrow Agreement), on the date which is ten (10) days after the expiration of the Escrow Indemnity Period, or the next business day if such date is not a business day, the Escrow Indemnity Funds then remaining shall be distributed to the Stockholders (or their nominee or transferee, as set forth in the Transmittal Documents in respect of the Exchange Merger Consideration) entitled thereto in accordance with the proportions with their ownership of Shares immediately prior to the Effective Time (provided that cash in lieu of fractional shares will be distributed in accordance with Section 2.1(d) hereof). In the event one or more Unresolved Claims with respect to the Escrow Indemnity Funds, if any, shall exist upon the expiration of the Escrow Indemnity Period, shares of Acquiror Stock, rounded to the nearest shares, having a Market Price equal to the sum of (i) the aggregate amount of such Unresolved Claims and (ii) the amount reasonably estimated by Acquiror to cover the fees, expense and other costs (including reasonable counsel fees and expenses) which will be required to resolve such Unresolved Claims shall be retained as part of the Escrow Indemnity Funds and the balance thereof, if any, shall be distributed to the Persons entitled thereto. Upon the resolution of all such Claims and the payment of all such fees, expenses and costs out of the Escrow Indemnity Funds, the balance of the shares of Acquiror Stock, if any, shall be distributed to the Persons entitled thereto.


         Section 8.4. Notice of Claims. If Acquiror believes that it has suffered or incurred any Loss and Expense, it shall notify the Agent promptly in writing, and in any event within the applicable time period specified in Section 8.2, describing such Loss and Expense, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such Loss and Expense shall have occurred. If any Legal Action is instituted by a third party with respect to which Acquiror intends to claim any liability or expense as Loss and Expense under this Article, Acquiror shall promptly notify the Agent of such Legal Action, but the failure to so notify the Agent shall not relieve the Stockholders of their obligations under this Article, except to the extent such failure to notify prejudices its ability to defend against such Claim.

         Section 8.5. Defense of Third Party Claims. The Agent shall have the right to conduct and control, through counsel of his own choosing, reasonably acceptable to Acquiror, any third party Legal Action or other Claim (unless the amount claimed under such Legal Action or other Claim exceeds the Escrow Indemnity Funds, in which case Acquiror shall retain the right to control such Legal Action or other Claim), but Acquiror may, at its election, participate in the defense thereof at its sole cost and expense; provided, however, that if the Agent shall fail to defend any such Legal Action or other Claim, then Acquiror may defend, through counsel of its own choosing, such Legal Action or other Claim, and (so long as it gives the Stockholders at least fifteen (15) days' notice of the terms of the proposed settlement thereof and permits the Stockholders to then undertake the defense thereof, except as set forth above) settle such Legal Action or other Claim, and to recover out of the Escrow Indemnity Funds the amount of such settlement or of any judgment and the costs and expenses of such defense. The Agent shall not compromise or settle any such Legal Action or other Claim without the prior written consent of Acquiror. All reasonable costs and expenses defending any such third party Legal Action or other Claim, including the amount of any settlement or of any judgment, shall be paid out of the Escrow Indemnity Funds.

         Section 8.6. Balance Sheet Adjustment. Five business days prior to the Closing Date, the Company shall prepare and deliver to Acquiror a schedule showing the Company's best estimate of its Indebtedness as of the Effective Time (the "Company Indebtedness Calculation"). If Acquiror disagrees with such estimate, Representatives of the Company and Acquiror shall meet to discuss such estimate, and the Company Indebtedness Calculation shall be revised, to the extent agreed, to reflect such discussions. In addition, at the Closing, the Company shall deliver to Acquiror a letter from Fleet Bank of Massachusetts, N.A. certifying to Acquiror the entire unpaid balance (principal and interest) of the Company's Indebtedness to Fleet Bank of Massachusetts, N.A., such that the payment thereof at that time would terminate that Indebtedness. If the Company Indebtedness Calculation indicates that the Indebtedness of the Company is greater than $500,000, the Cash Amount shall be adjusted in accordance with the definition thereof; if the Company Indebtedness Calculation indicates that Indebtedness of the Company is less than $500,000, there shall be no such adjustment.

         Section 8.7. Exclusive Remedy. Except as otherwise provided in this Article and Section 9.8 of the Merger Agreement and Section 5.1 of the Stockholders' Agreement, the indemnification provided in this Article shall be the sole and exclusive post-Closing remedy available to Acquiror against the Stockholders for any Claim under this Agreement.

                                   ARTICLE 9.

                               GENERAL PROVISIONS

         Section 9.1. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission to the telecopier number specified below:

         (a)      If to Acquiror or Acquiror Merger Subsidiary:

                  Iron Mountain Incorporated
                  745 Atlantic Avenue, 10th Floor
                  Boston, MA  02110
                  Attention:  Chief Executive Officer
                  Telecopier No.:  (617) 357-9031

                  with a copy to:

                  Sullivan & Worcester LLP
                  One Post Office Square
                  Boston, MA 02109
                  Attention:  William J. Curry, Esq.
                  Telecopier No.:  (617) 338-2880

         (b)      If to the Company or the Agent:

                  c/o B. Thomas Golisano
                  911 Panorama Trail South
                  Rochester, NY 14625
                  Telecopier No.:  (716) 383-3428

                  with a copy to:

                  Woods, Oviatt, Gilman, Sturman & Clarke LLP
                  44 Exchange Street
                  Rochester, NY  14614
                  Attention:  Harry P. Messina, Jr.
                  Telecopier No.: (716) 454-3968

         Section 9.2. Headings. The headings contained in this Agreement are for purposes of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

         Section 9.3. Severability. If any term or provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative, illegal or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflicting of any provision with any constitution or statute or rule of public policy or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question invalid, inoperative, illegal or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative, illegal or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute or rule of public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative, illegal or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case. Notwithstanding the foregoing, in the event of any such determination the effect of which is to Affect Materially and Adversely either party, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the Transactions are fulfilled and consummated to the maximum extent possible.

         Section 9.4. Entire Agreement. This Agreement (together with the Confidentiality Agreement, the Disclosure Schedule, the Acquiror Disclosure Schedule and the other Collateral Documents delivered in connection herewith) constitutes the entire agreement of the Parties and supersedes all prior agreements and undertakings, both written and oral (other than the Confidentiality Agreement), between the Parties, or any of them, with respect to the subject matter hereof.

         Section 9.5. Assignment. This Agreement shall not be assigned by operation of law or otherwise and any purported assignment shall be null and void, provided that Acquiror may cause a wholly owned Subsidiary of Acquiror to be substituted for Acquiror Merger Subsidiary as the party to the Merger and may, in addition, assign the other rights, but not its obligations, including, without limitation, its obligation to pay the Merger Consideration, under this Agreement to such Subsidiary.

         Section 9.6. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

         Section 9.7. Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by, and construed in accordance with, the applicable laws of the United States of America and the laws of The Commonwealth of Massachusetts applicable to contracts made and performed in such State and, in any event, without giving effect to any choice or conflict of laws provision or rule that would cause the application of domestic
                                      I-45
substantive laws of any other jurisdiction, except to the extent that the provisions of the DGCL apply to the Merger. Anything in this Agreement to the contrary notwithstanding, including without limitation the provisions of
Article 8, in the event of any dispute between the parties which results in a Legal Action, the prevailing party shall be entitled to receive from the non-prevailing party reimbursement for reasonable legal fees and expenses incurred by such prevailing party in such Legal Action.

         Section 9.8. Enforcement of the Agreement. Each Party recognizes and agrees that each other Party's remedy at law for any breach of the provisions of this Agreement would be inadequate and agrees that for breach of such provisions, such Party shall, in addition to such other remedies as may be available to it at law or in equity or as provided in this Agreement, be entitled to injunctive relief and to enforce its rights by an action for specific performance to the extent permitted by Applicable Law. Each Party hereby waives any requirement for security or the posting of any bond or other surety in connection with any temporary or permanent award of injunctive, mandatory or other equitable relief. Nothing herein contained shall be construed as prohibiting a Party from pursuing any other remedies available to such Party for any breach or threatened breach hereof or failure to take or refrain from any action as required hereunder to consummate the Merger and carry out the Transactions.

         Section 9.9. Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
         Section 9.10. Mutual Drafting. This Agreement is the result of the joint efforts of Acquiror and the Company, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and there shall be no construction against any Party based on any presumption of that Party's involvement in the drafting thereof.

         Section 9.11. Continuation of Covenants. Notwithstanding any termination by Acquiror of this Agreement, the Company agrees that all of the representations, warranties and covenants of the Company contained in this Agreement shall continue and be in full force and effect for so long as Acquiror has the right to commence an offer to purchase the Company Stock of the Principal Stockholders pursuant to the terms and provisions of the Stockholders' Agreement and, in the event Acquiror commences such an offer, until such time as such offer is consummated.


                                   ARTICLE 10.

                                   DEFINITIONS

         As used herein, unless the context otherwise requires, the following terms (or any variant in the form thereof) have the following respective meanings. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa, and the reference to any gender shall be deemed to include all genders. Unless otherwise defined or the context otherwise clearly requires, terms for which meanings are provided herein shall have such meanings when used in the Disclosure Schedule, the Acquiror Disclosure Schedule and each Collateral Document, notice, certificate, communication, opinion or other document executed or required to be executed pursuant hereto or thereto or otherwise delivered, from time to time, pursuant hereto or thereto.

         Acquiror shall have the meaning given to it in the Preamble.

         Acquiror Disclosure Schedule shall mean the disclosure schedule dated as of the date of this Agreement delivered by Acquiror to the Company.

         Acquiror Merger Subsidiary shall have the meaning given to it in the Preamble.

         Acquiror SEC Reports shall have the meaning given to it in Section 4.3(a).

         Acquiror Stock shall have the meaning given to it in the Preamble.

         Adverse, Adversely, when used alone or in conjunction with other terms (including without limitation "Affect,""Change" and"Effect") shall mean, with respect to the Company or Acquiror, as the case may be, any Event which could reasonably be expected to (a) adversely affect the validity or enforceability of this Agreement or any Collateral Document or the likelihood of consummation of the Merger, (b) adversely affect in any material respect the business, operations, management, properties or the condition, (financial or other), or results of operation (including without limitation, earnings before interest, taxes, depreciation and amortization) of the Company or Acquiror, as the case may be (it being understood that a reduction in the Market Value of Acquiror Stock shall not, in and of itself, constitute or be deemed to reflect an Adverse Change), (c) impair the Company's or Acquiror's, as the case may be, ability to fulfill its obligations under the terms of this Agreement or any Collateral Document, or (d) adversely affect in any material respect the aggregate rights and remedies of Acquiror under this Agreement or any Collateral Document.

         Affiliate, Affiliated shall mean, with respect to any Person, (a) any other Person at the time directly or indirectly controlling, controlled by or under direct or indirect common control with such Person, (b) any other Person of which such Person at the time owns, or has the right to acquire, directly or indirectly, ten percent (10%) or more of any class of the capital stock or beneficial interest, (c) any other Person which at the time owns, or has the right to acquire, directly or indirectly, ten percent (10%) or more of any class of the capital stock or beneficial interest of such Person, (d) any executive officer or director of such Person, (e) with respect to any partnership, joint venture or similar Entity, any general partner thereof, and (f) when used with respect to an individual, shall include any member of such individual's immediate family or a family trust.

         Affiliate Agreement shall have the meaning given to it in Section
5.3(a).

         Agent shall have the meaning given to it in Section 8.2(c).

         Agreement shall mean this Agreement as originally in effect, including unless the context otherwise specifically requires, all schedules and exhibits hereto, as the same may from time to time be supplemented, amended, modified or restated in the manner herein or therein provided.

         Alternative Transaction shall have the meaning given to it in Section 1.9.

         Applicable Law shall mean any Law of any Authority, whether domestic or foreign, including without limitation the DGCL, all federal and state securities laws, the Code, ERISA and Environmental Laws, to or by which a Person or it or any of its business or operations is subject or any of its property or assets is bound.

         Authority shall mean any governmental or quasi-governmental authority, whether administrative, executive, judicial, legislative or other, or any combination thereof, including without limitation any federal, state, territorial, county, municipal or other government or governmental or quasi-governmental agency, arbitrator, authority, board, body, branch, bureau, central bank or comparable agency or Entity, commission, corporation, court, department, instrumentality, master, mediator, panel, referee, system or other political unit or subdivision or other Entity of any of the foregoing, whether domestic or foreign.

         Benefit Arrangement shall mean any material benefit arrangement that is not a Plan, including (i) any employment or consulting agreement, (ii) any arrangement providing for insurance coverage or workers' compensation benefits,
(iii) any incentive bonus or deferred bonus arrangement, (iv) any arrangement providing termination allowance, severance, salary continuation for disability, or other leave of absence, supplemental unemployment benefits, lay-off, reduction in force or similar benefits, (v) any equity compensation plan, (vi) any deferred compensation plan, (vii) any compensation policy and practice,
(viii) any educational assistance arrangements or policies and (ix) any change of control arrangements or policies.

         Cash Amount shall mean the difference between (a) $12,090,000 and (b) in the event the Company Indebtedness Calculation exceeds $500,000, an amount equal to such amount above $500,000.

         Cash Conversion Number shall mean the quotient obtained by dividing (i) the Cash Amount by (ii) the sum of (a) the number of shares of Company Stock issued and outstanding immediately prior to the Merger (except shares subject to Section 2.1(b)) and (b) the number of shares of Company Stock which may be issued pursuant to Option Securities which are exercisable as of the Effective Time (including those which will become exercisable by virtue of the consummation of the Merger).

         Cash Merger Consideration shall have the meaning given to it in Section 2.1(a).

         Certificate shall have the meaning given to it in Section 2.1(a).

         Claims shall mean any and all debts, liabilities, obligations, losses, damages, deficiencies, assessments and penalties, together with all Legal Actions, pending or threatened, claims and judgments of whatever kind and nature relating thereto, and all fees, costs, expenses and disbursements (including without limitation reasonable attorneys' and other legal fees, costs and expenses) relating to any of the foregoing.

         Closing shall have the meaning given to it in Section 1.3.

         Closing Date shall have the meaning given to it in Section 1.3.


         Closing Stock Conversion Number shall mean the quotient obtained by dividing (i) the difference between (a) the Common Stock Amount and (b) the Escrow Indemnity Funds by (ii) the sum of (a) the number of shares of Company Stock issued and outstanding immediately prior to the Merger (except shares subject to Section 2.1(b)) and (b) the number of shares of Company Stock which may be issued pursuant to Option Securities which are exercisable as of the Effective Time (including those which will become exercisable by virtue of the consummation of the Merger).


         COBRA shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

         Code shall have the meaning given to it in the Preamble.

         Collateral Document shall mean any agreement, instrument, certificate, opinion, memorandum, schedule or other document delivered by a Party or a Stockholder pursuant to this Agreement or in connection with the Merger and the Transactions.

         Common Stock Amount shall mean the quotient obtained by dividing (a) $49,910,000 by (b) the Determination Price.

         Company shall have the meaning given to it in the Preamble.

         Company Indebtedness Calculation shall have the meaning given to it in
Section 8.6.

         the Company's knowledge (including the term "to the knowledge of the Company") means the knowledge, information or belief of any Company director, executive officer or any Principal Stockholder; and that such director, executive officer or Principal Stockholder, after reasonable investigation (which shall include, without limitation, interrogation of John Cercone, Kristen Gardner, Michael Karp and Michael Young but, due to the Parties' desire and need for secrecy, shall not include interrogation of any other employee, including, without limitation, any branch manager), shall have reason to believe and shall believe that the subject representation or warranty is true and accurate as stated.

         Company Option Plan shall have the meaning given to it in Section 3.13(b).

         Company Stock shall have the meaning given to it in Section 2.1(a).

         Confidentiality Agreement shall have the meaning given to it in Section 5.1(a).

         Contract, Contractual Obligation shall mean any term, condition, provision, representation, warranty, agreement, covenant, undertaking, commitment, indemnity or other obligation which is outstanding or existing under any instrument, contract, lease or other contractual undertaking to which the obligee is a party or by which it or any of its business is subject or property or assets is bound.

         control (including the terms "controlled," "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, or the disposition of such Person's assets or properties, whether through the ownership of stock, equity or other ownership, by contract, arrangement or understanding, or as trustee or executor, by contract or credit arrangement or otherwise.

         Convertible Securities shall mean any evidences of indebtedness, shares of capital stock (other than common stock) or other securities directly or indirectly convertible into or exchangeable for Shares, whether or not the right to convert or exchange thereunder is immediately exercisable or is conditioned upon the passage of time, the occurrence or non-occurrence or existence or non-existence of some other Event, or both.

         Determination Price shall mean the average closing price per share of Acquiror Stock for the period of 20 trading days ending three trading days prior to the Closing Date; provided however, that if the average closing price per share of Acquiror Stock for such period is less than $26.00, then the Determination Price shall be $26.00, and provided further that if the average closing price per share of Acquiror Stock for such period is greater than $31.00, then the Determination Price shall be $31.00. The closing price for each such trading day shall be the last quoted sale price or, if not so quoted, the average of the low bid and high asked prices on the Nasdaq National Market System.

         DGCL shall have the meaning given to it in the Preamble.

         Directors Plan shall have the meaning given to it in Section 3.13(b).

         Disclosure Schedule shall mean the disclosure schedule dated as of the date of this Agreement delivered by the Company to Acquiror.

         Dissenting Shares shall have the meaning given to it in Section 2.5(a).

         Distribution shall mean, with respect to the Company: (a) the declaration or payment of any dividend (except dividends payable in Company Stock) on or in respect of any shares of any class of capital stock of the Company owned by a Person other than the Company, (b) the purchase, redemption or other retirement of any shares of any class of capital stock of the Company owned by a Person other than the Company, and (c) any other distribution on or in respect of any shares of any class of capital stock of the Company owned by a Person other than the Company.

         Effective Time shall have the meaning given to it in Section 1.4.

         Employment Arrangement shall mean, with respect to any Person, any employment, consulting, retainer, severance or similar contract, agreement, plan, arrangement or policy (exclusive of any which is terminable within thirty
(30) days without liability, penalty or payment of any kind by such Person or any Affiliate (other than any such liability, penalty or payment of general application to all the Company's employees)), providing for severance, termination payments, insurance coverage (including any self-insured arrangements), workers compensation, disability benefits, life, health, medical, dental or hospitalization benefits, supplemental unemployment benefits, vacation or sick leave benefits, pension or retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock purchase or appreciation rights or other forms of incentive compensation or post-retirement insurance, compensation or benefits, or any collective bargaining or other labor agreement, whether or not any of the foregoing is subject to the provisions of ERISA.

         Encumber shall mean to suffer, accept, agree to or permit the imposition of any Lien.

         Enforceability Exceptions shall have the meaning set forth in Section 3.1(b).

         Entity shall mean any corporation, firm, unincorporated organization, association, partnership, limited liability company, trust (inter vivos or testamentary), estate of a deceased, insane or incompetent individual, business trust, joint stock company, joint venture or other organization, entity or business, whether acting in an individual, fiduciary or other capacity, or any Authority.

         Environmental Law shall mean any Law relating to or otherwise imposing liability or standards of conduct concerning pollution or protection of the environment or occupational health and safety, including without limitation Laws relating to emissions, discharges, releases or threatened releases of Hazardous Materials or other pollutants, contaminants, chemicals, noises, odors or industrial, toxic or hazardous substances, materials or wastes, whether as matter or energy, into the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances, materials or wastes.

         Environmental Permit shall mean any Governmental Authorization required by or pursuant to any Environmental Law.

         ERISA shall mean the Employee Retirement Income Security Act of 1974, and the rules and regulations thereunder, all as from time to time in effect, or any successor law, rules or regulations, and any reference to any statutory or regulatory provision shall be deemed to be a reference to any successor statutory or regulatory provision.

         ERISA Affiliate shall mean any Person that is or has ever been treated as a single employer with the Company under Sections 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

         Escrow Agreement shall have the meaning given to it in Section 8.3(b).


         Escrow Indemnity Funds shall mean shares of Acquiror Common Stock in an amount equal to quotient obtained by dividing (i) Four Million Dollars ($4,000,000) by (ii) the Determination Price.


         Escrow Indemnity Period shall have the meaning given to it in Section 8.1.

         Event shall mean the occurrence or existence of any act, action, activity, circumstance, condition, event, fact, failure to act, omission, incident or practice, or any set or combination of any of the foregoing.

         Exchange Act shall mean the Securities Exchange Act of 1934, and the rules and regulations of the Commission thereunder, all as from time to time in effect, or any successor law, rules or regulations, and any reference to any statutory or regulatory provision shall be deemed to be a reference to any successor statutory or regulatory provision.

         Exchange Agent shall have the meaning given to it in Section 2.2(a).

         Exchange Fund shall have the meaning given to it in Section 2.2(a).

         Exchange Merger Consideration shall have the meaning given to it in
Section 2.1(a).

         Expenses shall have the meaning set forth in Section 7.5(a).

         Financial Statements shall have the meaning given to it in Section 3.2(a).

         GAAP shall mean generally accepted accounting principles as in effect from time to time in the United States of America.

         Governmental Authorizations shall mean all approvals, concessions, consents, franchises, licenses, permits, plans, registrations and other authorizations of all Authorities.

         Governmental Filings shall mean all filings, including franchise and similar Tax filings, and the payment of all fees, assessments, interest and penalties associated with such filings, with all Authorities.

         Guaranty or Guaranteed shall mean any agreement, undertaking or arrangement by which the Company guarantees, endorses or otherwise becomes or is liable, directly or indirectly, contingently or otherwise, upon any indebtedness of any other Person including without limitation the payment of amounts drawn down by beneficiaries of letters of credit (other than by endorsements of negotiable instruments for deposit or collection in the ordinary course of business). The amount of the obligor's obligation under any Guaranty shall be deemed to be the outstanding amount (or maximum permitted amount, if larger) of the indebtedness directly or indirectly guaranteed thereby (subject to any limitation set forth therein).

         Hazardous Materials shall mean any substance (in whatever state of matter): (a) the presence of which requires investigation or remediation under any Environmental Law; (b) that is defined as a "hazardous waste","hazardous material" or "hazardous substance" under any Environmental Law; (c) that is toxic, explosive, corrosive, pollutive, contaminating, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and is regulated by any Authority; (d) that contains or consists of petroleum or petroleum products, PCBs, asbestos, or urea formaldehyde foam insulation.

         HSR Act shall mean the Hart-Scott-Rodino Antitrust Improvement Act of 1976, and the rules and regulations thereunder, all as from time to time in effect, or any successor law, rules or regulations, and any reference to any statutory or regulatory provision shall be deemed to be a reference to any successor statutory or regulatory provision.

         Indebtedness shall mean, with respect to the Company, all obligations, contingent or otherwise, which in accordance with GAAP should be classified upon the Company's consolidated balance sheet as liabilities in respect of borrowed money and all guarantees, endorsements and other contingent obligations in respect of Indebtedness of others (it being understood that obligations of the Company in respect of trade payables and capitalized leases incurred in the ordinary course of business shall not be included in the definition of Indebtedness).

         Intangible Assets shall mean all assets and property lacking physical properties the evidence of ownership of which must customarily be maintained by independent registration, documentation, certification, recordation or other means.

         Law shall mean any (a) administrative, judicial, legislative or other action, code, consent decree, constitution, decree, directive, enactment, finding, guideline, law, injunction, interpretation, judgment, order, ordinance, policy statement, proclamation, promulgation, regulation, requirement, rule, rule of law, rule of public policy, settlement agreement, statute, or writ or any Authority, domestic or foreign; (b) the common law, or other legal or quasi-legal precedent; or (c) arbitrator's, mediator's or referee's award, decision, finding or
                                      I-53
recommendation; including, in each such case or instance, any interpretation, directive, guideline or request, whether or not having the force of law including, in all cases, without limitation any particular section, part or provision thereof.

         Lease shall mean any lease of property, whether real, personal or mixed, and all amendments thereto.

         Legal Action shall mean any litigation or legal or other actions, arbitrations, counterclaims, proceedings, requests for material information by or pursuant to the order of any Authority, or suits, at law or in arbitration, equity or admiralty commenced by any Person, whether or not purported to be brought on behalf of a party hereto affecting such party or any of such party's business, property or assets.

         Lien shall mean any of the following: mortgage; lien (statutory or other); preference, priority or other security agreement, arrangement or interest; hypothecation, pledge or other deposit arrangement; assignment; charge; levy; executory seizure; attachment; garnishment; encumbrance (including any easement, exception, variance, reservation or limitation, right of way, zoning restriction, building or use restriction, and the like); conditional sale, title retention or other similar agreement, arrangement, device or restriction; preemptive or similar right; any financing lease involving substantially the same economic effect as any of the foregoing; the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction; restriction on sale, transfer, assignment, disposition or other alienation; or any option, equity, claim or right of or obligation to, any other Person, of whatever kind and character.

         Loss and Expense shall have the meaning given to it in Section 8.2.


         Market Price shall have the meaning set forth in the Escrow Agreement.


         Material or materiality for the purposes of this Agreement, shall, unless specifically stated to the contrary, be determined without regard to the fact that various provisions of this Agreement set forth specific dollar amounts.

         Material Agreement or Material Commitment shall mean, with respect to the Company, any Contractual Obligation (a) which (i) involves the purchase, sale or lease of goods or materials or performance of services aggregating more than Twenty-five Thousand Dollars ($25,000), (ii) extends for more than three
(3) months, or (iii) is not terminable on thirty (30) days or less notice without penalty or other payment, (b) which involves indebtedness for money borrowed in excess of One Hundred Thousand Dollars ($100,000) or (c) which is or otherwise constitutes a written agency, dealer, license, distributorship, sales representative or similar written agreement.

         Merger shall have the meaning given to it in the Preamble.

         Merger Consideration shall have the meaning given to it in Section 2.1(a).

         Multiemployer Plan shall mean a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA.

         Net Shares shall have the meaning given to it in Section 2.2(a).

         Option Plans shall have the meaning given to it in Section 3.13(b).

         Option Securities shall mean all rights, options and warrants, and calls or commitments evidencing the right, to subscribe for, purchase or otherwise acquire Shares or Convertible Securities, whether or not the right to subscribe for, purchase or otherwise acquire is immediately exercisable or is conditioned upon the passage of time, the occurrence or non-occurrence or the existence or non-existence of some other Event.

         Organic Document shall mean the Company's Certificate of Incorporation, its by-laws and all stockholder agreements, voting trusts and similar arrangements applicable to any of its capital stock, each as in effect from time to time.

         Other Transaction shall mean a transaction or series of related transactions (other than the Merger) resulting in (a) any change in control of the Company, (b) any merger or consolidation of the Company, regardless of whether the Company is the surviving Entity, (c) any tender offer or exchange offer for, or any acquisition of, any securities of the Company, (d) any sale or other disposition of assets of the Company not otherwise permitted under Section
3.17 hereof, or (e) so long as this Agreement remains in effect, any issue or sale, or any agreement to issue or sell, any capital stock, Convertible Securities or Option Securities of the Company (other than the issuance of shares in accordance with the terms of Option Securities outstanding on the date hereof).

         Party shall mean a signatory to this Agreement.

         PBGC shall mean the Pension Benefit Guaranty Corporation and any Entity succeeding to any or all of its functions under ERISA.

         Permitted Liens shall mean any of the following Liens: (i) building and zoning ordinances and by-laws of any applicable Authority applicable to the Property; (ii) taxes assessed or to be assessed on the Property for the then current year to the extent the same are not yet due or payable; and (iii) rights, easements and restrictions of record, provided the same do not materially interfere with the current occupancy and use of the Property by the Company.

         Person shall mean any natural individual or any Entity.

         Plan shall mean, with respect to the Company and at a particular time, any employee benefit plan which is covered by ERISA and in respect of which the Company, or, in the case
                                      I-55
of any such plan subject to Title IV of ERISA, an ERISA Affiliate is (or, if such plan were terminated at such time, would under Section 4069 of ERISA be deemed to be) an "employer," as defined in Section 3(5) of ERISA, other than a Multiemployer Plan.

         Principal Stockholders shall mean B. Thomas Golisano and James B. Wayman, Jr.

         Private Authorizations shall mean all approvals, concessions, consents, franchises, licenses, permits, and other authorizations of all Persons (other than Authorities) including without limitation those with respect to patents, trademarks, service marks, trade names, copyrights, computer software programs, technology and know-how, but not including those with respect to Leases.

         Property shall mean each of the premises located at 5 Fortune Drive, Billerica, Massachusetts, 96 High Street, Billerica, Massachusetts and 520 Metro Park West, Rochester, New York, including all buildings and other improvements and fixtures thereon (but only to the extent such improvements and fixtures are owned by the owner of such Property and not the Company).


         Proportionate Share shall have the meaning set forth in the Escrow Agreement.


         Prospectus shall mean the form of prospectus to form part of the Registration Statement.

         Registered Stock shall mean that portion of the Stock Merger Consideration consisting of shares of Acquiror Stock to be registered pursuant to the Securities Act.

         Registration Rights Agreement shall have the meaning given to it in
Section 5.3(b).

         Registration Statement shall mean the registration statement (including the Prospectus, exhibits, financial statements and schedules included therein), and all amendments thereof (including post-effective amendments) and supplements to the Prospectus which are a part thereof, filed under the Securities Act registering the Registered Stock.

         Representatives of a Party shall mean the officers, directors, employees, accountants, counsel, financial advisors, consultants and other representatives of such Party.

         SEC shall mean the Securities and Exchange Commission of the United States or any successor Authority.

         Securities Act shall mean the Securities Act of 1933, and the rules and regulations of the Commission thereunder, all as from time to time in effect, or any successor law, rules or regulations, and any reference to any statutory or regulatory provision shall be deemed to be a reference to any successor statutory or regulatory provision.

         Share Price shall mean the quotient obtained by dividing (i) the difference between $62,000,000 and, in the event the Company Indebtedness Calculation exceeds $500,000, an amount equal to such amount above $500,000, by
(ii) the sum of (a) the number of shares of Company Stock issued and outstanding immediately prior to the Merger (except shares subject to Section 2.1(b)) and
(b) the number of shares of Company Stock which may be issued pursuant to Option Securities which are exercisable as of the Effective Time (including those which will become exercisable by virtue of the consummation of the Merger).

         Shares shall have the meaning given to it in Section 2.1(a).

         Special Meeting shall have the meaning given to it in Section 1.2(a).

         Stock Conversion Number shall mean the quotient obtained by dividing
(i) the Common Stock Amount by (ii) the sum of (a) the number of shares of Company Stock issued and outstanding immediately prior to the Merger (except shares subject to Section 2.1(b)) and (b) the number of shares of Company Stock which may be issued pursuant to Option Securities which are exercisable as of the Effective Time (including those which will become exercisable by virtue of the consummation of the Merger).

         Stockholders shall mean the Principal Stockholders and all other Persons entitled to Merger Consideration (or who would be entitled thereto but for their dissent from the Merger) pursuant to Sections 2.1(a) or (to the extent Persons holding Option Securities or Convertible Securities exercise their rights to acquire Shares prior to the Effective Time, from and after the time they acquire such Shares) 2.4.

         Stockholders' Agreement shall mean that certain Stockholders' Agreement of even date herewith among the Principal Stockholders and Acquiror, as the same may from time to time be supplemented, amended, modified or restated in the manner therein provided.

         Stock Merger Consideration shall have the meaning given to it in
Section 2.1(a).

         Subsidiary shall mean, with respect to a Person, any Entity a majority of the capital stock ordinarily entitled to vote for the election of directors of which, or if no such voting stock is outstanding, a majority of the equity interests of which, is owned directly or indirectly, legally or beneficially, by such Person or any other Person controlled by such Person.

         Surviving Corporation shall have the meaning given to it in Section 1.1

         Tax (and "Taxable", which shall mean subject to Tax), shall mean, with respect to the Company, (a) all taxes (domestic or foreign), including without limitation any income (net, gross or other including recapture of any tax items such as investment tax credits), alternative or add-on minimum tax, gross income, gross receipts, gains, sales, use, leasing, lease, user, ad valorem, transfer, recording, franchise, profits, property (real or personal, tangible or intangible), fuel, license, withholding on amounts paid to or by the Company, payroll,
                                      I-57
employment, unemployment, social security, excise, severance, stamp, occupation, premium, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, levies, assessments, charges, penalties, addition to tax or additional amount imposed by any Taxing Authority, (b) any joint or several liability of the Company with any other Person for the payment of any amounts of the type described in (a), and (c) any liability of the Company for the payment of any amounts of the type described in (a) as a result of any express or implied obligation to indemnify any other Person.

         Tax Claim shall mean any Claim which relates to Taxes, including without limitation the representations and warranties set forth in Section 3.11.

         Tax Return or Returns shall mean all returns, consolidated or otherwise (including without limitation information returns), required to be filed with any Authority with respect to Taxes.

         Taxing Authority shall mean any Authority responsible for the imposition of any Tax.

         Termination Date shall mean September 30, 1997 or such other date as the Parties may, from time to time, mutually agree; provided, however, that in the event that any waiting periods or requests under the HSR Act have not expired or been satisfied by September 30, 1997, the Termination Date shall mean December 31, 1997.

         Transactions shall mean the other transactions contemplated by this Agreement or the Merger or by any Collateral Document executed or required to be executed in connection herewith or therewith.

         Transmittal Documents shall have the meaning given to it in Section 2.2(b).



                     [Signatures appear on following page.]

         IN WITNESS WHEREOF, Acquiror, Acquiror Merger Subsidiary and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                        IRON MOUNTAIN INCORPORATED


                        By: /s/ David S. Wendell
                            ---------------------------------------------
                            Name: David S. Wendell
                            Title: President and Chief Operating Officer



                        IM-1 ACQUISITION CORP.


                        By: /s/ John P. Lawrence
                            ---------------------------------------------
                            Name: John P. Lawrence
                            Title: Treasurer


                        SAFESITE RECORDS MANAGEMENT CORPORATION

                        By: /s/ B. Thomas Golisano
                            ---------------------------------------------
                            Name:  B. Thomas Golisano
                            Title:  Chairman

                        By: /s/ James B. Wayman, Jr.
                            ---------------------------------------------
                            Name:  James B. Wayman, Jr.
                            Title:  President

                                                                        ANNEX II


                    AMENDMENT TO ACQUIROR'S RESTATED BY-LAWS

                                   ARTICLE XII

 RESTRICTIONS ON TRANSFER OF CERTAIN SHARES OF CAPITAL STOCK OF THE CORPORATION

         Section 1. Restrictions on Transfer. Any Person who receives any shares of Common Stock of the Corporation (the "Merger Securities") issued pursuant to the Agreement and Plan of Merger, dated as of February 19, 1997, by and among the Corporation, IM-1 Acquisition Corp. and Safesite Records Management Corporation, as amended (the "Merger Agreement"), shall not Transfer (as defined herein), and the Corporation shall not be required to register the Transfer of, the number of shares, rounded upward to the nearest whole share (the "Subject Shares"), of the Merger Securities equal to the product of (1) the quotient obtained by dividing (x) the "Lock-up Value" by (y) the product of (A) the Common Stock Amount and (B) the lesser of the Closing Price and the Determination Price multiplied by (2) the Stock Merger Consideration received by such Person in connection with the Merger, until the first anniversary date of the effective date of the Merger Agreement (the "Effective Time"), except as otherwise allowed by the Board of Directors of the Corporation in its sole discretion. The "Lock-up Value" shall mean one half (1/2) of the sum of (x) the product of the Common Stock Amount and the lesser of the Closing Price and the Determination Price plus (y) the Cash Amount. The "Closing Price" shall mean the closing price per share of Acquiror Stock for the trading day immediately prior to the Effective Time. The closing price for such trading day shall be the last quoted sale price or, if not so quoted, the average of the low bid and high asked prices on the Nasdaq National Market System. Capitalized terms used herein and not otherwise defined shall have the meanings prescribed therefor in the Merger Agreement. The term "Transfer" means any indirect or direct transfer, offer to sell, sale, assignment, grant of an option to acquire, pledge, or other disposition.

         Section 2. Legend on Stock Certificates. The Corporation shall note on the certificates for the Subject Shares of Merger Securities issued upon transfer that the shares represented by such certificates are subject to the restrictions on transfer and registration of transfer imposed in this Article XII.

         Section 3. Termination of Restrictions on Transfers. The provisions of this Article XII shall terminate in their entirety on the first anniversary of the Effective Time.

                                                                       ANNEX III
                             STOCKHOLDERS' AGREEMENT


                  AGREEMENT, dated as of February 19, 1997, among Iron Mountain Incorporated, a Delaware corporation ("Acquiror"), those stockholders of Safesite Records Management Corporation, a Delaware corporation (the "Company") signatory hereto (the "Initial Stockholders"), including, without limitation, B. Thomas Golisano, an individual residing at 911 Panorama Trail South, Rochester, NY 14625 ("Golisano"), and James B. Wayman, Jr., an individual residing at 251 Old Billerica Road, Bedford, MA 01730 ("Wayman"), in his individual capacity and as custodian for Alexander B. Wayman and Catherine Lia Wayman and those other stockholders of the Company which have become party hereto by execution of an instrument in accordance with Section 6.8 hereof (the "Additional Stockholders" and, together with the Initial Stockholders, the "Stockholders").

                              W I T N E S S E T H:

                  WHEREAS, each of the Initial Stockholders is the beneficial and record owner of the shares of Common Stock, $.01 par value per share (the "Company Stock") of the Company, set forth opposite each such Initial Stockholder's name on Schedule A-1;

                  WHEREAS, concurrently with the execution of this Agreement, Acquiror and the Company are entering into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which a wholly owned subsidiary of Acquiror will be merged with and into the Company (the "Merger"), with the Company continuing as the Surviving Corporation; and

                  WHEREAS, in order to induce Acquiror to enter into the Merger Agreement, the Stockholders wish to make certain representations, warranties, covenants and agreements in connection with the Merger.

                  NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:


                                    ARTICLE I

                                   DEFINITIONS

                  1.1 Definitions. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement and the following terms shall have the following meanings:

                  "Additional Stockholders" shall have the meaning set forth in the opening paragraph of this Agreement.


                                      III-1

                  "beneficially own" shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

                  "Equity Securities" shall have the meaning set forth in Rule 405 under the Securities Act.

                  "Golisano" shall have the meaning set forth in the opening paragraph of this Agreement.

                  "Initial Stockholders" shall have the meaning set forth in the opening paragraph of this Agreement.

                  "Intention" shall have the meaning set forth in Section
2.1(f).

                  "Merger Agreement" shall have the meaning set forth in the second recital of this Agreement.

                  "Offer" and "Offer Consideration" shall have the meanings set forth in Section 3.7(a).

                  "Permitted Assignee" shall mean with respect to each Stockholder, (x) such Stockholder's lineal descendants, siblings and lineal descendants of siblings, (y) a trust for the benefit of, the estate of, executors, personal representatives, administrators, guardians or conservators of, any of the individuals referred to in the foregoing clause (x) (but only in their capacity as such) and (z) charitable trusts and charitable foundations formed by such Stockholder.

                  "Proportionate Share" shall mean, as to each Stockholder, a fraction the numerator of which is the Offer Consideration such Stockholder receives pursuant to the Offer and the denominator of which is the Offer Consideration all Stockholders receive pursuant to the Offer.

                  "Related Transaction" shall mean a transaction that is in contemplation of, or related or pursuant to, the Merger or the Merger Agreement.

                  "Restricted Stockholder" shall mean any Stockholder that, individually or together with its Affiliates, beneficially owns, or is a member of a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) that beneficially owns, 5% or more of Acquiror Stock.

                  "Sale" shall have the meaning set forth in Section 2.1(f).

                  "Stockholder Disclosure Letter" shall have the meaning set forth in Section 2.1(a).

                  "Third Party" shall mean a party or parties unaffiliated with either the Company or Acquiror.


                                      III-2

                  "Transfer" shall have the meaning set forth in Section 3.8.

                  "Voting Securities" shall have the meaning set forth in Rule 405 under the Securities Act.

                  "Wayman" shall have the meaning set forth in the opening paragraph of this Agreement.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDERS

                  2.1 Representations and Warranties of the Stockholders. Each Stockholder represents and warrants, severally but not jointly, to Acquiror as follows:

                  (a) Ownership of Company Shares. Except as disclosed in
Section 2.1(a) of the letter from the Stockholders to Acquiror, dated the date hereof or the date such Stockholder becomes party hereto (the "Stockholder Disclosure Letter"), such Stockholder is the beneficial owner of the shares of Company Stock set forth opposite such Stockholder's name on Schedule A-1, free and clear of all Liens and, except for this Agreement and the Merger Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which such Stockholder is a party relating to the pledge, disposition or voting of any shares of the Company Stock that are owned by such Stockholder, and there are no voting trusts or voting agreements with respect to such shares. The shares of Company Stock set forth opposite such Stockholder's name on Schedule A-1 constitute all of the outstanding shares of capital stock of the Company owned beneficially or of record by such Stockholder and such Stockholder does not have any options, warrants or other rights to acquire any additional shares of capital stock of the Company or any security exercisable or exchangeable for, or convertible into, shares of capital stock of the Company other than as set forth on Schedule A-1.

                  (b) Authority to Execute and Perform Agreements. Such Stockholder has the full legal right and power and all authority required to enter into, execute and deliver this Agreement and to perform fully such Stockholder's obligations hereunder. The execution and delivery of this Agreement by such Stockholder have been duly authorized by all requisite organizational action, if any, on the part of such Stockholder. This Agreement has been duly executed and delivered and constitutes the legal, valid and binding obligation of such Stockholder enforceable against such Stockholder in accordance with its terms (subject to the Enforceability Exceptions).

                  (c) No Conflicts; Consents. (i) Except as set forth in Section 2.1(c) of the Stockholder Disclosure Letter, the execution and delivery by such Stockholder of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under (A)

                                      III-3
any contract, agreement or other binding arrangement to which such Stockholder is a party or (B) any judgment, order, writ, injunction or decree of any court, governmental body, administrative agency or arbitrator applicable to such Stockholder.

                  (ii) Except as set forth in Section 2.1(c) of the Stockholder Disclosure Letter, no Governmental Authorizations or Private Authorizations are required to be obtained or made by such Stockholder in connection with the execution and delivery by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby.

                  (d) Information Supplied. None of the information specifically supplied or to be supplied by such Stockholder with respect to such Stockholder for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated thereon or necessary to make the statements therein not misleading and (ii) the proxy statement to be delivered to all stockholders of the Company (the "Proxy Statement") will, at the date the Proxy Statement is first mailed to the Company's Stockholders and at the time of the special meeting of Company Stockholders for the purpose of voting on the Merger Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

                  (e) Investigation. Such Stockholder has had a full opportunity to review and discuss this Agreement, the Escrow Agreement and the Merger Agreement (including, without limitation, with respect to the representations and warranties in the Merger Agreement and the related Disclosure Schedule) and to ask all questions of the Company and its directors and executive officers necessary in order for such Stockholder to make an informed decision to enter into this Agreement.

                  (f) Intent to Transfer Shares. Such Stockholder has, and as of the Closing Date, will have, no present plan or intention (an "Intention") to sell, transfer, exchange, pledge (other than in a pre-existing bona fide margin account) or otherwise dispose of, including a distribution by a partnership to its partners, or a corporation to its shareholders, or any other transaction which results in a reduction of ownership (any of the foregoing, a "Sale") of any of the shares of Acquiror Stock issued to such Stockholder in the Merger, or any securities that may be paid as a dividend otherwise distributed thereon or with respect thereto, or issued or delivered in exchange or substitution therefor or upon exercise of options held by such Stockholder. For purposes of the preceding sentence, shares of Acquiror Stock (or the portion thereof) with respect to which a Sale will occur prior to the Merger shall be considered to be shares of Company Stock that are exchanged for Acquiror Stock in the Merger and then disposed of pursuant to an Intention. A Sale of Acquiror Stock shall be considered to have occurred pursuant to an Intention if, among other things, such Sale occurs in a related transaction. Subject to Section 3.8, each Stockholder (i) reserves the rights at any time after the Closing Date to evaluate his or her investment portfolio, including shares of Acquiror Stock and any other

                                      III-4
securities issued by Acquiror, in light of new, material developments, and to make such investment decision with respect to such securities as such Stockholder and his or her investment advisors, if any, shall deem to be in his or her best interests, and (ii) specifically disavows any undertaking to hold any securities issued by Acquiror for any specific period.

                                   ARTICLE III

                                    COVENANTS

                  3.1 No Disposition or Acquisition of Shares. Each Initial Stockholder agrees that, except as set forth in Section 3.1 of the Stockholder Disclosure Letter, such Initial Stockholder shall not sell, transfer, pledge, hypothecate, encumber or otherwise dispose of (except upon such Stockholder's death), or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, encumbrance or other disposition of, any of the shares of Company Stock set forth opposite his or her name on Schedule A-1; provided, however, that each Initial Stockholder shall have the right to transfer such shares to a Permitted Assignee if such Permitted Assignee becomes a party to this Agreement and agrees to be bound by the terms hereof. Each Initial Stockholder agrees that the certificates representing the shares of Company Stock owned by him shall bear a legend indicating that such shares are subject to this Agreement, which legend may be removed upon termination of this Agreement.

                  3.2 Voting Arrangements. Each of Golisano and Wayman agrees that, except pursuant to this Agreement, he shall not grant any proxies, deposit any shares of Company Stock into a voting trust or enter into any voting agreement with respect to any shares of Company Stock now or hereafter owned, beneficially or of record, by him, other than proxies to vote such shares at any annual or special meeting of Stockholders of the Company on matters unrelated to the matters set forth in Section 4.1 hereof.

                  3.3 Satisfaction of Conditions to the Merger. Each of Golisano and Wayman agrees that each, in his capacity as a Stockholder, shall assist and cooperate with the parties to the Merger Agreement in doing all things necessary, proper or advisable under Applicable Laws as promptly as practicable to consummate and make effective the Merger and the other Transactions and each of them shall not take any action that would or is reasonably likely to result in any of its representations and warranties set forth in this Agreement being untrue as of the date made or in any of the conditions set forth in Article 6 of the Merger Agreement not being satisfied. In addition, (i) Acquiror, Golisano and Wayman agree that they will enter into, or, in the case of Acquiror, cause its nominee to enter into, and, in the case of Golisano and Wayman, cause their Affiliate which owns any Property to enter into, a purchase and sale agreement relating to each Property reasonably satisfactory in form and substance to Acquiror, Golisano and Wayman, for the price of $2,200,000 for the Property located at 5 Fortune Drive, Billerica, Massachusetts, $2,400,000 for the Property located at 96 High Street, Billerica, Massachusetts, and $2,700,000 for the Property located at 520 Metro Park West, Rochester,

                                       III-5

New York, and (ii) Acquiror, Golisano and Wayman agree that they will enter into the Registration Rights Agreement.

                  3.4 No Solicitation. Each Stockholder agrees that he shall not, nor shall he permit any of such Stockholder's Representatives (including, without limitation, any investment banker, attorney or accountant retained by such Stockholder) to, initiate, solicit or facilitate, directly or indirectly, any inquiries or the making of any proposal with respect to an Other Transaction, engage in any discussions or negotiations concerning, or provide to any other person any information or data relating to, such Stockholder for the purposes of, or otherwise cooperate in any way with or assist or participate in, or facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, a proposal to seek or effect an Other Transaction, or agree to or endorse any Other Transaction; provided, however, that nothing contained in this Section shall prohibit any Stockholder, if such Stockholder is a member of Board of Directors of the Company, from making any disclosure, in his or her capacity as a director of the Company, to other Stockholders of the Company that, in the reasonable judgment of the Company's Board of Directors in accordance with, and based upon the written advice of, outside counsel, is required under Applicable Law. Each Stockholder shall promptly advise Acquiror of, and communicate the material terms of, any proposal such Stockholder may receive, or any inquiries such Stockholder receives which may reasonably be expected to lead to such a proposal relating to an Other Transaction, and the identity of the Person making it. Each Stockholder shall further advise Acquiror of the status and changes in the material terms of any such proposal or inquiry (or any amendment to any of them). During the term of this Agreement, each Stockholder agrees that he shall not enter into any agreement oral or written, and whether or not legally binding, with any Person that provides for, or in any way facilitates, an Other Transaction, or affects any other obligation of the other Stockholders under this Agreement.

                  3.5 Standstill. Golisano agrees that, (i) from the date hereof until the Closing Date and (ii) from and after the Closing Date for so long as he shall be a Restricted Stockholder, he shall not, and shall use his best efforts to cause his Affiliates not to, without the prior written consent of the board of directors of Acquiror, (A) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any Equity Securities of Acquiror or any rights or options to acquire such Equity Securities (other than the shares of Acquiror Stock received by him in the Merger), (B) propose to enter into, directly or indirectly, a merger or other business combination involving Acquiror or propose to purchase, directly or indirectly, a material portion of the assets of Acquiror, (C) make, or in any way participate, directly or indirectly, in, any "solicitation" of "proxies" (as such terms are used in Regulation 14A under the Exchange Act) to vote or consent or seek to advise or influence any Person with respect to the voting of, or granting of a consent with respect to, any Voting Securities of Acquiror, (D) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange
Act) for the purpose of acquiring, holding voting or disposing of any Equity Securities of Acquiror, (E) otherwise act, alone or in concert with others, to seek to control or influence in any public manner or public forum the management or policies of Acquiror; provided, however, that the foregoing shall not limit the ability to vote any shares of any Equity Securities

                                       III-6
of Acquiror, (F) disclose any intention, plan or arrangement inconsistent with the foregoing, (G) advise, assist (including by knowingly providing or arranging financing for that purpose) or encourage any other Person in connection with any of the foregoing or (H) take any action which might require Acquiror to make a public announcement regarding the possibility of a transaction between Golisano and Acquiror (including any of their respective Affiliates).

                  3.6      Non-Competition.

                  (a) Except with the prior written consent of Acquiror, for a period of five years from the Closing Date or the date of the closing of the Offer, each of Golisano and Wayman shall not disclose to others or use for his or others' benefit confidential information related to the Company or Acquiror and its Subsidiaries, including the names of customers, the contact persons at customers, pricing, the software programs utilized by the Company or Acquiror and its Subsidiaries in the operation of its business and all other information material to the operation, management, marketing or financing of the Company, Acquiror and its Subsidiaries which is not known or generally available to the public or competitors in the records management or records storage industries.

The confidentiality obligations of this Section shall not apply to information:

                  (i) which is required to be disclosed by judicial or administrative process or order, or by other requirements of law;

                  (ii) which is or becomes generally available to the public other than as a result of a breach of this Section;

                  (iii) which is received from a third party who obtained such information other than under an obligation of confidentiality; or

                  (iv) which Acquiror discloses on a nonconfidential basis or otherwise makes available to the general public or the trade.

                  (b) Each of the Golisano and Wayman agrees that he shall not, for a period of five years from the Closing Date or from the date of the closing of the Offer, directly or indirectly own, manage, engage in, participate in, provide advice to, be employed by or have a financial interest in, any enterprise which provides records management or records storage services to business facilities located in any jurisdiction in which Acquiror or the Company operates.

         This Section 3.6(b) shall not prohibit either Golisano or Wayman from acquiring up to five percent (5%) of any class of securities registered pursuant to the Exchange Act of any corporation which may engage in the records management storage service business in direct competition with the business of Acquiror within the geographical areas set forth in this Section 3.6.

                                      III-7

                  (c) Each of Golisano and Wayman acknowledges that it has carefully read all the terms herein stated and agrees that the same are necessary for the reasonable and proper protection of the value of the Company; and that each and every covenant is reasonable with respect to such matter, length of time, and the geographical areas described; and that irrespective of all other conditions, the covenants and restrictions hereinabove provided shall be operative during the full period and throughout the geographical area described. In the event any court finds any such restraint or limitation to be unreasonable, then it is the intent of the parties that such court should determine the maximum restraint or limitation which is reasonable and enforcement will be of that restraint or limitation.

                  (d) Each of Golisano and Wayman acknowledges that confidential information in his possession related to the Company has particular value, the loss of confidentiality of which by communication to unauthorized persons cannot be reasonably or adequately compensated for by damages alone. Moreover, each of Golisano and Wayman agrees that any breach of paragraphs (a) and (b) of this
Section 3.6 would give rise to damages which would be difficult to calculate. Therefore, the parties hereby agree that in the event of a breach of any of the terms and conditions of this Section 3.6, Acquiror shall be entitled to equitable relief by way of an injunction. This Section 3.6 shall not be construed as a limitation upon Acquiror's remedies for such breach.

                  (e) The restrictions contained in this Section 3.6 shall be broadly construed by any court having jurisdiction of the matter in order to protect Acquiror to the maximum degree possible.

                  3.7      Tender Offer; Commitment to Sell.

                  (a) If Acquiror terminates the Merger Agreement pursuant to
Section 7.1(d) thereof (other than a termination by Acquiror pursuant to Section 7.1(d)(ii)(B)(II) unless the reason for the failure to consummate the Merger prior to the Termination Date is due to any breach by the Company of its covenants therein or the failure of the representations and warranties of the Company to be true and correct in all material respects), it shall have the right, but not the obligation, to commence an offer (the "Offer") to purchase all of the outstanding Shares at a per share purchase price (the "Offer Consideration") equal to the Merger Consideration (assuming for such purposes that the commencement of the Offer would constitute a Change of Control under the Option Plans and, as a consequence thereof, there would be an acceleration of the Option Securities as of the date of commencement of the Offer, as set forth in Section 3.13(b) of the Disclosure Schedule). Shares tendered in the Offer shall be free and clear of all Liens. The Offer shall comply in all material respects with Applicable Law.

                  (b) Each of Golisano and Wayman hereby agrees that they will irrevocably tender their shares of Company Stock identified on Schedule A-1 hereto in any such Offer commenced by Acquiror and, in connection therewith, transfer to Acquiror all of the right, title and interest of each of Golisano and Wayman in and to such shares, free and clear of all Liens.


                                       III-8

                  (c) All of the representations, warranties and covenants made by the Company in the Merger Agreement shall be deemed made in connection with the Offer by each Stockholder who tenders shares in the Offer, which representations, warranties and covenants shall survive for a period of one year after the closing of the Offer. Any claim for indemnification in respect of breaches of such representations, warranties and covenants shall be conducted in accordance with the provisions of Article 8 of the Merger Agreement and Article 5 of this Agreement (except that there will be no Escrow Indemnity Fund).

                  (d) The closing of the Offer shall take place in accordance with the instructions set forth in the Offer. At such closing, (A) Acquiror shall make payment of the Offer Consideration to each Stockholder who tenders their shares in the Offer in shares of Acquiror Stock, which shares shall be duly authorized, validly issued, fully paid and nonassessable, and the cash portion of the Exchange Merger Consideration and cash in lieu of fractional shares, (B) each of Golisano and Wayman shall deliver to Buyer evidence reasonably satisfactory to Buyer and its counsel that all necessary authorizations, consents, orders, waivers and approvals have been obtained to vest in Buyer all of the right, title and interest of the Shares being transferred to Buyer by them, and (C) each Stockholder who tenders Shares in the Offer shall deliver to Acquiror the Certificates representing such Shares duly endorsed for transfer to Acquiror or with stock powers duly executed by such Stockholder and otherwise in a form and at the time which complies with the terms of the Offer.

                  (e) It is the understanding of Acquiror, and each of Golisano and Wayman hereby represents, that, in the event of an acquisition of shares of Acquiror Stock in the Offer, each of Golisano and/or Wayman will be acquiring the shares of Acquiror Stock to be acquired by him through the Offer for his own account for investment with no intention of presently distributing or reselling the same, subject, nevertheless, to his right to dispose of such Shares, or any part of any thereof held by him, if at some future time in his sole discretion he deems it advisable so to do. Each of Golisano and Wayman hereby agrees that he will not sell, transfer or otherwise dispose of any such shares of Acquiror Stock in violation of the Securities Act, and that such shares of Acquiror Stock may contain a legend, reasonably satisfactory to Acquiror, referring to the provisions of this Section. Each of Golisano and Wayman understands that the Company is not and will not be required to file a registration statement under the Securities Act in connection with any sale, transfer or other disposition of shares of Acquiror Stock which may be acquired by either Golisano or Wayman pursuant to the Offer.

                  (f) The undertakings in this Section 3.7 shall terminate upon the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with Section 7.1 thereof (other than a termination which results in Acquiror having the right to make the Offer in accordance with this
Section 3.7) or (iii) six months after a termination which results in Acquiror having the right to make the Offer in accordance with this Section 3.7 (provided that on or before thirty days after such termination Acquiror shall have provided notice to Golisano of its intention to commence the Offer).


                                      III-9

                  3.8 Post-Closing Transfer Restrictions. In the event the Merger is consummated as an Alternative Transaction, each of the Stockholders agrees that, from and after the Closing Date until the one-year anniversary thereof, such Stockholder shall not sell, transfer, pledge, encumber or otherwise dispose of, including through any "short sale" or derivative transactions (collectively "Transfer"), any shares of Acquiror Stock received by such Stockholder as a result of the Merger if, after giving effect to such Transfer, the aggregate number of shares of Acquiror Stock received in the Merger by all Stockholders and not Transferred would be less than a number of shares of Acquiror Stock having a value, as of the date of the Merger, of less than fifty percent (50%) of the value of all of the formerly outstanding Company Stock as of the same date. For purposes of the preceding computation, shares of Company Stock surrendered by dissenters or exchanged for cash in lieu of fractional shares of Acquiror Stock will be treated as outstanding Company Stock on the date of the Merger that has subsequently been Transferred, and all shares of Company Stock and all shares of Acquiror Stock held by the Stockholders and Transferred prior or subsequent to the Merger will be included in the computation.

                  3.9      [Intentionally Omitted.]








                                   ARTICLE IV

                               PROXY; CONVERSION;
                           ELECTIONS; WAIVER OF RIGHTS

                  4.1 Proxy. Each of Golisano and Wayman hereby agrees that, at any meeting of the stockholders of the Company, however called, and at every adjournment thereof, and in any action by written consent of the stockholders of the Company, to (a) vote all of the shares of Company Stock then owned, beneficially or of record, by him in favor of the adoption of the Merger Agreement as in effect on the date hereof (as such agreement may be amended (1) as contemplated by Section 7.3 of the Merger Agreement or (2) with the consent of such Stockholder) and each of the other transactions contemplated thereby and any action required in furtherance thereof, (b) vote such shares against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, and (c) vote such shares against any Other Transaction or any other action or agreement that, directly or indirectly, is inconsistent with or that would, or is reasonably likely to, directly or indirectly, impede, interfere with or attempt to discourage the Merger or any other transaction contemplated by the Merger Agreement, including, but not limited to (i) any extraordinary corporate transaction (other than

                                      III-10
the Merger on the terms set forth in the Merger Agreement), such as a merger, consolidation, business combination, reorganization recapitalization or liquidation involving the Company, (ii) a sale or transfer of a material amount of assets of the Company, or (iii) any material change in the Company's corporate structure or business; provided, however, that, if either Golisano or Wayman is a member of the Board of Directors of the Company, nothing herein shall be construed to obligate such Stockholder or representative to act in his capacity as a director in any manner which may conflict with such Person's fiduciary duties as a director of the Company.

                  In furtherance of the foregoing, (i) each of Golisano and Wayman hereby appoints Acquiror and the proper officers of Acquiror, and each of them, with full power of substitution in the premises, its proxies to vote all his shares of Company Capital Stock at any meeting, general or special, of the Stockholders of the Company, and to execute one or more written consents or other instruments from time to time in order to take such action without the necessity of a meeting of the Stockholders of the Company, in accordance with the provisions of the preceding paragraph and (ii) Acquiror hereby agrees to vote such shares or execute written consents or other instruments in accordance with the provisions of the preceding paragraph.

                  The proxy and power of attorney granted herein shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest and shall revoke all prior proxies granted by such Golisano and Wayman. Each of Golisano and Wayman shall not grant any proxy to any person which conflicts with the proxy granted herein, and any attempt to do so shall be void. The power of attorney granted herein is a durable power of attorney and shall survive the disability or incompetence of such Stockholder.

                  4.2 Appraisal Rights. Each of Golisano and Wayman hereby waives his rights to appraisal under Section 262 of the DGCL with respect to any shares of Company Stock owned by him in connection with the transactions contemplated by the Merger Agreement. Each of Golisano and Wayman hereby agrees that he will not in any way attempt to influence, encourage or persuade any Person who beneficially owns any Company Stock to exercise any rights to appraisal such Person may have pursuant to Section 262 of the DGCL in connection with said transactions.

                  4.3 Waiver of Certain Rights. Each Initial Stockholder hereby waives and agrees not to assert any claims or rights it may have against any officer or director of the Company relating to or arising out of actions or omissions occurring at or prior to the Effective Time or the closing of the Offer, as the case may be, including, without limitation, in respect of approval or adoption of the Merger Agreement or the consummation of the Merger or the other transactions contemplated thereby.






                                      III-11

                                    ARTICLE V

                                 INDEMNIFICATION

                  5.1 Indemnification in the Event of the Offer. Each Stockholder agrees that the indemnification provisions set forth in Article 8 of the Merger Agreement shall be applicable in the event Acquiror consummates the Offer pursuant to Section 3.7 hereof; provided, however, that only Stockholders who tender Shares in the Offer shall be responsible for such indemnification and each such Stockholder shall only be responsible for such Stockholder's Proportionate Share of any claim. In addition, (i) the Escrow Indemnity Period shall terminate on the first anniversary of the closing of the Offer and the Closing Date shall be deemed to be the closing of the Offer, (ii) the amount of Acquiror Stock received by each Stockholder who tenders Shares in the Offer shall be adjusted to reflect the escrow to be established, and (iii) each Stockholder will agree to execute the Escrow Agreement with such changes therein, if any, as are necessary to reflect the differences between the Merger and the Offer.

                  5.2 Exclusive Remedy. Except as otherwise provided in Article 8 and Section 9.8 of the Merger Agreement, the indemnification provided in this Article shall be the sole and exclusive post-Closing remedy available to Acquiror against the Stockholders for any Claim under this Agreement.

                                   ARTICLE VI

                                  MISCELLANEOUS

                  6.1 Termination. This Agreement shall terminate upon the earlier to occur of (i) the mutual consent of Acquiror and all of the Stockholders, (ii) one year after the termination of the Merger Agreement prior to the consummation of the Merger and (iii) the tenth anniversary of the Closing Date.

                  6.2 Amendment. This Agreement may be amended only by a written instrument executed by the parties or their respective successors or assigns.

                  6.3 Notices. Notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given if signed by the respective persons giving them (in the case of any corporation the signature shall be by an officer thereof) and delivered by hand, deposited in the United States mail (registered or certified, return receipt requested), properly addressed and postage prepaid, or delivered by telecopy:






                                      III-12

                  If to Acquiror, to:

                  Iron Mountain Incorporated
                  745 Atlantic Avenue, 10th Floor
                  Boston, Massachusetts 02111
                  Telephone:        (617) 357-4455
                  Telecopy:         (617) 350-7881
                  Attention:        Chairman of the Board

                  with a copy to:

                  Sullivan & Worcester LLP
                  One Post Office Square
                  Boston, Massachusetts 02109
                  Telephone:        (617) 338-2800
                  Telecopy:         (617) 338-2880
                  Attention:        William J. Curry, Esq.

                  If to the Stockholders, to:

                  c/o B. Thomas Golisano
                  911 Panorama Trail South
                  Rochester, NY 14625
                  Telephone:        (716) 385-6666
                  Telecopy:         (716) 383-3428

                  with a copy to:

                  Woods, Oviatt, Gilman, Sturman & Clarke LLP
                  44 Exchange Street
                  Rochester, NY 14614
                  Telephone:  (716) 987-2821
                  Telecopy:   (716) 454-3968
                  Attention:  Harry P. Messina, Jr., Esq.

                  6.4 Counterparts. This Agreement may be executed in one or more counterparts and each counterpart shall be deemed to be an original, but all of which shall constitute one and the same original.

                  6.5 Applicable Law. This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware without reference to choice of law principles, including all matters of construction, validity and performance.


                                      III-13

                  6.6 Severability; Enforcement. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction. In furtherance of the foregoing, if any court construes any of the provisions of Section 3.6, or any part thereof, to be unreasonable because of the duration of such provision or the geographic scope thereof, such court shall have the power to reduce the duration or restrict the geographic scope of such provision and to enforce such provision as so reduced or restricted.

                  6.7 Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

                  6.8 Additional Stockholders; Parties in Interest; Assignment. The parties hereto agree that, from time to time, any and all Additional Stockholders of the Company may be added as parties hereto by (i) approving a resolution or taking such other action at the Special Meeting as Acquiror and the Company may agree upon or (ii) executing a counterpart of this Agreement or an agreement by which such stockholder agrees to join and to be bound hereby, and without in either case further action by any party hereto or thereto. Neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Notwithstanding the foregoing, for the purposes of Sections 3.5 and 3.6, the term Acquiror shall include any Entity controlling, controlled by or under common control with Acquiror, any successor, by operation of law or otherwise of Acquiror, or any entity controlling, controlled by or under common control with Acquiror, and any assignee of Acquiror.

                  6.9 Entire Agreement. This Agreement and the Merger Agreement and the Collateral Documents contain the entire understanding of the parties hereto and thereto with respect to the subject matter contained herein and therein, and supersede and cancel all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter. There are no restrictions, promises, representations, warranties, agreements or undertakings of any party hereto or to the Merger Agreement or any of the Collateral Documents with respect to the transactions contemplated by this Agreement and the Merger Agreement and the Collateral Documents other than those set forth herein or therein or made hereunder or thereunder.

                  6.10 Specific Performance. The parties hereto agree that the remedy at law for any breach of this Agreement will be inadequate and that any party by whom this Agreement is enforceable shall be entitled to specific performance in addition to any other appropriate relief or remedy. Such party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper

                                      III-14
in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief.

                  6.11 Headings; References. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All references herein to "Sections" or "Exhibits" shall be deemed to be references to Articles or Sections hereof or Exhibits hereto unless otherwise indicated.


                     [Signatures appear on following page.]

                                     III-15

                  IN WITNESS WHEREOF, each of the parties hereto had caused this Agreement to be duly executed and delivered as of the day and year first above written.

                             IRON MOUNTAIN INCORPORATED


                             By: /s/ David S. Wendell
                             ----------------------------------------------
                                 Name: David S. Wendell
                                 Title: President and Chief Operating Officer

                             /s/ B. Thomas Golisano
                             ----------------------------------------------
                             B. Thomas Golisano

                             /s/ James B. Wayman, Jr.
                             ----------------------------------------------
                             James B. Wayman, in his individual
                             capacity and as custodian for
                             Alexander B. Wayman and Catherine
                             Lia Wayman



                      [Additional signature pages follow.]


                                     III-16

                      -----------------------------------------------
                      Roselee Wayman

                      -----------------------------------------------
                      John Glynn

                       /s/ Harvey H. Bundy III
                      ----------------------------------------------
                      Harvey H. Bundy III, in his capacities as Trustee for each of the Clark H. Bundy 1992 Trust, Elizabeth Lowell Bundy 1996 Trust, H. Hollister Bundy III 1990 Trust and Harvey
                      H. Bundy III 1992 Trust

                       /s/ Blakely F. Bundy
                      ----------------------------------------------
                      Blakely F. Bundy , in her capacities as Trustee for the Blakely F. Bundy 1992 Trust and as Custodian for Reed F. Bundy

                       /s/ David F. Bellet
                      ----------------------------------------------
                      David F. Bellet

                       /s/ Hugh J. Rundle
                      ----------------------------------------------
                      Hugh J. Rundle

                      -----------------------------------------------
                      Paul R. Altavena

                       /s/ Charles T. Graham
                      ----------------------------------------------
                      Charles T. Graham

                                      III-17

                                                                        ANNEX IV

                            FORM OF ESCROW AGREEMENT



         This ESCROW AGREEMENT (this "Agreement") is entered into as of the _____ day of ________, 1997, by and among Iron Mountain Incorporated, a Delaware corporation ("Acquiror"), Safesite Records Management Corporation, a Delaware corporation (the "Company"), James B. Wayman, Jr., an individual residing at 251 Old Billerica Road, Bedford, MA 01730 (in his capacity as agent for the Stockholders, the "Agent"), as agent for the stockholders of the Company (the "Stockholders"), and State Street Bank and Trust Company, as Escrow Agent (the "Escrow Agent").


                              W I T N E S S E T H :


         WHEREAS, Acquiror and the Company entered into that certain Agreement and Plan of Merger dated as of February 19, 1997, as amended (the "Merger Agreement"), an executed copy of which has been provided to the Escrow Agent, pursuant to which the Company will merge with and into a wholly owned subsidiary of Acquiror (the "Merger"), and pursuant to which ____________ shares of Common Stock, par value $.01 per share of Acquiror ("Acquiror Stock") were withheld from the consideration payable to the Stockholders and were allocated to indemnify Acquiror for certain matters relating to the Merger Agreement, all as is more fully set forth in the Merger Agreement;


         WHEREAS, this Agreement is being entered into pursuant to Article 8 of the Merger Agreement; and


         WHEREAS, in accordance with and pursuant to Article 8 of the Merger Agreement, the Agent has been appointed as agent and attorney-in-fact, with full power of substitution, to take all actions called for by Article 8 of the Merger Agreement, including, without limitation, the execution of this Agreement;


         NOW, THEREFORE, in consideration of the foregoing premises and the agreements set forth below, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                    ARTICLE 1

                             ESCROW INDEMNITY FUNDS


         1.1 Delivery. Upon consummation of the Merger, Acquiror will deliver to the Escrow Agent a certificate registered in the name of James B. Wayman, Jr., as Agent, representing ___________ shares of Acquiror Stock (the "Escrow Indemnity Funds"). The shares of Acquiror Stock represented by the Escrow Indemnity Funds shall not be subject to the restrictions set forth in Article XII of Acquiror's By-Laws.


         1.2 Receipt. The Escrow Agent agrees to hold and disburse the Escrow Indemnity Funds (together with interest earned thereon) solely in accordance with the terms and conditions of this Agreement, pursuant to the written direction of Acquiror, and for the uses and purposes stated herein. The Escrow Agent shall, upon receipt of the Escrow Indemnity Funds, issue written acknowledgment to Acquiror and the Agent of receipt thereof.


         1.3 Rights of Stockholders.

                  (a) In the case any distribution of capital or stock dividend shall be made on or in respect of Acquiror Stock, or any money or property shall be distributed with respect to Acquiror Stock, pursuant to a recapitalization or reclassification of the capital of Acquiror, or pursuant to a reorganization or liquidation or dissolution of Acquiror, any such money or property to be distributed with respect to the Escrow Indemnity Funds shall be delivered to the Escrow Agent to be held by it as part of the Escrow Indemnity Funds. Acquiror shall forthwith deliver to the Escrow Agent an additional certificate registered in the name of James B. Wayman, Jr., as Agent, representing any such additional Acquiror Stock or such money and the Escrow Agent shall hold such additional Acquiror Stock or money pursuant to the terms of this Agreement.

                  (b) Each Stockholder shall be entitled to receive all ordinary cash dividends paid in respect of his or her Proportionate Share (as defined below) of Acquiror Stock that would otherwise be registered in his or her name but for such shares being a part of the Escrow Indemnity Funds and to vote and to give consents, waivers and ratifications in respect of his or her Proportionate Share of Acquiror Stock which is part of the Escrow Indemnity Funds. The Agent shall pay over to each Stockholder, forthwith upon receipt, his or her Proportionate Share of all ordinary cash dividends paid on the Escrow Indemnity Funds, and, at the cost of Acquiror, shall execute and deliver to each Stockholder such proxies or other documents in writing as may be necessary to enable each Stockholder to exercise the foregoing rights. In connection with any vote or consent by the Stockholders with respect to shares of Acquiror Stock which are part of the Escrow Indemnity Funds, the Agent shall vote the shares of Acquiror Stock forming part of the Escrow Indemnity Funds in accordance with the directions of the Stockholders to the Agent. In order to take such vote, the Agent shall tabulate the votes it receives from the Stockholders and inform Acquiror in writing of the aggregate percent of all votes received for, against and in abstention with respect to each matter voted upon. Acquiror shall then convert such percent to a number based on the then-existing Escrow Indemnity Funds, rounded in each case down to the nearest whole number. The term "Proportionate Share", as to each Stockholder, shall mean such Stockholder's proportionate share of the total number of shares of Aquiror Stock to be issued in connection with the Merger.

                                    ARTICLE 2

              PROCEDURES FOR DISBURSEMENT OF ESCROW INDEMNITY FUNDS

       2.1 Purpose. The Escrow Indemnity Funds shall be held by the Escrow Agent to secure the indemnification obligations to Acquiror under the Merger Agreement and shall be held and released in accordance with the provisions of this Agreement. The Escrow Agent agrees to hold, disburse and invest the Escrow Indemnity Funds solely in accordance with the terms and conditions of this Agreement and for the uses and purposes stated herein.

         2.2      Disbursement.


                  (a) If at any time after the Closing Date and prior to the termination of this Agreement, the Escrow Agent receives written instructions in accordance with the terms of Section 2.4 hereof from Acquiror to make a payment to Acquiror, then the Escrow Agent shall make payments out of the Escrow Indemnity Funds to Acquiror, in accordance with such instructions and with
Section 2.4, unless the Escrow Indemnity Funds shall be insufficient to comply with such instructions, in which case the Escrow Agent shall pay the entire Escrow Indemnity Funds to Acquiror and shall advise Acquiror and the Agent in writing of the amount of such payment. The number of shares of the Escrow Indemnity Funds to be delivered to Acquiror in connection with each payment hereunder shall be calculated by Acquiror and shall be equal to the quotient obtained by dividing (i) the Claimed Amount (as defined in Section 2.4) by (ii) the average closing price per share of Acquiror Stock for the period of 20 trading days ending three trading days prior to the date of such payment (the "Market Price"). The closing price for each such trading day shall be the last quoted sale price or, if not so quoted, the average of the low bid and high asked prices on the Nasdaq National Market System.

                  (b) The Escrow Agent may make any payments out of the Escrow Indemnity Funds that may at the time be permitted to be made under the provisions of Section 2.4 below, and shall make all such payments that at the time are required to be made under such provisions or are jointly requested in writing by Acquiror and the Agent. Any payment which would result in the disbursement of a fractional share of Acquiror Stock shall be rounded to the nearest whole share. In the event that any payment is made pursuant to this Agreement, Acquiror shall deliver to the Escrow Agent a new certificate registered in the name of James B. Wayman, Jr., as Agent, representing the Escrow Indemnity Funds less such shares disbursed in the payment and all previous payments.

                  (c) In the event there are no Unresolved Claims (as hereinafter defined), on the date which is ten (10) days after the expiration of the Escrow Indemnity Period, or the next business day if such date is not a business day, Acquiror shall deliver or cause to be delivered to the Escrow Agent cash in lieu of fractional shares calculated in accordance with the second to last sentence of this paragraph (c) and separate certificates registered in each Stockholder's name (or, in the event of a transfer of ownership of Acquiror Stock which is not registered in the transfer records of the Company, in the name of a transferee who has presented documents reasonably required to evidence and effect such transfer and evidence that any applicable stock transfer taxes have been paid), representing such Stockholder's Proportionate Share of the

Escrow Indemnity Funds, less such Stockholder's Proportionate Share of all portions thereof, if any,

                  (i) paid to Acquiror pursuant to subparagraphs (a) and (b) above, and

                  (ii) which are the subject of Unresolved Claims (as hereinafter defined).

The Escrow Agent shall retain the portion of the Escrow Indemnity Funds which relates to all Unresolved Claims until resolution of such Unresolved Claims in accordance with the terms hereof. In the event one or more Unresolved Claims with respect to the Escrow Indemnity Funds, if any, shall exist upon the expiration of the Escrow Indemnity Period, shares of Acquiror Stock with a Market Price measured as of the date of such expiration (such number to be determined by Acquiror) equal to the sum of (i) the aggregate amount of such Unresolved Claims and (ii) the amount reasonably estimated by Acquiror to cover the fees, expense and other costs (including reasonable counsel fees and expenses) which will be required to resolve such Unresolved Claims shall be retained as part of the Escrow Indemnity Funds and the balance thereof, if any, shall be distributed to the Stockholders entitled thereto. Upon the resolution of all such Unresolved Claims and the payment of all such fees, expenses and costs out of the Escrow Indemnity Funds, the balance of the Acquiror Stock, if any, shall be distributed to the Stockholders entitled thereto in accordance with the terms hereof. In lieu of issuing fractional shares pursuant to this paragraph (c), each Stockholder shall receive the highest whole number of shares of Acquiror Stock to which he or she is entitled plus cash equal to the fraction of a share of Acquiror Stock to which the Stockholder would otherwise be entitled multiplied by the Market Price of the Acquiror Stock determined by Acquiror as of the date three days prior to the distribution of such shares. Promptly after such receipt, the Escrow Agent will deliver such certificates together with any cash in lieu of fractional shares to each respective Stockholder (or transferee) at the addresses to be supplied by Acquiror in accordance with Acquiror's written instructions. Acquiror shall make all calculations relating to shares of Acquiror Stock or cash in lieu of fractional shares, and the Escrow Agent shall not be responsible for determining the accuracy of any such calculation.


         2.3 Unresolved Claims. The term "Unresolved Claims" shall mean any claim or request made pursuant to the Merger Agreement against the Escrow Indemnity Funds in accordance with the Merger Agreement and Section 2.4 below, until such time as such claim or request has been paid in full or otherwise fully settled, compromised or adjusted by Acquiror, the Agent and the Escrow Agent or by a final order of a court of competent jurisdiction resolving such claim, from which no appeal is or can be taken.


         2.4 Notice of Request; Dispute Notice. If at any time during the term of this Agreement, Acquiror believes that it is entitled to any portion of the Escrow Indemnity Funds, then Acquiror shall furnish to the Escrow Agent (with a simultaneous copy to the Agent), a notice (the "Indemnity Notice of Request") setting forth the cash amount (the "Claimed Amount") to which Acquiror believes it is entitled and the reasons for such belief. If the Escrow Agent does not receive, within fifteen (15) business days after receipt of the Indemnity Notice of Request, a notice from the Agent (the "Indemnity Dispute Notice") with a simultaneous copy to Acquiror that a dispute (the "Indemnity Dispute") exists relating to Acquiror's right to that portion of the Escrow Indemnity Funds claimed in the Indemnity Notice of Request, the Escrow Agent shall, immediately after such fifteen business day period, release to Acquiror the certificate then held by the Escrow Agent pursuant to the terms of this Agreement in exchange for a new certificate registered in the name of James B. Wayman, Jr., as Agent, representing a number of shares of Acquiror Stock equal to the quotient obtained by dividing (a) the difference between, if positive, the Market Price of the shares of Acquiror Stock represented by the certificate being released calculated as of the date three trading days prior to such exchange and the Claimed Amount by (b) such Market Price, and the Escrow Agent shall hold such replacement certificate for Acquiror Stock or money pursuant to the terms of this Agreement.


         In the event the Escrow Agent receives an Indemnity Dispute Notice that an Indemnity Dispute exists, the Escrow Agent shall retain custody of that portion of the Escrow Indemnity Funds which relates to the Unresolved Claim until the first to occur of the following events:

                  (a) Receipt by the Escrow Agent of a notice ("Indemnity Settlement Notice") signed by Acquiror and the Agent that the Indemnity Dispute has been resolved, said notice to contain instructions to Escrow Agent regarding delivery of that portion of the Escrow Indemnity Funds which relates to the Unresolved Claim; or

                  (b) Receipt by Escrow Agent of a final order of a court of competent jurisdiction (the "Indemnity Award") resolving the Indemnity Dispute and directing the disposition of that portion of the Escrow Indemnity Funds;

after which Escrow Agent shall promptly pay that portion of the Escrow Indemnity Funds which relates to the Indemnity Unresolved Claim in accordance with the Indemnity Settlement Notice or the Indemnity Award.


         2.5 Maximum Distributions. Notwithstanding anything in this Agreement to the contrary, in no event shall Acquiror be entitled to received shares of Acquiror Stock having an aggregate value of greater than $3,000,000 (calculated, in each case, based on the shares of Acquiror Stock being disbursed multiplied by the Market Price employed in connection with such disbursement). At such time as the aggregate amount paid to Acquiror (calculated in accordance with the foregoing sentence) equals $3,000,000, any remaining Escrow Indemnity Funds shall be disbursed to the Stockholders and this Agreement shall terminate, all in accordance with the other provisions of this Agreement.


                                    ARTICLE 3

                                  ESCROW AGENT

         3.1 Appointment. Acquiror, the Company and the Agent hereby appoint the Escrow Agent to serve hereunder and the Escrow Agent hereby accepts such appointment and agrees to perform all duties which are expressly set forth in this Agreement.


         3.2 Compensation. The Escrow Agent shall be entitled to compensation for legal fees incurred in connection with the preparation of this Agreement and for its services hereunder in accordance with the attached fee schedule, which may be subject to change hereafter on an annual basis, upon notice to Acquiror and the Agent. Compensation of the Escrow Agent and all reasonable expenses of the Escrow Agent (including all reasonable attorneys' fees of those attorneys not regularly in its employ) in connection with the performance of its services hereunder shall be borne one half by Acquiror and one half by the Agent. The Escrow Agent shall be entitled to reimbursement on demand for all reasonable out-of-pocket expenses incurred in connection with the administration of this Agreement or the escrow created hereby which are in excess of its compensation for normal services hereunder, including without limitation, payment of any reasonable legal fees and expenses reasonably incurred by the Escrow Agent in connection with the resolution of any claim in any party hereunder.

         3.3 Indemnification. Notwithstanding anything to the contrary in the foregoing, Acquiror and the Agent will at their joint and several expense hold the Escrow Agent, its directors, officers and employees harmless and indemnify the Escrow Agent in connection with any and all third party claims, losses, judgments or costs, regardless of their nature, arising out of or because of this Agreement, except such as may arise because of the Escrow Agent's gross negligence or willful misconduct or breach of this Agreement (including, without limitation, Article 2 hereof). Any such expense in the preceding sentence as between Acquiror and the Agent shall be borne jointly and severally by Acquiror and the Agent. Acquiror and the Agent also exonerate said Escrow Agent from any liability in connection with this Agreement or with the administration of its duties hereunder, including but not limited to reasonable legal fees and other reasonable costs and expenses of defending or preparing to defend against any claim or liability except such as may arise because of the Escrow Agent's gross negligence or willful misconduct in performing its specified duties hereunder or breach of this Agreement (including, without limitation, Article 2 hereof). Nothing in this Section 3.3 shall constitute a waiver of any claim which Acquiror and the Agent may have against the other for contribution arising from their joint obligations to hold the Escrow Agent harmless hereunder. Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action. The Escrow Agent shall not be obligated to take any legal or other action hereunder which might in its judgment involve any expense or liability unless it shall have been furnished with acceptable indemnification.


         3.4 Resignation; Removal. The Escrow Agent may resign at any time upon giving the parties hereto 30 days' prior written notice. Acquiror and the Agent may also, at any time, mutually agree in a writing signed by Acquiror and the Agent to remove the Escrow Agent upon 30 days' prior written notice. In either event, the successor Escrow Agent shall be such person, firm or corporation as shall be mutually selected by Acquiror and the Agent. It is understood and agreed that such resignation or removal shall not be effective until a successor agrees to act hereunder by signing a copy hereof; provided, however, if no successor is appointed and acting hereunder within thirty (30) days after such notice is given, the Escrow Agent may pay and deliver the Escrow Indemnity Funds into a court of competent jurisdiction.

                                    ARTICLE 4

                           LIABILITIES OF ESCROW AGENT

         4.1      Limitations.

                  (a) The Escrow Agent shall be liable only to accept, hold and deliver the Escrow Indemnity Funds in accordance with the provisions of this Agreement and any amendments hereto or other written instructions executed by Acquiror and the Agent; provided, however, that the Escrow Agent shall not incur any liability with respect to (a) any action taken or omitted in good faith and with due care upon the reasonable advice of its counsel, including in-house counsel, given with respect to any questions relating to the duties and responsibilities of the Escrow Agent under this Agreement, or (b) any action taken or omitted in reliance upon any instrument which the Escrow Agent shall in good faith and with due care believe to be genuine (including the execution of such instrument, the identity or authority of any person executing such instrument, its validity and effectiveness, and the truth and accuracy of any information contained therein), to have been signed by a proper person or persons and to conform to the provisions of this Agreement.


                  (b) The Escrow Agent does not have any interest in the Escrow Indemnity Funds deposited hereunder but is serving as escrow holder only and having only possession thereof. The Agent, on behalf of the Stockholders, covenants and agrees that he will pay or reimburse the Escrow Agent upon request for any transfer taxes, to the extent that any exist, relating to the Escrow Indemnity Funds incurred in connection herewith. Any payments or income from the Escrow Indemnity Funds shall be subject to withholding regulations then in force with respect to United States taxes. The Agent, on behalf of the Stockholders, agrees to assume any and all obligations imposed now or hereafter by any applicable tax law with respect to the payment of Escrow Indemnity Funds under this Agreement to the Stockholders, and to indemnify and hold the Escrow Agent harmless from and against any taxes, additions for late payment, interest, penalties and other expenses, that may be assessed against the Escrow Agent in any such payment or other activities under this Agreement. Acquiror and the Agent undertake to instruct the Escrow Agent in writing with respect to the Escrow Agent's responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting in connection with its acting as Escrow Agent under this Agreement. The Agent agrees to hold the Escrow Agent harmless and the Agent agrees to indemnify the Escrow Agent for any liability on account of taxes, assessments or other governmental charges, including without limitation the withholding or deduction or the failure to withhold or deduct the same, and any liability for failure to obtain proper certifications or to properly report to governmental authorities, to which the Escrow Agent may be or become subject in connection with any payment to the Stockholders under this Agreement, including costs and expenses (including reasonable legal fees and expenses), interest and penalties. The parties hereto agree that, for tax reporting purposes, all interest or other income earned in the Escrow Indemnity Funds shall be allocable to the Stockholders.


         Acquiror agrees to assume any and all obligations imposed now or hereafter by any applicable tax law with respect to the payment of Escrow Indemnity Funds under this Agreement to Acquiror, and to indemnify and hold the Escrow Agent harmless from and against any taxes, additions for late payment, interest, penalties and other expenses, that may be assessed against the Escrow Agent in any such payment or other activities under this Agreement. Acquiror agrees to hold the Escrow Agent harmless and Acquiror agrees to indemnify the Escrow Agent for any liability on account of taxes, assessments or other governmental charges, including without limitation the withholding or deduction or the failure to withhold or deduct the same, and any liability for failure to obtain proper certifications or to properly report to governmental authorities, to which the Escrow Agent may be or become subject in connection with any payment to Acquiror under this Agreement or which otherwise arises out of this Agreement, except as provided in the preceding paragraph, including costs and expenses (including reasonable legal fees and expenses), interest and penalties.


         The Escrow Agent shall have no more or less responsibility or liability on account of any action or omission of any book-entry depository or subescrow agent employed by the Escrow Agent than any such book-entry depository or subescrow agent has to the Escrow Agent, except to the extent that such action or omission of any book-entry depository or subescrow agent was caused by the Escrow Agent's own gross negligence, bad faith or willful misconduct.

         No distributions will be made unless Acquiror and the Agent provide the Escrow Agent with an appropriate W-9 form for tax identification number certification or non-resident alien certification prior to distribution. This
Section 4.1(b) and Section 3.3 hereof shall survive any termination of this Agreement or the resignation or removal of the Escrow Agent.

         4.2 Collateral Agreements. Other than this Agreement, which shall be controlling in regards to the Escrow Indemnity Funds, the Escrow Agent shall not be bound in any way by any contract or agreement between other parties hereto, including the Merger Agreement and the Stockholders' Agreement, whether or not it has knowledge of any such contract or agreement or of its terms or conditions.

                                    ARTICLE 5

                                   TERMINATION


         This Agreement shall be terminated upon the earliest to occur of (a) disbursement or release of all of the Escrow Indemnity Funds by the Escrow Agent as provided in this Agreement, or (b) the written mutual consent signed by each of the parties hereto. This Agreement shall not be otherwise terminated.


                                    ARTICLE 6

                                OTHER PROVISIONS

         6.1 Notices. Any notice, demand or request required or permitted to be given under the provisions of this Agreement shall be in writing and dispatched by the same means to all of the foregoing on the same day and shall be deemed to have been duly given and received (i) when delivered if delivered by hand or by confirmed facsimile transmission or telex and (ii) three business days after mailing if mailed by reputable courier service or registered or certified mail, postage prepaid and return receipt requested, to the parties at the following addresses (or to such other address as any party may request in a notice delivered in accordance with this

Section 6.1 to the other parties hereto, provided that notices of a change of address shall be effective only upon receipt thereof):

                  (a)      If to Acquiror:

                           Iron Mountain Incorporated
                           745 Atlantic Avenue, 10th Floor
                           Boston, MA 02111
                           Telephone:  (617) 357-4455
                           Telecopy:   (617) 350-7881
                           Attention:  Chief Executive Officer

                  With copy to:

                           Sullivan & Worcester LLP
                           One Post Office Square
                           Boston, MA  02109
                           Telephone:  (617) 338-2800
                           Telecopy:   (617) 338-2880
                           Attention:  William J. Curry, Esq.

                  and

                  If to the Agent:


                           c/o James B. Wayman
                           251 Old Billerica Road
                           Bedford, MA 01730
                           Telephone: (508) ___-____
                           Telecopy:  (508) ___-____


                  With copies to:

                   Woods, Oviatt, Gilman, Sturman & Clarke LLP
                           44 Exchange Street
                           Rochester, NY 14614
                           Telephone:  (716) 987-2821
                           Telecopy:   (716) 454-3968
                           Attention:  Harry P. Messina, Jr., Esq.

                  If to the Escrow Agent:

                           State Street Bank and Trust Company
                           Two International Place
                           Boston, MA 02110

                           Telephone:     (617) 664-5776
                           Telecopy:      (617) 664-5365
                           Attention:     Corporate Trust Department
                                          Iron Mountain Incorporated-Escrow
                                          Indemnity Funds

Unless otherwise refused by Acquiror or the Agent in writing, the Escrow Agent shall assume that the receipt of any notice was received by Acquiror and the Agent on the same day as received by Escrow Agent.

         6.2 Benefit and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

         6.3 Entire Agreement; Amendment. This Agreement contains all the terms agreed upon by the parties with respect to the subject matter hereof, except certain terms and provisions set forth in the Merger Agreement and the Stockholders' Agreement and except that capitalized terms not otherwise used herein shall have the meanings set forth in the Merger Agreement. This Agreement may be amended only by a written instrument signed by the parties against which enforcement of any waiver, change, modification, extension or discharge is sought. A waiver of any of the terms and conditions of this Escrow Agreement on one occasion shall not constitute a waiver of the other terms of this Agreement, or of such terms and conditions on any other occasion.

         6.4 Tax Identification Numbers. Each party hereto, except the Escrow Agent, shall provide the Escrow Agent with their Tax Identification Number (TIN) as assigned by the Internal Revenue Service. All interest or other income earned under this Agreement shall be allocated and paid as provided herein and reported by the recipient to the Internal Revenue Service as having been so allocated and paid.


         6.5 Headings. The headings of the sections and subsections of this Agreement are for ease of reference only and do not evidence the intentions of the parties.

         6.6 Governing Law. This agreement shall be governed by and construed and enforced in accordance with the law (other than the law governing conflict of law questions) of the Commonwealth of Massachusetts.

         6.7 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         6.8 Dispute Resolution. It is understood and agreed that should any dispute arise, including a dispute described in Section 2.4 hereof, with respect to the delivery, ownership, right of possession, and/or disposition of the Escrow Indemnity Funds, or should any claim be made upon such Escrow Indemnity Funds by a third party, the Escrow Agent upon receipt of written notice of such dispute or claim by the parties hereto or by a third party, is authorized and directed to retain in its possession without liability to anyone, all or any of said Escrow Indemnity Funds until such dispute shall have been settled either by the mutual written agreement of the parties involved or by a final order, decree or judgment of a Court in the United States of America, the time for perfection of an appeal of such order, decree or judgment having expired. The Escrow Agent may, but shall be under no duty whatsoever to, institute or defend any legal proceedings which relate to the Escrow Indemnity Funds.

         6.9 Consent to Jurisdiction and Service. Acquiror and the Agent hereby absolutely and irrevocably consent and submit to the jurisdiction of the courts in the Commonwealth of Massachusetts and of any Federal court located in said Commonwealth in connection with any actions or proceedings brought against Acquiror and the Agent by the Escrow Agent arising out of or relating to this Escrow Agreement. In any such action or proceeding, Acquiror and the Agent hereby absolutely and irrevocably waive personal service of any summons, complaint, declaration or other process and hereby absolutely and irrevocably agree that the service thereof may be made by certified or registered first-class mail directed to Acquiror and the Agent, as the case may be, at their respective addresses in accordance with Section 6.1 hereof.


         6.10 Force Majeure. Neither Acquiror nor the Agent nor the Escrow Agent shall be responsible for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.

         6.11 Reproduction of Documents. This Agreement and all documents relating hereto, including, without limitation, (a) consents, waivers and modifications which may hereafter be executed, and (b) certificates and other information previously or hereafter furnished, may be reproduced by any photographic, photostatic, microfilm, optical disk, micro-card, miniature photographic or other similar process. The parties agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.



                     [Signatures appear on following page.]

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized partners or officers as of the day and year first written above.

                                  THE COMPANY:

                                  SAFESITE RECORDS MANAGEMENT CORPORATION


                                  By:______________________________________
                                     Name:
                                     Title:

                                   THE AGENT:




                                   ________________________________________
                                   James B. Wayman, Jr., as Agent


                                   ACQUIROR:

                                   IRON MOUNTAIN INCORPORATED


                                   By:______________________________________
                                      Name:
                                      Title:

                                  ESCROW AGENT:

                                  STATE STREET BANK AND TRUST COMPANY, as
                                  Escrow Agent


                                  By:_____________________________________
                                     Name:
                                     Title:

                                                                         ANNEX V


                        DELAWARE GENERAL CORPORATION LAW


         262 APPRAISAL RIGHTS. - (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss.251 (other than a merger effected pursuant to subsection
(g) of Section 251), 252, 254, 257, 258, 263 or 264 of this title:

         (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 stockholders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of ss.251 of this title.

         (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss.ss.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

         a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

         b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

         c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

         d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

         (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

         (d)  Appraisal rights shall be perfected as follows:

         (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

         (2) If the merger or consolidation was approved pursuant to ss.228 or 253 or this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 299, L. '95, eff. 2-1-96.)

                                     Part II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20.  Indemnification of Directors and Officers.

         Section 145 of the Delaware General Corporation Law (the "DGCL") provides, in effect, that any person made a party to any action by reason of the fact that he is or was a Director, officer, employee or agent of Iron Mountain may and, in certain cases, must be indemnified by Iron Mountain against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorney's fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorney's fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Iron Mountain. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the Director, officer, employee or agent is liable to Iron Mountain, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonable entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

         Article Sixth of Iron Mountain's Restated Certificate of Incorporation provides that Iron Mountain shall indemnify each person who is or was an officer or Director of Iron Mountain to the fullest extent permitted by Section 145 of the DGCL.

         Article Seventh of Iron Mountain's Restated Certificate of Incorporation states that no Director of Iron Mountain shall be liable to Iron Mountain or its stockholders for monetary damages for breach of fiduciary duty as a Director, except to the extent that exculpation from liability is not permitted under the DGCL as in effect when such breach occurred.


Item 21.  Exhibits and Financial Statement Schedules.



         Exhibits indicated below are incorporated by reference to documents of Iron Mountain on file with the Securities and Exchange Commission. Exhibit numbers in parentheses refer to the exhibit numbers in the applicable filing. Each exhibit marked by an asterisk (*) was previously filed as an exhibit to the Registration Statement filed on April 4, 1997. All other exhibits are filed herewith.


(a)      Exhibits



     Exhibit No.                                    Item                                              Exhibit
     -----------                                    ----                                              -------
          2           Agreement and Plan of Merger, dated as of February 19,                           (2)5
                      1997, by and among Iron Mountain,  IM-1 Acquisition
                      Corp., and Safesite Records Management Corporation
          2A          Amendment No. 1 to Agreement and Plan of Merger, dated               Filed herewith as Exhibit 2A*
                      as of April 1, 1997, by and among Iron Mountain,  IM-1
                      Acquisition Corp., and Safesite Records Management
                      Corporation
          2B          Amendment No. 2 to Agreement and Plan of Merger, dated               Filed herewith as Exhibit 2B
                      as of May 7, 1997, by and among Iron Mountain,  IM-1
                      Acquisition Corp., and Safesite Records Management
                      Corporation


                                      II-1





          3.1         Amended and Restated Certificate of Incorporation of Iron                       (3.1)1
                      Mountain, as amended
          3.2         By-Laws of Iron Mountain, as amended                                            (3.2)3
          5           Opinion of Sullivan & Worcester LLP                                  Filed herewith as Exhibit 5*
          8.1         Opinion of Sullivan & Worcester LLP regarding certain                Filed herewith as Exhibit 8.1
                      federal income tax matters
          8.2         Opinion of Woods, Oviatt, Gilman, Sturman & Clarke LLP               Filed herewith as Exhibit 8.2
                      regarding certain federal income tax matters
          10.1        Credit Agreement, dated as of September 30, 1996, among                          (10)4
                      Iron Mountain, the lenders party thereto and The Chase
                      Manhattan Bank, as Administrative Agent
          10.2A       Amendment No. 1 to the Credit Agreement, dated as of                           (10.2A)5
                      January 15, 1997, among Iron Mountain, the lenders party
                      thereto and The Chase Manhattan Bank, as Administrative
                      Agent
          10.2B       Amendment and Restatement to Credit Agreement, dated as
                      (10.2B)5 of March 3, 1997, among Iron Mountain, the
                      lenders party thereto and The Chase Manhattan Bank, as
                      Administrative Agent
          10.3        Indenture for 101/8% Senior Subordinated Notes due 2006                        (10.3) 5
                      by and among Iron Mountain, certain of its subsidiaries and
                      First National Association, as trustee, dated October 1,
                      1996
          10.4        Iron Mountain Incorporated 1995 Stock Incentive Plan, as            Filed herewith as Exhibit 10.4*
                      amended
          10.5        Form of Iron Mountain Incorporated 1995 Stock Option                            (10.7)1
                      Plan for Non-Employee Directors
          10.6        Asset Purchase Agreement, dated July 19, 1995, among                           (10.11)1
                      Iron Mountain Records Management, Inc. ("IMRM"),
                      DataFile Services, Inc. and Cynthia and Lee Macklin
          10.7        Asset Purchase and Sale Agreement, dated as of October 5,                      (10.12)1
                      1995, among IMRM, Brooks Records Center, Inc. and
                      Forty Acres, Ltd.
          10.8        Asset Purchase and Sale Agreement, dated as of November                        (10.13)1
                      1, 1995, among IMRM, Nashville Vault Company, Ltd.
                      and USA Vault Corporation
          10.9        Asset Purchase and Sale Agreement, dated November 14,                          (10.14)1
                      1995, among IMRM, Data Vault Corporation and Ralph
                      Stoddard III


                                      II-2





          10.10       Merger Agreement, dated as of November 17, 1995,                               (10.15)1
                      among IMRM, Temp DSSI, Inc. and Data Storage
                      Systems, Inc.
          10.11       Asset Purchase and Sale Agreement, dated November 17,                          (10.16)1
                      1995, among IMRM, Florida Data Bank, Inc., Carl J.
                      Strang III, Carl J. Strang II and 6/10 Corporation
          10.12       Asset Purchase and Sale Agreement, dated November 22,                          (10.17)1
                      1995 among IMRM, Data Management Business Records
                      Storage, Inc. and Outdoor West, Inc.
          10.13       Record Center Storage Services Agreement between IMRM                          (10.18)1
                      and Resolution Trust Corporation, dated July 31, 1992, as
                      renewed by letter agreement effective July 26, 1996
                      between Iron Mountain and the Federal Deposit Insurance
                      Corporation
          10.14       Lease between IMRM and IM Houston (CR) Limited                                 (10.19)1
                      Partnership, dated January 1, 1991
          10.15       Asset Purchase and Sale Agreement, dated July 11, 1996,                        (10.20)2
                      among IMRM, The Fortress Corporation and certain
                      subsidiaries
          10.16       Stock Purchase and Sale Agreement, dated as of August 9,                       (10.21)2
                      1996, among IMRM and the shareholders of Data Archive
                      Services of Miami, Inc. and Data Archives Services, Inc.
          10.17       Asset Purchase and Sale Agreement, dated August 13,                            (10.22)2
                      1996, among IMRM, International Record Storage and
                      Retrieval Service, Inc. and Laurance Winnerman, Sanford
                      Winnerman and Penny Novak
          10.18       Asset Purchase Agreement, dated as of September 6, 1996,                       (10.23)2
                      among IMRM, Mohawk Business Record Storage, Inc.,
                      Michael M. Rabin, Richard K. Rabin, Herman Ladin and
                      Sidney Ladin
          10.19        Registration Rights Agreement between Iron Mountain and                        (4.1)1
                      certain Stockholders, dated as of December 14, 1990
          10.20       Stockholders' Agreement, dated as of February 19, 1997                         (10.20)5
                      by and among Iron Mountain and certain stockholders of
                      Safesite Records Management Corporation
          10.20A      Letter Agreement, dated as of May 7, 1997, by and among            Filed herewith as Exhibit 10.20A
                      B. Thomas Golisano, James B. Wayman, Jr. and Iron
                      Mountain relating to certain indemnification matters
          10.21       Form of Escrow Agreement, by and among Iron Mountain,                 Filed herewith as Annex IV
                      Safesite Records Management Corporation, B. Thomas
                      Golisano, as Agent for the Stockholders, and State Street
                      Bank and Trust Company, as Escrow Agent


                                      II-3





          10.22       Asset Purchase and Sale Agreement, dated March 12,                 Filed herewith as Exhibit 10.22*
                      1997, by and among IMRM, Chicago Data Destruction
                      Corporation, and John Mengel and John S. Mengel
          11          Statement re: computation of per share earnings                                  (11)5
          12          Schedule of computation of ratio of earnings to fixed                            (12)5
                      charges
          21          Subsidiaries of Iron Mountain                                        Filed herewith as Exhibit 21
          23.1        Consent of Sullivan & Worcester LLP                                  Contained in Exhibit 5; filed
                                                                                                     herewith*
          23.2        Consent of Arthur Andersen LLP                                      Filed herewith as Exhibit 23.2
          23.3        Consent of Geo. S. Olive & Co. LLC                                  Filed herewith as Exhibit 23.3
          23.4        Consent of Rothstein, Kass & Company, P.C.                          Filed herewith as Exhibit 23.4
          24          Powers of Attorney                                                 Previously filed on Page II-5 of
                                                                                            the Registration Statement
          27          Financial Data Schedule                                                          (27)5

--------------------
1        Filed as an Exhibit to Iron Mountain's Registration Statement No.
         33-99950 filed with the Securities and Exchange Commission on December 1, 1995.
2        Filed as an Exhibit to Iron Mountain's Registration Statement No.
         333-10359 filed with the Securities and Exchange Commission on August 16, 1996.
3 Filed as an Exhibit to Iron Mountain's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed with the Securities and Exchange Commission, File No. 0-27584.
4 Filed as an Exhibit to Iron Mountain's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, filed with the Securities and Exchange Commission, File No. 0-27584.
5 Filed as an Exhibit to Iron Mountain's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Securities and Exchange Commission, File No. 0-27584.

(b)      Financial Statement Schedules

    The following Financial Statement Schedules are filed herewith:

    Iron Mountain Incorporated:


       Schedule II - Valuation and Qualifying Accounts*


    Safesite Records Management Corporation:


       Schedule II - Valuation and Qualifying Accounts*



Item 22.  Undertakings




         Iron Mountain hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

         (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

         (5) That every prospectus: (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Iron Mountain hereby undertakes that it will provide by means of a post-effective amendment, all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of Iron Mountain, Iron Mountain has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Iron Mountain in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, Iron Mountain will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, Iron Mountain Incorporated has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on May 7, 1997.



                            IRON MOUNTAIN INCORPORATED



                            By:  /s/ C. Richard Reese
                                 ---------------------------------------------
                                 Name:   C. Richard Reese
                                 Title:  Chairman of the Board of Directors
                                           and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registrant's Registration Statement on Form S-4 relating to Common Stock has been signed below on May 7, 1997 by the following persons in the capacities and on the dates indicated.




Signature                                             Title                                             Date

/s/ C. Richard Reese                                  Chairman of the Board of Directors              May  7, 1997
------------------------------                        and Chief Executive Officer               ------------------
C. Richard Reese

David S. Wendell*                                     President, Chief Operating Officer              May  7, 1997
------------------------------                        and Director                              ------------------
David S. Wendell


Eugene B. Doggett*                                    Executive Vice President, Chief                 May  7, 1997
------------------------------                        Financial Officer and Director            ------------------
Eugene B. Doggett


Constantin R. Boden*                                  Director                                        May  7, 1997
------------------------------                                                                  ------------------
Constantin R. Boden


Arthur D. Little*                                    Director                                        May  7, 1997
------------------------------                                                                  -----------------
Arthur D. Little


Vincent J. Ryan*                                     Director                                        May  7, 1997
------------------------------                                                                  -----------------
Vincent J. Ryan


Jean A. Bua*                                         Vice President and Corporate                    May  7, 1997
------------------------------                       Controller                                 -----------------
Jean A. Bua

*By:  /s/ C. Richard Reese
      ------------------------
        C. Richard Reese
        Attorney-in-fact

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
  Iron Mountain Incorporated:

     We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Iron Mountain Incorporated for each of the three years in the period ended December 31, 1996 and have issued our report thereon dated March 4, 1997. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The supplemental schedule listed in the accompanying index is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                              ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 4, 1997

                                                                                                                   Schedule II

                           IRON MOUNTAIN INCORPORATED
                        Valuation and Qualifying Accounts
                             (Amounts in Thousands)

                                                  Balance at
                                               Beginning of the                                             Balance at End of
Year Ended December 31,                              Year          Charged to Expense       Deductions         the Year
-------------------------------------------- --------------------- -------------------- ------------------- -------------------
Allowance for doubtful accounts:

1994 ..................................        $         502        $        356           $     (327)        $       531

1995 ..................................                  531                 630                 (510)                651

1996 ..................................                  651                 639                 (229)              1,061

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors of Safesite Records Management Corporation:

We have audited in accordance with generally accepted auditing standards, the financial statements of Safesite Records Management Corporation for each of the three years in the period ended December 31, 1996 and have issued our report thereon dated March 14, 1997. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The supplemental schedule listed in the accompanying index is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                              ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 14, 1997

                                                                     Schedule II

                    SAFESITE RECORDS MANAGEMENT CORPORATION
                       Valuation and Qualifying Accounts

                                        Balance at
                                     Beginning of the                                              Balance at End of
    Year Ended December 31,                Year            Charged to Expense      Deductions          the Year
----------------------------------   -------------------   ---------------------   -------------   ------------------
Allowance for doubtful accounts:
  1994 ...........................         $95,000                $49,055             $49,055            $95,000
  1995 ...........................          95,000                 30,529              30,529             95,000
  1996 ...........................          95,000                  7,286               7,086             95,200